Exhibit 99.1

Li Auto Inc. Supplemental and Updated Disclosures

Li Auto Inc. (the “Company” or “we”) has filed an application (“the Listing Application”) with the Stock Exchange of Hong King Limited (“the Hong Kong Stock Exchange”) in connection with a proposed dual primary listing (“the Listing”) of its Class A ordinary shares (“the Shares”) on the Main Board of the Hong Kong Stock Exchange together with a Hong Kong initial public offering and a global offering (together, the “Offering”) of the Shares.

The Listing Application contains new and supplemental descriptions of certain aspects of the Company’s business and financial information as required by the Hong Kong Stock Exchange Listing Rules as well as updated disclosures of certain information previously disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2020 (the “2020 Form 20-F”). This Supplemental and Updated Disclosures exhibit sets forth such new, supplemental, and updated information and disclosures as described below. The disclosures herein supplement, and should be read in conjunction with, the disclosures in the 2020 Form 20-F and other disclosures furnished on Form 6-K.

There is no assurance as to if or when the Listing will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation, or sale of the Company’s securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

FORWARD-LOOKING STATEMENTS

This exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates, and projections about us, our industries, and the regulatory environment in which we and companies integral to our business operate. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “target,” “goal,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Trip.com Group Limited’s anticipated growth strategies; its future business development, results of operations, and financial conditions; its ability to continue to control costs and maintain profitability; and the expected growth in the overall economy and demand for travel services in China.

The forward-looking statements made in this exhibit relate only to events or information as of the date on which the statements are made in this exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this exhibit completely in conjunction with our annual reports on Form 20-F and other documents filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.

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TABLE OF CONTENTS

Page

RECENT DEVELOPMENTS	1
RISK FACTORS	3
INDUSTRY OVERVIEW	31
REGULATIONS	51
HISTORY, REORGANIZATION AND CORPORATE STRUCTURE	56
BUSINESS	69
CONTRACTUAL ARRANGEMENTS	113
FINANCIAL INFORMATION	135
CONNECTED TRANSACTIONS	182
SUBSTANTIAL SHAREHOLDERS	191
DIRECTORS AND SENIOR MANAGEMENT	193

RECENT DEVELOPMENTS

The following section presents updates relating to selected information subsequent to the filing of our 2020 Form 20-F.

Issuance of the 2028 Notes

In April 2021, we issued the US$862.5 million in aggregate principal amount of 0.25% convertible senior notes due 2028, or the 2028 Notes, which may be converted, at an initial conversion rate of 35.2818 ADSs per US$1,000 principal amount of notes (which represents an initial conversion price of US$28.34 per ADS) at each holder ’s option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028, or at the option of the holders upon satisfaction of certain conditions and during certain periods prior to the close of business on business day immediately preceding November 1, 2027 based on an initial conversion rate of 35.2818 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2028 Notes bear interest at a rate of 0.25% per year, payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021. Holders of the 2028 Notes may require the Company to repurchase all or part of their notes for cash on May 1, 2024 and on May 1, 2026, in each case, at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the relevant repurchase date. Assuming full conversion of the 2028 Notes at the initial conversion rate of 35.2818 ADSs per US$1,000 principal amount, the 2028 Notes will be convertible into 30,430,552 ADSs, representing 60,861,104 Class A Ordinary Shares. For illustrative purposes only, 60,861,104 Class A Ordinary Shares represent approximately [REDACTED]% of the total issued share capital (as if enlarged by the issue of such shares) of our Company immediately upon completion of the [REDACTED] (assuming the [REDACTED] is not exercised and no further Shares are issued under the Share Incentive Plans). For further details of the 2028 Notes, please see the section headed “History, Reorganization and Corporate Structure—Convertible Notes.”

Recent Business Developments

The Li ONEs we sold during the Track Record Period were previous generation of Li ONEs with an NEDC range of 800 kilometers prior to our release of 2021 Li ONE. Subsequent to the Track Record Period, we delivered 5,539, 4,323, and 7,713 Li ONEs in April, May, and June 2021, respectively. As of June 30, 2021, we delivered 63,751 Li ONEs in total. As Li ONE continues to gain traction rapidly, our new orders surpassed 10,000 in June 2021, hitting a record high. On July 10, 2021, we opened our 100th retail store.

On May 25, 2021, we released the 2021 Li ONE equipped with navigation on ADAS (NOA) as a standard configuration. The 2021 Li ONE features comprehensive upgrades, including an enhanced NEDC range of 1,080 kilometers, optimized mobility comfort, and more intelligent cockpit, bringing premium features to our users at an MSRP of RMB338,000 (approximately US$52,000). We began deliveries of the 2021 Li ONE on June 1, 2021 and we delivered 7,333 2021 Li ONEs in June 2021.

In July 2021, we signed a memorandum of understanding with a local company for collaboration in a reconstruction and expansion project of an automobile manufacturing plant in Shunyi District, Beijing, China.

We were loss-making during the Track Record Period and expect to continue to incur widening net loss in 2021 primarily due to our continuing investments in (i) the research and development of our future models and autonomous driving solutions and (ii) the expansion of our sales and servicing network. See “Risk Factors—We recorded net losses and had negative net cash flows from operations in the past, and we have not been profitable, which may continue in the future.”

Recent Regulatory Developments

On July 10, 2021, the Cyberspace Administration of China published the Measures for Cybersecurity Review (Revised Draft for Comments), which stipulate that if an operator has personal information of over one million users and intends to be listed in a foreign country, it must be subject to the cybersecurity review. As advised by our PRC Legal Advisor, the draft measures were released for public comment only, and its implementation provisions and anticipated adoption or effective date may be subject to change and thus remain substantially uncertain. We cannot predict the impact of the draft measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. See “Risk Factors—Our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.”

Under the current PRC cybersecurity laws, critical information infrastructure operators that intend to purchase internet products and services that may affect national security must be subject to the cybersecurity review. As advised by our PRC Legal Advisor, the exact scope of “critical information infrastructure operators” under the draft measures and the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Currently, the Cybersecurity Law has not directly affected our business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator under the Cybersecurity Law. In such case, we must fulfill certain obligations as required under the Cybersecurity Law and other applicable laws, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we have fulfilled in our business, and we may be subject to review when purchasing internet products and services. If a final version of the draft measures is adopted, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this document, we have not been involved in any investigations on cybersecurity review made by the Cyberspace Administration of China on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we and our PRC Legal Advisor do not expect that, as of the date of this document, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

On July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. See “Risk Factors—The approval of the CSRC or other PRC government authorities may be required in connection with this [REDACTED] under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.” As of the date of this document, we have not received any inquiry, notice, warning, or sanctions regarding this [REDACTED] from the CSRC or any other PRC government authorities. Based on the foregoing and the currently effective PRC laws, we and our PRC Legal Advisor are of the view that, as of the date of this document, these opinions do not have a material adverse impact on our business.

Based on the currently available information and independent due diligence work conducted by the Joint Sponsors, including but not limited to, (i) discussing with the management of the Company to understand, among others, the cybersecurity and data privacy control of the Company and imminent impact on the business of the Company caused by the current applicable PRC laws and the recent regulatory developments on cybersecurity; (ii) reviewing representations made by the Company in the responses to the due diligence questionnaire and the relevant supporting documents, and (iii) discussing with the PRC Legal Advisor on, among others, the potential impact and latest status of the aforementioned recent regulatory developments. Based on the foregoing facts and analysis and having considered the relevant due diligence conducted by the Joint Sponsors, nothing has come to the attention of the Joint Sponsors that would cause them to cast doubt on the reasonableness of the Company’s and the PRC Legal Advisor ’s views that (i) they do not expect that, as of the date of this document, the current applicable PRC laws on cybersecurity would have a material adverse impact on the business of the Company and (ii) as of the date of this document, the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law do not have a material adverse impact on the business of the Company.

RISK FACTORS

The following section sets forth certain risk factors that have been updated and supplemented since the filing of our 2020 Form 20-F as well as additional new risk factors relating to the Listing.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

We have a limited operating history and face significant challenges as a new entrant into our industry.

We were founded in 2015, started volume production of our first vehicle model, Li ONE, in November 2019, and delivered over 63,000 Li ONEs as of June 30, 2021. There is no historical basis for making judgments on the demand for our vehicles or our ability to develop, manufacture, and deliver vehicles, or our profitability in the future. It is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. You should consider our business and prospects in light of the risks and challenges we face as a new entrant into our industry, including with respect to our ability to continuously advance our EV technologies, including EREV technologies, HPC BEVs develop and manufacture safe, reliable, and quality vehicles that appeal to users; delivery and servicing of a large volume of vehicles; turn profitable; build a well-recognized and respected brand cost-effectively; expand our vehicle lineup; navigate the evolving regulatory environment; improve and maintain our operational efficiency; manage supply chain effectively; and adapt to changing market conditions, including technological developments and changes in competitive landscape; and manage our growth effectively.

While we currently focus on SUVs equipped with range extension systems, we will introduce new models in other categories or using other technologies that we have less experience in, such as BEV models or BEV technologies, as we may adjust our strategies and plans from time to time to remain competitive as a new entrant into our industry. If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

Our ability to develop, manufacture, and deliver automobiles of high quality and appeal to users, on schedule, and on a large scale is unproven and still evolving.

The sustainability of our business depends, in large part, on our ability to timely execute our plan to develop, manufacture, and deliver on a large scale automobiles of high quality and appeal to users. The current annual production capacity of our own Changzhou manufacturing facility is 100,000 units with a utilization rate of approximately 36% in 2020, which we plan to fully utilize and increase to 200,000 vehicles in 2022. Our Changzhou manufacturing facility will continue to produce Li ONE and, with additional investment in necessary tooling and fixture upgrades, our planned full-size premium smart extended-range electric SUV. To date we have limited automobile manufacturing experience to balance production volume and vehicle quality and appeal, and therefore cannot assure you that we will be able to achieve our targeted production volume of commercially viable vehicles on a timely basis, or at all.

Our continued development, manufacturing, and delivery of automobiles of high quality to achieve our targeted production volume are and will be subject to risks, including with respect to:

•	lack of necessary funding;

•	delays or disruptions in our supply chain;

•	delays in the research and development of technologies necessary for our vehicles;

•	quality control deficiencies;

•	compliance with environmental, workplace safety, and relevant regulations; and

•	cost overruns.

Historically, automakers are expected to periodically introduce new and improved models to stay abreast of the market. To remain competitive, we may be required to introduce new vehicle models and perform facelifts on existing vehicle models earlier or more frequently than is originally planned. We cannot assure you that facelifts on Li ONE or any future models we launch will appeal to the users as we expect or that any introduction of new models or facelifts will not affect the sales of existing models.

Furthermore, we rely on third-party suppliers for the provision and development of many of the key components and materials used in our vehicles. To the extent our suppliers experience any difficulties in providing us with or developing necessary components, we could experience delays in delivering vehicles. Any delay in the development, manufacturing, and delivery of Li ONE or future models, or in performing facelifts to existing models, could subject us to user complaints and materially and adversely affect our reputation, demand for our vehicles, and our growth prospects.

Any of the foregoing could materially and adversely affect our business, financial condition, and results of operations.

We currently depend on revenues generated from a single model of vehicles and in the foreseeable future from a limited number of models.

Our business currently depends substantially on the sales and success of Li ONE, which is our only production model in the market until the introduction of our planned full-size premium smart extended-range electric SUV in 2022, and two more extended-range electric SUV models. Starting from 2023, we plan to launch at least two new HPC BEV models each year. To the extent our product variety and cycles do not meet consumer expectations, or cannot be achieved on our projected timelines and cost and volume targets, our future sales may be adversely affected. Given that for the foreseeable future our business will depend on a limited number of vehicle models, to the extent a particular model, such as our planned HPC BEV model, is not timely launched or well-received by the market, our sales volume could be materially and adversely affected, which in turn could materially and adversely affect our business, financial condition, and results of operations.

Our vehicles are designed and manufactured for Chinese families, and this is likely the case in the foreseeable future. If the demand for our vehicles significantly decreases, due to a significant change in the average spending power of Chinese families, significant decrease in the number of Chinese families, mismatched market positioning, or other reasons, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

In addition, our single standard configuration with a flat price for Li ONE may not be as effective as we intend. We provide premium and technology features that are typically offered as costly add-ons by our competitors as standard in Li ONE, to save users’ time and money while alleviating our burden in production, sales, and support. However, we cannot assure you that such endeavors will succeed. Users may prefer personalized features based on diversified tastes and needs. In addition, our flat pricing could still exceed certain users’ budget significantly. To the extent that we are unable to meet various user needs in promoting our single standard configuration with flat pricing for Li ONE, our business may be materially and adversely affected.

We are subject to risks associated with EREVs.

EREVs accounted for only 2.8% of the NEV market in terms of sales volume in 2020, according to the CIC Report. EREV technologies are advanced technologies with limited instances of successful commercialization. There is no assurance that EREVs will be continue to be accepted by the market. Moreover, our business and future results of operations will depend on our ability to continue to develop our EREV technologies and improve the performance and efficiency in a cost-effective and timely manner. Our research and development efforts may not be sufficient to adapt to changes in the EREV technologies as well as developments in other EV technologies, including BEV technology, which may reduce the competitive advantages of EREV technology. As technologies evolve, we plan to upgrade or adapt our vehicles and introduce new models with the latest technologies, including EREV technologies. This will require us to invest resources in research and development and to cooperate effectively on new designs with our suppliers, develop actionable insights from data analysis and user feedback, and respond effectively to technological changes and policy and regulatory developments.

As a pioneer to successfully commercialize EREVs in China, we have limited experience to date in volume production of EREVs. We cannot assure you that we will be able to maintain efficient and automated manufacturing capabilities and processes, or reliable sources of component supply that will enable us to meet the quality, price, design, engineering, and production standards, as well as the production volumes to satisfy the market demand for Li ONE and future models.

We also believe that user confidence in EREVs is essential in promoting our vehicles. As a result, consumers will be less likely to purchase our EREVs if they are not convinced of the technical and functional superiority of EREVs. Any defects in or significant malfunctioning of the range extension system, or any negative perceptions of EREVs with or without any grounds, may weaken consumer confidence in EREVs, cause safety concerns among consumers and negatively impact our brand name, financial condition, and results of operations. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed.

We recorded net losses and had negative net cash flows from operations in the past, and we have not been profitable, which may continue in the future.

We have not been profitable since our inception. We incurred net loss of RMB1.5 billion, RMB2.4 billion, RMB151.7 million (US$23.1 million), and RMB360.0 million (US$54.9 million) in 2018, 2019, and 2020 and for the three months ended March 31, 2021, respectively. We expect to continue to incur widening net loss in 2021 primarily due to our continuing investments in (i) the research and development of our future models and autonomous driving solutions, and (ii) the expansion of our production facilities and sales and servicing network. In addition, we had negative net cash flows from operating activities of RMB1.3 billion and RMB1.8 billion in 2018 and 2019, respectively. In 2020 and for the three months ended March 31, 2021, we had positive net cash flows from operating activities of RMB3.1 billion (US$479.2 million) and RMB926.3 million (US$141.4 million), respectively. We made capital expenditures of RMB970.7 million, RMB952.9 million, RMB675.2 million (US$103.1 million), and RMB356.1 million (US$54.4 million) in 2018, 2019, and 2020 and for the three months ended March 31, 2021, respectively. The pressure on us to generate or maintain positive cash flow may be further exacerbated by our contractual obligations, including capital commitments, operating lease obligations, purchase obligations, finance leases and borrowings. We expect to continue to invest in the production ramp-up of Li ONE, expansion of the Changzhou manufacturing facility, expansion of retail stores, galleries, and delivery and servicing centers, and research and development to further expand our business. These investments may not result in revenue increase, or at all, and we may have negative net cash flows from operations again in the future.

We may not generate sufficient revenues or continue to incur substantial losses for a number of reasons, including lack of demand for our vehicles, increasing competition, and other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications, or delays in deriving revenues or achieving profitability.

Our research and development efforts may not yield the results as expected.

As an emerging automaker, we heavily rely on research and development to establish and strengthen our market position. We develop electric vehicle technologies, such as next- generation EREV powertrain system, high C-rate battery, high-voltage platform, ultra-fast charging technologies, autonomous driving technologies, next-generation intelligent cockpit, operating systems, and computing platforms. In 2018, 2019, and 2020 and for the three months ended March 31, 2021, our research and development expenses amounted to RMB793.7 million, RMB1.2 billion, RMB1.1 billion (US$167.9 million), and RMB514.5 million (US$78.5 million), respectively. Our research and development expenses accounted for 11.6% and 14.4% of our total revenues in 2020 and for the three months ended March 31, 2021, respectively. As technologies evolve, we plan to upgrade or adopt our vehicles and introduce new models with latest technologies, which will require us to invest resources in research and development. Therefore, we expect that our research and development expenses will continue to be significant. As research and development activities are inherently uncertain, we cannot assure you that we will continue to achieve desirable developments from our research and development activities and successfully commercialize such developments. Consequently, our significant research and development efforts may not yield the results as expected. If our research and development efforts fail to keep up with the latest technological developments, we could suffer a decline in our competitive position, which may materially and adversely affect our business, financial condition, and results of operations.

We could experience disruptions in supply of raw materials or components used in our vehicles from our suppliers, some of which are our single-source suppliers for the components they supply.

Li ONE uses over 1,900 parts, including battery cells and semiconductor chips, that we source from over 190 suppliers, some of which are currently our single-source suppliers selected from two or more suppliers that are readily available in the market for these components, and we expect that this may continue for our future vehicles that we may produce. We also rely on key raw materials, such as steel and aluminum, sourced from our suppliers. The supply chain exposes us to multiple potential sources of delivery failure or component shortages. Although we reserve the flexibility to obtain components from multiple sources whenever possible, similar to other players in our industry, many of the components used in our vehicles are purchased by us from a single source. Following the disruptions to semiconductor manufacturers due to the COVID-19 pandemic and an increase in global demand for personal computers for work-from-home economies, there is an ongoing global chip shortage, which would materially and adversely affect the automotive industry. The supply chain exposes us to multiple potential sources of delivery failure or component shortages.

We do not control our suppliers or their business practices. Accordingly, we cannot guarantee that the quality of the components manufactured by them will be consistent and maintained to a high standard. Any defects of or quality issues with these components or any noncompliance incidents associated with these third-party suppliers could result in quality issues with our vehicles and hence compromise our brand image and results of operations. Additionally, we cannot guarantee the suppliers’ compliance with ethical business practices, such as environmental responsibilities, fair wage practices, and compliance with child labor laws, among others. A lack of demonstrated compliance could lead us to seek alternative suppliers, which could increase our costs and results in delayed delivery of our products, product shortages, or other disruptions of our operations.

Furthermore, qualifying alternate suppliers or developing our own replacements for certain highly customized components of Li ONE may be time consuming and costly. Any disruption in the supply of components, whether or not from a single-source supplier, could temporarily disrupt production of our vehicles until an alternative supplier is fully qualified by us or is otherwise able to supply us the required material. We cannot assure you that we would be able to successfully retain alternative suppliers or supplies on a timely basis, on acceptable terms, or at all. Changes in business conditions, force majeure, government changes, or other factors beyond our control or anticipation, could also affect our suppliers’ ability to deliver components to us on a timely basis. Moreover, if we experience a significant increase in demand or need to replace our existing suppliers, there can be no assurance that additional supplies will be available when required on terms that are favorable to us, or at all, or that any supplier would allocate sufficient supplies to us in order to meet our requirements or fill our orders in a timely manner. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations, and prospects.

Orders for Li ONE may be canceled by users despite their deposit payment and online confirmation.

Our users may cancel their orders for many reasons outside of our control, and we have experienced cancelation of orders in the past. In addition, users may terminate their orders even after they have paid deposits and waited for 24 hours upon which their orders automatically become confirmed orders and the deposits become non-fundable. The potentially long wait from reservation to delivery could also impact user decisions on whether to ultimately make a purchase, due to potential changes in preferences, competitive developments, and other factors. If we encounter delays in the deliveries of Li ONE or future vehicle models, a significant number of orders may be canceled. As a result, we cannot assure you that orders will not be canceled and will ultimately result in the final purchase, delivery, and sale of the vehicles. Such cancelations could harm our business, brand image, financial condition, results of operations, and prospects.

Changes in PRC government policies that are favorable for NEVs or domestically manufactured vehicles could materially and adversely affect our business, financial condition, results of operations, and prospects.

The growth of our business benefits from PRC government policies at central and local levels that support the development of NEVs and domestically manufactured vehicles. There are uncertainties about governments’ support for HPC network, which is essential to our plan to launch HPC BEVs.

The PRC government has been implementing strict vehicle emission standards for ICE vehicles. On December 28, 2018, the PRC State Administration for Market Regulation, or the SAMR and the PRC National Standardization Administration jointly issued the Electric Vehicle Energy Consumption Standards, effective on July 1, 2019, to regulate electric vehicles regarding their energy efficiency. As an EREV, Li ONE is equipped with both an ICE-based range extension system and electric motors, and is thus required to comply with both standards. If the electric vehicle energy consumption standards and vehicle emission standards become significantly stricter, we may incur significant costs to obtain advanced energy technology to upgrade our vehicles or design new vehicles if we are able to at all, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

In addition, changes in classification of NEVs and license plate policies have affected, and may continue to affect our business. In certain cities in China, municipal governments impose quotas and lottery or bidding systems to limit the number of license plates issued to ICE vehicles, but exempt NEVs from these restrictions to incentivize the development of the NEV market. Nevertheless, in January 2018, the Beijing municipal government announced that it would only allow BEVs to be considered the NEVs exempt from the license plate restrictions, and EREVs would be treated as ICE vehicles in Beijing for the purposes of obtaining license plates. On December 10, 2018, the NDRC, promulgated the Provisions on Administration of Investment in Automotive Industry, effective on January 10, 2019, which categorize EREVs as electric vehicles, although its impact on the Beijing municipal government’s license plate policy remained uncertain. Similarly, in February 2021, the local counterpart of the NDRC and other four governmental authorities in Shanghai announced similar arrangements that only BEVs would be considered the NEVs exempt from the license plate restrictions starting from January 1, 2023. As a result, Li ONEs sold in Beijing and Shanghai may not enjoy the exemptions from the license plate restrictions available to the BEVs. Two of the major markets for Li ONEs are Beijing and Shanghai, whose respective cumulative sales volume accounts for 6.3% and 9.4% of our total cumulative sales volume as of April 30, 2021, according to the CIC Report. It is uncertain whether the arrangements regarding license plate restrictions will reduce the demand for EREVs, and Li ONEs in particular, in Beijing and Shanghai. Although we are currently not aware of any government plan to adopt similar measures in areas other than Beijing and Shanghai, changes in government policies on the classification of NEVs and license plates, at a local or central level, may materially and adversely affect the demand for Li ONE and our future vehicles, which in turn could materially and adversely affect our business, results of operations, financial conditions, and prospects.

Furthermore, changes in government incentives or subsidies to support NEVs could adversely affect our business. EREVs enjoy certain favorable government incentives and subsidies, including exemption from vehicle purchase tax, one-time government subsidies, exemption from license plate restrictions in certain cities, exemption from driving restrictions in certain cities, and preferential utility rates for charging facilities. However, China’s central government has begun implementing a phase-out schedule for the subsidies provided for purchasers of certain NEVs, which provided that the amount of subsidies provided for purchasers of certain NEVs in 2019 and 2020 would be reduced by 48% as compared to 2017 levels. In April 2020, the PRC Ministry of Finance and other national regulatory authorities issued a circular to extend the original end date of subsidies for NEV purchasers to the end of 2022 and reduce the amount of subsidies in 10% increments each year commencing from 2020. However, only NEVs with an MSRP of RMB300,000 or less before subsidies are eligible for such subsidies starting from July 2020, and the MSRP of Li ONE is higher than the threshold. Li ONE used to be eligible for a government subsidy of RMB10,000 per individual buyer before April 2020, which already had been effectively reflected in the then MSRP of RMB328,000 (approximately US$50,000). Such government subsidy was reduced to RMB8,500 per individual buyer from April to July 2020. After July 2020, Li ONE is no longer eligible for such government subsidy. The MSRP of the Li ONE had remained to be RMB328,000 (approximately US$50,000), regardless of whether Li ONE is eligible for the government subsidy, until the release of the 2021 Li ONE on May 25, 2021. Therefore, the phase-out and cease of the government subsidies have resulted in a decrease of our revenues per vehicle.

Moreover, there is no guarantee that we will be able to successfully commercialize or otherwise offer vehicles that meet this subsidy threshold. We cannot assure you that any further changes would be favorable to our business. Furthermore, any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of NEVs, fiscal tightening or other factors may affect government incentives or subsides and result in the diminished competitiveness of the NEV industry generally.

Our vehicles sales are also impacted by government policies including tariffs on imported cars. According to an announcement by the PRC government, the tariff on imported passenger vehicles (other than those originating in the United States of America) was reduced to 15% starting from July 1, 2018. As a result, pricing advantage of domestically manufactured vehicles could be diminished. Pursuant to the Special Administrative Measures for Market Access of Foreign Investment (2020), or the 2020 Negative List, which is jointly promulgated by the NDRC and the Ministry of Commerce and became effective on July 23, 2020, there is no limit on foreign ownership of automakers for NEVs. In addition, the limits on foreign ownership of automakers for ICE passenger vehicles would be lifted by 2022. As a result, foreign NEV competitors and in the future foreign ICE automakers could build wholly-owned facilities in China without the need for a domestic joint venture partner. For example, Tesla has completed its construction of a factory in Shanghai without a joint venture partner and has begun operations. These changes could intensify market competition and reduce our pricing advantage, which in turn could materially and adversely affect our business, results of operations, financial conditions, and prospects.

The global shortage in the supply of semiconductor chips may disrupt our operations and adversely affect our business, results of operations, and financial condition.

Since October 2020, the supply of semiconductor chips used for automotive manufacturing has been subject to a global shortage following the disruption to semiconductor manufacturers due to the COVID-19 pandemic and an increase in global demand for personal computers for work-from-home economies. Although as of the Latest Practicable Date, we had not experienced any disruption in the manufacture of our vehicles due to a shortage in the supply of chips, we cannot assure you that we will be able to continue to obtain sufficient amount of chips or other semiconductor components at a reasonable cost. In addition, similar to other components, many of the semiconductor components used in our vehicles are purchased by us from a single source although we reserve the flexibility to obtain the components from multiple sources. If the suppliers for the semiconductor components become unable to meet our demand on acceptable terms, or at all, we may be required to switch to other suppliers, which could be time consuming and costly. If we fail to find alternative suppliers in time, or at all, our production and deliveries could be materially disrupted, which may materially and adversely affect our business, results of operations, and financial condition.

The global shortage in the supply of battery packs may disrupt our operations and adversely affect our business, results of operations, and financial condition.

Our vehicles currently make use of lithium-ion battery cells, which we purchase from third-party suppliers. The prices for the battery cells fluctuate, and their available supply may be unstable, depending on market conditions and global demand for the battery cells and the materials used in the battery cells, such as lithium, nickel, cobalt, and manganese. There is a looming shortage of battery packs since mid-2020 as a result of an increase in global demand due to increased production of NEVs, rising demand for raw material of battery cells, and the disruption in the supply chain due to the COVID-19 pandemic. Although as of the Latest Practicable Date, we had not experienced any disruption in the manufacture of our vehicles due to a shortage in the supply of battery packs, we cannot assure you that we will be able to continue to obtain sufficient amount of battery packs at a reasonable cost. Our business is dependent on the continued supply of battery packs used in our vehicles. We purchase battery pack from CATL, with which we have developed close partnership for battery packs. If CATL becomes unable to meet our demand on acceptable terms, or at all, we may be required to switch to alternative suppliers. Any disruption in the supply of battery packs from CATL could disrupt production of our vehicles until such time as we find an alternative supplier. There can be no assurance that we would be able to successfully retain alternative suppliers on a timely basis, on acceptable terms or at all. If we fail to find alternative suppliers in time, our production and deliveries could be materially disrupted, which may materially and adversely affect our business, results of operations, and financial condition.

If we fail to effectively manage our inventory, our financial condition, results of operations, and prospects may be materially and adversely affected.

We are exposed to inventory risks that may adversely affect our financial condition, results of operations, and prospects as a result of increased competition, seasonality, new model launches, rapid changes in vehicle life cycles and pricing, defective vehicles, changes in consumer demand and consumer spending patterns, and other factors. In order to operate our business effectively and meet our users’ demands and expectations, we must maintain a certain level of inventory to avoid overstocking or understocking issues and ensure timely delivery. We determine our level of inventory based on our experience and assessment of user demands and number of orders from users.

However, forecasts are inherently uncertain, and the demand for our vehicles may change between the order date and the projected delivery date. If we fail to accurately forecast the demand, we may experience inventory obsolescence and inventory shortage risk. Inventory levels in excess of demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which could adversely affect our profitability. We did not recognize inventory write-downs in 2018, 2019, and 2020 and for the three months ended March 31, 2020 and 2021. In addition, if we underestimate the demand for our vehicles, we may not be able to manufacture a sufficient number of vehicles to meet such unanticipated demand, which could result in delays in the delivery of our vehicles and harm our reputation.

Any of the above may materially and adversely affect our financial condition and results of operations. As we plan to continue to expand our vehicle offerings, we may continue to face challenges in effectively managing our inventory.

We may be compelled to undertake product recalls or other actions, which could adversely affect our brand image, financial condition, results of operations, and growth prospects.

We may be subject to adverse publicity, damage to our brand, and costs for recalls of our vehicles. Effective on November 7, 2020, we voluntarily recalled 10,469 Li ONEs produced on or before June 1, 2020 to replace, free of charge, the control arm ball joint of the front suspension on these Li ONEs in accordance with the requirements by the SAMR. Li ONEs produced after June 1, 2020 are already equipped with an upgraded version of the control arm ball joint of the front suspension. As of the date of this [REDACTED], we completed 98.5% of all the replacements and are not aware of any material accidents due to any defects in the control arm ball joint of the front suspension being replaced.

In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our vehicles, including any systems or parts sourced from our suppliers, prove to be defective or noncompliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary, could involve significant expense and could adversely affect our brand image in our target markets, as well as our business, financial condition, results of operations, and growth prospects.

Our business plans require a significant amount of capital. In addition, our future capital needs may require us to issue additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.

We will need significant capital to, among other things, conduct research and development, expand our production capacity, and roll out our retail stores, galleries, and delivery and servicing centers. As we ramp up our production capacity and operations we may also require significant capital to maintain our property, plant, and equipment and such costs may be greater than what we currently anticipate. We expect that our level of capital expenditures will be significantly affected by consumer demand for our products and services. The fact that we have a limited operating history means we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from what we currently anticipate. We may seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition, and prospects may be materially and adversely affected.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities, or substantially change our corporate structure. As of December 31, 2018 and 2019, we had shareholders’ deficit of RMB2.4 billion and RMB5.7 billion, respectively. As of December 31, 2020 and March 31, 2021, we had shareholders’ equity of RMB29.8 billion (US$4.5 billion) and RMB29.7 billion (US$4.5 billion), respectively. We may have shareholders’ deficit balance in the future, which may limit our ability to obtain financing and materially and adversely affect our liquidity and financial condition. We might not be able to obtain any funding or service any of the debts we incurred, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

In addition, our future capital needs and other business reasons could require us to issue additional equity or debt securities or obtain a credit facility. The issuance of additional equity or equity-linked securities could dilute our shareholders. The incurrence of indebtedness would result in an increase in debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

Our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

We face significant challenges with respect to cybersecurity and data privacy, including the storage, transmission, and sharing of confidential information. We transmit and store confidential and private information of our users, such as personal information, including names, user accounts, passwords, and payment or transaction-related information.

We are subject to various regulatory requirements relating to cybersecurity and data privacy, including, without limitation the PRC Cybersecurity Law. See “Regulations—Regulations on Internet Information Security and Privacy Protection.” We are required by these laws and regulations to ensure the confidentiality, integrity, availability, and authenticity of the information of our users, users, and distributors, which is also essential to maintaining their confidence in our vehicles and services. We have adopted strict information security policies and deployed advanced measures to implement the policies, including, among others, advanced encryption technologies. However, advances in technology, an increased level of sophistication and diversity of our products and services, an increased level of expertise of hackers, new discoveries in the field of cryptography or others can still result in a compromise or breach of our websites, the Li Auto App, or our vehicles’ electronic systems. If we are unable to protect our systems, and hence the information stored in our systems, from unauthorized access, use, disclosure, disruption, modification, or destruction, such problems or security breaches could cause a loss, give rise to our liabilities to the owners of confidential information, or subject us to fines and other penalties. In addition, complying with various laws and regulations could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business.

In addition, regulatory requirements on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations or significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. For example, the Cyberspace Administration of China issued the Several Provisions on Automobile Data Security Management (Draft for Comments) on May 12, 2021, which further elaborates the principles and requirements for the protection of personal information and important data in the automotive industry, and defines any enterprise or institution engaging in the automobile design, manufacture, and service as a relevant operator. Such operator is required to process personal information or important data in accordance with applicable laws during the automobile design, manufacture, sales, operation, maintenance, and management. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which will take effect in September 2021. The Data Security Law provides for a security review procedure for the data activities that may affect national security. Furthermore, Measures for Cybersecurity Review, which became effective on June 1, 2020, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provided that critical information infrastructure operators who intend to purchase internet products and services that affect or may affect national security shall be subject to a cybersecurity review. On July 10, 2021, the Cyberspace Administration of China published the Measures for Cybersecurity Review (Revised Draft for Comments), which further restates and expands the applicable scope of the cybersecurity review. Pursuant to the draft measures, critical information infrastructure operators that intend to purchase internet products and services and data processing operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review. The draft measures further stipulate that if an operator has personal information of over one million users and intends to be listed in a foreign country, it must be subject to the cybersecurity review. See “Regulations—Regulations on Internet Information Security and Privacy Protection.” As advised by our PRC Legal Advisor, the draft measures were released for public comment only, and its operative provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. The draft measures remain unclear on whether the relevant requirements will be applicable to companies that intend to be listed in Hong Kong or companies that have been listed in the United States and intend to be listed in Hong Kong, such as us. Furthermore, the exact scope of “critical information infrastructure operators” under the draft measures and the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the draft measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted version of the draft measures mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations.

Our warranty reserves may be insufficient to cover future warranty claims, which could adversely affect our financial condition and results of operations.

We provide a five-year or 100,000-kilometer limited warranty for new vehicles, and an eight-year or 120,000-kilometer limited warranty for battery packs, electric motors, and electric motor controllers. Currently, we also offer each initial owner extended lifetime warranty, subject to certain conditions. Our warranty program is similar to other automakers’ warranty programs and is intended to cover all parts and labor to repair defects in material or workmanship in the body, chassis, suspension, interior, electric systems, battery, powertrain, and brake system. It also covers free road assistance under the warranty coverage. We plan to record and adjust warranty reserves based on changes in estimated costs and actual warranty costs. However, because we only started the volume production of Li ONE in November 2019, our experience with warranty claims regarding our vehicles or with estimating warranty reserves is limited. We cannot assure you that our warranty reserves will be sufficient to cover future warranty claims. We could, in the future, become subject to a significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our financial condition, results of operations, and prospects.

We have granted, and may continue to grant options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted a share incentive plan in July 2019, or the 2019 Plan, for the purpose of granting share-based compensation awards to employees, directors, and consultants to incentivize their performance and align their interests with ours. We further adopted the 2020 Share Incentive Plan, or the 2020 Plan, in July 2020 and the 2021 Share Incentive Plan, or the 2021 Plan, in March 2021, in each case for the same purpose. Under the 2019 Plan, 2020 Plan, and 2021 Plan, we are authorized to grant options and other types of awards. The maximum number of Class A ordinary shares that may be issued pursuant to all awards under the 2019 Plan is 141,083,452. The maximum number of Class A ordinary shares that may be issued pursuant to all awards under the 2020 Plan is 165,696,625. The maximum number of Class B ordinary shares that may be issued pursuant to all awards under the 2021 Plan is 108,557,400, all of which had been granted as CEO Award Shares and will be converted to Class A ordinary shares on a one-to-one basis with effect immediately upon the Listing. See “Statutory and General Information—Share Incentive Plans” in Appendix IV to this document. As of the Latest Practicable Date, awards to purchase an aggregate amount of 55,393,578 Class A ordinary shares under the 2019 Plan and awards to purchase an aggregate amount of 35,792,086 Class A ordinary shares under the 2020 Plan had been granted and were outstanding, excluding awards that were forfeited or canceled after the relevant grant dates. On March 8, 2021, we granted options to purchase 108,557,400 Class B ordinary shares under our 2021 Share Incentive Plan to Mr. Li, our chairman and chief executive officer, with certain performance-based vesting conditions. On May 5, 2021, the Board approved to replace such options with the same amount of Class B ordinary shares under the same plan, all of which have become vested upon grant on May 5, 2021, subject to certain undertakings of restrictions by Mr. Li based on certain performance conditions substantially similar to the vesting conditions of the options being replaced. These Class B ordinary shares will be converted to Class A ordinary shares on a one-to-one basis with effect immediately upon the Listing.

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Furthermore, perspective candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Thus, our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our share incentive plans will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees.

As our patents may expire and may not be extended, our patent applications may not be granted, and our patent rights may be contested, circumvented, invalidated, or limited in scope, our patent rights may not protect us effectively. In particular, we may not be able to prevent others from developing or exploiting competing technologies, which could materially and adversely affect our business, financial condition, and results of operations.

As of March 31, 2021, we had 893 issued patents and 749 pending patent applications in China. We cannot assure you that all our pending patent applications will result in issued patents. Even if our patent applications succeed and we are issued patents accordingly, it is still uncertain whether these patents will be contested, circumvented, or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others could bar us from licensing and exploiting our patents. Numerous patents and pending patent applications owned by others exist in the fields where we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing patents or pending patent applications may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

We might not be able to fulfil our obligation in respect of deferred revenue, which might have impact on our cash or liquidity position.

Our recognition of deferred revenue is subject to future performance obligations. Our deferred revenue mainly includes the transaction price allocated to the performance obligations that are unsatisfied, or partially satisfied, which mainly arises from the undelivered vehicles, charging stalls, vehicle internet connection services, FOTA upgrades, and extended lifetime warranties for initial owners, as well as customer loyalty points offered in connection with the purchase of Li ONE. We may have multiple performance obligations identified in one vehicle sales contract and the purchase price for sales of our vehicles and all embedded products and services to a user for which we have received consideration, or an amount of consideration is due, from the user, is recorded as deferred revenue. Due to potential future changes in user preferences and the need for us to satisfactorily perform product support and other services, deferred revenue at any particular date may not be representative of actual revenue for any current or future period. Any failure to fulfil the obligations in respect of deferred revenue may have an adverse impact on our results of operations and liquidity.

Fluctuation of fair value change of short-term and long-term investments that we made may adversely affect our financial condition, results of operations, and prospects.

During the Track Record Period, our short-term investments primarily consisted of investments in financial instruments with variable interest rates and maturity dates within one year, and our long-term investments primarily consisted of investments in publicly traded companies and privately-held companies. The methodologies that we use to assess the fair value of the short-term and long-term investments involve a significant degree of management judgment and are inherently uncertain. In addition, we are exposed to credit risks in relation to our short-term and long-term investments, which may adversely affect the net changes in their fair value. We cannot assure you that market conditions will create fair value gains on our short-term and long-term investments or we will not incur any fair value losses on our short-term and long-term investments in the future. If we incur such fair value losses, our financial condition, results of operations, and prospects may be adversely affected.

We are or may be subject to risks associated with strategic alliances or acquisitions.

We have entered into and may in the future enter into strategic alliances, including joint ventures or minority equity investments, with various third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by third parties, and increases in expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these third parties suffers negative publicity or harm to their reputation from events relating to their businesses, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

In addition, if appropriate opportunities arise, we may acquire additional assets, products, technologies, or businesses that are complementary to our existing business. In addition to possible shareholder approval, we may have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increasing delay and costs, and may derail our business strategy if we fail to do so. Moreover, the costs of identifying and consummating acquisitions may be significant. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amount of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets, and exposure to potential unknown liabilities of the acquired business. As of December 31, 2018, 2019, and 2020 and March 31, 2021, we had net intangible assets of RMB671.4 million, RMB673.9 million, RMB683.3 million (US$104.3 million), and RMB684.6 million (US$104.5 million), respectively, which primarily consist of the automotive manufacturing permission, software, and patents. We test finite-lived intangible assets for impairment if impairment indicators arise. The indefinite-lived intangible assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Although we recorded no impairment of intangible assets for the years ended December 31, 2018, 2019, and 2020 and for the three months ended March 31, 2021, any significant impairment loss charged against our intangible assets could materially and adversely affect our business, financial condition, and results of operations.

Furthermore, any acquired business may be involved in legal proceedings originating from historical periods prior to the acquisition, and we may not be fully indemnified, or at all, for any damage to us resulting from such legal proceedings, which could materially and adversely affect our financial position and results of operations.

If we update our manufacturing equipment more quickly than expected, we may have to shorten the useful lives of any equipment to be retired as a result of any such update, and the resulting acceleration in our depreciation could negatively affect our financial results.

We have invested and expect to continue to invest significantly in what we believe is modern tooling, machinery, and other manufacturing equipment for the product lines where Li ONE is manufactured, and we depreciate the cost of such equipment over their expected useful lives. However, manufacturing technology may evolve rapidly, and we may decide to update our manufacturing process with advanced equipment more quickly than expected. Moreover, as our engineering and manufacturing expertise and efficiency increase, we may be able to manufacture our products using less of our installed equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and to the extent we own such equipment, our results of operations could be negatively impacted. We are planning on the reconfiguration of our Changzhou factory for our new model pipeline, especially the full-size premium SUV based on the X platform to be launched in 2022. The investment for the expansion and reconfiguration of our Changzhou factory is estimated to be approximately RMB1.6 billion, over 65% will be used for the purchase of production facilities and the remaining will be used for construction of manufacturing plants. Our increased investment in the manufacturing plants will result in an increase in depreciation cost upon expansion of our Changzhou factory, which could adversely affect our financial condition and results of operations.

Certain of our directors have been named as defendants in several shareholder class action lawsuits.

Several putative shareholder class action lawsuits have been filed against certain of our directors. See “Directors and Senior Management—Directors—Legal proceedings involving certain Directors” for more details. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits, if they proceed. We anticipate that we or certain of our directors or officers may be a target for lawsuits in the future, including putative class action lawsuits brought by our shareholders and lawsuits against our directors and officers as a result of their position in other public companies. We cannot assure you that our directors or officers and we will be able to prevail in their defense or reverse any unfavorable judgment on appeal, and our directors or officers and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus materially and adversely affect our business, financial condition, results of operation, cash flows, and reputation. In addition, we cannot assure you that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial performance.

RISKS RELATING TO OUR CORPORATE STRUCTURE

If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Current PRC laws and regulations place certain restrictions on foreign ownership of certain areas of businesses. For example, pursuant to the 2020 Negative List, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multiparty communications, store-and-forward and call centers). In addition, foreign investors are prohibited from investing in companies engaged in internet culture businesses (except for music) and radio and television program production businesses.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign- invested enterprises, or FIEs. Therefore, neither we nor our FIEs are currently eligible to apply for the required licenses for providing internet information services or other value-added telecommunication services or conduct other businesses that foreign-owned companies are prohibited or restricted from conducting in China. To comply with applicable PRC laws and regulations, we conduct certain operations in China by entering into a series of contractual arrangements with our VIEs in China and its respective shareholders. In particular, Beijing CHJ holds a Surveying and Mapping Qualification Certificate. Beijing CLX, a wholly-owned subsidiary of Beijing CHJ, currently holds a Value-Added Telecommunication Business Operating License for Internet Information Service, or the ICP License, a Value-Added Telecommunication Business Operating License for Information Service (excluding internet information service), an Internet Culture Business Permit, and an Operating License for the Production and Dissemination of Radio and Television Programs. For a detailed description of these contractual arrangements, see “Contractual Arrangements.”

In the opinion of Han Kun Law Offices, our PRC Legal Advisor, (i) the ownership structures of our wholly-owned subsidiary Wheels Technology and our VIEs in China, both currently and immediately after giving effect to this [REDACTED], are not in violation of any explicit provisions of PRC laws and regulations currently in effect; and (ii) each of the contracts among the WFOE, our VIEs, and their respective Registered Shareholders governed by PRC laws is valid and binding. However, we have been advised by our PRC Legal Advisor that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules, and there can be no assurance that the PRC regulatory authorities will take a view that is consistent with the opinion of our PRC Legal Advisor.

It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. In particular, the National People’s Congress approved the Foreign Investment Law, or the 2019 PRC Foreign Investment Law on March 15, 2019, which came into effect on January 1, 2020. In addition, the PRC State Council approved the Implementation Rules of Foreign Investment Law on December 26, 2019, which came into effect on January 1, 2020. There are uncertainties as to how the 2019 PRC Foreign Investment Law and its Implementation Rules would be further interpreted and implemented, if it would represent a major change to the laws and regulations relating to the VIE structures.

If the ownership structure, contractual arrangements, and businesses of our PRC subsidiaries or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or our PRC subsidiaries or our VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses or operating licenses of such entities;

•	shutting down our servers or blocking our website or our mobile application, or discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and VIEs;

•	imposing fines, confiscating the income from our PRC subsidiaries or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;

•	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledge of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs; or

•	restricting or prohibiting our [REDACTED] of our the [REDACTED] to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our VIEs that most significantly impact their economic performance, or our failure to receive the economic benefits from our VIEs, we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP.

If we exercise the option to acquire equity ownership of our VIE, the ownership transfer may subject us to certain limitations and substantial costs.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, the ultimate foreign equity ownership in a value- added telecommunications services provider cannot exceed 50%. In addition, the main foreign investor who invests in a value-added telecommunications business in China must possess prior experience in operating value-added telecommunications businesses and a proven track record of business operations in such industry, or the Qualification Requirements. Currently, none of the applicable PRC laws, regulations, or rules provides clear guidance or interpretation on the Qualification Requirements. Although we have taken many measures to meet the Qualification Requirements, we still face the risk of not satisfying the requirements promptly. If the PRC laws were revised to allow foreign investors to hold more than 50% of the equity interests of value-added telecommunications enterprises, we might be unable to unwind the Contractual Arrangements before we are able to comply with the Qualification Requirements,, or if we attempt to unwind the Contractual Arrangements before we are able to comply with the Qualification Requirements, we may be ineligible to operate our value-added telecommunication enterprises and may be forced to suspend their operations, which could materially and adversely affect our business, financial condition, and results of operations.

Pursuant to the Contractual Arrangements, Wheels Technology or its designated person has the exclusive right to purchase all or part of the equity interests in our consolidated VIEs at the lower of the amount of their respective paid-in capital in the consolidated VIE and the lowest price permitted under applicable PRC laws. Subject to relevant laws and regulations, the shareholders of our consolidated VIEs shall return any amount of purchase price they have received to Wheels Technology. If such a transfer takes place, the relevant tax authority may Weels Technology to pay enterprise income tax for ownership transfer income with reference to the market value, in which case the amount of tax could be substantial.

RISKS RELATING TO DOING BUSINESS IN CHINA

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that the anti-monopoly enforcement agency be notified in advance of any concentration of undertaking if certain thresholds are triggered. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulates that any concentration of undertakings involving variable interest entities is subject to anti-monopoly review. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the NDRC and the Ministry of Commerce jointly issued the Measures for the Security Review for Foreign Investment, which took effect on January 18, 2021. These measures set forth the provisions concerning the security review mechanism on foreign investment, including, among others, the types of investments subject to review, and the review scopes and procedures. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the Ministry of Commerce and other PRC government authorities, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The approval of the CSRC or other PRC government authorities may be required in connection with this [REDACTED] under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and this [REDACTED] may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and any failure to obtain or delay in obtaining the CSRC approval for this [REDACTED] would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

Our PRC Legal Advisor has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of our Class A ordinary shares because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether [REDACTED] like ours under this [REDACTED] are subject to this regulation, (ii) our wholly-owned PRC subsidiaries were not established through a merger or requisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules, and (iii) no provision in this regulation clearly classifies contractual arrangements as a type of transaction subject to its regulation. However, we cannot assure you that relevant PRC government authorities, including the CSRC, would reach the same conclusion as our PRC Legal Advisor. If it is determined that the CSRC approval is required for this [REDACTED], we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory authorities. Recently, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from the CSRC or other regulatory authorities or other procedures are required for this [REDACTED], we may face sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or other government authorization for this [REDACTED]. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the [REDACTED] from this [REDACTED] into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt this [REDACTED] before settlement and delivery of the shares offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for this [REDACTED], we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of the shares.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your [REDACTED]. Additionally, the inability of the PCAOB to conduct inspections deprives our [REDACTED] with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. According to the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this [REDACTED], as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional regulatory or legislative requirements or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and [REDACTED] in our ordinary shares or ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause [REDACTED] and potential [REDACTED] in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in China or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in China of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

RISKS RELATING TO OUR SHARES AND ADSS

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares or ADSs may view as beneficial.

Pursuant to our existing Articles, our authorized and issued ordinary shares consist of Class A ordinary shares and Class B ordinary shares (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares and Class B ordinary shares vote together as a single class except as may otherwise be required by law, and holders of Class A ordinary shares will be entitled to one vote per share while holders of Class B ordinary shares will be entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon (i) any direct or indirect sale, transfer, assignment, or disposition of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate of Mr. Li Xiang, or (ii) the direct or indirect sale, transfer, assignment, or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment, or disposition of all or substantially all of the assets of, a holder of Class B ordinary shares that is an entity to any person that is not an affiliate of Mr. Li Xiang, such Class B ordinary shares are automatically and immediately converted into an equal number of Class A ordinary shares.

Immediately following the completion of the [REDACTED], Mr. Li Xiang, our chairman and chief executive officer, beneficially owned [REDACTED] Class B ordinary shares and 108,557,400 CEO Award Shares (which are Class A Ordinary Shares with one vote per share), representing [REDACTED]% of the aggregate voting power of our total issued and outstanding ordinary shares assuming none of the performance-based conditions is met and no award premium is paid in respect of all CEO Award Shares, due to the disparate voting powers associated with our dual-class voting structure. Mr. Li will continue to have considerable influence over matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions, or other business combination transactions. This concentration of ownership may discourage, delay, or prevent a change of control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares or ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares or ADSs may view as beneficial.

Certain principal shareholders have substantial influence over our key corporate matters and will continue to have such influence following the [REDACTED].

Certain principal shareholders of our company have certain special rights with respect to our key corporate matters, in addition to voting power based on beneficial ownership in our company. Pursuant to our fourth amended and restated memorandum and articles of association, Amp Lee Ltd., an entity beneficially owned by Mr. Li Xiang, our chairman and chief executive officer, is entitled to appoint, remove, and replace at least one director as well as to appoint the chairman of the Board, subject to certain conditions. Pursuant to an investor rights agreement dated July 9, 2020 with Inspired Elite Investments Limited, our shareholder and a wholly owned subsidiary of Meituan, Inspired Elite Investments Limited and certain related entities are entitled to a series of special rights, including the right to appoint, remove, and replace one director, certain consent rights, and right of first refusal on change of control. These special rights enable these principal shareholders to have substantial influence over our key corporate matters and could discourage others from pursuing any change of control transaction that holders of our Class A ordinary shares or ADSs may view as beneficial. The Company will put forth a resolution at the First GM to remove from its Articles the aforementioned special right of Amp Lee Ltd. and will, prior to the Listing, irrevocably undertake to the Stock Exchange to treat such special rights as terminated upon the Listing and before the existing Articles are formally amended. See “Waivers and Exemptions—Requirements relating to the Articles of Association of the Company”. The special rights, except the right of first refusal on change of control, of Inspired Elite Investments Limited and certain related entities will be automatically terminated upon the Listing. See “History, Reorganization and Corporate Structure—Investor Rights Agreement.”

Because we do not expect to pay dividends in the foreseeable future after the [REDACTED], you must rely on price appreciation of our Class A ordinary shares or ADSs for return on your [REDACTED].

We currently intend to retain most, if not all, of our available funds and any future earnings after the [REDACTED] to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an [REDACTED] in our Class A ordinary shares or ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Our shareholders may also by ordinary resolution declare dividends, but no dividend shall exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your [REDACTED] in our Class A ordinary shares or ADSs will likely depend entirely upon any future price appreciation of our Class A ordinary shares or ADSs. There is no guarantee that our Class A ordinary shares or ADSs will appreciate in value or even maintain the price at which you purchased the Class A ordinary shares or ADSs. You may not realize a return on your [REDACTED] in our Class A ordinary shares or ADSs and you may even lose your entire [REDACTED] in our Class A ordinary shares or ADSs.

We have not determined a specific use for a portion of the [REDACTED] from the [REDACTED], and we may use these [REDACTED] in ways with which you may not agree.

We have not determined a specific use for a portion of the [REDACTED] of the [REDACTED], and our management will have considerable discretion in deciding [REDACTED]. You will not have the opportunity to assess whether the [REDACTED] are being used appropriately before you make your [REDACTED] decision. You must rely on the judgment of our management regarding the application of the [REDACTED] of the [REDACTED]. We cannot assure you that the [REDACTED] will be used in a manner that will improve our results of operations or increase our Class A ordinary shares or ADSs price, nor that these [REDACTED] will be placed only in investments that generate income or appreciate in value.

Our fourth amended and restated memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including Class A ordinary shares represented by the ADSs, at a premium.

Our fourth amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class A ordinary shares or ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares or ADSs may be materially and adversely affected. However, our exercise of any such power that may limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions under the Articles after the [REDACTED] will be subject to our overriding obligations to comply with all applicable Hong Kong laws and regulations, the Listing Rules, and the Codes on Takeovers and Mergers and Share Buy-backs. We will, at the first general meeting to be convened in or before [REDACTED], propose to our shareholders certain amendments to our Articles, including removing the Directors’ discretion to, for the purpose of variation of rights attached to any class of shares, treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration under article 19 of the existing Articles, the Directors’ powers to authorize the division of Shares into any number of classes and to determine the relative rights and obligations as between the different classes and to issue such shares with preferred or other rights that may be greater than the rights of the Class A Ordinary Shares under article 9 of the existing Articles, as well as making the Directors’ powers to issue preferred shares under article 9 of the existing Articles to be subject to the Articles, compliance with the Listing Rules and the Takeovers Code and the conditions that (i) no new class of shares with voting rights superior to those of Class A Ordinary Shares will be created and (ii) any variations in the relative rights as between the different classes will not result in creating new class of shares with voting rights superior to those of Class A Ordinary Shares (together, the “Amendment of Directors’ Class Right Related Powers”). For a more detailed discussion on the proposed amendments to our Articles, see “Waivers and Exemptions—Requirements Relating to the Articles of Association of the Company.”

The conversion of the 2028 Notes or any convertible notes that we may issue in the future may dilute the ownership interest of the existing shareholders and existing ADS holders, including holders who had previously converted their notes.

We issued US$862.5 million 0.25% convertible senior notes due 2028 in April 2021, which may be converted, at an initial conversion rate of 35.2818 ADSs per US$1,000 principal amount of notes (which represents an initial conversion price of US$28.34 per ADS) at each holder ’s option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028, or at the option of the holders upon satisfaction of certain conditions and during certain periods prior to the close of business on the business day immediately preceding November 1, 2027. As the conversion of the 2028 Notes may take place anytime during such periods if the relevant conditions are fulfilled, the conversion of the 2028 Notes and any convertible notes that we may issue in the future will dilute the ownership interests of existing shareholders and existing ADS holders. Any sales in the public market of the ADSs issuable upon such conversion may increase the opportunities to create short positions with respect to the ADSs, which could adversely affect prevailing trading prices of our ADSs. In addition, the existence of such convertible notes may encourage short selling by market participants because the conversion of such notes could depress the price of our ADSs. The price of our ADSs could be affected by possible sales of our ADSs by [REDACTED] who view the convertible notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity, which we expect to occur involving our ADSs.

We may not have the ability to raise the funds necessary to settle conversion of the notes in cash, to repurchase the notes upon a fundamental change, to repurchase notes on May 1, 2024 and May 1, 2026, and our future debt may contain limitations on our ability to pay cash upon conversion or to repurchase the notes.

Holders of the 2028 Notes have the right to require us to repurchase their notes on May 1, 2024 and May 1, 2026 or upon the occurrence of a fundamental change (as defined in the indenture), in each case, at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest. We may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of the notes surrendered therefor or to settle the notes being converted. Our failure to repurchase the notes at a time when the repurchase is required by the indenture governing the notes or to pay any cash payable on future conversions of the notes as required by the indenture governing the notes would constitute a default under the indenture. A default under the indenture or a fundamental change itself could also lead to a default under agreements governing any of our future indebtedness outstanding at the time. If the repayment of any outstanding future indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the notes or make cash payments upon conversions thereof.

Techniques employed by short sellers may drive down the market price of our Class A ordinary shares or ADSs.

Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller ’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding relevant issuers and their business prospects in order to create negative market momentum and generate profits for themselves after selling securities short.

Public companies listed in the United States that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law, or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and any [REDACTED] in our Class A ordinary shares or ADSs could be greatly reduced or rendered worthless.

RISKS RELATING TO THE [REDACTED] AND THE DUAL LISTING

An active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange might not develop or be sustained and trading prices of our Class A ordinary shares might fluctuate significantly.

Following the completion of the [REDACTED], we cannot assure you that an active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange will develop or be sustained. The trading price or liquidity for our ADSs on the Nasdaq Global Select Market might not be indicative of those of our Class A ordinary shares on the Hong Kong Stock Exchange following the completion of the [REDACTED]. If an active trading market of our Class A ordinary shares on the Hong Kong Stock Exchange does not develop or is not sustained after the [REDACTED], the market price and liquidity of our Class A ordinary shares could be materially and adversely affected.

In 2014, the Hong Kong, Shanghai, and Shenzhen stock exchanges collaborated to create an inter-exchange trading mechanism called Stock Connect that allows international and PRC investors to trade eligible equity securities listed in each other ’s markets through the trading and clearing facilities of their home exchange. Stock Connect currently covers over 2,000 equity securities trading in the Hong Kong, Shanghai, and Shenzhen markets. Stock Connect allows PRC investors to trade directly in eligible equity securities listed on the Hong Kong Stock Exchange, known as Southbound Trading; without Stock Connect, PRC investors would not otherwise have a direct and established means of engaging in Southbound Trading. In October 2019, the Shanghai and Shenzhen stock exchanges separately announced their amended implementation rules in connection with Southbound Trading to include shares of WVR companies to be traded through Stock Connect. However, since these rules are relatively new, there remains uncertainty as to the implementation details, especially with respect to shares of those companies with a secondary or dual-primary listing on the Hong Kong Stock Exchange. It is unclear whether and when the Class A ordinary shares of our Company, a WVR company with a dual-primarily listing in Hong Kong upon the Listing, will be eligible to be traded through Stock Connect, if at all. The ineligibility or any delay of our Class A ordinary shares for trading through Stock Connect will affect PRC investors’ ability to trade our Class A ordinary shares and therefore may limit the liquidity of the trading of our Class A ordinary shares on the Hong Kong Stock Exchange.

Since there will be a gap of several days between [REDACTED] and trading of our Class A ordinary shares, the price of our ADSs traded on the Nasdaq Global Select Market may fall during this period and could result in a fall in the price of our Class A ordinary shares to be traded on the Hong Kong Stock Exchange.

The [REDACTED] of the [REDACTED] will be determined on the [REDACTED]. However, our Class A ordinary shares will not commence trading on the Hong Kong Stock Exchange until they are delivered, which is expected to be about [REDACTED] Hong Kong business days after the [REDACTED]. As a result, [REDACTED] may not be able to sell or otherwise deal in our Class A ordinary shares during that period. Accordingly, holders of our Class A ordinary shares are subject to the risk that the trading price of our Class A ordinary shares could fall when trading commences as a result of adverse market conditions or other adverse developments that could occur between the [REDACTED] and the time trading begins. In particular, as our ADSs will continue to be traded on the Nasdaq Global Select Market and their price can be volatile, any fall in the price of our ADSs may result in a fall in the price of our Class A ordinary shares to be traded on the Hong Kong Stock Exchange.

The characteristics of the U.S. capital markets and the Hong Kong capital markets are different.

The Nasdaq Global Select Market and the Hong Kong Stock Exchange have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Class A ordinary shares and the ADSs representing them might not be the same, even allowing for currency differences. Fluctuations in the price of the ADSs due to circumstances peculiar to its home capital market could materially and adversely affect the price of the Class A ordinary shares. Because of the different characteristics of the U.S. and Hong Kong equity markets, the historic market prices of the ADSs may not be indicative of the performance of our securities (including the ordinary shares) after the [REDACTED].

Exchange between our Class A ordinary shares and the ADSs may adversely affect the liquidity or trading price of each other.

The ADSs are currently traded on the Nasdaq Global Select Market. Subject to compliance with U.S. securities laws and the terms of the deposit agreement, holders of our Class A ordinary shares may deposit Class A ordinary shares with the depositary in exchange for the issuance of the ADSs. Any holder of ADSs may also withdraw the underlying Class A ordinary shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class A ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class A ordinary shares on the Hong Kong Stock Exchange and the ADSs on the Nasdaq Global Select Market may be adversely affected.

The time required for the exchange between our Class A ordinary shares and the ADSs might be longer than expected and [REDACTED] might not be able to settle or effect any sale of their securities during this period, and the exchange of Class A ordinary shares into ADSs involves costs.

There is no direct trading or settlement between the Nasdaq Global Select Market and the Hong Kong Stock Exchange on which the ADSs and our Class A ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances, or other factors may delay the deposit of Class A ordinary shares in exchange for the ADSs or the withdrawal of Class A ordinary shares underlying the ADSs. [REDACTED] will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, we cannot assure you that any exchange for Class A ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines that [REDACTED] may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Class A ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs, and annual service fees. As a result, shareholders who exchange Class A ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

We may be subject to securities litigation, which is expensive and could divert management attention.

Companies that have experienced volatility in the volume and market price of their shares have been subject to an increased incidence of securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

INDUSTRY OVERVIEW

The following section sets forth new information and statistics relating to the industry in which we operate. Such information and statistics were extracted from different official government publications, available sources from public market research, and other sources from independent suppliers.

SOURCES OF INFORMATION

We commissioned CIC, an independent market research and consulting company that provides industry consulting services, commercial due diligence, and strategic consulting to conduct a detailed research on and analysis of the NEV market in China. We have agreed to pay a fee of US$100,000 to CIC in connection with the preparation of the CIC Report.

During the preparation of the CIC Report, CIC performed both primary and secondary research, and obtained knowledge, statistics, information, and industry insights on the industry trends of the NEV market in China. Primary research was conducted via interviews with key industry experts and leading industry participants. Secondary research involved analyzing data from various publicly available data sources, such as the PRC National Bureau of Statistics and various industry associations. The information and data collected by CIC has been analyzed, assessed, and validated using CIC’s in-house analysis models and techniques.

The CIC Report was compiled based on the following assumptions: (i) the overall social, economic, and political environment in China is expected to remain stable during the forecast period, (ii) the relevant key industry drivers are likely to propel continued growth in China’s NEV market throughout the forecast period, including increasing disposable income of consumers, favorable policies and incentives that promote sales of NEVs, and wider acceptance of NEVs, and (iii) there will be no extreme unforeseen events, including regulations and government policies, which may materially affect the market during the forecast period.

OVERVIEW OF CHINA’S PASSENGER VEHICLE MARKET

China has been the world’s largest passenger vehicle market as measured by sales volume since 2009. Driven by economic growth and increasing urbanization, China’s passenger vehicle sales volume reached 20.8 million in 2020. Nevertheless, according to the CIC Report, private car parc penetration rate in China was only 20.0% in 2020, compared to 59.2% in the United States in 2020. Due to the outbreak of the COVID-19 pandemic, China’s passenger vehicle market greatly contracted in the first half of 2020. Benefited from various effective measures rolled out by the PRC government, the passenger vehicle sales volume picked up in the second half of 2020. Overall, the sales volume of passenger vehicle in China decreased by 6.3% from 2019 to 2020. It is expected to grow at a CAGR of 4.0% from 2020 to 2025, higher than the expected CAGR of 3.3% for the world’s passenger vehicle market over the same period, according to the CIC Report.

Passenger Vehicle Sales Volume in China by Energy Type (2016A-2025E)

Note:	HEV (Hybrid Electric Vehicle) is a kind of passenger vehicle that can use both traditional internal combustion engine and electric motor as power source. According to the New Energy Vehicle Industry Development Plan, HEV is not a subset of NEV and it cannot enjoy NEV benefits such as license plate policies, purchase tax exemption, subsidies, and vehicle credit policies.

OVERVIEW OF CHINA’S NEV MARKET

Categories of NEVs

Based on the New Energy Vehicle Industry Development Plan (2021-2035), the PRC government categorizes NEVs into BEVs, PHEVs (including EREVs), and FCEVs. EREVs are distinct from PHEVs because EREVs are only propelled by electric motors on a full-time basis while PHEVs are primarily propelled by engines and are only propelled by electric motors on an on-demand basis. Compared to a PHEV, an EREV is equipped with a much larger battery pack to support a much longer purely electrically powered range, which is sufficient to provide users with a BEV-like, zero-emission experience in an urban commuting scenario. Furthermore, unlike a PHEV that needs to switch between engine drive and electric motor drive, an EREV delivers superior, consistent driving experience, smoother acceleration, and better NVH performance. However, as mass consumers are not familiar with EREV technology, it requires higher educational costs for marketing and promotion purpose. Currently, there is no volume production of FCEVs in China’s passenger vehicle market as there are various obstacles in FCEV technology development and commercialization in the passenger vehicle market. The FCEV technology is applied in limited scale in certain heavy-duty trucks and buses for commercial use. As it is expected to take considerable time to clear the obstacles in FCEV technology development and commercialization in the passenger vehicle market, no material growth of the FCEV sales in China’s passenger vehicle market is expected in the foreseeable future.

High Growth Potential

China has become the world’s largest NEV market. In recent years, the growth of NEV sales volume has surpassed that of the ICE vehicles in China. According to the CIC Report, the NEV sales volume in China increased from 0.3 million vehicles in 2016 to 1.2 million vehicles in 2020, representing a CAGR of 41.7%. In 2020, the NEV sales volume only accounted for 5.8% of the total passenger vehicle sales volume, indicating massive future growth potential. The New Energy Vehicle Industry Development Plan (2021-2035) issued by the MIIT in October 2020 has set China’s target NEV sales volume to be around 20% of total vehicle sales volume by 2025. According to the Technology Roadmap for Energy Saving and New Energy Vehicles 2.0 issued by China Society of Automotive Engineers, the proportion of NEV sales out of the total vehicle sales will rise to approximately 40% by 2030. In 2035, NEVs will account for over 50% of the total vehicle sales. Driven by favorable policies, evolving vehicle technology, and rapid battery cost reduction, as well as wider consumer acceptance of NEVs resulting from better understanding and increasing demand for intelligent technology and connectivity, the NEV sales volume in China is expected to continue to grow at a CAGR of 35.8% from 2020 to 2025, according to the CIC Report.

The following diagram illustrates the NEV sales volume in China for the periods indicated. The sales volume of FCEV is omitted as no material growth of the FCEV sales in China’s passenger vehicle market is expected in the foreseeable future.

NEV Sales Volume in China by Energy Type (2016A-2025E)

Source: CPCA, CIC

Main Drivers of China’s NEV Market

Favorable Policies

In order to reduce pollution, improve energy security, and revive domestic automotive industry, the PRC government has introduced numerous policies to accelerate the development of the NEV industry. The key incentive policies for the NEV industry include reduced taxes, direct subsidies to automakers, consumer subsidies, mandated government procurements, and industry development plans. In addition, a dual-credit policy has been introduced to encourage automakers to produce more NEVs and fewer ICE vehicles such that the production of NEVs helps automakers to earn positive credits. Automakers are required to reach a threshold of credits each year, the failure of which will result in the suspension of the registration, or even the production, of those vehicles with high fuel consumption. In practice, automakers with insufficient credits will generally purchase the credits from other automakers for failure to reach the threshold. At the same time, in several major cities with license plate restrictions, the threshold for NEVs to obtain license plates has been lowered.

Development of Battery Technology and Intelligent Vehicle Technology

The development of power battery technology and the reduction of battery cost will significantly drive the development of the NEV market. As power battery technology advances, the battery mileage and charging efficiency of NEVs will improve, resulting in consumers’ increasing interest in buying NEVs. In addition, the reduction of battery cost will further narrow down the price gap between NEVs and ICE vehicles with comparable configurations rendering NEVs an economically viable choice for more consumers. Moreover, NEVs are believed to be the best carriers of intelligent technologies and are expected to transform into smart products controlled by intelligent systems, from simple transportation tools to “intelligent mobile spaces.” Intelligent connectivity will bring new development opportunities for NEVs in the automotive revolution.

Consumer Awareness and Acceptance of NEVs

As more competitors introduce NEVs, consumers are paying more attention to and becoming more willing to embrace NEVs. Compared to ICE vehicles, NEVs have lower cost of energy replenishment and enjoy favorable policies and subsidies, which attract an increasing number of consumers to switch from ICE vehicles to NEVs. In addition, consumer preference to intelligence and connectivity and user-centric design helps enhance consumers’ acceptance of NEVs. Furthermore, an expanding coverage of charging infrastructure nationwide improves the driving experience and reduces the range anxiety of NEV consumers, and the improving energy efficiency of NEVs and the associated declining driving costs also contribute to the consumers’ increasing acceptance of NEVs.

Value Chain of China’s NEV Market

The value chain of the automotive industry includes raw material suppliers, auto part manufacturers, automakers, and sales and after-sales services. Compared with the ICE automakers, the NEV automakers require additional suppliers related to power batteries and intelligent solutions in its supplier system. In addition, NEV automakers have built up direct sales and servicing network to improve operating efficiency on top of the traditional dealership model. Besides maintenance and repair, auto finance, used car trading, and after-sales services for both ICE automakers and NEV automakers, NEV automakers are also required to provide charging, battery swap, and other value-added services.

The following diagram illustrates the value chain of China’s NEV Market. The Company serves as an automaker in the value chain, and provides direct sales and after-sales services.

Value Chain of China’s NEV Market (2020)

Source: CIC

Competitive Landscape of China’s NEV Market

In 2020, there were 131 automobile brands with passenger vehicles delivered in China. The passenger vehicle market in China was relatively fragmented, with the top 5 automobile brands accounting for 39.3% of the total sales volume in 2020. China’s total NEV sales volume 2020 were accounted for by 288 NEV models or 77 NEV brands. The production of Li ONE commenced in November 2019. In 2020, Li ONE was the best-selling new energy SUV, which is the only EREV among the top 10 best-selling new energy SUVs, and was the sixth best-selling NEV.

The following table set forth the ranking of NEV brands in terms of sales volume in 2020.

Ranking	Company	Sales Volume(1) (Vehicles)	Market Share(2)
1	Company E	179,054	14.9%
2	Company A	144,389	12.0%
3	Company F	119,255	9.9%
4	Company G	66,861	5.6%
5	Company H	57,565	4.8%
6	Company I	55,441	4.6%
7	Company J	47,848	4.0%
8	Company K	46,354	3.9%
9	Company B	43,728	3.6%
10	Company L	43,019	3.6%
11	Li Auto	32,624	2.7%
12	Company M	31,473	2.6%
13	Company N	29,035	2.4%
14	Company C	27,006	2.2%
15	Company O	25,230	2.1%

Source: CPCA,CIC

Notes:

(1)	The sales volume refers to wholesale volume.
(2)	The market share is calculated as wholesale volume divided by total NEV sales volume.

Since 2014, a number of emerging automakers entered the market specializing in manufacturing NEVs. As of December 31, 2020, there were 12 NEV automakers that solely manufacture NEVs. Among these automakers, Li Auto ranked the third in terms of sales volume in 2020.

The following table sets forth the ranking of automakers that solely manufacture NEVs in terms of sales volume in 2020.

Ranking	Company	Listing Status	Sales Volume(1) (Vehicles)	Market Share(2)
1	Company A(3)	Listed	144,389	12.0%
2	Company B(4)	Listed	43,728	3.6%
3	Li Auto	Listed	32,624	2.7%
4	Company C(5)	Listed	27,006	2.2%
5	Company D(6)	Private	22,495	1.9%

Source: CPCA, CIC

Notes:

(1)	The sales volume refers to wholesale volume.
(2)	The market share is calculated as wholesale volume divided by total NEV vehicle sales volume.
(3)	Established in 2003, Company A is a BEV automaker and clean energy company based in California, United States. Company A had delivered three models in China as of December 31, 2020.
(4)	Established in 2014, Company B is a BEV automaker headquartered in Shanghai, China. Company B had delivered three models in China as of December 31, 2020.
(5)	Established in 2014, Company C is a BEV automaker headquartered in Guangzhou, China. Company C had delivered two models in China as of December 31, 2020.
(6)	Established in 2015, Company D is a BEV automaker headquartered in Shanghai, China. Company D had delivered two models in China as of December 31, 2020.

As of December 31, 2020, there were two EREV models delivered in China and Li ONE ranked the first in terms of sales volume. Li ONE is the first successfully commercialized EREV in China and defines a new market segment in China with huge growth potential. Automakers will have to commit significant capital to manufacture EREVs because an existing ICE vehicle platform would not easily accommodate a range extension system, a battery, and an electric motor. In addition, engineers will have to optimize the vehicle NVH performance, improve smoothness when switching between different driving modes of the powertrain, and enhance energy efficiency.

The following table sets forth the ranking of NEVs in terms of sales volume in 2020.

Top 10 NEVs

(in terms of sales volume in 2020)

Ranking	Model	Energy Type	MSRP (RMB in thousands)	Sales Volume(1) (Vehicles)	Market Share(2)
1	TESLA Model 3	BEV	265.7-419.8	140,311	11.7%
2	Wuling Hongguang Mini EV	BEV	28.8-43.6	115,544	9.6%
3	Aion S	BEV	139.8-205.8	54,759	4.6%
4	ORA R1	BEV	69.8-84.8	44,683	3.7%

Top 10 NEVs

(in terms of sales volume in 2020)

Ranking	Model	Energy Type	MSRP (RMB in thousands)	Sales Volume(1) (Vehicles)	Market Share(2)
5	Chery eQ1	BEV	66.8-73.8	35,630	3.0%
6	Li ONE	EREV	328.0	33,457	2.8%
7	BYD Qin EV	BEV	129.9-174.8	31,653	2.6%
8	NIO ES6	BEV	358.0-526.0	27,832	2.3%
9	Baojun E100	BEV	49.8-54.8	24,504	2.0%
10	BMW 5 Series	PHEV	499.9-536.9	24,169	2.0%

Source: CPCA, CIC

Notes:

(1)	The sales volume refers to retail sales volume.
(2)	The market share is calculated as retail sales volume divided by total NEV sales volume.

The following table sets forth the ranking of new energy SUVs in terms of sales volume in 2020.

Top 10 New Energy SUVs

(in terms of sales volume in 2020)

Ranking	Model	Energy Type	Sales Volume(1) (Vehicles)	Market Share(2)
1	Li ONE	EREV	33,457	9.7%
2	NIO ES6	BEV	27,832	8.0%
3	WM EX5	BEV	16,860	4.9%
4	BYD Tang DM	PHEV	15,549	4.5%
5	BYD Yuan EV	BEV	12,356	3.6%
6	XPENG G3	BEV	11,996	3.5%
7	NIO ES8	BEV	10,795	3.1%
8	VOLKSWAGEN	PHEV	9,504	2.7%
9	Tiguan NETA N01	BEV	7,307	2.1%
10	ROEWE RX5	PHEV	7,140	2.1%

Source: CPCA, CIC
Notes:

(1)	The sales volume refers to retail sales volume.
(2)	The market share is calculated as retail sales volume divided by total new energy SUV sales volume.

Entry Barriers of China’s NEV Market

Initial Capital Investment

China’s NEV market is capital intensive. NEV automakers have to inject significant capital in technology research, vehicle manufacturing, marketing, and infrastructure construction. To eliminate obsolete production capacity in the NEV market, the Administrative Regulations on Investment in the Automotive Industry issued on December 10, 2018 stipulated that new BEV projects should have a production capacity exceeding 100,000 passenger vehicles or 5,000 commercial vehicles.

Technology Capability

Technology capability to self-develop vehicle platforms is one of the entry barriers as the successful development of such a platform generally takes at least three years. In addition, the Access Management Rules for New Energy Vehicle Production Enterprises and Products clarifies that NEV automakers should have the ability to design, develop, and manufacture vehicle products while ensuring consistent quality of products and after-sales services.

Well-Established Relationships with Suppliers and Downstream Industries

A well-established cooperative relationship with battery and auto part manufacturers is essential for players in China’s NEV market to ensure a stable supply of raw materials and key components with consistent quality and fair prices. With the increasing attention to intelligence, connectivity, and user-centric design, the upstream NEV industry now also embraces the intelligent technology and includes chip suppliers, sensor suppliers, intelligent infrastructure providers, and in-vehicle application providers. Meanwhile, close cooperation with downstream industries, especially charging services, innovative channels to achieve easy access to consumers, in-vehicle human-machine interaction application operators for driving convenience and enjoyment, and after-sales services such auto finance and auto insurance, will propel future development of an NEV automaker.

Major Cost Components and Cost Trend of NEVs

The key components of NEVs include power system, interior decoration, chassis, and vehicle body. NEVs differ from ICE vehicles in their unique design and structure of their powertrain system, which uses electric motors and motor controllers instead of ICEs for propulsion. PHEVs (including EREVs) eliminate the need for a costly battery of large capacity and the extensive use of lightweight materials typically required for BEVs, effectively reducing the cost. Among the components of the powertrain system, the battery system accounts for the largest part of the BOM cost. For a large battery electric SUV, the battery system accounts for approximately 35% of the BOM cost, and electric motor and motor controller accounts for approximately 7% and 6% of the BOM cost, respectively. The battery system accounts for approximately 20% of the BOM cost for PHEVs. The engine and powertrain of PHEVs accounts for around 15% of the BOM cost.

Battery cost for electric vehicles and stationary battery solutions decreased by over 85% from US$1,100 per kilowatt-hour to US$137 per kilowatt-hour from 2010 to 2020. The average price per kilowatt-hour for batteries is expected to hit US$85 in 2025. The main contributors to the drop in price include the increased production due to sales growth, falling manufacturing costs, the decreasing price of cathode materials, and new pack designs. Underlying material prices will play a larger role in the future, but the introduction of new chemistries, new manufacturing techniques, and simplified pack designs will keep prices falling.

The following diagram illustrates the volume-weighted average battery pack prices in China for the periods indicated.

Volume-Weighted Average Battery Pack Price in China (2016A-2025E)

Source: CIC

Price Trend of NEVs

The average price of NEVs fluctuated between 2016 and 2020 at a CAGR of 0.7%. As a number of entry and medium level NEV models were released in 2017, and there had been an explosive growth in the sales volume of NEVs priced below RMB300,000, resulting in a sudden drop in average price of NEVs. As the market share of premium models gradually increased after 2017, the average price of NEVs gradually increased thereafter.

The following diagram illustrates the average price trend of NEVs in China for the periods indicated.

Average Price Trend of NEVs in China (2016A-2020A)

Source: CPCA, CIC

The Challenge Facing China’s NEV Market

Among the NEVs, BEVs have been granted the most favorable treatment under the government policies over the past few years and have become the largest segment within the NEV market, accounting for 81.1% of total NEV sales volume in 2020.

The inconvenience of energy replenishment is currently a key constraint for BEV development, which is caused by the inadequate charging infrastructure and long waiting and charging time.

•	Inadequate Charging Infrastructure. The development of the private charging infrastructure is affected by limited residential parking space in cities with high population density, low percentage of residential parking space suitable for installing home charging stalls, and power grid capacity limits in aged residential areas. As of December 31, 2020, the ratio of residential parking space to car parc was below 1:2 in first-tier cities in China, and fewer than 25% of the families in first-tier cities in China had parking space suitable for installing home charging stalls, compared with over 70% in the United States. As a result, a substantial number of BEV owners in China have to rely on public charging infrastructure.

Public charging stalls can be divided into public slow charging stalls and public fast charging stalls. Generally, public fast charging stalls refer to direct current charging stalls and the time required for a full charge is usually between 30 minutes and 60 minutes. In comparison, public slow charging stalls refer to alternating current charging stalls that would take several hours to fully charge the battery of a BEV. The inadequate charging infrastructure of public charging especially fast charging stall is expected to drive the demand for more reliable energy replenishment solutions such as range extension. As of December 31, 2020, the ratio of NEV parc to public charging stalls is 6.1 to 1, according to the CIC Report. As of December 31, 2020, fast charging stalls only accounted for 38.3% of total public charging stalls, and the ratio of NEV parc to public fast charging stalls was 15.9 to 1.

•	Long Waiting and Charging Time. Charging a BEV is time-consuming and has always troubled BEV owners as the prevailing fast charging solutions usually take between 30 minutes and 60 minutes to charge a BEV. Considering the additional waiting time, the total time for waiting and charging is longer than consumers’ expectation and thus causes inconvenience to consumers. In the past few years, leading BEV manufacturers have been focusing on the research and development of charging technologies to reduce the charging time. Europe is developing ultra-fast charging network, which aims to reduce the charging time for a range of 300 kilometers from 1.5 hours to 20 minutes. However, due to limitation by battery power and voltage platform, ultra-fast charging with charging time lower than 15 minutes is still currently inaccessible.

Solutions to Address the Challenge Facing China’s NEV Market

To address the challenge of inconvenient energy replenishment facing China’s NEV market, EREV technology will continue to be a reliable energy replenishment solution as it can be replenished by charging and refueling and thus could completely eliminate range anxiety. In the future, with the introduction and development of ultra-fast charging technology and infrastructure, ultra-fast charging also will be a convenient energy replenishment solution.

A reliable energy replenishment solution with EREV technology

An EREV is an electrically powered vehicle with a fuel-based range extension system. EREVs have a number of features that help address major constraints of the wide adoption of BEVs. EREV technology alleviates an NEV’s dependence on charging infrastructure and extends driving range to eliminate range anxiety. EREV technology is perfectly suitable for large SUVs as their energy can be replenished by slow charging, fast charging, and refueling, and can operate even when consumers have no access to charging infrastructure, thereby eliminating range anxiety.

Energy replenishment by ultra-fast charging

With government policies supporting the construction plan of charging infrastructure and large investment in the construction of charging infrastructure by leading players such as the State Grid Corporation of China and China Southern Power Grid, the charging infrastructure is expected to improve rapidly over time. The ratio of NEV parc to public charging stalls was 8.7, 7.4, and 6.1 as of December 31, 2018, 2019, and 2020, respectively. The ratio of NEV parc to public fast charging stalls was 23.9, 17.7, and 15.9 as of December 31, 2018, 2019, and 2020, respectively. With the continuous investment in charging infrastructure, the ratio of NEV parc to public charging stalls is expected to reach 3:1 by 2025. However, the charging infrastructure currently promoted by the government can only support fast charging solutions with a charging time usually between 30 minutes and 60 minutes due to limitations of the current battery technology and charging network. With the technology development in ultra-fast charging infrastructure and battery, the charging time would further decrease to 10 to 15 minutes after 2023, resulting in increasing popularity and rising sales of BEVs.

OVERVIEW OF CHINA’S EREV MARKET

The EREV technology was first introduced in the early twentieth century, and has been successfully applied in certain overseas markets. For example, the Nissan Note series was the 2018 best-selling passenger vehicle in Japan, achieving a sales volume of 136,000 vehicles in Japan, 65.6% of which were the EREV model, e-Power. The LEVC TX series taxi, another successful EREV introduced in January 2018, has transported over 13 million passengers across Europe and helped taxi drivers save approximately £100 per week.

The total EREV sales volume in China increased from 14 vehicles in 2016 to 33,356 vehicles in 2020, representing a CAGR of 598.7%. The EREV market share in China, calculated as the total EREV sales volume in China divided by the total NEV sales volume in China, increased from 0.005% in 2016 to 2.8% in 2020. Driven by the favorable policies and the advanced propulsion technologies to address the pain point of range anxiety, it is expected that the sales volume of EREVs will further increase to approximately 403,800 vehicles in 2025.

The following diagram illustrates the EREV sales volume in China for the periods indicated.

EREV Sales Volume in China (2016A-2025E)

Source: CIC

The sales volume of EREVs in 2020, largely consisting of the sales volume of Li ONEs, is relatively low mainly as a result of the COVID-19 pandemic, which led to delay in the production ramp-up, expansion of retail stores, and vehicle delivery and adversely affected the production and deliveries of Li ONEs, especially in the first half of 2020. In addition, the quantity of comparable EREV models in 2020 was limited as the commercialization of EREVs was still in an early stage (Li ONE, as the first successfully commercialized EREV model, started volume production in November 2019). Following the success of Li ONE, other automakers, including Voyah, Seres, Qoros, Nissan, Enovate, and Neta, announced the launch of new EREV models in 2021. These factors have contributed to the reconciliation of the relatively low sales volume of EREVs in 2020 and the forecast of high sales volume in 2025, which represents a CAGR higher than that of the BEV sales volume during the same period.

With our strong product defining capability and continuing investments in intelligent vehicle technologies and autonomous driving solutions, we successfully commercialized EREVs and our EREV sales volume virtually represented the entire sales volume of China’s EREV market in 2020. Based on our EREV development history and our understanding of China’s EREV market, we expect that it generally takes approximately three years for a typical EREV new player to develop a competitive EREV platform. As we will develop and launch more EREV models that cover a wider price range and continue to improve our products and services and enhance user experience and intelligent systems, we believe that our competitive advantage over other EREV players will continue and we will solidify our leadership position in the EREV market in the future.

Main Drivers of China’s EREV Market

Favorable Policies

The production, promotion, and research and development of EREV in the EV industry are encouraged in China by favorable government policies. EREVs are a subset of NEVs and hence can enjoy most of the favorable government incentives and subsidies equivalent to other types of NEVs in China, such as exemption from vehicle purchase tax, one-time government subsidies, preferred treatment in obtaining and calculating NEV credits, and exemption from license plate restrictions in certain cities except for Shanghai (starting from January 1, 2023) and Beijing as the two cities have high level of car parc. It is uncertain whether any other local government will adopt similar measures in areas other than Beijing and Shanghai such that EREVs will not be considered NEVs exempt from the license plate restrictions, which may adversely affect the attractiveness of EREVs to the extent that the users may not continue to enjoy the favorable policies in light of license plate restrictions. Other favorable government incentives and subsidies for EREVs are expected to be sustainable in the foreseeable future.

Technology Development

The advancement of EREV powertrain and battery technologies drives the development of EREV market, as it optimizes the efficiency and control algorithms of range extension system. The improvement on the technologies enhances the performance of EREVs by providing better NVH performance and driving experience as well as better energy consumption efficiency.

Increasing Preferences for NEVs with Concurrent Demand for Long Distance Travels

The increasing penetration rate of NEVs on the sales of passenger vehicle market indicates the increasing acceptance of NEVs among consumers. However, due to the current inadequate infrastructure and long waiting and charging time, BEVs cannot satisfy consumers’ demand for long distance travels. With technology advantages, EREVs could be a reliable solution for consumers who prefer NEVs and who also have strong demand for long-distance travels.

Long-Term Sustainability of EREVs

Despite the advancement of BEV technologies, potential development of charging infrastructure, and the uncertainty of changes in existing policies promulgated by local government on EREVs, the EREV market in the long run is still expected to grow significantly. In the first six months of 2021, the sales volume of EREVs reached 31,481, representing a 218.7% year-on-year increase, which signifies the vast growth potential of the EREV market in 2021. Although both EREVs and BEVs with ultra-fast charging may eliminate range anxiety, the popularity of EREVs is still sustainable given that EREVs can provide longer travel distances per energy refuel and allow for more flexibility for refueling. Furthermore, the coverage of charging infrastructure of BEVs in rural areas or areas with lower population density may not be sufficient in the near future, which places EREVs in a more competitive position in these areas. Consequently, the sales volume of EREVs is expected to increase from 0.03 million in 2020 to 0.4 million in 2025, which is expected to account for 7.3% of the total NEV sales volume in 2025.

THE FUTURE TREND: SMART VEHICLES

China’s NEV market has been entering a new stage of smart vehicles. There has been a surge in demand for smart vehicles as they can enhance vehicle safety, relieve traffic congestion, and enable more in-car entertainment.

According to the NDRC, smart vehicles refer to a new generation of cars that are equipped with advanced sensors and devices, use new technologies such as artificial intelligence, have autonomous driving solutions, and gradually become a new generation of smart mobile space and application terminals. The application of advanced technology is one of the key competitive advantages of smart vehicles compared to traditional vehicles because they are able to provide intelligent solutions to optimize users’ driving and riding experience. According to the CIC Report, smart vehicles primarily possess three core capabilities.

•	Autonomous Driving. Autonomous driving refers to self-driving or transport systems that can perform driving tasks without intervention by a human driver. According to CIC, the Society of Automotive Engineers categorizes autonomous driving into six levels ranging from Level 0 (no driving automation) to Level 5 (full driving automation). Currently, smart vehicles have realized the configuration of Level 2 autonomous driving and can generally achieve autonomous driving on highways and certain urban areas. Vehicles with Level 2 autonomous driving capability are typically equipped with adaptive cruise control, lane keeping assistance, and autobrake systems so that they can automatically steer, accelerate, and brake during the ride.

The following table compares all six levels of autonomous driving based on their respective human driver and system involvement.

Autonomous
Driving Level	Human Driver Involvement	System Involvement
Level 0 (no driving automation)	• Execution of steering and acceleration/deceleration • Monitoring of driving environment • Fallback performance of dynamic driving task	• None

Level 1 (driver assistance)	• Execution of steering and acceleration/deceleration • Monitoring of driving environment • Fallback performance of dynamic driving task	• Execution of steering and acceleration/deceleration (under certain conditions)

Level 2 (partial driving automation)	• Monitoring of driving environment • Fallback performance of dynamic driving task	• Execution of steering and acceleration/deceleration

Level 3 (conditional driving automation)	• Fallback performance of dynamic driving task	• Execution of steering and acceleration/deceleration • Monitoring of driving environment

Level 4 (high driving automation)	• Fallback performance of dynamic driving task	• Execution of steering and acceleration/deceleration • Monitoring of driving environment • Fallback performance of dynamic driving task (under certain conditions)

Level 5 (full driving automation)	• None	• Execution of steering and acceleration/deceleration • Monitoring of driving environment • Fallback performance of dynamic driving task

•	OTA Upgrades. OTA is a technology that updates vehicle software remotely through cloud network, which is a foundation of smart vehicles. Leading smart vehicle manufacturers can provide full-vehicle OTA to upgrade both software and firmware. OTA upgrades can distribute new features on demand without visiting a dealer, after the vehicle has been delivered. As autonomous driving is progressing toward full autonomous driving, OTA will be essential to enable the distribution and upgrades of these functions.

•	Intelligent Cabin with Human-Machine Interaction (HMI). HMI is an indispensable capability for smart vehicles as it enables people to connect with and control vehicles smoothly. Major HMI features include voice recognition and interaction, touch panels, infotainment screens, and in-car applications. With ongoing integration of advanced computer systems into vehicles, their interfaces are becoming more complex and users are expected to control more functions of their vehicles.

In the future, with the continuous technological advancement in 5G, internet of things (IoT), big data, vehicle to everything (V2X), the concept and definition of smart vehicles will evolve and the threshold of smart vehicles will increase. Future smart vehicles will achieve autonomous driving beyond Level 2, full-vehicle OTA, and human emotional perception.

Smart Vehicle Market Size

According to the CIC Report, China’s smart vehicle sales volume reached 3.3 million vehicles in 2020, representing 15.8% of the total passenger vehicle sales volume. Encouraged by favorable government policies, the penetration rate of smart vehicles in all vehicles is expected to exceed 50% in 2025 with an expected sales volume of 13.1 million vehicles, representing a CAGR of 31.8% between 2020 and 2025.

Main Drivers of China’s Smart Vehicle Market

Supportive Regulations and Government Policies

Supportive regulations and government policies are expected to drive the development of smart vehicles in China. In recent years, the PRC government has continuously introduced favorable policies to support the development of artificial intelligence, 5G communication, and automotive industry, which benefit the development of smart vehicles. According to the Smart Car Development and Innovation Strategy issued by the NDRC, a comprehensive system of technological innovation, industrial ecology, infrastructure, regulations and standards, product supervision, and network security for smart vehicles will be formed by 2025.

Technology Advancement and Innovation

Technology advancement and innovation such as 5G, IoT, AI, cloud computing, and big data, represent the direction of the development of smart vehicles. The IoT PaaS, 5G, C-V2X, high-precision maps, autonomous driving, and artificial intelligence technologies not only optimize user experience, but also enhance the development of the smart vehicle industry. Technology advancement and innovation will promote the continuous growth of the smart vehicle market.

Increasing User Demand for Smart Vehicles

The growing acceptance of autonomous driving and HMI are fueling interest in smart vehicles. Compared to traditional vehicles, smart vehicles can respond to safety issues with precision in a shorter period of time, thereby effectively reducing the rate of traffic accidents, which caters to user demand. According to MIIT, smart vehicles are expected to reduce traffic accidents by 30% by 2025.

NEVs Are the Best Carriers of Intelligent Technologies

NEVs are the best carriers of intelligent technologies due to their modular body structure, high electrification, and high controllability. Compared to an ICE vehicle, an NEV has a simpler structure, which includes battery pack, electric motor, and electric controller, thus significantly reducing the number of parts and the complexity of circuit. A system of battery pack, electric motor, and electric controller can respond to commands quickly and achieve precise control. When new technologies are being adopted in the automotive industry, NEVs will be at an advantageous position to accelerate its transformation into intelligent products controlled by intelligent systems. The smart NEV sales volume increased from approximately 10,000 vehicles in 2017 to approximately 474,000 vehicles in 2020, representing 14.4% of total smart vehicle sales volume in 2020. The smart NEV market size is expected to grow from 2020 to 2025 at a CAGR of 57.7%, compared to a CAGR of 24.6% during the same period for smart ICE vehicle market size.

Ranking of Smart NEVs in China

Li ONE ranked the second in China’s smart NEV market in terms of sales volume in 2020, and accounted for a 7.1% share in the smart NEV market. The following table sets forth the ranking of smart NEVs in terms of sales volume in 2020.

Top 5 Smart NEVs
(in terms of sales volume in 2020)
Ranking	Models	Energy Type	Sales Volume(1) (Vehicles)	Market Share(2)
1	TESLA Model 3	BEV	140,311	29.6%
2	Li ONE	EREV	33,457	7.1%
3	NIO ES6	BEV	27,832	5.9%
4	BYD Han EV	BEV	21,167	4.5%
5	WM EX5	BEV	16,860	3.6%

Source: CPCA, CIC

Notes:

(1)	The sales volume refers to retail sales volume.
(2)	The market share is calculated as retail sales volume divided by total smart NEV sales volume.

Competitive Landscape of Mid-Sized and Larger SUV Segment in Terms of Intelligence

In the mid-sized and larger SUV market, Li ONE significantly outperforms other premium mid-sized and larger SUVs in terms of level of intelligence. The following table sets forth key metrics to evaluate the intelligence score of premium mid-sized and larger SUVs in China.

Intelligence Level of Premium Mid-Sized and Larger SUV Segment in China (2020)(1)(2)
		Autonomous Driving					Interactive Configuration
Intelligence Level	Model	Lane Keeping Assistance	Active Braking	Adaptive Cruise	Automatic Parking	OTA(3)	Full Coverage Voice Control System(4)	Interactive Display
Smart Models	Li ONE	Y	Y	Y	Y	Y (FOTA)	Y	4
	NIO ES8	O	Y	O	O	Y (FOTA)	Y	2
	NIO ES6	O	Y	O	O	Y (FOTA)	Y	2
	Mercedes-Benz GLE	O	Y	O	Y	Y	N	2
	Mercedes-Benz GLS	O	Y	O	Y	Y	N	2	/3
	TESLA Model X	Y	Y	Y	O	Y (FOTA)	N	2	/3
	BMW X5	O	Y	O	Y	Y (FOTA)	N	2	/3
	BMW X6	O	Y	O	Y	Y (FOTA)	N	2	/3
	BMW X7	O	O	O	Y	Y (FOTA)	N	2	/3

Intelligence Level of Premium Mid-Sized and Larger SUV Segment in China (2020)(1)(2)
		Autonomous Driving					Interactive Configuration
Intelligence Level	Model	Lane Keeping Assistance	Active Braking	Adaptive Cruise	Automatic Parking	OTA(3)	Full Coverage Voice Control System(4)	Interactive Display
Traditional Models	Mercedes-Benz EQC	O	Y	O	Y	N	N	2
	Audi e-tron	O	Y	O	N	N	N	3
	VOLVO XC90	Y	Y	Y	O	N	N	2
	VOLKSWAGEN Teramont	O	O	O	O	N	N	2
	TOYOTA Highlander	N	O	O	N	N	N	1
	BMW X3	O	Y	O	O	N	N	2
	Audi Q5L	O	Y	O	O	N	N	2
	Mercedes-Benz GLC	O	Y	O	Y	N	N	2
	BMW X4	O	O	O	Y	N	N	2
	LEXUS RX	O	O	O	N	N	N	2
	LAND ROVER RANGE ROVER	O	Y	O	O	N	N	3	/4
	PORSCHE Cayenne	O	Y	O	N	N	N	2

Source: CIC
Notes:

(1)	The vehicle intelligence level is analyzed based on the models available for sale as of December 31, 2020.
(2)	“Y” denotes standard configuration; “O” denotes optional configuration; and “N” denotes no configuration.
(3)	OTA technology can realize software update remotely through cloud network; FOTA is an advanced technology that can update both firmware and software remotely through cloud network.
(4)	A voice control system uses microphones to receive verbal commands from the users to realize certain vehicle functions. A full-coverage can locate and receive verbal commands from all seats in the vehicle.

REGULATIONS

The following section sets forth updated information concerning certain regulations to which we are subject subsequent to the filing of our 2020 Form 20-F.

REGULATIONS ON AUTONOMOUS DRIVING

On April 3, 2018, the MIIT, the Ministry of Public Security, and the Ministry of Transport issued the Circular on the Norms on Administration of Road Testing of Intelligent Connected Vehicles (Trial Implementation) (the “Circular No. 66”), which is the primary regulation governing protocol of road testing of intelligent connected vehicles in the PRC. Pursuant to the Circular No. 66, any entity intending to conduct a road testing of intelligent connected vehicles must apply for and obtain a road-testing certificate and a temporary license plate for each tested car. To qualify for these required licenses, an applicant entity must satisfy, among others, the following requirements: (i) it must be an independent legal person registered under PRC law with the capacity to conduct manufacturing, technological research or testing of automobiles and automobile parts, which has established protocol to test and assess the performance of intelligent connected system and is capable of conducting real-time remote monitor of the tested cars; (ii) the vehicle under road testing must be equipped with a driving system that can switch between autonomous pilot model and human driving model in a safe, quick and simple manner and allows human driver to take control of the vehicle any time immediately when necessary; (iii) the tested vehicle must be equipped with the function of recording, storing and real-time monitoring the condition of the vehicle and is able to transmit real-time data of the vehicle, such as the driving model, location and speed; (iv) the applicant entity must sign an employment contract or a labor service contract with the driver of the tested vehicle, who must be a licensed driver with more than three years’ driving experience and a track record of safe driving and is familiar with the testing protocol for autonomous driving system and proficient in operating the system; and (v) the applicant entity must insure each tested vehicle for at least RMB5 million against car accidents or provide a letter of guarantee covering the same. During testing, the testing entity should post a noticeable identification logo for autonomous driving test on each tested car and should not use autonomous driving model unless in the permitted testing areas specified in the road-testing certificate. If the testing entity intends to conduct road testing in the region beyond the administrative territory of the certificate issuing authority, it must apply for a separate road-testing certificate and a separate temporary license plate from the relevant authority supervising the road-testing of autonomous cars in that region. In addition, the testing entity is required to submit to the road-testing certificate issuing authority a periodical testing report every six months and a final testing report within one month after completion of the road testing. In the case of a car accident causing severe injury or death of personnel or vehicle damage, the testing entity must report the accident to the relevant authority within 24 hours and submit a comprehensive analysis report in writing covering cause analysis, final liability allocation results, etc. within five working days after the traffic enforcement agency determines the liability for the accident.

REGULATIONS ON FOREIGN INVESTMENT IN CHINA

Regulations on Foreign Investment Restrictions

Investment activities in China by foreign investors are principally governed by the Special Administrative Measures (Negative List) for the Access of Foreign Investment, or the Negative List and the Catalog of Industries for Encouraging Foreign Investment, or the Encouraging Catalog, which were promulgated and are amended from time to time by the MOFCOM and the NDRC. The Negative List and the Encouraging Catalog classify industries into three categories with regard to foreign investment: (i) “encouraged,” (ii) “restricted,” and (iii) “prohibited.”

The currently effective Negative List is the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2020 Version) , or the 2020 Negative List, which was published by the MOFCOM and NDRC on June 23, 2020 and became effective on July 23, 2020. In addition, in December 2020, the MOFCOM and the NDRC also jointly promulgated the Encouraged Foreign Investment Industry Catalog (2020) , which became effective on January 2021. Industries that are not listed in the 2020 Negative List are permitted areas for foreign investments and are generally open to foreign investment unless specifically restricted by other PRC regulations. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold majority interests in such joint ventures. In addition, projects in the restricted category may be subject to higher-level government approval requirements. Foreign investors are not allowed to invest in industries in the prohibited category. For example, foreign investors are prohibited from investing in companies engaged in Internet culture businesses (except for music) and radio and television program production businesses under the 2020 Negative List. The provision of value-added telecommunications services falls in the restricted category under the 2020 Negative List and the percentage of foreign ownership cannot exceed 50%, except for e-commerce, domestic multi-party communications, and store-and-forward call centers.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and most recently amended in February 2016, the ultimate foreign equity ownership in a value-added telecommunications services provider cannot exceed 50%. Moreover, for a foreign investor to own any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, and obtain approvals from the MIIT and the MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. The MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-Added Telecommunications Business in July 2006, which reiterate the regulations on foreign investment in telecommunications businesses and require foreign investors to set up foreign investment enterprises, or FIEs and obtain telecommunications business operating licenses to conduct any value-added telecommunications business in China.

To comply with PRC laws and regulations, we rely on contractual arrangements with our VIEs to operate value-added telecommunications services in China.

REGULATIONS ON INTERNET INFORMATION SECURITY AND PRIVACY PROTECTION

In November 2016, the Standing Committee of the NPC promulgated the PRC Cybersecurity Law , or the Cybersecurity Law, which became effective on June 1, 2017. The Cybersecurity Law requires that network operators, including internet information services providers, take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks. We are subject to such requirements as we are operating a website and mobile application and providing certain internet services mainly through our mobile application. The Cybersecurity Law further requires internet information services providers to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cybersecurity, and take corresponding remedial measures.

Internet information services providers are also required to maintain the integrity, confidentiality, and availability of network data. The Cybersecurity Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal data protection, such as the requirements on the collection, use, processing, storage, and disclosure of personal data, and internet information services providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged, or lost. Any violation of the Cybersecurity Law may subject an internet information services provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, shutdown of websites, or criminal liabilities.

The Decision on Maintenance of Cybersecurity enacted by the Standing Committee of the National People’s Congress on December 28, 2000, as amended in August 2009, stipulates, among others, that the following activities conducted via internet are subject to criminal penalty if they constitute crimes under PRC law: (i) hacking into a computer or system of strategic importance; (ii) intentionally inventing and spreading destructive programs such as computer viruses to attack computer systems and communications networks, thus damaging computer systems and the communications networks; (iii) disconnecting computer networks or communications services without authorization in violation of laws and regulations; (iv) divulging state secrets; (v) spreading false commercial information; or (vi) infringing intellectual property rights via internet.

The Provisions on Technological Measures for Cybersecurity Protection promulgated on December 13, 2005 by the Ministry of Public Security requires internet service providers and organizations that use interconnection services to implement technical measures for cybersecurity protection from any threat to network security, such as computer viruses and network attacks and breaches. All internet access service providers are required to take measures to keep a record of and preserve user registration information. Under these measures, value-added telecommunications services license holders must regularly update information security and content control systems for their websites and must also report any public dissemination of prohibited content to local public security authorities. If a value-added telecommunications services license holder violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

Pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in 2012 and the Provisions on the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in 2013 and the Cybersecurity Law, any collection and use of a user ’s personal information must be consensual, legal, reasonable, and necessary, and must be limited to specified purposes, methods, and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering with, or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage, or loss. In case of any actual or potential leakage of user personal information, internet information service providers must take immediate remedial measures and make timely report to the relevant regulatory authorities and inform users in accordance with the regulations. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, shutdown of websites, or even criminal liabilities.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate, and the Ministry of Public Security on Lawfully Punishing Criminal Activities Infringing upon the Personal Information of Citizens issued in 2013 and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens issued on May 8, 2017 and effective on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant regulations and rules; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person, and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable regulations and rules when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting, or exchanging such information in violation of applicable regulations and rules.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision Against the Illegal Collection and Use of Personal Information by Apps issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cybersecurity Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the protection of personal information. Furthermore, app operators must not force their users to make authorization by means of bundling, suspending installation, or in other default forms and should not collect personal information in (i) violation of laws or regulations, or (ii) breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon Users’ Personal Rights and Interests issued by the MIIT on October 31, 2019. On November 28, 2019, the Cyberspace Administration of China, the MIIT, the Ministry of Public Security, and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information .. This regulation further illustrates certain commonly seen illegal practices of app operators in terms of the protection of personal information, including: “failure to publicize rules for collecting and using personal information,” “failure to expressly state the purpose, manner, and scope of collecting and using personal information,” “collection and use of personal information without consent of users of the app,” “collecting personal information irrelevant to the services provided by the app in violation of the principle of necessity,” “provision of personal information to others without users’ consent,” “failure to provide the function of deleting or correcting personal information as required by laws,” and “failure to publish information such as methods for complaints and reporting.” Any of the following acts, among others, of an app operator will constitute “collection and use of personal information without consent of users:” (i) collecting any user ’s personal information or activating the permission for collecting any user ’s personal information without obtaining such user ’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking any user ’s consent such that the user ’s normal use of such app is disturbed; (iii) collecting any user ’s personal information that has been actually collected by the app operator or activating the permission for collecting any user ’s personal information by the app operator that is beyond the scope of personal information authorized to be collected; (iv) seeking any user ’s consent in a non-explicit manner; (v) modifying any user ’s settings for activating the permission for collecting any personal information without such user ’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing of such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting the users’ personal information by improper methods, such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission for collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by the app operator.

On October 21, 2020, the Standing Committee of the National Peoples’ Congress issued the PRC Personal Information Protection Law (Draft for Comments) , which integrates the scattered rules with respect to personal information rights and privacy protection. The draft law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. Personal information, as defined in the draft law, refers to information related to identified or identifiable natural persons and recorded by electronic or other means, but excluding the anonymized information. The draft law provides the circumstances under which a personal information processor could process personal information, which include but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose and method of processing to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation. As of the date of this [REDACTED], this draft law has not yet come into effect.

Pursuant to the Measures for Cybersecurity Review promulgated by the Cyberspace Administration of China and certain other PRC regulatory authorities in April 2020, which took effect in June 2020, critical information infrastructure operators must pass a cybersecurity review when purchasing network products and services that affect or may affect national security. On July 10, 2021, the Cyberspace Administration of China published the Measures for Cybersecurity Review (Revised Draft for Comments) . Pursuant to the draft measures, critical information infrastructure operators that purchase network products and services and data processing operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review. The draft measures further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others: (i) the risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country, and (ii) the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. As of the date of this [REDACTED], the draft measures has not come into effect.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which will take effect in September 2021. The Data Security Law introduces a data classification and hierarchical protection system based on the materiality of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of persons or entities when such data is tampered with, destroyed, divulged, or illegally acquired or used. It also provides for a security review procedure for the data activities which may affect national security.

On May 12, 2021, the Cyberspace Administration of China issued the Several Provisions on Automobile Data Security Management (Draft for Comment), which further elaborates the principles and requirements for the protection of personal information and important data in the automobile industry scenarios, and defines any enterprise or institution engaged in the automobile design, manufacture, and service as an operator. Such operator is required to process personal information or important data in accordance with applicable laws during the process of design, production, sales, operation, maintenance, and management of automobile.

M&A RULES AND OVERSEAS LISTING

On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the CSRC, promulgated the M&A Rules governing the mergers and acquisitions of domestic enterprises by foreign investors , which became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or PRC citizens intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an offshore special purpose vehicle, or a special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On July 6, 2021, the State Council and General Office of the CPC Central Committee issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. The opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. See “Risk Factors—Risks Relating to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with this [REDACTED] under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

HISTORY, REORGANIZATION AND CORPORATE STRUCTURE

The following section sets forth updated and supplemental information since the filing of our 2020 Form 20-F relating to selected aspects of our history and corporate structure.

OVERVIEW

Our Group was founded in April 2015 by our Founder, Mr. Li Xiang. In April 2017, the Company was incorporated under the laws of the Cayman Islands under the name “CHJ Technologies Inc.” as our offshore holding company. Our Company later changed its name to “Leading Ideal Inc.” in April 2019 and to “Li Auto Inc.” in July 2020.

Since our inception, we have been leveraging technologies to create value for our users. We commenced research and development of our vehicle models and in-car technologies in April 2015. Our first model, Li ONE, started volume production in November 2019 and as of June 30, 2021, we have delivered over 63,000 Li ONEs.

Our Founder, Mr. Li Xiang, has over 20 years of experience founding and managing internet technology companies in China, including over 13 years of experience focusing on the automobile industry. Please see the section headed “Directors and Senior Management” for further details of the work experiences of Mr. Li Xiang.

BUSINESS MILESTONES

The following is a summary of our key business development milestones:

Timeline	Event

April 2015	We commenced business operation

October 2018	Product launch of Li ONE

August 2016	Foundation Stone Laying Ceremony of our Changzhou Plant

November 2019	We started the volume production of Li ONE

December 2019	We delivered our first Li ONE

July 2020	We listed our ADSs on the Nasdaq under the symbol “LI”

May 2021	We released our 2021 Li ONE

June 2021	Cumulative deliveries of Li ONEs exceeded 63,000

Single-month orders of Li ONEs exceeded 10,000

OUR MAJOR SUBSIDIARIES AND OPERATING ENTITIES

The principal business activities, date of establishment and date of commencement of business of each member of our Group that made a material contribution to our results of operation during the Track Record Period are shown below:

Name	Principal business activities	Date of establishment and commencement of business

Beijing CHJ	Research and development	April 10, 2015

Beijing Leading	Sales and after sales management	August 6, 2019

Chongqing Lixiang	Manufacturing of automobile	October 11, 2019

Wheels Technology	Technology development and corporate management	December 19, 2017

Xindian Interactive	Sales and after sales management	May 08, 2017

LISTING ON THE NASDAQ

On July 30, 2020, we listed our ADSs on the Nasdaq under the symbol “LI.” Our initial public offering on the Nasdaq was completed on August 3, 2020. Pursuant to the initial public offering, our Company sold 95,000,000 ADSs representing 190,000,000 Class A Ordinary Shares at an offering price of US$11.50 per ADS; additionally, the underwriters exercised in full their option to purchase an additional 14,250,000 ADSs representing 28,500,000 Class A Ordinary Shares.

On August 3, 2020, concurrently with the completion of our initial public offering, we issued and sold (i) 52,173,913 Class A Ordinary Shares to Inspired Elite Investments Limited for a consideration of US$300.0 million, (ii) 5,217,391 Class A Ordinary Shares to Bytedance (HK) Limited for a consideration of US$30.0 million, (iii) 5,217,391 Class A Ordinary Shares to Zijin Global Inc. for a consideration of US$30.0 million, and (iv)  3,478,260 Class A Ordinary Shares to Kevin Sunny Holding Limited for a consideration of US$20.0 million. We received from our initial public offering gross proceeds of approximately US$1.64 billion and net proceeds, including the underwriters’ option, and the concurrent placing after deducting the underwriting discounts and offering expenses, of approximately US$1.58 billion.

As of March 31, 2021, we have utilized approximately 19% of the net proceeds from our initial public offering on the Nasdaq for capital expenditures, research and development of new products, and general corporate purposes and working capital. We still intend to use the remainder of the proceeds for purposes as disclosed in our registration statement on Form F-1 issued in connection with our initial public offering on the Nasdaq.

On December 3, 2020, our Company completed a follow-on public offering at a price of US$29.00 per ADS. In this offering, our Company sold 47,000,000 ADSs representing 94,000,000 Class A Ordinary Shares. Additionally, the underwriters exercised in full their option to purchase an additional 7,050,000 ADSs representing 14,100,000 Class A Ordinary Shares. We received from this offering gross proceeds of approximately US$1.57 billion and net proceeds, including the underwriters’ option, after deducting the underwriting discounts and offering expenses, of approximately US$1.53 billion. As of March 31, 2021, we have not yet utilized our net proceeds from the follow-on offering. We still intend to use the net proceeds for purposes as disclosed in our registration statement on Form F-1 issued in connection with the follow-on offering.

We invest any unutilized net proceeds in short-term, interest-bearing bank wealth management products and term deposits.

COMPLIANCE WITH THE RULES OF NASDAQ

Our Directors confirm that since the date of our listing on the Nasdaq and up to the Latest Practicable Date, we had no instances of non-compliance with the rules of the Nasdaq in any material respects and to the best knowledge of our directors having made all reasonable enquiries, there is no matter that should be brought to [REDACTED] attention in relation to our compliance record on the Nasdaq.

REASONS FOR THE LISTING

Our Board is of the view that the Listing and the [REDACTED] will present us with an opportunity to further expand our [REDACTED] base and broaden our access to capital markets and provide us with the necessary funding for us to further develop and commercialize our NEV products and to further expand our sales and marketing network as disclosed in the section headed “Business—Our Business Strategies” in this document. It is expected that the [REDACTED] from the [REDACTED], after deducting the [REDACTED] and other estimated [REDACTED] expenses payable by us, will amount to approximately [REDACTED] (based on the indicative [REDACTED] of [REDACTED] per [REDACTED], and assuming the [REDACTED] is not exercised). Please see the section headed “Future Plans and [REDACTED]” in this document for details of our proposed uses of the [REDACTED] from the [REDACTED].

MAJOR SHAREHOLDING CHANGES OF OUR COMPANY

Our Company was incorporated in the Cayman Islands on April 28, 2017 to serve as the holding company of our Group. Upon incorporation, our Company had an authorized share capital of US$50,000.00 divided into 5,000,000 ordinary shares with a par value of US$0.01 each.

The major shareholding changes of our Company during the Track Record Period were as set out below.

Ordinary Shares

On April 4, 2019, our Company effected a 100-for-1 share split whereby each of its then issued and outstanding ordinary shares was divided into 100 ordinary shares, par value of US$0.0001 each.

On June 14, 2019, our Company adopted a WVR structure. It repurchased and canceled all ordinary shares then outstanding, and issued 60,000,000 Class A Ordinary Shares to C&J International Limited, 15,000,000 Class  A Ordinary Shares to Da Gate Limited and 240,000,000 Class B Ordinary Shares to Amp Lee Ltd. at par value of US$0.0001 each.

In August 2020, we issued a total of 284,586,955 Class A Ordinary Shares pursuant to our initial public offering on the Nasdaq and the concurrent private placement. In December 2020, we issued and sold a total of 108,100,000 Class A Ordinary Shares pursuant to a follow-on offering on the Nasdaq. Further details of our initial public offering and the follow-on offering are set out in the section headed “—Listing on the Nasdaq” in this section.

Preferred Shares

Historically, Beijing CHJ issued certain preferred equity interests to various investors. Between July 2019 and January 2020, our Company underwent a reorganization of its shareholding structure and issued preferred shares in the share capital of our Company to equity interest holders of Beijing CHJ in exchange for the return of their respective preferred equity interests in Beijing CHJ. The said reorganization resulted in the issuance of an aggregate of (i) 50,000,000 Series Pre-A preferred shares, (ii) 129,409,092 Series A-1 preferred shares, (iii) 126,771,562 Series A-2 preferred shares, (iv) 65,498,640 Series A-3 preferred shares, (v) 115,209,526 Series B-1 preferred shares, (vi) 55,804,773 Series B-2 preferred shares, (vii) 119,950,686 Series B-3 preferred shares, and (viii) 267,198,535 Series C preferred shares; all of the preferred shares had a par value of US$0.0001 each.

On July 1, 2020, we issued (i) 212,816,737 Series D preferred shares to Inspired Elite Investments Limited for a consideration of US$500,000,000, (ii) 7,576,722 Series D preferred shares to Kevin Sunny Holding Limited for a consideration of US$20,000,000, and (iii) 11,365,082 Series D preferred shares to Amp Lee Ltd. for a consideration of US$30,000,000; all of the preferred shares had a par value of US$0.0001 each.

Immediately prior to the completion of our initial public offering on the Nasdaq, all preferred and ordinary shares beneficially owned by Mr. Li at the time were re-designated into 355,812,080 Class B Ordinary Shares on a one-for-one basis; and immediately upon the completion of our initial public offering, all the issued and outstanding preferred shares in our Company (other than those beneficially owned by Mr.  Li) were converted into Class A Ordinary Shares on a one-for-one basis.

OUR INVESTORS PRIOR TO THE NASDAQ LISTING

Since our inception, we have received investments from various professional equity investment funds and prestigious internet technology companies. The aggregate net proceeds from such investments amounted to an equivalent of approximately RMB14.0 billion. As of the Latest Practicable Date, we have utilised substantially all of the net proceeds from these investments for capital expenditures, research and development and working capital purposes. The investments led to the issuance of certain preferred shares in the share capital of our Company which were converted into Class A Ordinary Shares immediately prior to the completion of our initial public offering on the Nasdaq. Further details are as set out in the sub-section headed “—Major shareholding changes of our Company—Preferred shares” in this section.

Among such investors, Meituan (through its wholly-owned subsidiary, Inspired Elite Investments Limited) subscribed for 212,816,737 Series D preferred shares in our Company in July 2020 for a consideration of US$500 million and further subscribed for 52,173,913 Class A Ordinary Shares for a consideration of US$300 million in the private placement conducted concurrently with the completion of our initial public offering on the Nasdaq. As of the Latest Practicable Date, Meituan held 258,171,601 Class A Ordinary Shares and is expected to be a substantial shareholder of our Company following the Listing. Meituan is a sophisticated investor of our Company and in accordance with Guidance Letter HKEX-GL93-18, has undertaken to the Company that it will retain an aggregate 50% of its investment at the time of the Listing for a period of six months following the Listing.

Meituan is a company incorporated in the Cayman Islands and its Class B ordinary shares were listed on the Stock Exchange (stock code: 3690) in September 2018. Meituan is a leading e-commerce platform for services in China. As of the Latest Practicable Date, it had a market capitalization in excess of HK$1.6 trillion. Meituan is an experienced investor and has invested in a spectrum of companies, including robotics, SaaS, autonomous driving, intelligent hardware and other industries.

INVESTOR RIGHTS AGREEMENT

On July 9, 2020, we entered into an investor rights agreement with Inspired Elite Investments Limited, a wholly-owned subsidiary of Meituan and at the time a shareholder of our Series D preferred shares, which took effect upon the completion of our initial public offering on the Nasdaq and was subsequently amended and restated with effect from the Listing Date (the “Investment Rights Agreement”). The Investor Rights Agreement (as amended) provides for certain special rights for Inspired Elite Investments Limited and any other subsidiary of Meituan that is a Shareholder at the relevant time (each a “Meituan Shareholder”), which are:

(a)	the right to appoint, remove, and replace one director. This right will terminate immediately upon the Listing;

(b)	the consent right to: (i) the creation or issuance of any shares that carry more than one vote per share, or preferred shares having rights that are more favorable to the shares held by Inspired Elite Investments Limited and any other subsidiary of Meituan, or any action that amends the voting power attached to any Class B Ordinary Shares, and (ii) amendment of any existing equity incentive plan by increasing the shares reserved for issuance or extending the expiration date, or adoption of any new equity incentive plan. This right will terminate immediately upon the Listing; and

(c)	right of first refusal on change of control the occurrence of any of the following transactions: (i) an amalgamation, merger, consolidation, scheme of arrangement or similar transaction of our Company with or into any other person in which the shareholders of our Company immediately prior to such a transaction or transactions do not hold more than 50% of our Company’s voting power in the aggregate immediately after such a transaction or transactions and the surviving entity is no longer controlled by such shareholders and their respective affiliates immediately after such a transaction or transactions; or (B) sale, transfer or other disposition of all or substantially all of the assets of our Company (including without limitation in a liquidation, dissolution or similar proceeding) (together, a “Change of Control Transaction”).

In the event that a Meituan Shareholder exercises the right of first refusal in accordance with the procedures set out in the Investor Rights Agreement, the Company then is obliged to: (a) together with the Meituan Shareholder, use their respective reasonable best efforts to agree in good faith and enter into definitive documentation so that the Meituan Shareholder will consummate the Change of Control Transaction at a purchase price no less than, and on substantially the same material terms and conditions as, those initially proposed and notified to the Meituan Shareholder; and (b) subject to the terms of the definitive documentation and necessary extensions, consummate the Change of Control Transaction with the Meituan Shareholder as soon as reasonably practicable, and in no event later than two months after the exercise of the right of first refusal. Mr. Li and Amp Lee Ltd. are also obliged to make reasonable best efforts to procure the Company to perform and comply with its obligations following the exercise of the right of first refusal.

Meituan’s exercise of the right of first refusal and the performance of the Company’s obligations following the exercise of the right of first refusal after the Listing will be subject to the Listing Rules and the Takeovers Code and other applicable laws and regulations in effect at the time.

The Investor Rights Agreement will automatically terminate if Inspired Elite Investments Limited and any other subsidiary of Meituan cease to beneficially own, in aggregate, for the first time, at least 50% of the shares beneficially owned by them on the date of the completion of our initial public offering on the Nasdaq.

The special rights were granted to Meituan in connection with its US$500 million pre-IPO investment in our Company in early July 2020. Meituan invested a further US$300 million as part of our Company’s initial public offering on the Nasdaq in July 2020. Currently Mr. Wang Xing, the founder and controlling shareholder of Meituan, is the representative director of Meituan on our Board.

Meituan is a leading e-commerce platform for services in China and a well-known investor in China, with investments across a spectrum of industries. Having Meituan as our major investor would allow us to continue to benefit from the business guidance and strategic advantages Meituan can offer as a major investor; Meituan’s investment demonstrated its confidence in and endorsement of the performance, management and prospects of our Company and in turn enhanced our credibility and attractiveness to future investors. The Directors therefore considered the Investor Rights Agreement is in the best interests of the Company and its Shareholders as a whole at the time it was entered into and remain of that view.

In approving the Investors Rights Agreement, the Directors were required to exercise under the laws of the Cayman Islands, and did exercise, fiduciary duties in granting the above rights taking into account the benefits of receiving the capital investment from Meituan, and acted in the best interests of our Company and our shareholders as a whole. The Company further confirms that the special rights granted to Meituan do not conflict with any applicable US laws or regulations, including any rules of the Nasdaq.

CONVERTIBLE NOTES

In April 2021, we issued the 2028 Notes, namely, the convertible senior notes in an aggregate principal amount of US$862.5 million due 2028 with an interest rate of 0.25% per annum. The 2028 Notes may be converted, at an initial conversion rate of 35.2818 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$28.34 per ADS) at each holder ’s option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028. The initial conversion price of US$28.34 per ADS, or US$14.17 per Class A Ordinary Share (the latter represents the effective cost per Class A Ordinary Share), represents a discount of approximately [REDACTED]% to the indicative [REDACTED] of [REDACTED] per Class A Ordinary Share. The initial conversion rate may be adjusted in certain circumstances, including but not limited to when our Company effects a share split or share combination. As of the Latest Practicable Date, no adjustment had been made to the initial conversion rate. Holders of the 2028 Notes have the right to require us to repurchase their notes on May 1, 2024 and May 1, 2026 or upon the occurrence of a fundamental change (as defined in the indenture), in each case, at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest.

The 2028 Notes were placed to a wide range of institutional investors (qualified institutional buyers) in a Rule  144A offering. The 2028 Notes are dematerialized (intermediated) securities cleared via Deutsche Bank Trust Company Americas in a regular way and trade in the 144A market via brokers. No material special rights were granted to the holders of the 2028 Notes that will survive following the Listing. None of the holders of the 2028 Notes is subject to any lock-up requirement. To the best knowledge of the Company, none of the holders of the 2028 Notes are connected persons of the Company. As such the Class A Ordinary Shares underlying all the ADSs to be issued upon the conversion of the 2028 Notes will be counted towards the public float.

Assuming full conversion of the 2028 Notes at the initial conversion rate of 35.2818 ADSs per US$1,000 principal amount, the 2028 Notes will be convertible into 30,430,552 ADSs, representing 60,861,104 Class  A Ordinary Shares. For illustrative purposes only, 60,861,104 Class A Ordinary Shares represent approximately [REDACTED]% of the total issued share capital (as if enlarged by the issue of such shares) of our Company immediately upon completion of the [REDACTED] (assuming the [REDACTED] is not exercised and no further Shares are issued under the Share Incentive Plans).

We received gross proceeds of US$862.5 million and net proceeds of approximately US$844.9 million from the issue of the 2028 Notes. The gross proceeds were paid to us in full on April 12, 2021. As of the Latest Practicable Date, we have not yet utilized our net proceeds from the issue of the 2028 Notes. Our Company plans to use the net proceeds from the issue of the 2028 Notes for (i) research and development of new vehicle models, including HPC BEV models, (ii) research and development of leading technologies, and (iii) working capital and other general corporate purposes.

The issue of the 2028 Notes was not linked to the Listing and the conversion price of the 2028 Notes is not linked to the [REDACTED] or the market capitalization of our Company. Following the Listing, the operation of the 2028 Notes will be subject to the applicable requirements of the Listing Rules.

MAJOR ACQUISITIONS, DISPOSALS AND MERGERS

We have not conducted any acquisitions, disposals or mergers since our inception that we consider to be material to us.

REORGANIZATION

In preparation for the Listing, we underwent reorganization of our corporate structure (the “Reorganization”), which consisted of the following material steps:

1.    Reorganization of our onshore subsidiaries and consolidated affiliated entities

With a view to complying with the requirements under the Listing Decision LD43-3 to the extent practicable, we underwent reorganization of the holding structure of our onshore subsidiaries and consolidated affiliated entities. The Reorganization mainly involved changing certain consolidated affiliated entities controlled through contractual arrangements to wholly- owned or partly-owned subsidiaries of our Company, to the extent permitted under the relevant PRC laws and regulations.

Our PRC Legal Advisor confirmed that: (i) all necessary regulatory approvals, permits and licenses required under PRC Laws in relation to the Reorganization have been obtained; and (ii) all share transfers and changes in registered capital as part of the Reorganization has complied with all applicable PRC Laws in all material respects.

2.	Entry into the Contractual Arrangements to replace the old contractual arrangements

On April 21, 2021, the Contractual Arrangements were entered into to replace the old contractual arrangements in place before the Reorganization. See section headed “Contractual Arrangements” for further details.

As of the Latest Practicable Date, the Reorganization had been completed.

Below is a simplified diagram illustrating our corporate structure immediately before the Reorganization took place. A diagram illustrating our corporate structure after completion of the Reorganization and immediately prior to the [REDACTED] is set out under the section headed “—Our structure immediately prior to the [REDACTED]” in this section.

Our structure as of December 31, 2020, prior to the Reorganization

Li Auto Inc.
(Cayman Islands)
100%
Leading Ideal HK Limited
(HK)
Offshore
Onshore
100%
100%
100%
Beijing Leading
Wheels Technology
Leading (Xiamen) Private Equity Investment Co., Ltd.
Xindian Information
Beijing CHJ
73.53%
96.95%
100%
100%
100%
100%
100%
26.47%
3.05%
33.33%
100%
Xindian Interactive
Chongqing Lixiang
Beijing CLX
Beijing Chezhibei Technology Co., Ltd.
Chongqing Chezhixin Power Technology Co., Ltd.
Jiangsu Xitong
Jiangsu Zhixing
Jiangsu Chehejia(2)
Certain Subsidiaries with no substantive business operation(1)
66.67%
100%
Changzhou Chezhinan
Legal ownership
Contractual Arrangement

Notes:

(1)            Please refer to Note (6) under the section headed “— Our Structure immediately prior to the [REDACTED]” in this section.

(2)            Jiangsu Chehejia was held by Beijing Xindian Intelligent Technology Co., Ltd. as to 66.67% and Beijing CHJ as to 33.33%.

PRC REGULATORY REQUIREMENTS

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) jointly issued by MOFCOM, the SASAC, the STA, the CSRC, the SAIC (currently known as the SAMR) and the SAFE on August 8, 2006, effective as of September 8, 2006 and amended on June 22, 2009 with immediate effect, require that a special purpose vehicle, formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals through acquisitions of shares of or equity interests in PRC domestic companies, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

Our PRC Legal Advisor is of the opinion that prior CSRC approval for this [REDACTED] is not required because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether [REDACTED] like ours under this document are subject to the M&A Rules; (ii)  our wholly-owned PRC subsidiaries were not established through mergers or acquisitions of domestic companies owned by PRC companies or individuals as defined under the M&A Rules that are the beneficial owners of our Company; and (iii) that no provision in the M&A Rules clearly classified contractual arrangements as a type of transaction subject to the M&A Rules. However, our PRC Legal Advisor further advises that there is uncertainty as to how the M&A Rules will be interpreted or implemented.

SAFE REGISTRATION IN THE PRC

Pursuant to the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Investment, Financing and Round Trip Investment via Special Purpose Vehicles (the “SAFE Circular No.  37”), promulgated by SAFE on July 4, 2014 with immediate effect which replaced the Circular of the SAFE on Foreign Exchange Administration of Equity Financing and Round-Trip Investments by Domestic Residents via Special Purpose Vehicles (the “SAFE Circular No. 75”), (a) a PRC resident must register with the local SAFE counterpart before he or she contributes assets or equity interests in an overseas special purpose vehicle (the “Overseas SPV”) that is directly established or indirectly controlled by the PRC resident for the purpose of conducting investment or financing; and (b) following the initial registration, the PRC resident is also required to register with the local SAFE counterpart for any major change in respect of the Overseas SPV, including, among other things, a change of Overseas SPV’s PRC resident shareholder(s), the name of the Overseas SPV, terms of operation, or any increase or reduction of the Overseas SPV’s capital, share transfer or swap, and merger or division. Pursuant to SAFE Circular No. 37, failure to comply with these registration procedures may result in penalties.

Pursuant to the Notice on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment (the “SAFE Notice No. 13”), promulgated by SAFE on February 13, 2015 and became effective on June 1, 2015, the power of foreign exchange registration was delegated from the local SAFE counterpart to qualified local banks where the domestic entity was incorporated.

As advised by our PRC Legal Advisor, Mr. Li Xiang, Mr. Shen Yanan and Mr. Li Tie, and eight other individuals, who indirectly hold Shares of our Company and are known to us as being PRC citizens, have completed the registration under the SAFE Circular 37.

OUR STRUCTURE IMMEDIATELY PRIOR TO THE [REDACTED]

The following diagram illustrates the simplified corporate and shareholding structure of our Group immediately prior to the completion of the [REDACTED] (assuming there is no change in the shareholding of the public Shareholders from the Latest Practicable Date to immediately prior to the [REDACTED] and assuming no further Shares are issued under the Share Incentive Plans or pursuant to the conversion of the 2028 Notes and the Reorganization is completed):

Amp Lee Ltd(1)
Meituan(2)
Certain Directors(3)
Public Shareholders holding ADSs
Other Public Shareholders(6)
23.79%
13.23%
12.79%
42.46%
7.73%
Li Auto Inc. (Cayman Islands)
100%
Leading Ideal HK Limited (HK)
Offshore
Onshore
100%
100%
100%
96.95%
100%
Beijing CHJ Automobile Technology Co., Ltd.
Beijing Leading
Wheels Technology
Leading (Xiamen) Private Equity Investment Co., Ltd.
Jiangsu Zhixing
Certain other subsidiaries(4)
100%
100%
Beijing Xingluwuyou Automobile Technology Co., Ltd.
Jiangsu Xitong
3.05%
Xindian Information
Beijing CHJ
100%
Changzhou Chezhinan
100%
50%
50%
100%
100%
Xindian Interactive
Chongqing Lixiang
Beijing CLX
Certain subsidiaries with no substantive business operation(5)
100%
100%
100%
Beijing Chezhibei Technology Co., Ltd.
Chongqing Chezhixin Power Technology Co., Ltd.
Jiangsu Chehejia
Legal ownership
Contractual Arrangement

Notes:

(1)	Amp Lee Ltd. is a company incorporated in British Virgin Islands and is wholly owned by Cyric Point Enterprises Limited. The entire interest in Cyric Point Enterprises Limited is held by a trust that was established by Mr. Li (as the settlor) for the benefit of Mr. Li and his family.

(2)	Inspire Elite Investments Limited is a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Stock Exchange (stock code: 3690). Mr. Wang Xing is a director and the controlling shareholder of Meituan.
(3)	Representing:

(a)	131,883,776 Class A Ordinary Shares and 1,379,310 Class A Ordinary Shares represented by 689,655 ADSs held by Zijin Global Inc., a company incorporated in British Virgin Islands. Zijin Global Inc. is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. Wang Xing (as the settlor), our non-executive Director, for the benefit of Mr. Wang Xing and his family, with the trustee being TMF (Cayman) Ltd.

(b)	86,978,960 Class A Ordinary Shares held by Rainbow Six Limited. Rainbow Six Limited is a company incorporated in British Virgin Islands and is wholly owned by Star Features Developments Limited. The entire interest in Star Features Development Limited is held by a trust that was established by Mr. Fan Zheng (as the settlor), our non-executive Director, for the benefit of Mr. Fan Zheng and his family.

(c)	15,000,000 Class A Ordinary Shares held by Da Gate Limited, which is a company incorporated in British Virgin Islands and is wholly-owned by Brave City Group Limited. The entire interest in Brave City Group Limited is held by a trust that was established by Mr. Shen Yanan (as the settlor), our executive Director, for the benefit of Mr. Shen Yanan and his family.

	(d)	14,373,299 Class A Ordinary Shares held by Sea Wave Overseas Limited, which is a company incorporated in British Virgin Islands and is wholly owned by Day Express Group Limited. The entire interest in Day Express Group Limited is held by a trust that was established by Mr. Li Tie (as the settlor), our executive Director, for the benefit of Mr. Li Tie and his family.
(4)	Namely:
	(a)	Shanghai Lixiang Automobile Technology Co., Ltd. (上海理想汽車科技有限公司);
	(b)	Beijing Lixiang Automobile Co., Ltd. (北京理想汽車有限公司);
	(c)	Chehejia (Xiamen) Investment Co., Ltd. (車和家(廈門)投資有限公司);
	(d)	Lixiang Zhizao Automobile Services (Xiamen) Co., Ltd. (理想智造汽車服務(廈門)有限公司), being a wholly-owned subsidiary of Chehejia (Xiamen) Investment Co., Ltd.; and
	(e)	Shanghai Yizhinan Technology Co., Ltd. (上海易之南科技有限公司).
(5)	Namely:
	(a)	Zhejiang Lixiang Automobile Co., Ltd. (浙江理想汽車有限公司);
	(b)	Chehejia Financial Technology (Jiangsu) Co., Ltd. (車和家金融科技(江蘇)有限公司);
	(c)	Beijing Xindian Intelligent Technology Co., Ltd. (北京心電智能科技有限公司); and
	(d)	Chongqing Xinfan, a wholly-owned subsidiary of Beijing Xindian Intelligent Technology Co., Ltd..
(6)	Including: Bytedance (HK) Limited, an intermediary company of the investor, ByteDance, holding 18,687,944 Class A Ordinary Shares representing 0.96% of the issued Shares of the Company as at the Latest Practicable Date; Chemei (Shanghai) Enterprise Management Consulting, a limited partnership under the equity investment fund, Dragonball Capital (龍珠資本), holding 11,225,461 Class A Ordinary Shares, representing 0.58% of the issued Shares of the Company as at the Latest Practicable Date; Future Capital Discovery Fund I, L.P. and Future Capital Discovery Fund II, L.P., limited partnerships under the investment fund, Future Capital Discovery Fund (明勢資本), holding 4,889,935 Class A Ordinary Shares and 11,653,510 Class A Ordinary Shares, representing 0.25% and 0.60% of the issued Shares of the Company as at the Latest Practicable Date respectively; GZ Limited, an intermediary company of the investor, Guazi (瓜子二手車), holding 11,377,395 Class A Ordinary Shares, representing 0.58% of the issued Shares of the Company as at the Latest Practicable Date; Striver Holdings Ltd., an intermediary company of an individual investor, holding 36,464,907 Class A Ordinary Shares, representing 1.87% of the issued Shares of the Company as at the Latest Practicable Date; and Xiamen Xinweidachuang Investment Partnership, a limited partnership under the equity investment fund, Matrix Partners China (經緯中國), holding 24,000,000 Class A Ordinary Shares, representing 1.23% of the issued Shares of the Company as at the Latest Practicable Date. The remaining other public Shareholders each holds less than 0.5% of the issued Shares of the Company as at the Latest Practicable Date. The foregoing Shareholders are our investors that invested in us before our initial public offering on the Nasdaq. For clarity, the foregoing Shareholders hold Class A Ordinary Shares and not our ADSs. These Class A Ordinary Shares are included in our application to the Listing Committee of the Stock Exchange for the listing of and the permission to deal in our Class A Ordinary Shares on the Stock Exchange, and therefore may be traded on the Stock Exchange after the Listing, subject to the relevant Shareholders meeting any requirements or obligations, under law or otherwise, that are applicable to them for them to trade the said shares.

OUR STRUCTURE IMMEDIATELY FOLLOWING THE COMPLETION OF THE [REDACTED]

The following diagram illustrates the simplified corporate and shareholding structure of our Group immediately following the completion the [REDACTED] (assuming there is no change in the shareholding of the public Shareholders from the Latest Practicable Date to immediately following the [REDACTED] and assuming the [REDACTED] is not exercised and no further Shares are issued under the Share Incentive Plans or pursuant to the conversion of the 2028 Notes, and assuming the Reorganization is completed):

Amp Lee Ltd(1)
Meituan(2)
Certain Directors(3)
Public Shareholders holding ADSs
Other Public Shareholders(6)
Other Public Shareholders from the [REDACTED]
[REDACTED]%
[REDACTED]%
[REDACTED]%
[REDACTED]%
[REDACTED]%
[REDACTED]%
Li Auto Inc. (Cayman Islands)
100%
Leading Ideal HK Limited (HK)
Offshore
Onshore
Beijing CHJ Automobile Technology Co., Ltd.
100%
Beijing Leading
100%
Wheels Technology
100%
Leading (Xiamen) Private Equity Investment Co., Ltd.
96.95%
Jiangsu Zhixing
100%
Certain other subsidiaries(4)
100%
Beijing Xingluwuyou Automobile Technology Co., Ltd.
Xindian Information
Beijing CHJ
100%
Jiangsu Xitong
3.05%
100%
Changzhou Chezhinan
100%
Xindian Interactive
50%
50%
Chongqing Lixiang
100%
Beijing CLX
100%
Certain subsidiaries with no substantive business operation(5)
100%
Beijing Chezhibei Technology Co., Ltd.
100%
Chongqing Chezhixin Power Technology Co., Ltd.
100%
Jiangsu Chehejia
Legal ownership
Contractual Arrangement

Notes (1)-(6): See Notes (1)-(6) in preceding pages under the section headed “— Our structure immediately prior to the [REDACTED].”

BUSINESS

The following section sets forth updated and supplemental information since the filing of our 2020 Form 20-F relating to selected aspects of our business and operations as well as a current description of our overview, strengths, and strategies.

OVERVIEW

We are an NEV automaker in China. We design, develop, manufacture, and sell premium smart electric vehicles. Through our product and technology innovation, we provide families with safe and convenient products and services. We are a pioneer in successfully commercializing EREVs in China. Our first and currently the only commercialized model, Li ONE, is a six-seat, large premium electric SUV equipped with a range extension system and advanced smart vehicle solutions. We started volume production of Li ONE in November 2019 and released the 2021 Li ONE on May 25, 2021. As of June 30, 2021, we delivered over 63,000 Li ONEs. In 2020, Li ONE ranked as the best-selling new energy SUV model in China with a 9.7% market share and ranked in the top six in China’s NEV market in terms of sales volume with a 2.8% market share, and we ranked as the eleventh among all the NEV brands in China in terms of sales volume, according to the CIC Report. The market size of China’s passenger vehicle market and NEV market in 2020 was 20.8 million and 1.2 million, respectively, according to the CIC Report. In 2020, the NEV sales volume accounted for 5.8% of the total passenger vehicle sales volume in China, and EREVs accounted for 2.8% of China’s NEV market in terms of sales volume, according to the CIC report.

The following diagram illustrates Li ONE’s certain features and specifications.

Model	Li ONE
Length*Width*Height (mm)	5,030*1,960*1,760
Wheelbase (mm)	2,935
NEDC range (km)	Total range: 1,080
Range powered by battery: 188
Range powered by extension system: 892
Range extension system specifications	1.2-liter turbo-charged engine/100-kW electric generator
/55-liter fuel tank
Electric motor power (kW)	Rear-drive: 145/Front-drive: 100
Battery capacity (kWh)	40.5
0-100 km/h acceleration (s)	6.5
MSRP (RMB)	338,000

We are dedicated to serving the mobility needs of families in China. To this end, we strategically focus on NEVs within a price range of RMB200,000 (approximately US$31,000) to RMB500,000 (approximately US$76,000). As one of the most competitive SUV models in China, Li ONE has been well positioned to capture the huge growth opportunity of the SUV segment. With growing purchasing power, families in China tend to choose SUVs for daily commutes and weekend family trips. We believe that Li ONE offers our users the performance, functionality, and cabin-space of a large premium smart SUV while priced close to a compact premium SUV.

We believe that automotive technologies will continue to evolve, and as new technologies enable us to create more compelling products for users to address their needs, we evolve our products as well.

•	Our existing product, Li ONE, utilizes our proprietary EREV solution, which enables families to enjoy all the benefits of a premium SUV while free from range anxiety. We are developing our X platform, which succeeds the existing EREV platform for Li ONE and is equipped with our next-generation EREV powertrain system. We plan to launch the first product on our X platform, a full-size premium extended-range electric SUV, in 2022, and to launch two additional SUVs on our X platform in 2023.

•	We are investing heavily in the HPC BEV technologies. We focus on developing HPC BEVs, which we believe will deliver superior charging experience. Charging under our planned HPC network will be faster, cheaper, and more accessible. We are developing two platforms, Whale and Shark, for our future HPC BEVs. Starting from 2023, we plan to launch at least two new HPC BEV models each year.

•	We believe that Level 4 autonomous driving will be the primary operating model for all vehicles in the foreseeable future. We are investing significantly in our proprietary autonomous driving technologies. Starting from 2022, all our new vehicle models will be equipped with necessary hardware compatible with in-house developed, future Level 4 autonomous driving as a standard configuration, and we will continue to optimize our autonomous driving solutions leveraging our full-stack proprietary software development capabilities. For different levels of autonomous driving, see “Industry Overview—The Future Trend: Smart Vehicles.”

Since our inception, we have been leveraging technologies to create value for our users. We have invested in in-car technologies to provide joyful driving and riding experiences for families. We have developed our signature four-display interactive system, full-coverage in-car voice control system, and autonomous driving technologies. Furthermore, our utilization of FOTA upgrades enables us to introduce additional functionality and improve vehicle performance continuously throughout the entire vehicle lifecycle.

We have digitalized our user interactions and established our own direct sales and servicing network to continuously improve operating efficiency. With our integrated online and offline platform, we can achieve higher efficiency in sales and marketing than automakers that rely on third-party dealerships to reach customers. In particular, we have developed a data-driven, closed-loop digital platform to manage all user interactions from sales leads to test drives to purchases and even to user reviews, which enables us to significantly reduce user acquisition costs.

Quality is essential to our business. We manufacture in-house and collaborate with industry-leading suppliers to ensure the high quality of our vehicles. We have built our own manufacturing base in Changzhou, Jiangsu Province, China, which allows our engineering and manufacturing teams to seamlessly collaborate with each other and streamline the feedback loop for rapid product enhancements and quality improvements. We have also implemented strict quality control protocols and measurements for selecting and managing our suppliers. As of March 31, 2021, Li ONE was the only large SUV that has received top ratings under all of the China Insurance Automotive Safety Index (C-IASI), the China Automobile Health Index (C-AHI), and the China-New Car Assessment Program (C-NCAP), according to the CIC Report.

The Challenge Facing China’s NEV Market

We believe that smart electric vehicles represent a trend of the automotive industry. China is both the largest passenger vehicle market and the largest NEV market in the world as measured by sales volume. China’s NEV market is currently skewed towards BEVs, as 81.1% of the NEVs sold in China in 2020 were BEVs, according to the CIC Report. However, the development of NEVs in China is currently facing one fundamental challenge: the inconvenience of energy replenishment. The inconvenience of, and lengthy time needed for, BEVs’ charging solutions cause range anxiety, which limits use cases and impedes the wider acceptance of BEVs in China. As a result, sales volume of BEVs represents only 4.7% of sales volume of total passenger vehicle in 2020, according to the CIC Report.

China faces a problem of inadequate private and public fast charging infrastructure. The development of private charging infrastructure is affected by factors such as limited residential parking space in cities with high population density, low percentages of residential parking space suitable for installing home charging stalls, and power grid capacity limits in aged residential areas. As of December 31, 2020, fewer than 25% of families in first-tier cities in China had parking space suitable for installing home charging stalls, compared with over 70% of families in the United States, according to the CIC Report. As a result, a substantial number of BEV owners in China have to rely on public charging infrastructure. As of December 31, 2020, the ratio of NEV parc to public fast charging stalls was 15.9 to 1, according to the CIC Report. This demonstrates the insufficient number of public fast charging stalls in China to support the growth of BEVs.

In addition, existing charging solutions are time-consuming and have always troubled BEV owners as they usually take between 30 minutes and 60 minutes to charge a BEV. Considering the additional waiting time, the total time for waiting and charging is longer than consumers’ expectation and thus causes inconvenience to consumers.

Our Solutions

To address the challenge facing China’s NEV market, any NEV energy replenishment solution must be at least as convenient and efficient as an ICE vehicle energy replenishment solution and also must demonstrate commercial viability. We have developed an EREV solution and are also investing in the HPC BEV solution as both solutions could provide users with convenient energy replenishment experience that is comparable to ICE vehicles.

The following diagram illustrates our EREV powertrain and the difference between EREVs as compared to PHEVs, BEVs, and ICE vehicles.

Powertrain of Li ONE

Powertrain	Illustration of Powertrain	Energy Replenishment
EREV		Fast charging Slow charging Refueling
PHEV		Slow charging Refueling
BEV		Fast charging Slow charging
ICE		Refueling

Charging	Refueling

EREV Solution

We have developed our proprietary EREV technologies and applied them to our first model, Li ONE.

An EREV is purely electric-driven by its electric motor, but its energy source and power come from both its battery pack and range extension system. A range extension system generates electricity with a dedicated ICE designed with high fuel consumption efficiency, an electric generator, and a speed reducer to connect them. Our Li ONE electric propulsion system consists of a 145-kilowatt rear-drive electric motor, a 100-kilowatt front-drive electric motor, and a 40.5-kilowatt-hour battery pack, which supports an electrically powered NEDC range of 188 kilometers. Li ONE’s range extension system consists of a 1.2-liter turbo-charged engine configured and fine-tuned for EREV purpose, a 100-kilowatt electric generator, and a 55-liter fuel tank. With its integrated powertrain system, Li ONE delivers a total NEDC range of 1,080 kilometers and energy efficiency of 6.05 liters per 100 kilometers or 17.7 kilowatt-hours per

100 kilometers, depending on its driving mode.

Li ONE’s energy can be replenished by slow charging, fast charging, and refueling. Li ONE can operate even when users have no access to charging infrastructure, thereby completely eliminating range anxiety. Benefiting from its all-electric-driven propulsion, Li ONE offers a similarly high-quality driving experience to that of BEVs, such as smooth acceleration (acceleration from zero to 100 kilometers-per-hour in 6.5 seconds) and superior NVH performance. The overall energy consumption level of Li ONE is much lower than that of ICE vehicles in a similar class, as a result of its high energy efficiency range extension system. In addition, our Li ONE users can also benefit from vehicle-related tax exemptions in China and local government policies in favor of NEVs in certain cities in China, such as no quota limitations for vehicle license plate application and exemption from traffic restrictions.

Our next-generation EREV platform can support longer range, higher thermal efficiency, and better NVH performance. It further enhances integration of the range extension system and the electric motors to support higher electric power output and better acceleration performance. It leverages a world-class chassis to support a larger vehicle body and provide optimal driving experience and superior vehicle passing capability.

With the unique capabilities and features, we believe that our EREV technologies will help accelerate the adoption of electric vehicles in China and contribute to China’s national initiatives to build a low-carbon-emission society.

HPC BEV Solution

As next-generation electric vehicle technologies continue to advance, we believe that it is the right time to introduce an HPC BEV platform and future HPC BEV models. A number of ultra-fast charging technologies, such as high C-rate battery, high-voltage platform, and HPC network, have emerged. We have been investing in the technology advancement in these areas and plan to develop ultra-fast charging solutions, which aim to effectively address the inconvenience of energy replenishment for BEVs. We plan to develop a high C-rate battery to balance the cost, longevity, safety, and charging and discharging rate. We are also developing key parts of the high-voltage platform, such as a high-voltage air compressor. To facilitate commercialization of our HPC BEVs, we plan to deploy an HPC network that consists of ultra-fast charging stations. Starting from 2023, we plan to launch at least two new HPC BEV models each year. As a new entrant into the BEV market, we believe our proven product defining capability, as substantiated by the track record of developing Li ONE, deep understanding of the needs of families, and wide recognition of our brand and products provide a solid foundation for competing with peer BEV manufacturers. We also believe our HPC BEVs, which will be empowered by the next-generation electric vehicle technologies developed with our strong research and development capabilities, will also significantly improve charging efficiency and thereby effectively eliminate range anxiety, improve driving experience, and differentiate us from our competitors. Our existing research and development capabilities and accumulated know-how for EREVs, which we are leveraging in developing BEVs in areas such as autonomous driving, control algorithm, and electric-driven system, would also serve as our competitive advantage. We strategically plan to expand our product line to launch both EREV and BEV models within our target price range so as to build a solid brand trusted by families.

OUR INNOVATION

We believe that our success is attributable to our first mover advantage in the successful commercialization of EREVs, application of our advanced technologies and successful business model, and our strong research and development capabilities. Our track record of innovations and our continued success in a competitive industry are widely recognized.

We are an innovator in China’s NEV market, and we are the first to successfully commercialize EREVs in China. Prior to the release of Li ONE, our first model, there were a few mass-produced EREV models around the world, but they either had limited sales volume in China or had discontinued production. Our Li ONE enables users to enjoy all the benefits of an electric vehicle while freeing them from the range anxiety typically associated with BEVs. According to the CIC Report, Li ONE is the first EREV model that offers battery capacity of over 40 kilowatt-hours. The batter capacity it offers is also the largest among all EREV models in the world. Li ONE is also the first vehicle in the world to have a thermal management system that integrates battery, air conditioner, and range extension system, which achieves more efficient thermal management and utilization. In addition, Li ONE is the first delivered model equipped with the four-display interactive system and the first to operate under an Android Automotive and Linux dual system, which is more reliable and secure.

We have also demonstrated our unique ability to continually use our proprietary technologies to improve our current and future models, offer superior user experience, and maintain our leadership position in the industry innovations. We have developed our proprietary EREV powertrain technologies and applied them to our Li ONE. We are currently investing in next-generation electric vehicle technologies, which we believe will enable us to introduce leading HPC BEVs in the future. Such BEV technologies primarily include high C-rate battery pack, high-voltage platform, thermal management system, and HPC network. We will also apply the intelligent interactive systems, including in-vehicle perception system, fusion map, vehicle cloud network (Mesh), and integrated vehicle control and computing unit, to provide premium in-vehicle experience to our users. See “Business—Technology.”

Our successful business model is demonstrated by our own manufacturing and effective quality control capabilities and our high sales and marketing efficiency. We manufacture in-house in our own Changzhou manufacturing facility and collaborate with industry-leading suppliers to ensure the high quality of our vehicles. Our engineering and manufacturing teams seamlessly collaborate with each other and streamline the feedback loop for rapid product enhancements and quality improvements. We apply rigorous standards in the vehicle development and validation process, and benchmark quality control best practices of traditional premium automakers to enhance testing and validation. Furthermore, we digitalized our user interactions and established our own direct sales and servicing network to continuously improve operating efficiency. With an integrated online and offline platform, we can achieve higher efficiency in sales and marketing than automakers that rely on third-party dealerships to reach customers. Compared with incumbent automakers’ dealership model in China, our direct sales and servicing network is more efficient due to the shortened decision-making process and less potential conflict of interests.

As an emerging automaker, we heavily rely on research and development to establish and strengthen our market position. Our Beijing and Shanghai research and development teams are developing electric vehicle technologies, such as next-generation powertrain system, high C-rate battery, high-voltage platform, ultra-fast charging technologies, autonomous driving technologies, next-generation intelligent cockpit, operating systems, and computing platforms. We also maintain a production engineering and technology center in Changzhou, Jiangsu Province, China. As of March 31, 2021, we had 1,633 employees engaging in research and development, including automotive design and engineering, intelligent systems, and autonomous driving departments. Our research and development is led by our visionary management team with an average of over 17 years of industry experience.

OUR STRENGTHS

We believe that the following strengths contribute to our success and differentiate us from our competitors.

Extraordinary and trend-setting product defining capability

Our first product, Li ONE, has achieved success. We started the volume production of Li ONE in November 2019 and released the 2021 Li ONE on May 25, 2021. As of June 30, 2021, we delivered over 63,000 Li ONEs. In 2020, Li ONE ranked as the best-selling new energy SUV model in China, according to the CIC Report.

The success of Li ONE is a strong testament to our insight into user demand and our product defining capabilities. Before we launched Li ONE, we saw the demand for multi-use SUVs from families in China. Our extraordinary product defining capability enables us to design Li ONE in anticipation of the demand for multi-use SUVs from families while balancing performance, configurations, costs, and technologies. Li ONE is designed to satisfy the needs of each family member. For example, Li ONE delivers high safety performance for the family; Li ONE designs a four-display interactive system for the driver and passengers to ensure that each of them can have a convenient and joyful driving and riding experience; Li ONE offers power seats for all passengers in the second row for extra comfort; and Li ONE’s third-row seats can be used or folded to provide extra storage space for family trips. Our innovations greatly improved the user experience by introducing trend-setting vehicle designs and features, which meet or exceed user expectation resulting in a highly positive reception among our users that made us the best-selling new energy SUV model in China in 2020, according to the CIC Report.

Li ONE is a proven success catering to the needs of families in China and has effectively addressed the current challenge to BEVs in terms of energy replenishment. The success of Li ONE demonstrates our extraordinary product defining capabilities, which lay a solid foundation for the development of future models, including both EREV and BEV models.

Proprietary EREV and BEV technologies

Li ONE is the first successfully commercialized EREV in China. Our proprietary range extension system enables users to enjoy all the benefits of an electric vehicle while freeing them from the range anxiety typically associated with BEVs.

Our powertrain system, including the range extension system, is equipped with FOTA upgrades capability. With high volume closed-loop data feedback from the daily use of our vehicles, we are able to continuously optimize the control algorithm and software configuration of our range extension system through FOTA upgrades.

The solid delivery record of Li ONE demonstrates our capability to successfully leverage EREV technologies to deliver the superior performance and functionalities in our product designing, including the elimination of range anxiety, the delivery of safe and superior driving and riding experience, and the low running cost.

Furthermore, we have accumulated technologies and experience in electric-driven system, FOTA upgrades, and control algorithm optimization on our existing EREV platform. These technologies and experience will accelerate the development of our X, Whale, and Shark platforms and empower our development of future platforms.

With the goal of launching HPC BEVs, we are investing in next-generation electric vehicle technologies, including high C-rate battery, high-voltage platform, and ultra-fast charging since 2020. We were one of a few automakers to have started investing in these advanced technologies in 2020. We believe that we are well-positioned to commercialize research and development in these areas. We are developing two platforms, Whale and Shark, for our future HPC BEVs, and we plan to launch at least two new HPC BEV models each year starting from 2023.

Smart vehicle solutions delivering superior user experience

Capitalizing on advanced technologies in the industry, we have developed proprietary smart vehicle solutions to significantly enhance our user experience.

Li ONE is equipped with a high-performance Qualcomm 820A platform. We also use an Android-Linux dual system for in-car interactive controls. Our signature four-display interactive system and full-coverage in-car voice control system offer superior user experiences for both drivers and passengers.

Throughout the vehicle lifecycle, FOTA upgrades enable us to continuously add new features to our smart solutions and improve system performance. We also leverage our cloud capability to remotely monitor and respond to vehicle conditions to ensure the high performance of all our vehicles.

We collaborate with global leading partners, such as Bosch, to develop our ADAS solutions. All Li ONEs are equipped with ADAS as a standard feature, which makes the driving and riding experiences much safer and easier. Beginning on June 1, 2021, all Li ONEs are equipped with navigation on ADAS (NOA) as a standard configuration, supported by two Horizon Robotics Journey 3 AI acceleration processors for autonomous driving and five fifth-generation millimeter-wave radars by Bosch.

In December 2020, we signed a memorandum of understanding for collaborative business engagement with NVIDIA Corporation and its Chinese partner. Through this partnership, we plan to launch our full-size extended-range premium smart SUV, with the powerful NVIDIA Orin SoC chipset in 2022, which makes us one of the first few automakers adopting this chipset. Meanwhile, we leverage our full-stack proprietary software development capabilities to introduce closed-loop data-driven autonomous driving solutions, and prioritize autonomous driving development based on high-frequency user scenarios. We believe that we will be one of the first automakers that deliver Level 4 autonomous driving solutions to consumers. See “—Technology—Autonomous Driving” for more information.

High efficiency in sales and marketing

We have developed our own integrated online and offline platform to interact directly with users, from sales leads to user reviews. With fully digitalized processes and continuous data-driven optimization, we have achieved much higher efficiency in sales and marketing than automakers that rely on third-party dealerships to reach customers.

We have established our own direct sales and servicing network. Compared with incumbent automakers’ dealership model in China, our sales and servicing network is more efficient due to the shortened decision-making process and less potential conflict of interests. In December 2020, our vehicle delivery per retail store was over 100, compared with an average of approximately 50 of our peers in China, according to the CIC Report.

Our high sales and marketing efficiency allowed us to achieve profitability at a relatively early stage. We achieved positive gross margin in the first full quarter of delivery (the first quarter of 2020) and achieved positive free cash flow (represents operating cash flow less capital expenditures) in the second full quarter of delivery (the second quarter of 2020), which is the fastest among our peers in China, according to the CIC Report.

Effective quality control capabilities

Quality is essential to our business. We have built our own Changzhou manufacturing base, which allows us to implement strict quality control protocols and measurements throughout the manufacturing process. Our engineering and manufacturing teams collaborate with each other seamlessly and are able to incorporate user feedback for rapid product enhancements and quality improvement.

We apply rigorous standards in the vehicle development and validation process. We benchmark quality control best practices of traditional premium automakers to enhance testing and validation.

We work with world-class suppliers with high quality standards. Our key suppliers include global leaders such as Bosch and CATL. We also implement strict quality control protocols and measurements to select and manage suppliers.

Combination of expertise from automotive, smart device, and internet industries

Our team has tremendous experience in their areas of expertise. The key members of our visionary management team have an average of over 17 years of industry experience. Mr. Li Xiang, our founder, chairman, and chief executive officer, is a successful serial entrepreneur in China’s internet industry. Before founding our company, Mr. Li founded Autohome Inc. (NYSE: ATHM) and built it to become the world’s largest automobile portal.

The senior members of our teams come from traditional and smart automotive, smart device, and internet industries. They collaborate closely and complement each other to drive innovations within our company. For example, our autonomous driving solutions are being developed by drawing on the research and development strengths of our various teams, including smart device team in terms of perception, algorithm team in terms of planning, and vehicle research and development team in terms of control.

Our culture combines the innovation mindset, fast-cycle product development, and adaptive processes of the best technology companies with the high reliability and operational excellence of the best automotive companies.

OUR STRATEGIES

We aim to become a leading player in China’s NEV market. We provide families with safe, convenient, and refined products and services through our product and technology innovation. We aspire to create a sustainable path for everyone to embrace vehicle electrification. We intend to pursue the following strategies to achieve our mission.

Continue to innovate in electrification and successfully launch future EREV and BEV models

We will continue to develop new NEV models with best-in-class performance. We plan to introduce a next-generation EREV platform in our three new vehicles planned for 2022 and 2023. With next-generation EREV technologies, we aim to support longer range, higher thermal efficiency, and better NVH performance of our EREVs.

We are investing in the research and development of next-generation electric vehicle technologies including high C-rate battery, high-voltage platform, and ultra-fast charging technologies. Leveraging these technologies, we are developing two platforms, Whale and Shark, for our future HPC BEVs. Starting from 2023, we plan to launch at least two new HPC BEV models each year, as we believe those new HPC BEV models can also effectively eliminate the range anxiety with the next-generation technologies and deliver superior user experience, with which we will be able to cover a broader market. We aim to build a solid brand trusted by families and selectively expand our product line to offer both EREV and BEV models within our target price range.

Continue to innovate in vehicle intelligence and autonomous driving

We are dedicated to continuously improving the driving experience of our users and we strive to deliver superior Level 4 autonomous driving to users. We intend to continue to enhance our smart-vehicle solutions, and invest in progressive technologies and proprietary smart vehicle solutions, particularly by increasing computing power and bandwidth. Furthermore, we plan to further enhance our Level 2 autonomous driving currently equipped on our vehicles and equip our future models with necessary hardware compatible with in-house developed, future Level 4 autonomous driving as a standard configuration, and we will continue to optimize our autonomous driving solutions leveraging our full-stack proprietary software development capabilities.

Further expand sales network and optimize efficiency

We plan to expand to broader regions across China to reach new prospective users. We plan to open retail stores and delivery and servicing centers as on-the-ground outposts for our users, and authorize and cooperate with third-party body and paint shops to efficiently and effectively extend our service coverage.

We plan to optimize our sales and marketing efficiency by leveraging our integrated online and offline platforms. In addition, we will continue to strengthen our digitalized system to integrate and connect all stages of the vehicle sales and servicing process to achieve higher efficiency in sales and marketing than automakers that rely on third-party dealerships to reach users.

Continue to pursue operational excellence and cost improvement

As vehicles continue to integrate increasingly complex and mission-critical software, we believe that ensuring the quality of that software is of increased importance. We intend to allocate a larger proportion of our development efforts to improving software quality while continuing to incrementally improve our vehicle hardware.

Meanwhile, we will continue to optimize our costs of operation. We will follow a design-for-cost philosophy in which we design vehicles from the beginning in a way that limits the all-in cost of manufacturing, selling, and distributing the end product. We will continue to minimize personalized configuration options to achieve the highest possible economies of scale. For example, personalized configurations involve extra types of raw materials and components, which in turn require increased procurement and inventory management costs resulting in sluggish inventories when the demand is unpredictable. From a manufacturing perspective, personalized configurations also hinder mass production in our facility and adversely affect economies of scale. In addition, due to our agile development and procurement processes, we expect to be able to quickly qualify new components for our vehicles as their costs decrease.

OUR VEHICLES

We design, develop, manufacture, and sell premium NEVs in China. Our first production vehicle, Li ONE, is a six-seat, large premium electric SUV equipped with a range extension system and advanced smart vehicle solutions. We started volume production of Li ONE in November 2019 in our own Changzhou manufacturing facility. On May 25, 2021, we released the 2021 Li ONE. We plan to launch our second model, a full-size premium smart extended-range electric SUV, in 2022, and two more extended-range electric SUV models in 2023. All three future EREV models will leverage the X platform technologies and share same powertrain and chassis design. We are developing our two more HPC BEV platforms, Whale and Shark. Starting from 2023, we plan to launch two new HPC BEV models each year.

Li ONE

Li ONE is a large premium smart extended-range electric SUV. This six-seater, which has a 5,030-millimeter length with a 2,935-millimeter wheelbase, and offers a combination of long range, high performance, efficient energy consumption, and flexible power supplies.

•	Long Range. Li ONE has an NEDC range of 1,080 kilometers. Its 40.5-kilowatt hour lithium-ion battery pack is capable of supporting a purely electrically powered range of 188 kilometers.

•	High Performance. Equipped with all-wheel drive and two electric motors, Li ONE is able to accelerate from zero to 100 kilometers per hour in 6.5 seconds. Its EREV powertrain can deliver a maximum of 245 kilowatts of power and 455 Newton meters of torque. The performance of Li ONE’s powertrain is comparable to that of an ICE vehicle powered by a 3.0-liter, six-cylinder, turbo-charged engine.

•	Efficient Energy Consumption. The high-efficiency EREV powertrain and the advanced thermal management system help Li ONE achieve a fuel consumption rate of 6.05 liters per 100 kilometers and an electricity consumption rate of 17.7 kilowatt-hours per 100 kilometers.

•	Flexible Power Supplies. Li ONE’s energy can be replenished by slow charging, which takes approximately six hours for a full charge with a seven-kilowatt charger, fast charging, which takes approximately 30 minutes to increase the displayed state of charge from 20% to 80% with a 60-kilowatt charger, and refueling. It can operate even when consumers have no access to charging infrastructure. We currently offer three driving modes to cover different use case scenarios for our users.

At an MSRP of RMB338,000 (approximately US$52,000), Li ONE includes over 40 premium and technology features in one standard package, which are typically only included on vehicles with an MSRP above RMB600,000 (approximately US$92,000) in China. Users only need to choose exterior and interior colors and wheel style.

•	Premium Features: Napa leather cover, seat heating, lumbar support, and massage functions for first- and second-row seats, extra leg room for third-row passengers, laminated acoustic glass, silver-plated heat insulated windshield, and tires with acoustic technology.

•	Technology Features: NOA supported by rich sensors and redundant capable hardware along with full-stack in-house developed software, four-display interactive system with advanced navigation and entertainment applications, full-coverage in-car voice control system, remote mobile control, and FOTA upgrades.

Li ONE is equipped with comprehensive active and passive safety solutions. Li ONE includes the following key safety measures:

•	Active Safety. Our ADAS includes eight key safety functions: automatic emergency braking, forward collision warning, intelligent headlight control, lane departure warning, blind spot detection, door open warning, front cross traffic alert, and rear cross traffic alert. For a discussion of key features of ADAS, see “ —Technology—Autonomous Driving.”

•	Ultra-High Strength, Heavy-Duty Steel-Aluminum Body. Li ONE uses a strong heavy-duty steel-aluminum body with the torsional stiffness of 31,000 Newton meters per degree.

•	Passenger Protection. Li ONE is equipped with seven air bags for comprehensive protection to the driver and passengers.

•	Battery Safety. The battery pack is securely sealed in a high-strength aluminum alloy casing that is waterproof and dustproof at IP67D, and is further protected by four longitudinal anti-collision beams. We have also implemented a battery management system that automatically monitors temperature, power output, and other status of the battery pack.

In January 2021, we announced the safety evaluation results for Li ONE published by the C-IASI Management Center based on crash tests. Li ONE achieved the G rating, the highest safety rating, in three out of four evaluation categories: occupant safety, pedestrian safety, and assistance safety. In the category of crashworthiness and repair economy, Li ONE received an M rating, one of the top results received by large premium SUVs. Also in January 2021, Li ONE received five-star ratings for both volatile organic compounds & vehicle odor intensity, and electromagnetic radiation in the C-AHI assessment by China Automotive Engineering Research Institute Co., Ltd. In February 2021, Li ONE achieved a five-star safety rating in the latest C-NCAP test released by China Automotive Technology and Research Center Co., Ltd. Li ONE received a weighted score of 92.2%, including 94.73% on occupant protection, 72.89% on pedestrian protection, and 100% on active safety. As of March 31, 2021, Li ONE was the only large SUV model that received top ratings under all of the C-IASI, C-AHI, and C-NCAP, according to the CIC Report.

Li ONE demonstrates distinctive strengths in the following key aspects as compared to other vehicle models in the same price range as well as competing NEV models.

•	Range. Li ONE’s BEV peers typically have an NEDC range of approximately 400 to 500 kilometers. Enabled by the EREV powertrain, Li ONE’s NEDC range of 1,080 kilometers is much longer, compared with an NEDC range of approximately 330 to 860 kilometers of other EREV peers.

•	Power Supply. Other competing NEVs generally have two energy replenishment options—fast charging and slow charging—and some NEVs can also replenish energy by battery swap. Li ONE can replenish electricity by fast charging or slow charging and replenish petrol fuel by refueling, and can operate even when users have no access to charging infrastructure, thereby completely eliminating range anxiety and addressing the challenge of inadequate charging infrastructure in China. Li ONE has a purely electrically powered range of 188 kilometers and a range powered by fuel tank of 892 kilometers, which result in an NEDC range of 1,080 kilometers in total when powered by the EREV powertrain.

•	Energy Consumption Level. Li ONE is able to achieve a fuel consumption rate of 6.05 liters per 100 kilometers, outperforming other comparable SUV models with a fuel consumption rate typically ranging from approximately 7.9 to 9.1 liters per 100 kilometers. The electricity consumption rate of 17.7 kilowatt-hours per 100 kilometers is also comparable to that of the BEV peers, which typically ranges from 16.5 to 18.3 kilowatt-hours per 100 kilometers.

•	Safety. As of March 31, 2021, Li ONE was the only large SUV that has received top ratings under all of the C-IASI, the C-AHI, and the C-NCAP, according to the CIC Report.

Currently, our Li ONE users can benefit from vehicle-related tax exemptions in China, including vehicle purchase tax and vehicle and vessel tax, and local government policies in favor of NEVs in certain cities in China, such as no quota limitations for vehicle license plate application and exemption from traffic restrictions.

Future Vehicles

In the future, we plan to develop new vehicles with new generations of EREV or BEV powertrain and smart technologies to target an even broader market. We plan to launch a full-size premium smart extended-range electric SUV in 2022 and two more SUV models in 2023. They are currently under development and will be equipped with our next-generation EREV powertrain. We are developing two platforms, Whale and Shark, for our future HPC BEVs. Starting from 2023, we plan to launch at least two new HPC BEV models each year.

Starting from 2022, all our new vehicle models will be equipped with necessary hardware compatible with Level 4 autonomous driving as a standard configuration, and we will continue to optimize our autonomous driving solutions leveraging our full-stack proprietary software development capabilities.

Platform	Powertrain	Energy Replenishment	Positioning	Autonomous Driving Hardware
X	EREV	Slow Charging	Premium SUVs	Level 4
	(next-generation)	Fast Charging		(standard configuration)
Refueling

Whale	HPC BEV	Slow Charging	Space Priority	Level 4
		Fast Charging		(standard configuration)
Ultra-Fast Charging

Shark	HPC BEV	Slow Charging	Performance Priority	Level 4
		Fast Charging		(standard configuration)
Ultra-Fast Charging

The following diagram illustrates the development roadmap with the expected time of delivery of our future EV models.

TECHNOLOGY

EREV Powertrain

We have developed our proprietary EREV technologies and applied it to our first model, Li ONE, and our 2021 Li ONE released on May 25, 2021. An EREV is purely driven by its electric motor, but its energy source and power come from both its battery pack and range extension system. Using EREV technologies, Li ONE’s energy can be replenished by slow charging, fast charging, and refueling. Because Li ONE can operate even when users have no access to charging infrastructure, it completely eliminates range anxiety for users.

Benefiting from its all-electric-driven propulsion, Li ONE offers a similarly high-quality driving experience to that of BEVs, such as smooth acceleration, and maintains equivalent NVH performance compared to other premium SUV models manufactured by the Company’s industry peers, according to the CIC Report. The overall energy consumption level of Li ONE is much lower than that of ICE vehicles in a similar class, as a result of its high energy efficiency range extension system.

Li ONE users also enjoy lower total running costs compared with ICE vehicle owners, including lower aftermarket service costs and energy consumption costs. In addition, Li ONE users can also benefit from vehicle-related tax exemptions in China and local government policies in favor of NEVs in certain cities in China, such as no quota limitations for vehicle license plate application and exemption from traffic restrictions.

With all of the foregoing, we believe that our EREV technologies will help accelerate the adoption of electric vehicles in China and contribute to China’s national initiatives to build a low-carbon-emission society. For consumers, we believe that Li ONE has a competitive advantage over ICE vehicles in terms of performance, economy, and user experience.

Li ONE’s EREV powertrain primarily consists of an electric propulsion system and a range extension system. We developed in-house the core controlling software of both systems.

•	Electric Propulsion System. The electric propulsion system consists of front and rear dual electric motors and a battery pack. Li ONE is equipped with a front electric motor with a maximum of 100 kilowatts of power and 240 Newton meters of torque, and a rear electric motor with a maximum of 145 kilowatts of power and 215 Newton meters of torque. Li ONE uses a 40.5-kilowatt hour lithium-ion battery pack, placed between the front and rear axles. An in-house developed software controls the functioning of the motors and the batteries, enabling efficient battery management, smooth shifts of driving modes, and kinetic energy recovery.

•	Range Extension System. The range extension system consists of a generator, a turbo-charged engine, and a fuel tank. It has a 1.2-liter, 3-cylinder, turbo-charged engine that can deliver a maximum of 96 kilowatts of power to propel the generator. The 100-kilowatt generator can propel the vehicle or charge the battery pack. The fuel tank has 55 liters of capacity. The range extension system consumes fuel and generates electricity. We developed in-house a control panel to manage the starting and stopping of the range extension system and to control the charge of the battery pack, and a thermal management system to achieve an optimal in-car heat allocation through optimization algorithms.

With our research and development initiatives and substantial performance testing, our proprietary EREV control strategies are optimized to balance the dynamic performance and the NVH performance in our vehicles. We are in the process of developing our second-generation EREV platform, which will utilize new technologies and enhance integration to further achieve optimized performance.

BEV Technologies and Models in Development

We are currently investing in next-generation electric vehicle technologies, which we believe will enable us to introduce leading HPC BEVs in the future. We believe that in order for the HPC BEV platform to be widely adopted, it must provide users with an extraordinary battery charging experience in terms of charging time and accessibility comparable to those of ICE vehicles. Such BEV technologies primarily include high C-rate battery pack, high-voltage platform, thermal management system, and high-power charging (HPC) network.

•	High C-Rate Battery Pack. We are applying new technologies and processes to the development of high C-rate battery cells with 4C fast charging capability. In addition, we will apply highly integrated lightweight design, high collision safety design, and efficient thermal management design in the high C-rate battery pack.

•	High-Voltage Platform. We plan to design a high-voltage platform utilizing a high power density electric powertrain system, leveraging electronic components based on third-generation wide bandgap SiC semiconductor materials and other advanced designs and technologies.

•	Thermal Management System. Our thermal management system will use carbon dioxide (CO2) as the cold medium solution and we plan to adopt advanced sealing and high-pressure resistance design and proprietary control strategies. The thermal management system is designed to further address winter heating and mileage problems of NEVs.

•	HPC Network. We are currently developing a high-performance HPC network to integrate the power storage function with charging piles and to achieve a superior charging experience.

Intelligent Systems

We design our vehicles to provide premium user experiences to families in China through smart interaction and connectivity. We believe that a smart cabin is a future trend for the automotive industry, and we are dedicated to applying smart interactive systems to provide premium in-vehicle experiences. According to the CIC Report, Li ONE is equipped with more advanced vehicle intelligent systems compared to comparable models. Our intelligent cabin initiatives feature a four-display interactive system, full-coverage in-car voice control system, and FOTA upgrades. We self-designed the core software and functions of the four-display interactive system and the full-coverage in-car voice control system, and procured components from third-party suppliers based on our specifications. In addition, we are also developing additional intelligent interactive systems that can be applied to our future vehicles.

Four-Display Interactive System

The signature four-display interactive system delivers convenient, user-friendly services to drivers and passengers via the instrument panel cluster, central information display, front passenger display, and central control panel. We use a Linux-Android Automotive dual system architecture, and the two sets of systems are connected but can still operate independently. The Linux-based system is primarily used for the vehicle driving control, and the Android Automotive-based system is primarily used for in-car entertainment and interaction, for which we developed in-house a user interface interactions between the displays. For instance, under the navigation mode, the navigation app on the central infotainment display can project the important route and traffic information to the instrument panel cluster to ensure better driving safety and convenience. We apply Android-based hibernation and activation algorithms to ensure quick activation of the four displays and their systems. We also equip Li ONE with a high-performance Qualcomm 820A chip. Li ONE is the first delivered model equipped with the four-display interactive system in the world, according to the CIC Report.

Li ONE — Four-Display Interactive System

Full-Coverage in-Car Voice Control System

We also deploy full-coverage in-car voice control system that uses four omni-directional high-sensitivity digital microphones.

This voice control system provides a comprehensive solution for in-car interaction. Passengers can check routes, make phone calls, listen to music and other audio programs, configure system settings, control the vehicle windows, and initiate other activities by talking naturally in the vehicle. The system is smart enough to respond swiftly to frequently used commands. The advanced natural language processing algorithms are able to analyze the human voice with adequate accuracy to enhance the interaction quality of the system. We developed in-house a front-end voice access platform to enable functions such as voice signal de-noising, acoustic echo cancellation, sound source location, and voice isolation and enhancement to provide better user experience.

FOTA Upgrades

Our vehicle systems are designed with extendibility through FOTA upgrades, which improve system performance and enable users to access new features. Our FOTA upgrades can also automatically roll back if there are issues during the upgrading process and retry later. Our FOTA upgrades support concurrent upgrading and driving to provide maximum flexibility to users. Through FOTA upgrades, we are able to add more features to our in-car interactive and entertainment systems, improve powertrain performance, and optimize vehicle and system control algorithms. In December 2020, we introduced our 2.0 vehicle system update for Li ONE via FOTA upgrade, which included a variety of comprehensive improvements in performance, functionalities, and user experience with respect to smart interactive systems, ADAS, and other vehicle controls and functions. Li ONE completed 11 FOTA upgrades in 2020, enhancing driving quality and energy efficiency, optimizing user interface and operating experience, and increasing in-car content offerings.

Future Intelligent Interactive Systems

In addition to the above smart interactive systems that are currently present in our vehicles, we are developing the following smart interactive systems and will apply them to provide premium in-vehicle experiences.

•	In-Vehicle Perception System. The system is built upon a series of sensors installed through three-dimensional modeling. Different passengers can access the same set of functions and features with varying experience.

•	Fusion Map. The fusion map integrates the autonomous driving map and the navigation map, which can provide users with a more refined experience with the maps. It also can seamlessly connect the autonomous driving sections and the non-autonomous driving sections.

•	Vehicle Cloud Network (Mesh). The new generation of vehicle cloud system, Mesh, enables inter-communication among the vehicle, the cloud, and the mobile application in a distributed grid. Even within an intermittent network, all terminals can maintain consistency across the board. As the communication infrastructure of the application layer, the new generation of Mesh technology greatly reduces the development complexity of software for the vehicle, the cloud, and the mobile application, and enhances software quality and user experience.

•	Integrated Vehicle Control and Computing Unit. We are developing a highly integrated vehicle control and computing unit, or XCU, to enhance vehicle hardware performance and smart vehicle control. The XCU executes cross-domain control calculations among the vehicle powertrain, chassis, central gateway, and body, while cooperating with cloud platforms and other on-board computing units to create smart vehicle control. The XCU is designed with high reliability, high real-time execution, and high data throughput capabilities.

Autonomous Driving

Li ONE is equipped with ADAS, our enhanced Level 2 autonomous driving solution. Our ADAS is optimized and adapted based on the complex road conditions in China. Our current ADAS solution includes over 10 driver assistance features, including adaptive cruise control, automatic emergency braking, automatic parking assist, forward collision warning, intelligent headlight control, lane change assist, lane departure warning, lane keep assist, and side view assist. By the second half of 2021, we will establish our full-stack proprietary software development capabilities that integrates perception, planning, and control. On May 25, 2021, we released the 2021 Li ONE equipped with NOA as a standard configuration, which will be made available to the users through OTA beginning in the thrid quarter of 2021. Supported by two Horizon Robotics Journey 3 AI acceleration processors for autonomous driving, five fifth-generation millimeter-wave radars made by Bosch, and an 8-megapixel front-view video camera boasting 4K definition, our NOA enables on and off ramp, automatic adaptive acceleration, and lane changes on certain limited access-roads, as well as Fully Automated Parking Assist (FAPA), which is vision-based automatic parking feature.

In addition, we have developed our own proprietary autonomous driving data platform to enhance users’ autonomous driving experience. The autonomous driving data platform collects driving data via a “shadow mode” in which the driving decisions and patterns of an actual human driver in various scenarios will be encrypted and uploaded to the cloud database of the autonomous driving data platform where the data will be examined and analyzed via artificial intelligence algorithms and data mining to optimize the autonomous driving system.

We strive to deliver superior Level 4 autonomous driving to users. We plan to equip our full-size premium smart extended-range electric SUV planned for 2022 with the Level 4 autonomous driving hardware as a standard configuration, including the powerful NVIDIA Orin-X SoC chipset with 508 trillion operations per second, high-definition cameras, LiDAR system, millimeter-wave radars, and safety redundant electronic architecture and chassis control system. To realize the development plan, we have continued to build up our research and development team in autonomous driving and made significant progress in recruiting senior experts and managers in the area.

In December 2020, we signed a memorandum of understanding for collaborative business engagement with NVIDIA Cooperation and its Chinese partner, Huizhou Desay SV Auto. NVIDIA Corporation is a global enterprise in the business of providing graphics processing unit (GPU) technologies with specific expertise in AI and deep learning, and Huizhou Desay SV Auto is a leading automotive electronics product supplier in China. The memorandum of understanding for collaborative business engagement lays a solid foundation for us to continue to develop Level 4 autonomous driving solutions with the technical support of NVIDIA Corporation and Huizhou Desay SV. We plan to launch our full-size extended-range premium smart SUV, with the powerful NVIDIA Orin SoC in 2022, which makes us one of the first few automakers adopting this chipset.

Meanwhile, we leverage our full-stack proprietary software development capabilities to introduce closed-loop data-driven autonomous driving solutions, and prioritize autonomous driving development based on high-frequency scenarios.

RESEARCH AND DEVELOPMENT

As an emerging automaker, we heavily rely on research and development to establish and strengthen our market position. We conduct our research and development activities relating to intelligent vehicle technologies primarily in our headquarters in Beijing, China. On May 1, 2021, our new research and development center in Shanghai, China started its operation. Our Beijing and Shanghai teams are developing electric vehicle technologies, such as next- generation powertrain system, high C-rate battery, high-voltage platform, ultra-fast charging technologies, autonomous driving technologies, next-generation intelligent cockpit, operating systems, and computing platforms. We also maintain a production engineering andtechnology center in Changzhou, Jiangsu Province, China. As of March 31, 2021, we had 1,633 employees engaging in research and development, including automotive design and engineering, intelligent systems, and autonomous driving departments.

We will strengthen our cooperation with top universities that possess industry-leading technologies such as high-voltage platforms, ultra-fast charging technologies, autonomous driving, next-generation intelligent cockpits, operating systems, and computing units, and other technologies related to our business that would allow us to enhance our intelligent vehicle technologies. Taking advantage of the establishment of our research and developments centers located in Beijing and Shanghai, we plan to recruit more top talents.

Vehicle

Our vehicle research and development team covers all areas of vehicle design, development, and production from concept to completion, including interior and exterior design, body design and engineering, electrical engineering and integration, battery engineering, powertrain technologies, vehicle integration, performance testing, and technology and patent management.

Members of our vehicle research and development team have an average industry experience of approximately ten years in their respective fields, many of whom come from leading global and domestic automakers such as Mercedes-Benz, Nissan, and SAIC Motor.

Intelligent System

Our intelligence system research and development team includes engineers with backgrounds in Internet, artificial intelligence (AI), and smart device. They support our multidisciplinary research efforts on intelligence, connectivity, user interface design, and other areas.

Autonomous Driving

We have a dedicated autonomous driving research and development team. We have implemented a comprehensive plan of developing proprietary autonomous driving technologies for our vehicles. Leveraging our capabilities in system development, algorithms, simulation, solutions development, and system integration, we plan to advance from Level 2 autonomous driving to Level 4 autonomous driving.

VEHICLE DESIGN AND ENGINEERING

We have developed significant in-house capabilities in the design and engineering of NEVs and various components and systems. Our vehicle styling team, which consists of experienced designers from reputable global automakers, has defined “halo” as the design language for our Li Auto vehicle family. We have in-house vehicle development capabilities with core competence in NEV powertrain architecture, chassis, and battery, motor, and electric control systems. In particular, we have developed substantial expertise in design, development, and manufacturing of battery management systems and vehicle control units. We utilize computer-aided engineering simulation analytics throughout our design and engineering process and conduct performance validation and reliability testing in our seven laboratories. Furthermore, our engineering and manufacturing teams work alongside our suppliers and partners in designing key components in order to achieve cost optimization throughout the research and development process and thereafter.

SALES AND MARKETING

Digitalized Sales and Marketing

We have developed our own integrated online and offline platform to interact directly with users, from sales leads to user reviews.

We bring a steady stream of sales leads through three channels: retail stores, media platforms and user word-of-mouth. We convert these leads to registered users in our Li Auto system, which consists of our official website, the Li Auto App, and our WeChat mini-program and official account. The system automatically establishes a user behavior model, records and analyzes the conversion efficiency of each user from lead to registration, and to transaction. Through our data analytics, we constantly optimize the sources of sales leads, product presentation and sales processes. At the same time, through user engagement within our online system, we encourage owners of our vehicles to voluntarily promote our vehicles, generating high-quality sales leads. As a result, a flywheel is formed, leading to higher conversion efficiency and lower user acquisition costs.

Once the user places an order, we provide the user with delivery, finance, and after-sales service through our sales and servicing network. Through accumulation of vehicle operation insights in the closed-loop process, we improve the quality and efficiency of our services, reduce personnel-related expenses and investment in stores and delivery centers, and ultimately reduce offline service costs.

Direct Sales and Servicing Network

We build and operate our own sales and distribution infrastructure and sell our vehicles directly to our users. We believe that our direct sales model not only improves economic and operational efficiency significantly, but also provides our users with superior purchasing experiences consistent with our values and brand image. We have an efficient sales and servicing network and achieved an average of over 100 vehicles delivered per store in December 2020, compared with an average of approximately 50 of our peers in China, according to the CIC Report.

As of June 30, 2021, we had 97 retail stores across major cities in China. Users visit a store for vehicle check-up, test-drive, and order placement. We locate our retail stores in selected shopping malls where our targeted users are likely to patronize, instead of central business districts or landmark buildings.

As of May 31, 2021, we had 36 delivery centers and 27 servicing centers across major cities in China. Delivery and servicing centers perform in-person delivery and maintenance and repairs, and are generally located in the suburbs with convenient transportation.

Prospective users can place orders by paying a deposit of RMB5,000, which becomes non-refundable after 24 hours, via our Li Auto App or our website. Their orders also automatically become confirmed orders after 24 hours following the deposit payment, and no additional deposits are required from the user prior to delivery. Our delivery specialists will then follow up with the users about pre-delivery matters, such as financing and home charger installations. Once the vehicles arrive at logistics centers, our delivery specialists will contact the users to arrange delivery. For users from cities without a Li Auto delivery and servicing center, we can also provide remote delivery services.

Pricing Strategies

We price our vehicles from both demand and supply perspectives with consideration of various factors. On the one hand, we take a user-oriented approach to consider the budget of our target user group and the competitive market position of our vehicles at a given price. We also take a brand- and product-oriented approach to consider the user expectation for the pricing of premium large SUVs under the current competitive landscape where we are positioned. On the other hand, we price our vehicles with reference to market dynamics and our financial performance, and consider our research and development expenses, BOM costs, manufacturing costs, and the gross profit of the vehicles that we may achieve taking into the relevant costs and expenses.

Marketing

We have been able to generate significant media coverage of our company and our vehicles. Our principal marketing goals are to build brand awareness and loyalty, generate sales leads, and integrate user input into the product development process.

We focus our marketing efforts on generating word-of-mouth referrals and creating content for marketing on new media and short-video social media platforms with the goal of increasing our product exposure and building our reputation. Our marketing content includes high-quality videos developed in-house, which elaborate on our product specifications and technologies. We also publish voluntary referrals from our users and videos created by key opinion leaders in areas across technology, travel, and maternal and infant products, all of which represent real user experiences and enhance the popularity of our vehicles. We also leverage the data-driven features of short-video social media platforms to accurately target users by marketing on leading platforms such as Douyin, and Kuaishou. The popularity, efficiency and interactive nature of short-video enable wide reach of our content marketing within a short period of time. We believe that the combination of our high-quality content and the optimization of our marketing channels, in addition to the strong word-of-mouth referrals of our users and our digitalized direct sales system, forms a virtuous cycle from content marketing to sales leads, and in turn to word-of-mouth referrals, which enables us to achieve continued brand exposure and attract high-quality potential users at relatively low marketing spending.

SERVICING AND WARRANTY

We offer a five-year or 100,000-kilometer limited warranty for new vehicles, and an eight-year or 120,000-kilometer limited warranty for battery packs, electric motors, and electric motor controllers. Currently, we also offer each initial owner extended lifetime warranty, subject to certain conditions. We also provide owners of Li ONE free roadside assistance during the warranty coverage 24 hours a day, seven days a week.

We accrue a warranty reserve for the vehicles sold, which includes the best estimates of projected costs to repair or replace vehicles under warranties. These estimates are primarily based on the estimates of the nature, frequency, and average costs of future claims. We reevaluate the adequacy of the warranty accrual on a regular basis. See “Financial Information—Critical Accounting Policies—Product Warranties.” As of March 31, 2021, our accrued warranty amounted to RMB317.7 million (US$48.5 million).

Owners can have their vehicles serviced either in our servicing centers or Li Auto- authorized body and paint shops. We had a network of 167 servicing centers and Li Auto-authorized body and paint shops covering 127 cities in China as of June 30, 2021.

Value-Added Services

We offer a suite of value-added services to serve our users’ needs and keep them engaged.

To enrich the ownership experiences of our users, we have launched our Li Plus paid membership program currently priced at RMB999 per year. Membership benefits span after-sale services, third-party in-car entertainment services, and life style components. The program currently has four categories of benefits, including paid regular servicing of the vehicle, free vehicle pick-ups and deliveries, unlimited high-speed data plan, and discounts on our service and products offerings. Currently, we also award membership points for successful referrals, which can be used to redeem merchandise in our online store. After we deliver more vehicles, collect more data, and have a better understanding of our users’ needs, we may continuously add more services into the program. Approximately half of our Li Plus paid membership was awarded along with the sales of Li ONE to users without additional charge and the remaining was redeemed by users in our online store using the customer loyalty points.

We also offer certain services embedded within the sale of vehicles, including installation of charging stalls, and vehicle internet connection services.

We cooperate with several commercial banks to facilitate auto finance for our users. We do not charge any financing service fees and are not obligated to facilitate any financing. A month prior to delivery, our delivery specialist will open the auto finance applications, if needed, and the users can complete the procedures on our Li Auto App. As the commercial banks handle the auto finance applications, our users can track the status of their applications on our Li Auto App. Users can also make payments for their purchases on the Li Auto App.

We work with auto insurance companies to facilitate our users’ purchase of a variety of auto insurance products, which can be handled by the delivery specialist assigned to each user.

MANUFACTURING, SUPPLY CHAIN, AND QUALITY CONTROL

Manufacturing

We are listed in the catalog of vehicle manufacturers of the MIIT and we manufacture Li ONE in our own Changzhou factory. The Changzhou manufacturing base covers an area of 50 hectares and has constructed shop floor space of approximately 185,000 square meters. It consists of four workshops, stamping, welding, painting, and assembly, and an office building. The current production capacity is 100,000 units per year with a utilization rate of approximately 36% in 2020. Our production capacity can be expanded to 200,000 units per year with additional machinery and production line installation in 2022. We are planning on the reconfiguration of our Changzhou factory for our new model pipeline, especially the full-size premium SUV based on the X platform to be launched in 2022.

The production in our factory is highly automated. We use linear seven-axis robots for our stamping line, which is capable of switching tooling with the press of a button and mixed production of steel and aluminum parts. In the stamping workshop, the high-speed flexible manufacturing line first produces large body panels before fully-automated, quality inspection blue-ray scanning performs 100% of the dimensional inspections on them. In the welding workshop, we achieve 100% automation for all welding spots. In the painting workshop, we use 28 painting robots that ensure consistency of coatings on the body.

Our production management related IT systems and automated production equipment work together, which significantly improve our operating efficiency. For example, screw tightening is critical component for the quality of Li ONE. There are over 1,300 tightening points on Li ONE, of which over 500 are critical. All tightening values are monitored and controlled by the systems to ensure perfect matching of torque value and angle for tightening and the vehicle model. All tightening values and data are uploaded to our manufacturing execution system for monitoring, which can be traced back for over ten years.

Supply Chain

We collaborate with over 190 suppliers for over 1,900 sourced parts to build our Li ONE. We expect to benefit from economies of scale with our production volume ramp-up. We have developed close partnership with suppliers for key parts, such as CATL for battery packs, Inovance for electric motor controllers, Saint-Gobain for windshields, and SDS for multi-mode hybrid transmissions. We consider these companies our major suppliers. We have maintained relationships with each of these major suppliers since 2019. Pursuant to our agreements with these major suppliers, we generally co-develop customized components with them and then source these components from the suppliers. We enjoy volume-based pricing discounts even though the agreements do not typically include a fixed purchase quantity. We own the IP rights for these co-developed components pursuant to the agreements.

Although we reserve the flexibility to obtain components from multiple sources whenever possible, similar to other players in our industry, we purchase many of the components from a single source, including the multi-mode hybrid transmissions from SDS, for management and operational efficiency. We have, however, pre-qualification measures to identify alternative suppliers as back-up. In light of the market condition and our precautionary measures, we believe that the use of single-source suppliers, which is customary in the industry, does not impose imminent threat to our business sustainability.

We make sourcing decisions taking into account quality, cost, and lead-time. Our supplier quality engineers are responsible for managing the production processes of suppliers to ensure that our quality standards are met. APQP (Advanced Product Quality Planning) and PPAP (Production Part Approval Process) procedures are executed with high standard. We periodically renew and update the terms of our cooperation contracts with our suppliers, including the quantity and price of the supplies, on an ongoing basis to make appropriate adjustments in accordance with historical data.

We implemented a supplier relationship management system to collaborate with our suppliers for forecasting, ordering, receipt and return of goods. Our supply management team works closely with suppliers to ensure the availability of required supply.

We closely monitor the supply of our key components, including semiconductor chips. In light of the global chip shortage following the disruptions to semiconductor manufacturers since October 2020 due to the COVID-19 pandemic and an increase in global demand for personal computers for work-from-home economies, we established a dedicated team to proactively coordinate directly with our chip suppliers to procure sufficient supply. We have entered into supply reserve arrangements with some of our suppliers, including chip suppliers, pursuant to which the suppliers agree to provide us with a safety stock inventory for the components that they provide. We have also reached understanding with many of our suppliers, including chip suppliers, to have them inform us promptly if there is an upcoming shortage of suppliers in advance. Furthermore, CIC, our industry consultant, is of the view that there are alternative suppliers of chips in the market and we have also searched for alternate chips since October 2020 and diversified our supply channels by connecting directly with suppliers of chips to anchor supplies. We have established internal mechanism to forecast the necessary level of chip supply and adjust our inventory level more frequently. Although the semiconductor chips we purchase include components from single-source suppliers, such practice is in accordance with the industry norm since it improves operational efficiency and the validation period for switching to other chips or multiple chips is usually prolonged. As of the Latest Practicable Date, we had not experienced any disruption in the manufacture of our vehicles due to a shortage in the supply of chips or any other major components. Considering the absence of any disruption in the manufacture of our vehicles, the availability of alternate chip suppliers, and our supply reserve arrangements and understanding with our chip suppliers, we believe the recent shortage of chips would not materially and adversely affect our business operation and financial performance. However, we cannot assure you that we could continue to procure sufficient supply of chips at reasonable cost. See “Risk Factors—Risks Relating to Our Business and Industry—The global shortage in the supply of semiconductor chips may disrupt our operations and adversely affect our business, results of operations, and financial condition.”

Quality Control

Benchmarking the best-in-class practices in the industry, we have developed our own quality management system spanning the full lifecycle of a vehicle, from product design to after-sale services, covering hardware, software, and service.

For Li ONE testing and validation, we have maintained over 1,700 vehicle testing measures, including over 500 critical testing measures, to ensure high quality. As of March 31, 2020, we had performed over 8.3 million kilometers of road tests including enhanced reliability test on proving grounds and vehicle durability test on roads for general users. The tests cover road environment tests under extreme working conditions such as extreme temperatures and humidity as well as high altitudes and tests of ADAS performance. We not only resolve quality issues as they emerge, but also preemptively assess and prevent issues. We studied over 1,000 issues frequently seen in market recalls and confirmed our solutions are adequate. Before the volume production of Li ONE, we conducted special inspection and prevented 19 issues that other automakers have encountered.

Effective on November 7, 2020, we voluntarily recalled 10,469 Li ONEs produced on or before June 1, 2020 to replace, free of charge, the control arm ball joint of the front suspension of these Li ONEs in accordance with the requirements by the SAMR. Li ONEs produced after June 1, 2020 are already equipped with an upgraded version of the control arm ball joint of the front suspension. As of the date of this [REDACTED], we completed 98.5% of all the replacements and are not aware of any material accidents due to any defects in the control arm ball joint of the front suspension being replaced.

VEHICLE DELIVERY

The following table sets forth our cumulative vehicle delivery data as of the end of the periods indicated.

	December 2019	March 2020	June 2020	September 2020	December 2020	March 2021	April 2021	May 2021	June 2021
Li ONE delivered(1)(2)	973	3,869	10,473	19,133	33,597	46,176	51,715	56,038	63,751

Note:

(1)	Excludes vehicles delivered for testing and other non-sales purposes.
(2)	The Li ONEs we sold during the Track Record Period were previous generation of Li ONEs with an NEDC range of 800 kilometers prior to our release of 2021 Li ONE.

In the fourth quarter of 2019, the first, second, third, and fourth quarter of 2020, the first quarter and second quarter of 2021, a total of 973, 2,896, 6,604, 8,660, 14,464, 12,579, and 17,575 Li ONEs were delivered, respectively. We expect to publish our monthly delivery data for July 2021 in early August 2021, in accordance with our usual practice. We expect to record a steady growth in the number of vehicles delivered in July 2021 and confirm there is no material adverse change in respect of our vehicle deliveries.

SEASONALITY

The sales volume of passenger vehicles typically declines over January and February, particularly around the Chinese New Year, gradually climbs over the spring and summer months, and typically culminates in the last three months of the calendar year. Our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. Also, any unusually severe weather conditions in some markets may impact demand for our vehicles.

USER PRIVACY AND DATA SECURITY

During the course of sales and marketing of our vehicles, certain personal information is directly collected by us from users based on the services the users select, and mainly includes name, email address, mobile number, ID number, and other personal information relating to the usage of our vehicles. We also directly collect users’ personal data, including transportation records and behavioral data for enhancing our autonomous driving technologies and infrastructures.

With our Surveying and Mapping Qualification Certificate, we accumulate certain data related to GPS and autonomous driving in compliance with relevant laws and regulations. We have obtained consents from our users to collect, store, and transmit data for the development of our autonomous driving system, such as location information, road conditions, and driving pattern. Our data privacy policy agreed by our users describes our data practices in the development of autonomous driving system, and we do not use any data for any purpose other than those specified in the data privacy policy with our users.

Aside from purchasing certain components, such as chipset and sensors, we are self-developing our autonomous driving system in a full-stack, closed-loop manner and we plan to do so in the foreseeable future. We store in-house all the data accumulated in developing autonomous driving technologies. Neither do we currently have any data sharing arrangement with external parties, nor does our business involve any cross-border data transfer. In particular, we have adopted and implemented strict internal protocols to ensure the security of map data we collect in the development of autonomous driving technologies in accordance with PRC laws. We do not provide any map data to or share such data with any foreign individuals and entities, or any foreign-invested enterprises established in China. We do not allow any unauthorized person to obtain such map data in the relevant technology tests and road tests. Pursuant to the PRC Law on Guarding State Secrets, the relevant authorities must mark state secrets on all the media that carry information involving state secrets, and if the information does not involve state secrets, it should not be marked as state secrets. When engaging in the aforementioned business, we did not see any state secret marks on the relevant media. To the best of our knowledge, we believe that the data we collect and store, including the map data, does not give rise to any state secret concern in any material respect. Based on the foregoing, our PRC Legal Advisor is of the opinion that our practice in the use of data complies with the relevant regulations and rules relating to state secret for our existing and future data.

With the level of intelligence and connectivity of vehicles, and our highly integrated system that interacts with the users, we place strong emphasis on data security and protection. We have adopted and implemented a strict internal control system focusing on data security and personal information protection. The privacy policies with respect to the collection, use, and disclosure of user data have been posted on the websites and mobile apps that we operate, which inform the users of the purposes, methods, and scope of collecting and using their personal information. We do not use users’ data for any purpose that has not been consented by the users or is not necessary for our provision of services to the users. We have implemented procedures to regulate our employees’ actions in relation to user data in order to protect user privacy and data security. We also have adopted a strict access control mechanism to protect user privacy while meeting business requirements. In addition, we employ a variety of technical solutions to prevent and detect risks in user privacy and data security, such as encryption and log audit. Our internal cloud data security team as well as external data security experts constantly examine and test our data security system to ensure that any vulnerability identified is fixed immediately. Our user database can only be accessed by our designated and authorized personnel after approval, whose actions are recorded and monitored constantly by our internal cloud data security team. Without due consent and authorization from users or going through compliance procedures, we will not provide personal data to our business partners. We strictly follow the terms of authorization and the scope of usage set forth in the agreements with our users when processing and analyzing their personal data, and require all of our business partners to acknowledge and sign confidentiality agreements before they receive any user data from us. All data analyzed are encrypted and de-identified in accordance with applicable laws and regulations. If any of our business partners misuses or leaks user data provided by us or cause any damage to our users or us, we are entitled to terminate the agreements with such business partner and take protective measures, such as changing encrypted passwords and disconnecting the network, and may also pursue further legal proceedings against the business partner.

During the Track Record Period and up to the Latest Practicable Date, we had not been subject to any fines or other penalties due to non-compliance with data privacy and security laws or regulations. In the opinion of our PRC Legal Advisor, all of our major subsidiaries complied in all material aspects with relevant data privacy and security laws and regulations during the Track Record Period.

INTELLECTUAL PROPERTY

We believe that we have significant capabilities in the areas of vehicle engineering, development, and design. As a result, our success depends, at least in part, on our ability to protect our core technologies and intellectual property rights. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including employee and third party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technologies. As of March 31, 2021, we had 893 issued patents and 749 pending patent applications, which lay a solid foundation for our core proprietary technologies and the development of our next generation of EREVs and HPC BEVs. As of March 31, 2021, we had 404 registered trademarks, and 25 pending trademark applications in China. As of March 31, 2021, we also held or otherwise had the legal right to use 46 registered copyrights for software or work of art and 64 registered domain names, including lixiang.com. We intend to continue to file additional patent applications with respect to our technologies.

We protect our core technologies and proprietary rights vigorously. Mr. Wang Kai, our chief technology officer, is responsible for providing overall leadership in advanced technology research and development, including in the development and protection of our proprietary software and hardware. Led by Mr. Wang Kai, we have implemented an internal protocol to protect our proprietary rights. Our intellectual property rights protection team consists of our employees in various departments, who are responsible for coordinating intellectual property mining and strategy, timely registration of intellectual property, and other intellectual property protection matters. We enter into a nondisclosure agreement and a noncompetition agreement with each of our employees to protect our intellectual properties, business secrets, and know-how. We and our employees explicitly agree that any intellectual property developed during the course of employment belongs to us, and such non-disclosure obligation survives termination of employment. We reward employees who have made outstanding intellectual property contribution to motivate employees to develop more intellectual properties. In addition, all agreements between us and our business partners provide for our ownership of our intellectual property to prevent and protect our intellectual property from infringement. We closely monitor any attempts by others to register the same or similar intellectual property as ours and raise objections or take other measures to response in time, to protect our intellectual properties from misuse by others and protect ourselves from infringement of the intellectual property rights of third parties.

During the Track Record Period, our measures to protect our intellectual property had been effective, and we did not find any material breaches of our intellectual property rights. For various risk relating to our intellectual property rights, see “Risk Factors—Risks Relating to Our Business and Industry—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.”

COMPETITION

The China automotive market is highly competitive and we expect that it will become even more competitive in the future. We believe that our vehicles compete with premium vehicles regardless of powertrain technologies. We believe the primary competitive factors in our markets are: technological innovation, product quality and safety, product pricing, sales efficiency, manufacturing efficiency, branding, and design and styling. We believe that positive factors pertaining to our competitive position include precise consumer targeting and product defining capabilities, innovative designs and technologies, manufacturing cost management, distribution cost management, and general management efficiency as a company. See “Risk Factors—Risks Relating to Our Business and Industry—We may not be successful in the highly competitive China automotive market.” for risks related to competition in our industry.

CUSTOMERS AND SUPPLIERS

During the Track Record Period, our customers primarily include individual vehicle purchasers. We have a broad base of customers, and we do not believe that we have customer concentration risks. Our top five customers accounted for less than 1% of our total revenues for each of the years ended December 31, 2019 and 2020, respectively. Our top five suppliers accounted for 30%, 16%, and 32% of our purchases for each of the years ended December 31, 2018, 2019, and 2020, respectively.

As of the Latest Practicable Date, based on publicly available information, none of our directors or their close associates (as defined in the Hong Kong Listing Rules), our controlling shareholder, held a 5% or more shareholding interest in our top five suppliers.

EMPLOYEES

As of December 31, 2018, 2019, and 2020 and March 31, 2021 we had 1,593, 2,628, 4,181, and 4,900 employees, respectively. All of our employees are based in China.

The following table sets forth the number of our employees by function as of March 31, 2021.

Function	Number of Employees	Percentage
Research and Development	1,633	33.3%
Production	841	17.2%
Sales and Marketing	2,166	44.2%
General and Administrative Support	260	5.3%

Total	4,900	100.0%

Our success depends on our ability to attract, retain, and motivate qualified employees. We offer employees competitive salaries, performance-based cash bonuses and equity-based incentives, comprehensive training and development programs, and other fringe benefits and incentives. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes or work stoppages. No collective bargaining agreement has been put in place.

As required by regulations in China, we participate in various government statutory employee benefit plans, including social insurance funds, namely, medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, and pension benefits, as well as a housing provident fund. We are required under PRC law to contribute to employee benefit plans at specified percentages of the salaries, bonuses, and certain allowances of our employees up to a maximum amount specified by the local government from time to time.

We enter into standard labor contracts with our employees. We also enter into standard confidentiality agreements with all of our employees.

As of the Latest Practicable Date, we do not have any early sale arrangement of our vehicles to our employees.

INSURANCE

We maintain various insurance policies to safeguard against risks and unexpected events. We maintain property insurance, machinery breakdown insurance, public liability insurance, commercial general liability insurance, employer ’s liability insurance, driver ’s liability insurance, and inland transit insurance, which we believe is in line with those of other companies in the same industry of similar size in China. In addition to providing social security insurance for our employees as required by PRC law, we also provide supplemental commercial medical insurance for our employees. We do not maintain business interruption insurance or key-man insurance. We believe that our insurance coverage is adequate to cover our key assets, facilities, and liabilities.

FACILITIES AND PROPERTIES

We are headquartered in Beijing, China. Currently, we own land use rights with respect to one parcel of land in Changzhou, Jiangsu Province, China of approximately 185,000 square meters and the ownership with respect to the plants thereon for the term ending on September 11, 2068 and January 23, 2069, respectively.

We have also leased a number of our facilities. The relevant lease agreements expire between 2021 and 2035. The following table sets forth the location, approximate size, primary use, and lease term of our major leased facilities as of March 31, 2021:

Location	Approximate Size (Building) in Square Meters	Primary Use	Lease Term	Expire Date
Beijing	59,954	Headquarters, office, research and development	15 years	August 2035
Beijing	4,332	Office	2 years to 5 years	August 2021 to January 2023
Beijing, Chengdu, Guangzhou, Shanghai, Wuhan, Hangzhou, Shenzhen, Chongqing, Haikou, Jinan, Xi’an, Guiyang, Harbin, Hefei, Nanchang, Nanning, Ningbo, Qingdao, Xiamen, Shenyang, Shijiazhuang, Suzhou, Tianjin, Wenzhou, Changsha, Zhengzhou, Dalian, Dongguan, Foshan, Fuzhou, Hohhot, Huizhou, Kunming, Lanzhou, Linyi, Nanjing, Nantong, Quanzhou, Taizhou, Taiyuan, Tangshan, Urumqi, Weifang, Wuxi, Xining, Yantai, Yinchuan, Yiwu, Zhongshan, Zibo, Anshan, Changchun, Changzhou, Dongying, Ganzhou, Longyan, Nanchong, Qinhuangdao, Shantou, and Xiangyang	98,828	Retail stores, delivery centers, and servicing centers	6 months to 8 years	September 2024 to December 2028
Changzhou, Chongqing, and Beijing	202,573	Vehicle manufacturing, engineering, and design services	3 years and 2 months to 15 years	December 2022 to August 2032

We have a contractual option to purchase the leased property for the manufacturing facility in Changzhou at the construction cost before the expiration date of the lease or re-negotiate the lease if we fail to purchase the property. For various risk relating to our manufacturing facility in Changzhou, see “Risk Factors—Risks Relating to Our Business and Industry—The expansion of our existing Changzhou manufacturing facility may be subject to delays, disruptions, cost overruns, or may not produce expected benefits.” Our PRC Legal Advisor advised us that there is no material legal impediment to renewing the lease agreements as set out above.

HEALTH, WORK SAFETY, SOCIAL, AND ENVIRONMENTAL MATTERS

We are subject to numerous environmental, health and safety laws and regulations, including those governing our manufacturing and engineering facilities. For a discussion on PRC laws and regulations on environmental protection and work safety, see “Regulations—Regulations on Environmental Protection and Work Safety.” During the Track Record Period and up to the Latest Practicable Date, we had not been subject to any material fines or other penalties due to non-compliance with health, work safety, social, or environmental regulations.

Environmental Protection

We recognize the importance of contributing to sustainable development for the benefit of our society and environment. With this in mind, we strive to minimize the impact of our operations on the environment and promote sustainability and environmental awareness at all levels of our organization. As a responsible citizen enterprise, we recognize our role in combating the global challenge of climate change and introduce carbon mitigating measures during our operations. We encourage our employees to pursue paperless office and will continue to explore ways to further improve energy efficiency. We employ internal environmental protection and procedures to help minimize the use of hazardous materials, energy, and other natural resources, and to minimize the generation of waste. In addition, we implement various environmental protection measures to manage our construction and manufacturing processes, including installation of wastewater treatment plant, dust and smoke purification system, and water curtain paint booth filtration system to appropriately dispose of manufacturing waste. We also inform suppliers of our environmental protection requirements to give guidance to our supply base on the standards and practices that we expect. We always select the contractors with the corresponding qualification environment certificate and the agreements between us and our contractors include certain clauses relating to environmental protection, including abiding by the relevant regulations of the company in environmental management and timely disposal of construction waste.

Our continued development and delivery of high-quality automobiles are and will be subject to risks with respect to non-compliance with environmental regulations. Additionally, we cannot guarantee our suppliers’ compliance with ethical business practices and the environmental responsibilities. A lack of demonstrated compliance could lead us to seek alternative suppliers, which could increase our costs and results in delayed delivery of our vehicles, supply shortages, or other disruptions of our operations. Any of the foregoing could materially and adversely affect our business, financial condition, and results of operations. The identification, assessment, and management of environmental-related risks are mainly carried out through simultaneous assessment of environmental impact of construction projects, safety risk assessment of environmental protection facilities, and routine inspection and environmental emergency plan. We set an environmental target for our Changzhou manufacturing facility with the aspiration to have zero environmental issue with indicators including pollutant discharge standards for waste water, waste gas, and waste disposals.

Li ONE meets the emission standard of “Stage VI-b” in China, which is stricter than the emission standards of Euro 6 and US SULEV. While BEVs do not typically generate any emission, Li ONE, as an EREV, still generates minimal level of emission. On the contrary, ICE vehicles, including those meeting the strict Stage VI-b emission standard in China, typically generate higher emission than BEVs and EREV in their lifecycle. The emission standards for vehicles produced in different areas across the world are varied, and the following comparison table sets forth the emission standards for selected peer BEVs and ICE vehicles and the respective maximum level of pollutants allowed under each standard.

Major Emission Standards and Representative Vehicles

Model	Energy type	Emission standard	CO	THC	NMHC	Nox	HC+Nox	PM	NMOG+Nox	HCHO	N 2O	PN/km

	(mg/km)
Li ONE	EREV	China Stage VI-b	500	50	35	35	N/A	3	N/A	N/A	3	6.0*10[11]
SERES SF5	EREV	China Stage VI-b	500	50	35	35	N/A	3	N/A	N/A	3	6.0*10[11]
Voyah Free	EREV	China Stage VI-b	500	50	35	35	N/A	3	N/A	N/A	3	6.0*10[11]
Tesla Model X	BEV	US ZEV	0	N/A	N/A	N/A	N/A	0	0	0	N/A	N/A
NIO ES8	BEV	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
BMW X5 30i	ICE	Euro 4	1,000	100	N/A	80	N/A	N/A	N/A	N/A	N/A	N/A
Mercedes-Benz GLE350	ICE	Euro 6	1,000	100	68	60	N/A	5	N/A	N/A	N/A	N/A
Toyota Highlander 2.0T	ICE	US SULEV	620	N/A	N/A	N/A	N/A	62	186	2.48	N/A	N/A
Volkswagen Teramont 380TSI	ICE	Euro 5	1,000	100	68	60	N/A	5	N/A	N/A	N/A	N/A

Source: CIC

Corporate Social Responsibility

We believe our continued growth rests on integrating social values into our business, starting with operating with integrity in all we do and extending to serving the community at large in China. We have been committed to sustainable corporate responsibility projects since the inception of our operations.

Occupational Health and Safety

We are subject to various PRC laws and regulations in respect of occupational health and safety. We are committed to complying with PRC regulatory requirements, preventing and reducing hazards and risks associated with our operation, and ensuring the health and safety of our employees and surrounding communities. To ensure compliance with applicable laws and regulations, from time to time, our human resources department would, if necessary and with proper legal consultation, adjust our human resources policies to accommodate material changes to relevant labor and safety laws and regulations. We have adopted and maintained a series of policies and measures to maintain a safe environment for our employees, including, among others, safety incident management policy, occupational hazard monitoring and management policy. In addition, we have adopted relevant measures to ensure the health of our employees and hygiene of our work environment. We are endeavored to provide a safe work environment in light of the COVID-19 pandemic, including procurement of epidemic prevention materials and release of work-from-home plan and work resumption plan.

COVID-19 Relief Efforts

We have established various corporate social responsibility initiatives to comprehensively give back to the communities and to create value for the society. In the fight against the COVID-19 pandemic in China, we have done our utmost to help people in Wuhan Province and throughout China during the most difficult times. In January 2020, we donated RMB2,000,000 to Wuhan Charity Federation. Our sales and servicing team in Wuhan Province actively participated in the campaign to pick up frontline medical staff using our Li ONEs from and to several hospitals to contribute to the fight against the COVID-19 pandemic. Our outstanding contribution to the COVID-19 prevention and control were recognized by Wuhan Charity Federation in December 2020. In January 2021, we also donated RMB1,000,000 to red-cross society of Shijiazhuang, Hebei Province, for its prevention and control of the COVID-19 pandemic.

Relief Efforts for the Floods in Henan Province

In July 2021, certain areas in Henan Province, China was hit by a heavy rainfall which was extremely rare and experienced widespread flooding. To support the disaster relief efforts in Henan Province, we donated RMB10,000,000 to the China Charity Federation of Henan Province. We also coordinated for towing resources nearby and offered free maintenance and inspection services for the Li ONEs affected in the floods.

LEGAL PROCEEDINGS AND COMPLIANCE

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings and we were not involved in any material legal proceedings and litigations during the Track Record Period and up to the Latest Practicable Date.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Risk Factors—Risks Relating to Our Business and Industry—We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations, and financial condition.” and “Risk Factors—Risks Relating to Our Business and Industry—We are or may be subject to risks associated with strategic alliances or acquisitions.”

Compliance

During the Track Record Period and up to the Latest Practicable Date, we had not been and were not involved in any material non-compliance incidents that have led to fines, enforcement actions, or other penalties that could, individually or in the aggregate, have a material adverse effect on our business, financial condition, and results of operations.

RISK MANAGEMENT AND INTERNAL CONTROL

We have adopted and implemented comprehensive risk management policies in various aspects of our business operations such as financial reporting, information system, internal control, human resources, and investment management.

Financial Reporting Risk Management

We have in place a set of accounting policies in connection with our financial reporting risk management. We have various procedures in place to implement accounting policies, and our financial department reviews our management accounts based on such procedures.

Information System Risk Management

We have implemented relevant internal procedures and controls to ensure that user data is protected, and that leakage and loss of such data is avoided. During the Track Record Period and up to the Latest Practicable Date, we did not experience any material information leakage or loss of user data. We provide regular training to our information technology team and discuss any issues or necessary updates.

Human Resources Risk Management

We provide regular and specialized training tailored to the needs of our employees in different departments. Through these trainings, we ensure that our staff ’s skill sets remain up-to-date and enable them to discover and meet our users’ needs. We have in place an employee handbook approved by our management and distributed to all our employees, which contains internal rules and guidelines regarding best commercial practice, work ethics, fraud prevention mechanism, negligence, and corruption.

We have in place an anti-bribery and anti-corruption policy to safeguard against any corruption within our Company. The policy explains potential bribery and corruption conducts and our anti-bribery and anti-corruption measures. Improper payments prohibited by the policy include bribes, kickbacks, excessive gifts or facilitation payment, or any other payment made or offered to obtain an undue business advantage. We keep accurate books and records that reflect the substance of transactions and asset dispositions in reasonable detail. We specifically require that the employees submit all reimbursement requests related to entertainment related fee or gifts presented to third parties on behalf of the company in accordance with our expense expenditure policy, and specifically record the reason for the expenditure. These expenses should be recorded in the financial system and marked as promotional gift expenses or entertainment expenses as appropriate. Any entertainment expenses exceeding RMB800 per person and any expenses incurred for entertainment not related to business meetings must be approved in advance by our compliance officer. We will not approve the transactions or payment if the books and records do not reflect the substance of transactions. We also require that the payment must not be used for any purpose other than those described in the supporting document. Misleading or incomplete entries in our books and records are not acceptable. The payment made in violation of the expense approval process, cash management system, or reimbursement system is strictly prohibited. Our compliance department is responsible for investigating the reported incidents and taking appropriate measures as necessary. We conduct background check procedures before hiring any third party and ensure that the hiring procedure is implemented fully in accordance with the anti-bribery and anti-corruption policies. We also have regular trainings for employees regarding anti-bribery and anti-corruption policies to facilitate better implementation.

Investment Risk Management

We invest in or acquire businesses that are complementary to our business, such as businesses that can expand the services we offer and strengthen our research and development capabilities. In general, we intend to hold our investments for the long term. In order to protect our interests as shareholders and control the potential risks associated with our investments, we generally request our investee companies to grant us customary investor protective rights.

In our investment projects, our capital market department sources investment projects in accordance with our investment strategy and preliminarily assesses the risks and potential of the investment projects. We employ different levels of approval and due diligence mechanisms corresponding to the specific circumstances involved in an investment project. Our finance and legal departments cooperate with capital market department on deal evaluation, structuring, analysis, communication, execution, risk control, reporting, and post-investment risk management. In addition, our capital market department monitors the deal performance on a regular basis. Any material factors will be timely reported to our investment committee, which consists of several members from our senior management team who have extensive experiences in the industry, for further decision.

Audit Committee Experience and Qualification and Board Oversight

We have established an audit committee to monitor the implementation of our risk management policies across our Company on an ongoing basis to ensure that our internal control system is effective in identifying, managing, and mitigating risks involved in our business operations. The audit committee consists of three members, namely Hongqiang Zhao, Xing Xiao, and Zhenyu Jiang. Hongqiang Zhao, Xing Xiao, and Zhenyu Jiang are independent directors. For the professional qualifications and experiences of the members of our audit committee, see “Directors and Senior Management—Directors.”

We also maintain an internal audit department that is responsible for reviewing the effectiveness of internal controls and reporting to the audit committee on any issues identified. Our internal audit department members hold regular meetings to discuss any internal control issues we face and the corresponding measures to implement toward resolving such issues. The internal audit department reports to the audit committee to ensure that any major issues identified thus are channeled to the committee on a timely basis. The audit committee then discusses the issues and reports to the board of directors if necessary.

Internal Control

Our Directors are responsible for formulating and overseeing the implementation of our internal control measures and the effectiveness of our quality management system.

We have engaged an internal control consultant to review the effectiveness of our internal controls associated with our business processes, or the Internal Control Review, identify deficiencies and improvement opportunities, provide recommendations on remedial actions, and review the implementation status of these remedial actions. The Internal Control Review covered areas such as entity level controls, revenue and receivables, inventory management, procurement to pay, production management, fixed assets management, treasury management, human resources, financial reporting, tax management, information technology, research and development expense management, and insurance.

Prior to our listing on the Nasdaq Global Select Market in July 2020, we had been a private company with insufficient accounting personnel and other resources with which to address our internal control. Our management has not completed an assessment of the effectiveness of our internal control and procedures over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting as of and for the year ended December 31, 2020. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2018 and 2019, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2019. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate professional qualification and knowledge of U.S. GAAP to handle non-recurring and complex transactions and review disclosures in our consolidated financial statements in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

We have implemented a number of measures to address the material weakness, including: (i) we have hired additional qualified financial and accounting staff with working experience with U.S. GAAP and SEC reporting requirements; (ii) we have established clear roles and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues; (iii) we have clarified reporting requirements and established effective oversight to address complex and non-recurring transactions and related accounting issues; (iv) we have developed and implemented a comprehensive and effective period-end closing process, especially for complex and non-recurring transactions to ensure financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements; (v) we have established an internal audit team to enhance internal controls and assess the design and effectiveness of our internal controls; and (vi) we are conducting regular U.S. GAAP accounting and financial reporting training programs for accounting and financial reporting personnel. We also intend to hire additional resources to strengthen the financial reporting function. We will continue to implement measures to remediate the material weakness.

Although the aforementioned remediation measures were implemented, these measures will require validation and testing of the operating effectiveness of internal controls over a sustained period of financial reporting cycles. As a result, the previously identified material weakness still existed as of December 31, 2020.

In anticipation of the Listing, we have engaged an internal control consultant to conduct the Internal Control Review and a follow-up review of the effectiveness of our internal controls associated with our business processes from February to April 2021. The Internal Control Review and the follow-up review performed by the internal control consultant constituted a Long Form Report engagement pursuant to the relevant technical bullets in AATB1 issued by the Hong Kong Institute of Certified Public Accountants. The scope of the Internal Control Review was agreed among our Directors, the Joint Sponsors, and the internal control consultant. The selected areas of the Internal Control Review included entity-level controls, which covered the controls relating to the financial reporting competencies, and business process controls, which covered the financial reporting process. As a result of the Internal Control Review, we identified certain areas that require improvements. We have subsequently taken remedial measures in response to the findings identified and recommendations provided by our internal control consultant. The internal control consultant also performed a follow-up review on our system of internal controls in April 2021, with regard to the remedial actions taken by us to address the findings of the Internal Control Review. Having completed these follow-up procedures, the internal control consultant did not identify any material deficiencies in our internal control system. The internal control consultant did not have any further recommendations in respect of the Internal Control Review.

As of the Latest Practicable Date, there were no material outstanding issues relating to our internal control. Based on the remediation actions performed by the Directors, our Directors are of the view that the enhanced internal control measures are adequate and effective. In order to assess the remediation actions taken by the Company, the Joint Sponsors have conducted relevant due diligence work, including, among others, (i) discussing with the management of the Company to understand the remediation actions taken by the Company to address the deficiencies identified by the internal control consultant; (ii) obtaining and reviewing the internal control report issued by the internal control consultant; (iii) discussing with the internal control consultant to understand the scope of the internal control review, the nature of any findings relating to the financial reporting of the Company, and the enhanced internal control measures taken by the Company to rectify the material deficiencies identified in the internal control review; (iv) discussing with the Reporting Accountant to understand the nature of the material weakness under the PCAOB auditing standards; and (v) obtaining and reviewing the supporting documents in relation to the enhanced measures, including, but not limited to, a list of relevant employees in the Company’s financial and accounting departments (including their name, experience, qualifications, and roles and responsibilities in the Company), the Company’s financial reporting personnel’s training records in relation to accounting and financial reporting, and the relevant internal policies and procedures adopted by the Company. Although the Joint Sponsors are not internal control experts, having considered the work done by the Company and the internal control consultant and the relevant due diligence conducted by the Joint Sponsors, as well as the difference between “material deficiencies” under AATB1 and “material weakness” under the PCAOB auditing standards, the Joint Sponsors believe that the Directors’ view that the measures adopted for enhancing the Company’s internal control over financial reporting are adequate and effective is reasonable.

LICENSES AND PERMITS

Our PRC Legal Advisor has advised that as of the Latest Practicable Date, we had obtained all requisite licenses, permits, approvals, and certificates from the relevant government authorities that are material for the business operations of our major subsidiaries and major Consolidated Affiliated Entities. Chongqing Lixiang Automobile Co,. Ltd. is listed in the Motor Vehicle Manufactures and Products (Batch No. 326) issued by the MIIT on December 6, 2019. The following table sets forth details of the material licenses and permits obtained by our major subsidiaries and major Consolidated Affiliated Entities. We renew our permits and licenses from time to time to comply with the relevant laws and regulations. Our PRC Legal Advisor advised us that there is no material legal impediment to renewing all the following permits or licenses.

License/Permit	Holder	Issuing Authority	Grant Dates	Expiration Date
Surveying and Mapping Qualification Certificate (測繪資質證書)	Beijing CHJ Information Technology Co., Ltd.(北京車和家信息技術有限公司)	Beijing Municipal Commission of Planning and Natural Resources (北京市規 劃和自然資源委員會)	December 10, 2019	December 31, 2021
Radio Transmission Equipment Type Approval Certificate (無線電發射設備型號核准證)	Beijing CHJ Information Technology Co., Ltd.(北京車和家信息技術有限公司)	PRC Ministry of Industry and Information Technology (中華人民共和國工業和信息化部)	July 29, 2020	July 28, 2025
PRC Customs Declaration Enterprise Registration Certificate (中華人民共和國海關報關單位註冊登記證書	Beijing CHJ Information Technology Co., Ltd.(北京車和家信息技術有限公司)	Beijing Customs District of PRC General Administration Customs (中華人民共和國北京海關)	March 5, 2018	/
PRC Customs Declaration Enterprise Registration Certificate (中華人民共和國海關報關單位註冊登記證書)	Jiangsu Xindian Interactive Sales and Services Co., Ltd. (江蘇心電互動汽車銷售服務有限公司)	Wujin Office of Changzhou Customs (常州海關駐武進辦事 處)	December 20, 2017	/
PRC Customs Declaration Enterprise Registration Certificate (中華人民共和國海關報關單位註冊登記證書)	Jiangsu Chehejia Automobile Co., Ltd. (江蘇心電互動汽車銷售服務有限公司)	Wujin Office of Changzhou Customs (常州海關駐武進辦事 處)	May 15, 2018	/
License for Production and Operation of Radio and TV Programs (廣播電視節目製作經 營許可證)	Beijing Chelixing Information Technology Co., Ltd. (北京車勵行信息技術有限公司)	Beijing Municipal Radio and Television Bureau (北京市廣播 電視局)	January 12, 2021	January 12, 2023
Internet Culture Operating License (網絡文化經營許可證)	Beijing Chelixing Information Technology Co., Ltd. (北京車勵行信息技術有限公司)	Beijing Municipal Bureau of Culture and Tourism (北京市文化和旅遊局)	January 15, 2021	December 10,2022
Value-Added Telecommunication Business Operation License (增值電信業務經營許可證)	Beijing Chelixing Information Technology Co., Ltd. (北京車勵行信息技術有限公司)	Beijing Communications Administration Bureau (北京市通信管理局)	May 29,2019	May 29,2024

License/Permit	Holder	Issuing Authority	Grant Dates	Expiration Date
Value-Added Telecommunication Business Operation License (增值電信業務經營許可證)	Beijing Chelixing Information Technology Co., Ltd.(北京車勵行信息技術有限公司)	PRC Ministry of Industry and Information Technology (中華人民共和國海關報關單位註冊登記證書)	December 3,2019	December 3,2024
Pollutant Discharge License(排污許可證)	Chongqing Lixiang Automobile Co., Ltd. (重慶理想汽車有限公 司)	Changzhou Ecology and Environment Bureau (常州生態環境局)	December 23,2019	December 22,2022
PRC Customs Declaration Enterprise Registration Certificate (中華人民共和國海關報關單位註冊登記證書)	Chongqing Lixiang Automobile Co., Ltd. (重慶理想汽車有限公 司)	Cuntan Port Office of PRC Customs (中華 人民共和國寸灘水港 海關)	September 17,2020	/

AWARDS AND RECOGNITION

During the Track Record Period, we have received recognition for the quality and popularity of our products and services. Some of the significant awards and recognition that we or our senior management have received are set forth below.

Award/Recognition	Award Year	Awarding Institution/Authority
50 Smartest Companies in China (中國50家聰明公司)	2020	MIT Technology Review
Top 50 – Most Valuable China Concept Stock (中概股最具投資價值獎50強)	2020	Caijing & Tiger Brokers
Global Innovativeness Review –New Energy Vehicle (全球創新評選–新能源汽 車)	2020	TMT Post
Innovator of the Year (年度創新產品獎)	2020	NetEase & ECI Awards
Future Star of the 21st Century –Fast-growing Emerging Enterprise(21未來之星–最具成長性新興企業)	2018	iCEO
Unicorn of the Automobile Transportation Industry (汽車交通行業獨角獸)	2018	The Founder
Top 50 – Most Valuable Enterprise in China (中國最具投資價值企業50強)	2018	Zero2IPO Group

CONTRACTUAL ARRANGEMENTS

The following section sets forth updated and supplemental information concerning our contractual arrangements since the filing of our 2020 Form 20-F.

PRC LAWS AND REGULATIONS RELATING TO FOREIGN OWNERSHIP RESTRICTIONS

Foreign investment activities in the PRC are mainly governed by the Special Administrative Measures (Negative List) for the Access of Foreign Investment (the “Negative List”) and the Catalog of Industries for Encouraging Foreign Investment (the “Encouraging Catalog”), which were promulgated and are amended from time to time jointly by the MOFCOM and the NDRC. The Negative List and the Encouraging Catalog divides industries into three categories in terms of foreign investment, namely, “encouraged”, “restricted” and “prohibited.” Industries not listed under the Negative List and the Encouraging Catalog are generally deemed as falling into a fourth category “permitted.” The currently effective Negative List is the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2020 Version) (the “2020 Negative List”), which became effective on July 23, 2020. As advised by our PRC Legal Advisor, a summary of our businesses/operations that are subject to foreign investment restriction or prohibition in accordance with the 2020 Negative List and other applicable PRC laws is set out below (the “Relevant Businesses”):

Categories	Our business/operations

“Restricted”

Vehicle manufacturing	According to the 2020 Negative List, the shareholding percentage of foreign investors in companies engaged in whole vehicle manufacturing, other than the manufacturing of special purpose vehicles, new energy vehicles (“NEVs”) and commercial vehicles, shall not exceed 50%. The 2020 Negative List also provides that the said restriction on foreign ownership in whole vehicle manufacturing will be fully lifted in 2022.

The Company manufactures its vehicles in the PRC in-house through its Consolidated Affiliated Entity, Chongqing Lixiang, whose equity interest is held as to 50% by Beijing Xingluwuyou Automobile Technology Co., Ltd. (an indirect wholly-owned subsidiary of our Company) and as to 50% by Beijing CHJ, one of the VIEs. Pursuant to the Administrative Rules on the Admission of New Energy Vehicle Manufacturers and Products (《新能源汽車生產企業及產品 准入管理規定》) (the “NEV Manufacturing Provisions”) issued by the MIIT on January 6, 2017 and amended on July 24, 2020 and other related PRC laws, a company that manufactures internal combustion engine vehicles (“ICE vehicles”) is eligible to manufacture NEVs, provided that it meets certain conditions set forth in the NEV Manufacturing Provisions. Chongqing Lixiang is qualified to manufacture ICE vehicles in the PRC, as it has been listed in the catalog of Motor Vehicle Manufacturers and Products issued by the MIIT. Chongqing Lixiang is also qualified to manufacture NEVs in the PRC pursuant to the NEV Manufacturing Provisions and other applicable PRC laws.

Categories	Our business/operations

As Chongqing Lixiang’s ability to manufacture ICE vehicles is a precondition for its qualification to manufacture NEVs, Chongqing Lixiang is considered as an ICE vehicles manufacturer under the applicable PRC laws and regulations. The 2020 Negative List therefore applies to restrict foreign ownership in Chongqing Lixiang to a maximum of 50%.

Value-added telecommunication services	According to the 2020 Negative List, provision of commercial internet information services is a “restricted” business and the shareholding percentage of a foreign investor in companies engaged in commercial internet information services shall not exceed 50%. Article 10 of the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (the “FITE Regulations”) further provides that a major foreign investor that invests in a value-added telecom business in the PRC must possess prior experience in, and a proven track record of good performance of, operating value-added telecom businesses overseas (the “Qualification Requirements”). Foreign investors that meet these requirements must obtain approvals from the MIIT which retain discretion in granting such approvals.

Beijing CLX, a Consolidated Affiliated Entity of the Company and a wholly-owned subsidiary of Beijing CHJ, one of the VIEs, operates the official website and the Li Auto App of the Company, through which the Company provides certain paid membership and other paid premium services to the owners of the vehicles manufactured by the Company. The said paid services constitute commercial value-added telecom business under the applicable PRC laws and thus a value-added telecommunication business operation license (增值電信業務經營許可證) (the “ICP License”) is required. The offer of paid membership and other paid premium services is conducted through and embedded in the Company’s official website and the Li Auto App and therefore is inseparable from the operation of the website and the App.

“Prohibited”

On-ground mobile surveying	Research and development in vehicle-related technologies is one of the Group’s core business activities. The Group’s research in autonomous driving requires a Surveying and Mapping Qualification Certificate (測繪資質證書), Category B (geographic information system engineering), which covers, among other things, on-ground mobile surveying. According to the 2020 Negative List, foreign investment in companies carrying out, among other things, on-ground mobile surveying, is prohibited.

Categories	Our business/operations

To comply with PRC laws and regulations, our Company conducts its research and development in autonomous driving through one of the VIEs, Beijing CHJ, which holds a Surveying and Mapping Qualification Certificate, Category B.

While research and development activities of autonomous driving system are not strictly subject to foreign investment restrictions, it is not possible for us to separate research and development work involving on-ground mobile surveying in autonomous driving from other research and development activities which are also conducted by Beijing CHJ. The research and development in autonomous driving necessarily depends on information, technologies, intellectual property rights and human resources and knowhows from the research and development in the our car models and other technologies. We also organise our research and development staff and equipment and facilities as well as relevant intellectual property rights and collaboration contracts under Beijing CHJ. Beijing CHJ operates our research and development centre which works as one unit and its sub- functions or individual research projects are inseparable from each other.

Radio and television production and operation	Under the 2020 Negative List, radio and television program production is “prohibited” business for which foreign investment is not permitted.

Beijing CLX creates and publishes video contents through the Company’s official website, the Li Auto App and its WeChat mini program (微信小程序) for marketing and promotion purposes. The production of video contents constitutes radio and television production and operation, under applicable laws and regulations of China. Therefore, Beijing CLX needs to hold, and has obtained a License for Production and Operation of Radio and TV Programs.

Operation of commercial internet culture activities	Under the 2020 Negative List, operation of commercial internet culture activities is “prohibited” business for which foreign investment is not permitted.

Categories	Our business/operations

Beijing CLX creates video contents (requiring a License for Production and Operation of Radio and TV Programs discussed above) and publishes such video contents on the Company’s official website, Li Auto App and WeChat mini program. To have the abovesaid video contents published on the Company’s official website and the Li Auto App, the Company is required to obtain the Internet Culture Operating License. Beijing CLX, being the operator of the Company’s official website and the Li Auto App, has obtained the Internet Culture Operating License.

As the video creation work is naturally done together with the publication of the video contents, and the Internet Culture Operating License is attached to the Company’s official website and the web address of the Li Auto App, the creation and publication of video content is inseparable from each other and from the operation of the Company’s official website and the Li Auto App. Further, as set out above, the offer of paid membership and other paid premium services is conducted through and embedded in the Company’s official website and the Li Auto App and therefore is inseparable from the operation of the website and the App. Beijing CLX, being the entity licensed with the ICP License, the License for Production and Operation of Radio and TV Programs and the Internet Culture Operating License, carries out these said workstreams.

NEV manufacturing qualification regime in the PRC

To establish a new pure electric passenger vehicle enterprise in the PRC, the applicant would need to meet the following conditions:

(a)	complete the filing regarding the investment project of new pure electric passenger vehicle production enterprises with the NDRC at provincial level in accordance with the Provisions on Administration of Investment in Automotive Industry (《汽車產業 投資管理規定》) (the “Investment Provisions”) promulgated by the NDRC on December 10, 2018 and effective on January 10, 2019; and

(b)	obtain the access qualification as a NEV manufacturer under the NEV Manufacturing Provisions and other related PRC laws and regulations, which is under the supervision of the MIIT.

Access qualification regarding the investment project

According to the Investment Provisions, if a manufacturer intends to undertake a new pure electric passenger vehicle investment project, it would need to complete the filing at the provincial NDRC where the investment project is located, subject to certain conditions set out in the Investment Provisions. Such qualification conditions include a range of requirements in respect of the province where the investment project is located, the newly-built pure electric vehicle enterprise, and the shareholders of the newly-built pure electric vehicle enterprise. The key requirements are as summarised below:

(a)	Requirements for the province in which the investment project is located: The Investment Provisions require that (i) the utilization rate of automobile production capacity in the province in the last two years was higher than the national industry average of the same product category; and (i) the existing investment projects of newly-built independent pure electric vehicle enterprises of the same product category have been completed and the annual output has reached the construction scale.

(b)	Requirements on the shareholders of the newly-built pure electric passenger vehicle production enterprise: The Investment Provisions require the said shareholders to have strong control over key components and possess intellectual property rights and production capabilities for key components such as vehicle control systems, drive motors, and vehicle power batteries, and also set out a range of specific qualitative and quantitative requirements in respect of the main shareholders.

(c)	Requirements on the size of the investment project: The production capacity for pure electric passenger vehicles should be no less than 100,000, and for pure electric commercial vehicles should be no less than 5,000.

(d)	Requirements on the newly built pure electric passenger vehicle production enterprise: The Investment Provisions set out a range of specific qualitative and quantitative requirements in terms of research and development capabilities, possession of key intellectual property rights of the core technology of pure electric vehicles and after-sales services and warranty.

According to the Notice of the Provincial Development and Reform Commission on Effectively Strengthening the Supervision and Management and Risk Prevention and Control of Investment Projects in the Automobile Industry (《省發改委關於切實加強汽車產業投資項 目監督管理和風險防控的通知》) issued by the NDRC at Jiangsu provincial level on February 9, 2021, Jiangsu Province does not meet the requirements set out in the Investment Provisions. Therefore, it would be impractical for our Company to complete the filing for the investment projects of new pure electric passenger vehicle production enterprises in Jiangsu Province (where our main production facilities are located). In light of this, we do not have immediate plan to apply for such access qualification in Jiangsu Province and have not yet established the production capabilities for the key components required under (b) above. However, should we decide to construct such production capabilities, we would be able to meet the requirement within approximately 12 months. We otherwise meet all other requirements discussed in (c) to (d) above.

Access qualification as a NEV manufacturer

The access standards are mainly specified in the NEV Manufacturing Provisions, including but not limited to:

(a)	The applicant is (i) a road motor vehicle manufacturing enterprise that has obtained the road motor vehicle production enterprise access, or (ii) a new vehicle manufacturing enterprise that has completed the investment project procedures in accordance with the relevant national investment management regulations.

(b)	The applicant has the production capacity, product production consistency guarantee capacity, after-sales service and product safety guarantee capacity that are necessary for manufacturing new energy vehicles and meets the relevant requirements set out in the New Energy Vehicle Manufacturers Access Review Requirements (《新能源 汽車生產企業准入審查要求》).

(c)	The applicant complies with the access administration rules in connection with conventional car manufacturers of same product category.

The Company manufactures its vehicles in the PRC in-house through Chongqing Lixiang. Chongqing Lixiang is listed in the catalogue of Motor Vehicle Manufacturers and Products (Batch #326) issued by the MIIT on December 6, 2019 and is therefore qualified to manufacture NEVs in the manner described in (a)(i) above.

NEV manufacturing enterprises under the regime discussed under (a)(ii) above are not subject to any foreign ownership restrictions under the 2020 Negative List. However, as discussed above, it would be impractical for us to complete the filing for the investment projects of new pure electric passenger vehicle production enterprises in Jiangsu Province. We otherwise meet all other requirements discussed in (b) and (c) above.

On the basis of the above, we are of the view that the Contractual Arrangements are narrowly tailored because it is currently not feasible for us to apply for the filing in Jiangsu Province (where our main production facilities are located) for investment projects of new pure electric passenger vehicle production enterprises which are not subject to foreign investment restrictions under the 2020 Negative List, and we are therefore required to control Chongqing Lixiang as to 50% (the maximum percentage allowed under the 2020 Negative List) through the Contractual Arrangements.

Qualification requirements under the FITE Regulations

On December 11, 2001, the State Council promulgated the FITE Regulations, which were amended on September 10, 2008 and February 6, 2016. According to the FITE Regulations, foreign investors are not allowed to hold more than 50% of the equity interests in a company providing value-added telecommunications services, including Internet content provision services. In addition, the main foreign investor who invests in a value-added telecommunications business in the PRC must satisfy the Qualification Requirements. Currently none of the applicable PRC laws, regulations or rules provides clear guidance or interpretation on the Qualification Requirements. According to our consultation with the information and communication department of MIIT in February 2021, the MIIT confirmed that there are no detailed rules and standards for the Qualification Requirements and the MIIT will decide whether an applicant meets the Qualification Requirements on a case-by-case basis and there will be significant uncertainty for the relevant entities to obtain or maintain the license for operating value-added telecommunications services if such entities are held directly or indirectly by foreign shareholders that do not have any substantial operation or business.

Notwithstanding the above, we have adopted a specific plan and will continue to expend genuine efforts and financial resources towards meeting the Qualification Requirements. We will remain abreast of any regulatory developments and continuously assess whether we meet the Qualification Requirements, with a view to unwinding the Contractual Arrangements wholly or partially as and when practicable and permissible under the prevailing PRC Laws.

We are implementing a business plan with a view to gradually building up a track record of overseas telecom business operations for the purposes of being qualified, as early as possible, to acquire the maximum equity interests in the Consolidated Affiliated Entity that hold the license for operating value-added telecommunications services as allowed by PRC laws when the relevant PRC laws allow foreign investors to invest and to hold a majority interest in the value-added telecom enterprises in the PRC. We believe that such business plan represents our commitment and a meaningful endeavour to demonstrate compliance with the Qualification Requirements. Our Company is in the process of expanding its overseas value-added telecom business through its offshore subsidiaries. In particular, we have taken the following steps to meet the Qualification Requirements:

(i)	we have established an overseas website that helps potential overseas users and investors to better understand the Company’s products, services and businesses;

(ii)	our Company has, through its subsidiaries, registered and submitted for registration a number of trademarks in various jurisdictions, including Hong Kong, the United States, the United Kingdom, European Union, Norway and so on; and

(iii)	we are in the process of preparing registration of further trademarks in Hong Kong, the United States, the United Kingdom, European Union and Norway.

We had expended RMB860 thousand in connection with our aforementioned business plan as of the Latest Practicable Date. In our consultation with the MIIT, the MIIT officer confirmed that steps such as those taken by us described above would be helpful to fulfill the Qualification Requirements. Accordingly, subject to the discretion of the competent authority on whether we have fulfilled the Qualification Requirements, our PRC Legal Advisor takes the view that the above steps taken by us are reasonable and appropriate in relation to the Qualification Requirements as we will be able to gain experience in providing value-added telecom services in overseas markets.

We will, as applicable and when necessary, disclose the progress of our overseas business plans and any updates to the Qualification Requirements in our annual and interim reports to inform Shareholders and other investors after Listing. We will also make periodic inquiries to relevant PRC authorities to understand any new regulatory development and assess whether our level of overseas experience is sufficient to meet the Qualification Requirements.

As confirmed by our PRC Legal Advisor, as the information and communication development department of the MIIT is responsible for approving applications from foreign investors for the permits in connection with operation of internet information services, such department is the competent authority and the officer interviewed is of the appropriate ranking to provide the confirmation stated above. Our PRC Legal Advisor, the PRC legal advisor of the Joint Sponsors and the Company conducted a verbal consultation with an officer of the MIIT in July, 2021 who confirmed that, in the case of our Company, the MIIT would not issue an ICP License to our Consolidated Affiliated Entity if it becomes a foreign investment entity and its foreign investor meets the Qualification Requirements. The officer further confirmed that, if Beijing CLX becomes a foreign invested enterprise, it would be required to re-apply for an ICP License from the MIIT, and as advised by our Legal Advisor, in such case, the current ICP License obtained by Beijing CLX would be rescinded. As advised by our PRC Legal Advisor, the MIIT is the issuing authority for applications of ICP licenses by Sino-foreign equity joint ventures and wholly-owned foreign investment entities. The official duties of the interviewed official include the formulation of regulatory policies in, and the regulation of, value-added telecommunication services (including the regulatory policies on applications for ICP licenses from Sino-foreign equity joint ventures and wholly-owned foreign investment entities) in the PRC. In light of the foregoing, our PRC Legal Advisor is of the view that the officer interviewed is a competent person to give the above confirmation. On the basis of the above, we are of the view that the Contractual Arrangements are narrowly tailored and we are therefore required to carry out our value-added telecommunication services through the Contractual Arrangements.

OUR CONTRACTUAL ARRANGEMENTS

Overview

Our Consolidated Affiliated Entities are currently our VIEs and their respective subsidiaries, which were all established under the PRC laws. As described above, investment in certain areas of the industries in which we currently operate and may operate are subject to restrictions under current PRC laws and regulations. After consultation with our PRC Legal Advisor, we determined that it was not viable for our Company to hold our Consolidated Affiliated Entities directly through equity ownership (or to hold more than 50% equity interest in Chongqing Lixiang). Instead, we decided that, in line with common practice in the PRC for industries subject to foreign investment restrictions, we would gain effective control over, and receive all the economic benefits generated by the businesses currently operated by our Consolidated Affiliated Entities through the Contractual Arrangements between the WFOE, on the one hand, and our Consolidated Affiliated Entities and the Registered Shareholders, on the other hand.

In order to comply with the relevant PRC laws and regulations described above, while availing ourselves of international capital markets and maintaining effective control over all of our operations, our Company gained control over Beijing CHJ and its subsidiaries by entering into a series of contractual arrangements through the WFOE, Beijing CHJ and its Registered Shareholders initially in July 2019, and over Xindian Information by entering into a series of contractual arrangements through the WFOE, Xindian Information and its Registered Shareholders initially in April 2019. The Contractual Arrangements currently in effect were entered into on April, 2021 (in replacement of the previous contractual arrangements), whereby the WFOE acquired effective control over the financial and operational policies of our Consolidated Affiliated Entities and have become entitled to all the economic benefits derived from their operations. As a result, we do not directly own any controlling stake in our Consolidated Affiliated Entities.

Our Directors believe that the Contractual Arrangements are fair and reasonable because: (i) the Contractual Arrangements were freely negotiated and entered into between the WFOE and our Consolidated Affiliated Entities; (ii) by entering into exclusive service and consultation agreements with the WFOE, being subsidiaries of our Company, our Consolidated Affiliated Entities will enjoy better economic and technical support from us, as well as a better market reputation after Listing; and (iii) a number of other companies in the same or similar industries to those in which we operate use similar arrangements to accomplish the same purpose. The Contractual Arrangements, through which we are able to exercise control over and derive the economic benefits from our Consolidated Affiliated Entities, have been narrowly tailored to achieve our business purpose and minimize the potential for conflict with relevant PRC laws and regulations to the maximum extent.

The revenue contribution of all of the Consolidated Affiliated Entities to our Group, taking into account all of their respective businesses with or without foreign investment restrictions under PRC laws, amounted to approximately 0%, 1%, 1% and 0% of the total revenue of our Group for the years ended December 31, 2018, 2019 and 2020, and for the three months ended March 31, 2021 respectively. The revenue contribution of the businesses of the Consolidated Affiliated Entities with foreign investment restrictions under PRC laws, being the provision of value-added communication services, radio and television production activities and operation of commercial internet culture activities, amounted to RMB2.4 thousand during the Track Record Period. For clarity, the aforementioned Consolidate Affiliated Entities are those consolidate affiliated entities subject to our contractual arrangements following the completion of the Reorganization described in the section headed “History—Reorganization”.

Certain of our Consolidated Affiliated Entities, namely Xindian Information, Zhejiang Lixiang Automobile Co., Ltd., Chehejia Financial Technology (Jiangsu) Co., Ltd., Beijing Xindian Intelligent Technology Co., Ltd. and Chongqing Xinfan, have not yet commenced substantive business operations and are not expected to have commenced any substantive business operations by the time of the Listing. Our Company has undertaken to the Stock Exchange that it will not conduct any businesses within their respective business segments that are not subject to foreign investment restrictions or prohibitions through these entities or, to the extent that it does, it will transfer such entities outside of the VIE Structure prior to engaging in any unrestricted businesses.

Contractual Arrangements

The following simplified diagram illustrates the flow of economic benefits from our Consolidated Affiliated Entities to our Group under the Contractual Arrangements:

Notes:

(1)	Beijing CHJ is owned by Mr. Li Xiang as to 90.27%, Mr. Shen Yanan as to 5.08% and Mr. Li Tie as to 4.65%.
(2)	Xindian Information is owned by Mr. Li Xiang as to 74%, Mr. Fan Zheng as to 12.92%, Mr. Shen Yanan as to 3.78%. Mr. Li Tie as to 3.46%, Mr. Qin Zhi as to 1.89%, Mr. Liu Qinghua as to 1.09%, Mr. Wei Wei as to 0.46%, Mr. Song Gang as to 0.43%, Mr. Ye Qian as to 0.02% and Mr. Xu Bo as to 1.95%.
(3)	“—>” denotes direct legal and beneficial ownership in the equity interest.

(4)	“--->” denotes contractual relationship.
(5)	“----” denotes the control by WFOE over the Registered Shareholders and our VIEs through (i) powers of attorney to exercise all shareholders’ rights in our VIEs; (ii) exclusive call options to acquire all or part of the equity interests in our VIEs; and (iii) equity pledges over the equity interests in our VIEs.
(6)	These include certain companies which do not currently carry out any business operations but intend to carry out businesses which are subject to foreign investment restrictions in accordance with the 2020 Negative List. For details of the subsidiaries of our VIEs, see “History, Reorganization and Corporate Structure.”
(7)	50% of the equity interest in Chongqing Lixiang is held by Beijing CHJ and the remaining 50% is indirectly held by our Company. For details of the subsidiaries of our VIEs, see “History, Reorganization and Corporate Structure.”

Circumstances under which we will unwind the Contractual Arrangements

We will unwind and terminate the Contractual Arrangements as soon as practicable in respect of our vehicle manufacturing to the extent permissible under the applicable PRC laws and regulations. According to the 2020 Negative List, the restriction on foreign ownership in whole vehicle manufacturing (other than NEV manufacturing) will be fully lifted in 2022.

We will directly hold the maximum percentage of ownership interests permissible under relevant PRC laws and regulations if the relevant government authority grants ICP License to sino-foreign equity joint ventures or wholly-owned foreign investment entities under relevant PRC laws and regulations.

We will directly hold the maximum percentage of ownership interests permissible under relevant PRC laws and regulations, or will unwind and terminate the Contractual Arrangements entirely should the foreign ownership restrictions or prohibitions are fully lifted, in respect of our on-ground mobile surveying activities, radio and television production and operation and operation of commercial internet culture activities.

Summary of the material terms of the Contractual Arrangements

Exclusive Consultation and Service Agreements

Under the exclusive consultation and service agreements dated April 21, 2021 between our VIEs and the WFOE (the “Exclusive Consultation and Service Agreements”), in exchange for a service fee, payable quarterly, our VIEs agreed to engage the WFOE as its exclusive provider of certain consulting and technical services, including but not limited to software technology development, technology consulting, and technical services required by our VIEs’ business. Under the Exclusive Consultation and Service Agreements, the service fee shall consist of 100% of the total consolidated profit of our VIEs, after the deduction of any accumulated deficit of the Consolidated Affiliated Entities in respect of the preceding financial year(s), operating costs, expenses and taxes. Notwithstanding the foregoing, the WFOE may adjust the amount of the services fee according to the services provided by our VIEs, our VIEs’ operational conditions and development needs. The WFOE shall calculate the service fee on a quarterly basis and issue a corresponding invoice to our VIEs. Our VIEs must make the payment to the WFOE within ten business days of receiving such invoice.

In addition, absent the prior written consent of the WFOE, during the term of the Exclusive Consultation and Service Agreements, with respect to the services subject to the Exclusive Consultation and Service Agreements and other matters, our VIEs shall not accept the same or any similar services provided by any third party. In addition, without the prior consent of the WFOE, our VIEs shall not enter into any business cooperation with any third party, and the WFOE shall have the right of first refusal in respect of such business cooperation with our VIEs under the same terms.

The Exclusive Consultation and Service Agreements also provide that the WFOE has the exclusive proprietary rights to and interests in any and all intellectual property rights developed or created by our VIEs during the performance of the Exclusive Consultation and Service Agreements.

The Exclusive Consultation and Service Agreements shall remain effective for a period of ten years unless otherwise terminated by the WFOE. Upon request by the WFOE, the term of the Exclusive Consultation and Service Agreements can be renewed prior to their expiration. The Exclusive Consultation and Service Agreements may also be terminated upon mutual agreement by the WFOE and our VIEs.

Equity Option Agreements

Under the equity option agreements dated April 21, 2021 among our VIEs, the WFOE and the Registered Shareholders (the “Equity Option Agreements”), the WFOE has the rights to require the Registered Shareholders to transfer any or all their equity interests in our VIEs to the WFOE and/or a third party designated by it, in whole or in part at any time and from time to time, at the lower of the amount of the Registered Shareholders’ respective paid-in capital in our VIEs and the lowest price permitted under applicable PRC laws at the time.

Each Registered Shareholder has covenanted that he/she will not, and will procure in his/her capacity as a shareholder of our VIEs that our VIEs will not, without the WFOE’s (or a third party designated by it) prior written consent, among other things:

(i)	sell, transfer, pledge or dispose of in any other manner any asset, business or revenues, or allow the encumbrance thereon of any security interest (except for those arising in the ordinary course of business of our VIEs or those that have been disclosed to the WFOE and received prior written consent from the WFOE);

(ii)	carry out transactions that will materially adversely affect its assets, liabilities, operations, equity and other legal rights (except for those arising in the ordinary course of business of our VIEs or those that have been disclosed to the WFOE and received prior written consent from the WFOE);

(iii)	distribute any dividend or surplus to its shareholders in any form;

(iv)	incur, inherit, guarantee or assume any debt (except for debts incurred in the ordinary course of business not incurred under a loan or those that have been disclosed to the WFOE and received prior written consent from the WFOE);

(v)	execute any material contract with a value above RMB200,000, except the contracts executed in the ordinary course of business;

(vi)	increase or decrease their registered capital through a resolution of the shareholders’ meeting, or otherwise change the structure of their registered capital;

(vii)	in any manner supplement, change or amend their constitutional documents; (viii) merge, consolidate with, acquire or invest in any person;

(ix)	carry out or cause in respect of our VIEs any acquisition, sale of the controlling interest or assets, merger, consolidation, joint venture or partnership arrangement, establishment of any subsidiary, or pass any resolution regarding the reduction of registered capital, dissolution or liquidation;

(x)	implement any capital reorganization, reclassification, division, divestiture or liquidation;

(xi)	carry out or enter into any transactions or agreements with any related parties, shareholders or other relevant parties;

(xii)	incur any debts or assume any financial liabilities, or issue, assume, guarantee, or incur any debt obligations in aggregate exceeding US$250,000 at any time, unless such debt obligations are based on a current effective business plan;

(xiii)	appoint or remove the chairman, chief executive officer, president, chief operating officer, chief financial officer, chief technology officer or any senior management personnel (vice president and above), or determine the remuneration of the said personnel;

(xiv)	approve or modify any quarterly and annual budgets, business plans and operating plans (including any capital expenditure plans, operating plans and financing plans). Our VIEs and any of their subsidiaries shall obtain the WFOE consent before starting operations at the beginning of each quarter;

(xv)	in any twelve-month period, incurring total expenditures exceeding US$250,000 or purchasing tangible or intangible assets exceeding US$250,000, unless the said expenditures are based on a current effective business plan;

(xvi)	execute any material agreement or contract with any party to the Equity Option Agreement or any related party, and our VIEs or any of their subsidiaries provide under such agreement or contract any commitment, guarantees or responsibilities that are unlimited or may in total exceed US$250,000 in any twelve-month period;

(xvii)	acquire any vehicle or any real property with a purchase value of more than US$250,000 through purchase or lease, regardless of whether such purchase is treated as a capital expenditure in accounting;

(xviii)	approve, modify or implement any employee option plan; and

(xix)	make substantial change to accounting methods or policies, or appoint or replace auditors.

In addition, the Registered Shareholders have covenanted that without the written consent of the WFOE (or a third party designated by it), they shall not, among other things:

(i)	supplement, change or amend the constitutional documents of our VIEs to an extent that such supplementation, change or amendment will materially or adversely affect the assets, liabilities, operation, equity and other legal rights of our VIEs, or may affect the performance of the WFOE, Registered Shareholders and our VIEs under the relevant Contractual Arrangements;

(ii)	cause our VIEs to carry out transactions that will materially adversely affect its assets, liabilities, operation, equity and other legal rights (except for those arising in the ordinary course of business of our VIEs or those that have been disclosed to the WFOE and received prior written consent from the WFOE);

(iii)	cause our VIEs to distribute any dividend or surplus to its shareholders;

(iv)	sell, transfer, pledge or dispose of in any manner any of their legal or equitable interests in our VIEs or allow the encumbrance thereon of any security interest;

(v)	cause the shareholders of our VIEs to approve the sell, transfer, pledge or dispose of in any manner any legal or equitable interests in our VIEs or allow the encumbrance thereon of any security interest;

(vi)	cause the shareholders of our VIEs to approve the merger or consolidation of our VIEs with any person, or to acquire or invest in any person; or

(vii)	voluntarily deregister, liquidate or dissolve our VIEs.

The Registered Shareholders have also undertaken that, subject to the relevant laws and regulations, they will return to the WFOE any consideration they receive in the event that the WFOE exercises the options under the Equity Option Agreements to acquire the equity interests in our VIEs.

The Equity Option Agreements will remain effective for 10 years and can be renewed upon request by the WFOE.

Equity Pledge Agreements

Under the equity pledge agreements dated April 21, 2021 entered into between the WFOE, the Registered Shareholders and our VIEs (the “Equity Pledge Agreements”), the Registered Shareholders agreed to pledge all their respective equity interests in our VIEs that they own, including any interest or dividend paid for the shares, to the WFOE as a security interest to guarantee the performance of contractual obligations and the payment of outstanding debts.

The pledge in respect of our VIEs takes effect upon the completion of registration with the relevant administration for market regulation and shall remain valid until after all the contractual obligations of the Registered Shareholders and our VIEs under the relevant Contractual Arrangements have been fully performed and all the outstanding debts of the Registered Shareholders and our VIEs under the relevant Contractual Arrangements have been fully paid.

Upon the occurrence and during the continuance of an event of default (as defined in the Equity Pledge Agreements), the WFOE shall have the right to require our VIEs’ shareholders (i.e. the Registered Shareholders) to immediately pay any amount payable by our VIEs under the Exclusive Consultation and Service Agreements, repay any loans and pay any other due payments, and the WFOE shall have the right to exercise all such rights as a secured party under any applicable PRC law and the Equity Pledge Agreements, including without limitations, being paid in priority with the equity interests based on the monetary valuation that such equity interests are converted into or from the proceeds from auction or sale of the equity interest upon written notice to the Registered Shareholders.

The equity pledge in connection with our VIEs has been registered with the relevant PRC governmental authority pursuant to PRC laws and regulations.

Powers of Attorney

The Registered Shareholders have executed powers of attorney dated April 21, 2021 (the “Powers of Attorney”). Under the Powers of Attorney, the Registered Shareholders irrevocably appointed the WFOE and their designated persons (including but not limited to Directors and their successors and liquidators replacing the Directors but excluding those non-independent or who may give rise to conflict of interests) as their attorneys-in-fact to exercise on their behalf, and agreed and undertook not to exercise without such attorneys-in- fact’s prior written consent, any and all right that they have in respect of their equity interests in our VIEs, including, among others:

(i)	to convene and attend shareholders’ meetings of our VIEs;

(ii)	to file documents with the relevant companies registry;

(iii)	to exercise all shareholder ’s rights and shareholder ’s voting rights in accordance with law and the constitutional documents of our VIEs, including but not limited to the sale, transfer, pledge or disposal of any or all of the equity interests in our VIEs;

(iv)	to execute any and all written resolutions and meeting minutes and to approve the amendments to the articles of associations in the name and on behalf of such shareholder; and

(v)	to nominate or appoint the legal representatives, directors, supervisors, general manager and other senior management of our VIEs.

The Powers of Attorney will remain in force for 10 years. Upon request by the WFOE, each Registered Shareholder shall extend the term of the Power of Attorney prior to its expiration.

Business Operation Agreement

In additional to the above, the Registered Shareholders of Xindian Information, Xindian Information and the WFOE entered into a business operation agreement on April 21, 2021 (the “Business Operation Agreement”), pursuant to which Xindian Information will not take any action that may have a material adverse effect on its assets, businesses, human resources, rights, obligations, or business operations without prior written consent of the WFOE. Xindian Information and its Registered Shareholders further agreed to accept and strictly follow the WFOE’s instructions relating to Xindian Information’s daily operations, financial management, and election of directors appointed by the WFOE. The Registered Shareholders of Xindian Information agree to transfer any dividends or any other income or interests they receive as the shareholders of Xindian Information immediately and unconditionally to the WFOE. Unless the WFOE terminates this agreement in advance, the Business Operation Agreement will remain effective for 10 years and can be renewed upon request by the WFOE prior to its expiration. Xindian Information and its Registered Shareholders have no right to terminate this agreement unilaterally. Pursuant to the Business Operation Agreement, each Registered Shareholder of Xindian Information has executed a power of attorney described above to irrevocably authorize the WFOE to act as his or her attorney- in-fact to exercise all of his or her rights as a shareholder of Xindian Information.

Dispute Resolution

Each of the agreements under the Contractual Arrangements contains a dispute resolution provision. Pursuant to such provision, in the event of any dispute arising from the performance of or relating to the Contractual Arrangements, any party has the right to submit the relevant dispute to the China International Economic and Trade Arbitration Commission (Beijing) for arbitration, in accordance with the then effective arbitration rules. The arbitration shall be confidential and the language used during arbitration shall be Chinese. The arbitration award shall be final and binding on all parties. The dispute resolution provisions also provide that the arbitral tribunal may award remedies over the shares or assets of our VIEs or injunctive relief (e.g. limiting the conduct of business, limiting or restricting transfer or sale of shares or assets) or order the winding up of our VIEs; any party may apply to the courts of Hong Kong, the Cayman Islands (being the place of incorporation of our Company), the PRC and the places where the principal assets of the WFOE or our VIEs are located for interim remedies or injunctive relief.

However, our PRC Legal Advisor has advised that the above provisions may not be enforceable under the PRC laws. For instance, the arbitral tribunal would not to grant such injunctive relief, nor will it be able to order the winding up of our Consolidated Affiliated Entities pursuant to the current PRC laws. In addition, interim remedies or enforcement order granted by overseas courts such as Hong Kong and the Cayman Islands may not be recognizable or enforceable in the PRC.

As a result of the above, in the event that our VIEs or the Registered Shareholders breach any of the Contractual Arrangements, we may not be able to obtain sufficient remedies in a timely manner, and our ability to exert effective control over our Consolidated Affiliated Entities and conduct our business could be materially and adversely affected. See the section headed “Risk Factors—Risks Relating to our corporate structure” in this document for further details.

Confirmations from the Registered Shareholders

Each of the Registered Shareholders has confirmed to the effect that (i) his/her spouse does not have the right to claim any interests in our respective VIEs (together with any other interests therein) or exert influence on the day-to-day management and voting matters of our respective VIEs; and (ii) in the event of his/her death, incapacity, divorce or any other event which causes his/her inability to exercise his/her rights as a shareholder of our respective VIEs, he/she will take necessary actions to safeguard his/her interests in our respective VIEs (together with any other interests therein) and his/her successors (including his/her spouse) will not claim any interests in our respective VIEs (together with any other interests therein) to the effect that the Registered Shareholder ’s interests in our VIEs shall not be affected.

Spouse undertakings

The spouse of each of the Registered Shareholders, where applicable, has signed an undertaking (the “Spouse Undertakings”) to the effect that (i) the respective Registered Shareholder ’s interests in our respective VIEs (together with any other interests therein) do not fall within the scope of communal properties, and (ii) he/she has no right to or control over such interests of the respective Registered Shareholder and will not have any claim on such interests.

Conflict of Interests

Each of the Registered Shareholders has given his/her irrevocable undertakings in the Powers of Attorney which address potential conflict of interests that may arise in connection with the Contractual Arrangements. See “Powers of Attorney” above.

Loss Sharing

Under the relevant PRC laws and regulations, none of our Company and the WFOE is legally required to share the losses of, or provide financial support to, our Consolidated Affiliated Entities. Further, our Consolidated Affiliated Entities are limited liability companies and shall be solely liable for their own debts and losses with assets and properties owned by them. The WFOE intends to continuously provide to or assist our Consolidated Affiliated Entities in obtaining financial support when deemed necessary. In addition, given that our Group conducts a substantial portion of its business operations in the PRC through our Consolidated Affiliated Entities, which hold the requisite the PRC operational licenses and approvals, and that their financial position and results of operations are consolidated into our Group’s financial statements under the applicable accounting principles, our Company’s business, financial position and results of operations would be adversely affected if our Consolidated Affiliated Entities suffer losses.

However, as provided in the Equity Option Agreements, without the prior written consent of the WFOE, our VIEs shall not, among others:

(i)	sell, transfer, pledge or dispose of in any other manner any asset, business or revenues, or allow the encumbrance thereon of any security interest (except for those arising in the ordinary course of business of our VIEs or those that have been disclosed to the WFOE and received prior written consent from the WFOE);

(ii)	execute any material contract with a value above RMB200,000, except those entered into in the ordinary course of business;

(iii)	incur, inherit, guarantee or assume any debt (except for debts incurred in the ordinary course of business not incurred under a loan or those that have been disclosed to the WFOE and received prior written consent from the WFOE);

(iv)   enter into any consolidation or merger with any third party, or being acquired by or invest in any third party; and

(v)	increase or reduce its registered capital, or alter the structure of the registered capital in any other way.

Therefore, due to the relevant restrictive provisions in the agreements, the potential adverse effect on the WFOE and our Company in the event of any loss suffered from our VIEs can be limited to a certain extent.

Liquidation

Pursuant to the Equity Pledge Agreements, in the event of a mandatory liquidation required by the PRC laws upon the request of the WFOE, the Registered Shareholders of our VIEs shall transfer the proceeds they received from liquidation to the account designated by the WFOE under the management of the WFOE, or give such proceeds as a gift to the WFOE to the extent permitted by the PRC laws.

Insurance

Our Company does not maintain an insurance policy to cover the risks relating to the Contractual Arrangements.

Our confirmation

Our Directors confirm that, as of the Latest Practicable Date, we had not encountered any interference or encumbrance from any PRC governing bodies in operating its businesses through our Consolidated Affiliated Entities under the Contractual Arrangements.

LEGALITY OF THE CONTRACTUAL ARRANGEMENTS

Based on the above, our PRC Legal Advisor is of the opinion that the Contractual Arrangements are narrowly tailored to minimize the potential conflict with relevant PRC laws and regulations to the maximum extent and that:

(i)	each of the WFOE and our VIEs is a duly incorporated and validly existing company and their respective establishment is valid, effective and complies with the relevant PRC laws;

(ii)	parties to each of the agreements are entitled to execute the agreements and perform their respective obligations thereunder. Each of the agreements is binding on the parties thereto and none of them is void under the Civil Code of the PRC;

(iii)	none of the agreement under the Contractual Arrangements violates any provisions of the respective articles of association of our VIEs or our WFOE;

(iv)	the Contractual Arrangements do not require any approvals from the PRC governmental authorities, except that:

(a)	the exercise of the option by our WFOE of its rights under the Equity Option Agreements to acquire all or part of the equity interests in our VIEs is subject to the approvals of, consent of, filing with and/or registrations with the PRC governmental authorities;

(b)	the equity pledges contemplated under the Equity Pledge Agreements are subject to the registration with the relevant SAMR;

(c)	the arbitration awards/interim remedies provided under the dispute resolution provision of the Contractual Arrangements shall be recognized by the PRC courts before compulsory enforcement; and

(v)	Each of the agreements under the Contractual Arrangements is valid, legal and binding under the PRC laws, except that the Contractual Arrangements provide that the arbitral body may award interim remedies over the shares and/or assets of our VIEs, injunctive relief (e.g. for the conduct of business or to compel the transfer of assets) and/or order the winding up of our VIEs, and that courts of Hong Kong, the Cayman Islands (being the place of incorporation of our Company) and the PRC (being the place of incorporation of our VIEs) also have jurisdiction for the grant and/or enforcement of arbitral award and interim remedies against the shares and/or assets of our VIEs, while under PRC laws, an arbitral body has no power to grant injunctive relief and may not directly issue a provisional or final liquidation order for the purpose of protecting assets of or equity interests in our VIEs in case of disputes. In addition, interim remedies or enforcement orders granted by overseas courts such as Hong Kong and the Cayman Islands may not be recognizable or enforceable in China.

Our PRC Legal Advisor also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations and accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to or otherwise different from the above opinion.

Based on the above analysis and advice from our PRC Legal Advisor, the Directors are of the view that the adoption of the Contractual Arrangements is unlikely to be deemed ineffective or invalid under the applicable PRC laws and regulations. See the section headed “Risk Factors—Risks Relating to Our corporate structure—If the PRC government deems that our contractual arrangements with our VIEs do not comply with applicable PRC regulatory restrictions on foreign investment in the relevant industries or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

ACCOUNTING ASPECTS OF THE CONTRACTUAL ARRANGEMENTS

Under the Exclusive Consultation and Service Agreements, it was agreed that, in consideration of the services provided by WFOE, each of our VIEs will pay services fees to the WFOE. The services fees, subject to the WFOE’s adjustment, are equal to the entire total consolidated net income of our VIEs. The WFOE may adjust the service fee amount at its sole discretion according to the services provided by our VIEs. Accordingly, the WFOE has the ability, at their sole discretion, to extract all of the economic benefit of our Consolidated Affiliated Entities through the Exclusive Consultation and Service Agreements.

In addition, under the Exclusive Consultation and Service Agreements and the Equity Option Agreements, the WFOE has absolute contractual control over the distribution of dividends or any other amounts to the Registered Shareholders as the WFOE’s prior written consent is required before any distribution can be made.

As a result of these Contractual Arrangements, our Company exercises control over the operations of our Consolidated Affiliated Entities and receives substantially all of their economic benefits and residual returns. Accordingly, our Consolidated Affiliated Entities’ results of operations, assets and liabilities, and cash flows are consolidated into our Company’s financial statements. The basis of consolidating the results of our Consolidated Affiliated Entities is disclosed in note 1(c) to the Accountant’s Report in Appendix I to this document.

COMPLIANCE WITH THE CONTRACTUAL ARRANGEMENTS

Our Group has adopted but not limited to the following measures to ensure the effective operation of our Group with the implementation of the Contractual Arrangements and our compliance with the Contractual Arrangements:

(i)	major issues arising from the implementation and compliance with the Contractual Arrangements or any regulatory enquiries from government authorities will be submitted to our Board, if necessary, for review and discussion on an occurrence basis;

(ii)	our Board will review the overall performance of and compliance with the Contractual Arrangements at least once a year;

(iii)	our Company will disclose the overall performance of and compliance with the Contractual Arrangements in our annual reports; and

(iv)	our Company will engage external legal advisors or other professional advisors, if necessary, to assist the Board to review the implementation of the Contractual Arrangements, review the legal compliance of the WFOE and our Consolidated Affiliated Entities to deal with specific issues or matters arising from the Contractual Arrangements.

DEVELOPMENT IN PRC LEGISLATION ON FOREIGN INVESTMENT

Background of the Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law which became effective on January 1, 2020. On December 26, 2019, the State Council promulgated the Regulations on the Implementation of the Foreign Investment Law, which came into effect on January 1, 2020. The Foreign Investment Law replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Ventures Enterprise Law and the Wholly Foreign-Invested Enterprises Law to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law stipulates certain forms of foreign investment, but does not explicitly stipulate contractual arrangements as a form of foreign investment. The Implementation Regulations on the Foreign Investment Law are also silent on whether foreign investment includes contractual arrangements.

Impact and consequences of the Foreign Investment Law

Conducting operations through contractual arrangements has been adopted by many PRC-based companies, including our Group. We use the Contractual Arrangements to establish control of our consolidated Affiliated Entities, by the WFOE, through which we operate our business in the PRC. As advised by our PRC Legal Advisor, since contractual arrangements are not specified as foreign investment under the Foreign Investment Law and if future laws, regulations and provisions prescribed by the State Council do not incorporate contractual arrangements as a form of foreign investment, our Contractual Arrangements as a whole and each of the agreements comprising the Contractual Arrangements will not be affected and will continue to be legal, valid and binding on the parties with an exception, for which, see “Contractual Arrangements—Legality of the Contractual Arrangements.”

Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors invest in China through any other methods under laws, administrative regulations or provisions prescribed by the State Council” without elaboration on the meaning of “other methods.” There are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, at which time it will be uncertain whether the Contractual Arrangements will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned Contractual Arrangements will be handled. Therefore, there is no guarantee that the Contractual Arrangements and the business of our Consolidated Affiliated Entities will not be materially and adversely affected in the future due to changes in PRC laws and regulations. See “Risk Factors—Risks relating to our Contractual Arrangements”

FINANCIAL INFORMATION

The following section sets forth supplemental financial information for the years ended December 31, 2018, 2019, and 2020, the three months ended March 31, 2020 and 2021, and as of December 31, 2018, 2019, and 2020 and March 31, 2021, including certain new disclosures made in connection with the Listing.

OVERVIEW

We are an NEV automaker in China. We design, develop, manufacture, and sell premium smart electric vehicles. Through our product and technology innovation, we provide families with safe and convenient products and services. We are a pioneer in successfully commercializing EREVs in China. Our first and currently the only commercialized model, Li ONE, is a six-seat, large premium electric SUV equipped with a range extension system and advanced smart vehicle solutions. We started volume production of Li ONE in November 2019 and released the 2021 Li ONE on May 25, 2021. As of June 30, 2021, we delivered over 63,000 Li ONEs. In 2020, Li ONE ranked as the best-selling new energy SUV model in China with a 9.7% market share and ranked in the top six in China’s NEV market in terms of sales volume with a 2.8% market share, and we ranked as the eleventh among all the NEV brands in China in terms of sales volume, according to the CIC Report.

KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Our business and results of operations are affected by a number of general factors that impact the China automotive industry, including, among others, overall economic growth in China, any increase in per capita disposable income, growth in consumer spending and consumption upgrade, raw material costs, and the competitive environment. They are also affected by a number of factors affecting the China NEV industry, including laws, regulations, and government policies, battery and other new energy technology development, charging infrastructure development, and increasing awareness of the environmental impacts of tailpipe emissions. Unfavorable changes in any of these general factors could adversely affect demand for our vehicles and materially and adversely affect our results of operations.

While our business is influenced by these general factors, our results of operations are more directly affected by the following company-specific factors.

Our ability to attract orders and achieve delivery targets

Our results of operations depend significantly on our ability to attract orders from users and achieve our vehicle delivery targets, both of which impact our sales volume. Appropriate vehicle pricing is essential for us to remain competitive in the China automotive market while preserving our ability to achieve and maintain profitability in the future. When our premium SUVs compete with comparable premium models of other automakers, an attractive price can help boost orders, which in turn may contribute to our sales volume and revenue growth. In addition, it is critical for us to successfully manage production ramp-up and quality control so as to deliver vehicles to users in adequate volume and high quality. The COVID-19 pandemic caused a delay in our production ramp-up in the first quarter of 2021, which required us to spend more time and resources, including overtime work arrangements, than originally planned to meet the delivery targets. The temporary closure of our retail stores or delivery and servicing centers in response to the COVID-19 outbreak and the reduced visitor traffic after reopening also had an impact on the timely achievement of our delivery targets. As a new manufacturer of NEVs, we may have challenges in our quality control processes. See “Risk Factors—Risks Relating to Our Business and Industry—Our ability to develop, manufacture, and deliver automobiles of high quality and appeal to users, on schedule, and on a large scale is unproven and still evolving.” and “Risk Factors—Risks Relating to Our Business and Industry—We may be compelled to undertake product recalls or other actions, which could adversely affect our brand image, financial condition, results of operations, and growth prospects.”

Our ability to control production and material costs

Our cost of sales primarily consists of direct production and material costs. Our future profitability significantly depends on our ability to manufacture our vehicles in an efficient manner. As part of the manufacturing process, we purchase a wide variety of components, raw materials, and other supplies. Due to our adoption of EREV technology, we are able to significantly reduce the battery and body material costs of Li ONE and thus reduce our BOM cost to be comparable to ICE vehicles of a similar class. We expect that our cost of sales will be affected primarily by our production volume. Our cost of sales will also be affected, to a lesser extent, by fluctuations in certain raw material prices, although we typically seek to manage these costs and minimize their volatility through our arrangements with the suppliers. As our business further grows in scale and we establish ourselves as a major player in the China NEV industry, we expect to have higher bargaining power and hence more favorable terms from suppliers, including pricing and payment terms.

Our ability to execute effective marketing

Our ability to execute effective marketing will affect the growth of our orders. Demand for our vehicles directly affects our sales volume, which in turn contributes to our revenue growth and our ability to achieve and maintain profitability. Vehicle orders may depend, in part, on whether prospective users find it compelling to purchase our vehicles among competing vehicle models as their first, second, or replacement cars, which in turn depends on prospective users’ perception of our brand. We guide our marketing channel selection and marketing expenditure by precisely analyzing the effectiveness of marketing channels based on our needs at various stages of sales and brand awareness. Effective marketing can help amplify our efforts in boosting vehicle sales with efficient costs.

Our ability to maintain and improve operating efficiency

Our results of operations are further affected by our ability to maintain and improve our operating efficiency, as measured by our total operating expenses as a percentage of our revenues. This is important to the success of our business and our prospect of gradually achieving profitability. As our business grows, we expect to further improve our operating efficiency and achieve economies of scale.

IMPACT OF THE COVID-19 PANDEMIC ON OUR OPERATIONS AND FINANCIAL PERFORMANCE

The COVID-19 pandemic has affected China’s automotive industry in general and our Company and our suppliers in particular, resulting in a reduction of vehicles manufactured and delivered in the first quarter of 2020. Due to the COVID-19 pandemic and the related nationwide precautionary and control measures that were adopted in China starting in January 2020, we postponed the production in our Changzhou manufacturing facility after the Chinese New Year holiday in February 2020 for approximately three weeks, and also experienced short-term delays in our suppliers’ delivery of certain raw materials needed for production ranging from approximately two weeks to two months. As a result of varying levels of travel and other restrictions for public health concerns in various regions of China, we also temporarily postponed the delivery of Li ONE to our users. In addition, we did not open any new retail stores from January  2020 to April  2020. Following this temporary closure in February 2020, we reopened our retail stores and delivery and servicing centers and have resumed vehicle delivery to our users. By the end of March 2020, the business activities of our suppliers had fully recovered and their delivery of raw materials had resumed to the normal level. In May 2020, we started to open new retail stores as the spread of the COVID-19 slowed down in China. The delay in our production ramp-up, expansion of retail stores, and vehicle delivery adversely affected our results of operations for the first quarter of 2020. We did not experience any material cancellation of orders by our users during the COVID-19 pandemic.

Currently, our manufacturing facility has gradually increased its production capacity in accordance with anticipated vehicle delivery based on user orders, and we have not experienced significant constraints on our supply chain or significant increases in our supply costs as a result of the COVID-19 pandemic. Although our vehicle deliveries in the first quarter of 2020 were adversely affected by the COVID-19 pandemic, we achieved satisfactory delivery results in the second, third, and fourth quarter of 2020 and in the first quarter of 2021, as the impact of the COVID-19 pandemic began to alleviate starting from the second quarter of 2020, with most restrictive measures lifted and most of our operations back to the normal level. The total number of vehicles that we delivered in the second quarter of 2020 was 6,604, representing an increase of 128.0% from the first quarter of 2020. The total number of vehicles that we delivered in the third quarter of 2020 was 8,660, representing an increase of 31.1% from the second quarter of 2020. The total number of vehicles that we delivered in the fourth quarter of 2020 was 14,464, representing an increase of 67.0% from the third quarter of 2020. The total number of vehicles that we delivered in the first quarter of 2021 was 12,579, representing an increase of 334.4% from the first quarter of 2020 and a slight decrease of 13.0% from the fourth quarter of 2020. The extent to which the COVID-19 pandemic affects our financial condition, results of operations, and cash flows in the future will depend on the future developments of the pandemic, including the duration and severity of the pandemic, the extent and severity of new waves of outbreak in China and other countries, the development and progress of distribution of COVID-19 vaccine and other medical treatment and the effectiveness of such vaccine and other medical treatment, and the actions taken by government authorities to contain the outbreak, all of which are highly uncertain, unpredictable, and beyond our control. In addition, our financial condition, results of operations, and cash flows could be adversely affected to the extent that the pandemic harms the Chinese economy in general. As of December 31, 2020 and March 31, 2021, we had a total of RMB29.9 billion (US$4.6 billion) and RMB30.4 billion (US$4.6 billion), respectively, in cash and cash equivalents, restricted cash, and time deposits and short-term investments. We believe that this level of liquidity is sufficient to successfully navigate an extended period of uncertainty.

In light of the uncertainties in the global market and economic conditions attributable to the COVID-19 pandemic, we will continue to evaluate the nature and extent of the impact of the COVID-19 pandemic to our financial condition and liquidity. See also “Risk Factors—Risks Relating to Our Business and Industry—Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our production, delivery, and operations, which could materially and adversely affect our business, financial condition, and results of operations.” Our Directors believe that the COVID-19 pandemic would not materially affect our expansion plan or [REDACTED] under the current situation.

CRITICAL ACCOUNTING POLICIES

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates, and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments, and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this [REDACTED]. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

We recognize revenues from vehicle sales and peripheral products and services. We adopted ASC 606, Revenue from Contracts with Users, on January 1, 2018 by applying the full retrospective method.

Revenue is recognized when or as the control of the goods or services is transferred to a user. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time.

Contracts with users may include multiple performance obligations. For such arrangements, we allocate revenue to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to users. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

Vehicle Sales

We recognize revenues from sales of vehicles and other embedded products and services. There are multiple distinct performance obligations explicitly stated in the sales contracts including sales of Li ONE, charging stalls, vehicle internet connection services, FOTA upgrades, and extended lifetime warranties for initial owners, subject to certain conditions, which are accounted for in accordance with ASC 606. The standard warranty we provide is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when we transfer the control of Li ONE to a user.

Users only pay the amount after deducting the government subsidies to which they are entitled for the purchase of NEVs, which are applied on their behalf and collected by us from the government according to the applicable government policy. We have concluded that government subsidies should be considered as a part of the transaction price we charge the users for the NEVs, as subsidies are granted to NEV purchasers and such purchasers remain liable for such amount if the subsidies are not received by us due to the purchasers’ fault. After the issuance of the circular by the PRC Ministry of Finance and other national regulatory authorities in April 2020 to reduce the amount of subsidies in 10% increments each year commencing from 2020, only NEVs with an MSRP of RMB300,000 or less before subsidies are eligible for such subsidies starting from July 2020, and the MSRP of Li ONE is higher than the threshold. Li ONE used to be eligible for a government subsidy of RMB10,000 per individual buyer before April 2020 or RMB8,500 per individual buyer from April to July 2020. After July 2020, Li ONE is no longer eligible for the government subsidy.

The overall contract price is allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. The revenues for sales of vehicles and charging stalls are recognized at a point in time when the control of the products are transferred to users. For vehicle internet connection services and FOTA upgrades, revenues are recognized using a straight-line method over the service period. For the extended lifetime warranties for initial owners, given the limited operating history and lack of historical data, the revenues are recognized over time based on a straight-line method over the extended warranty period initially, and we will continue to monitor the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

As the purchase price for vehicles and all embedded products and services must be paid in advance, which means the payments are received prior to the transfer of products or services by us, we record a contract liability (deferred revenue) for the allocated amount regarding those unperformed obligations.

Sales of Li Plus Membership

We also sell the Li Plus Membership to users and the total Li Plus Membership fee is allocated to each performance obligation based on the relative estimated standalone selling price. The revenue for each performance obligation is recognized either over the service period or at a point in time when the relevant product or service is delivered or when the membership is expired, whichever is earlier.

Customer Loyalty Points

Beginning in January 2020, we offer customer loyalty points, which can be redeemed for merchandise or services in our online store. We determine the value of each customer loyalty point based on the cost of our merchandise or services that can be obtained through redemption of the customer loyalty points.

We conclude that the customer loyalty points offered to customers in connection with the purchase of Li ONE is a material right and is considered to be a separate performance obligation according to ASC 606, and should be taken into consideration when allocating the transaction price of the sales of vehicle. The amount allocated to the customer loyalty points as separate performance obligation is recorded as contract liability (deferred revenue) and revenue should be recognized when the customer loyalty points are used or expired.

Customers or users of our mobile application can also obtain customer loyalty points through other ways, such as referring new customers to purchase the vehicles via the mobile application. As we offer these customer loyalty points to encourage user engagement and generate market awareness, we account for such points as selling and marketing expenses with a corresponding liability recorded under accruals and other current liabilities upon the points offering.

Practical Expedients and Exemptions

We elect to expense the costs to obtain a contract as incurred given the majority of the contract considerations for vehicle sales are allocated to the sales of Li ONE and recognized as revenues upon transfer of control of the vehicles, which is within one year after entering the sales contracts.

Product Warranties

We provide product warranties on all new vehicles based on the contracts with our users at the time of sale of vehicles. We accrue a warranty reserve for the vehicles sold, which includes the best estimates of projected costs to repair or replace vehicles under warranties. These estimates are primarily based on the estimates of the nature, frequency, and average costs of future claims. These estimates are inherently uncertain given our relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within the accrued and other current liabilities while the remaining balance is included within other non-current liabilities in the consolidated balance sheets. Warranty cost is recorded as a component of cost of sales in the consolidated statements of comprehensive loss. We reevaluate the adequacy of the warranty accrual on a regular basis.

We recognize the benefit from a recovery of the costs associated with the warranty when specifics of the recovery have been agreed with our suppliers and the amount of the recovery is virtually certain.

Impairment of Long-Lived Assets and Intangible Assets with Indefinite Lives

Long-lived assets include property, plant and equipment and intangible assets with definite lives. Long-lived assets are assessed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable in accordance with ASC 360. We measure the carrying amount of a long-lived asset against the estimated undiscounted future cash flows associated with it. The impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated.

Intangible assets with indefinite lives are tested for impairment at least annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the assets are impaired in accordance with ASC 350. We first perform a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of an indefinite-lived intangible asset. If we determine that it is more likely than not that the indefinite-lived intangible asset is impaired after performing the qualitative assessment, we calculate the fair value of the intangible asset and perform the quantitative impairment test by comparing the fair value of the asset with its carrying amount. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, we recognize an impairment loss in an amount equal to that excess. In consideration of the growing electric vehicle industry in China, our improving financial performance, the stable macroeconomic conditions in China, and our future manufacturing plans, we determined that it is not likely that the indefinite-lived intangible assets were impaired as of December 31, 2018, 2019, 2020 and March 31, 2021.

Consolidation of VIEs

Subsidiaries are those entities in which we, directly or indirectly, control more than half of the voting power, have the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or have the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which we, or any of our subsidiaries, through contractual arrangements, have the power to direct the activities that most significantly impact the entity’s economic performance, bear the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore we or our subsidiary is the primary beneficiary of the entity.

All significant intercompany balances and transactions within the group have been eliminated upon consolidation.

Share-Based Compensation

We grant share options to eligible employees, directors and consultants and accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation.

Employees’ share-based compensation awards granted with service conditions and the occurrence of an initial public offering as performance condition, are measured at the grant date fair value. Cumulative share-based compensation expenses for the options that have satisfied the service condition are recorded upon the completion of our initial public offering in the United States using the graded-vesting method.

The binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rates and expected dividends. The fair value of these awards was determined taking into account these factors.

The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by Li Auto Inc. for accounting purposes.

In July 2019, our board of directors and members approved the 2019 Plan to secure and retain the services of valuable employees, directors, and consultants and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of Class A ordinary shares which may be issued under the 2019 Plan is 141,083,452 as of the date of this [REDACTED].

We began to grant share options to employees from 2015. In conjunction with our reorganization in July 2019, we transferred share options from Beijing CHJ to Li Auto Inc. The share options under the 2019 Plan have a contractual term of ten years from the grant date. The options granted have both service and performance condition. The options are generally scheduled to be vested over five years, one-fifth of the awards shall be vested upon the end of the calendar year in which the awards were granted. Meanwhile, the options granted are only exercisable upon the occurrence of our initial public offering in the United States.

In July 2020, our board of directors and members adopted the 2020 Plan, which allows us to grant options to our employees, directors, and consultants. The maximum number of Class A ordinary shares that may be issued pursuant to all awards under the 2020 Plan upon the Listing is 165,696,625.

In March 2021, we adopted the 2021 Plan and granted options to purchase 108,557,400 Class B Ordinary Shares to Mr. Xiang Li, the Company’s founder and chief executive officer. On May 5, 2021, our board of directors approved to replace these share options with the same amount of restricted Class B ordinary shares under the 2021 Plan. These Class B ordinary shares will be converted to Class A ordinary shares on a one-to-one basis with effect immediately upon the Listing.

As of December 31, 2018 and 2019, we had not recognized any share-based compensation expenses for options granted, because we consider that it is not probable that the performance conditions will be satisfied until the event occurs. We recorded share-based compensation expenses of RMB142.8 million (US$21.8 million) for the year ended December 31, 2020, including cumulative share-based compensation expenses recognized upon the completion of our initial public offering in the United States. We recorded share-based compensation expenses of RMB182.9 million (US$27.9 million) for the three months ended March 31, 2021.

Fair Value of Options

For share options for the purchase of ordinary shares granted to employees, directors and consultants classified as equity awards, the related share-based compensation expenses would be measured based on the fair value of the awards on the grant date, which is calculated using the binomial option pricing model. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant.

The fair value of each option granted under the 2019 Plan and 2020 Plan for the years ended December 31, 2018, 2019, and 2020 and for the three months ended March 31, 2020 and 2021 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2018	2019	2020	2020	2021
				(Unaudited)
Exercise price (US$)	0.10	0.10	0.10	0.10	0.10
Fair value of the ordinary shares on the date of option grant (US$)	0.77 –0.89	0.90 –1.45	1.35 –1.90	1.45	14.42
Risk-free interest rate	3.69% – 3.92%	1.98% – 3.17%	0.69% – 1.92%	1.92%	0.93%
Expected term (in years)	10.00	10.00	10.00	10.00	10.00
Expected dividend yield	0%	0%	0%	0%	0%
Expected volatility	50% – 51%	47% – 48%	45% – 46%	45%	47%

The fair value of the option granted under the 2021 Plan was estimated on the date of grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

For the Three Months Ended March 31, 2021
Exercise price (US$)	14.63
Fair value of the ordinary shares on the date of option grant (US$)	10.67
Risk-free interest rate	1.59%
Expected term (in years)	10.00
Expected dividend yield	0%
Expected volatility	47%

Risk-free interest rate is estimated based on the yield curve of U.S. Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. We have never declared or paid any cash dividends on its capital stock, and we do not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options.

Fair Value of Ordinary Shares

The following table sets forth the fair value of our ordinary shares estimated at the grant dates of share options before our listing on the Nasdaq.

Valuation Date	Fair Value Per Share (US$)	DLOM	Discount Rate
January 1, 2018	0.77	20%	30.0%
July 1, 2018	0.89	20%	28.0%
January 1, 2019	0.90	15%	28.0%
July 1, 2019	1.27	10%	27.0%
December 31, 2019	1.45	10%	26.5%
March 31, 2020	1.35	10%	27.0%
July 1, 2020	1.90	5%	26.0%

In determining the grant date fair value of our ordinary shares for purposes of recording share-based compensation in connection with employee stock options, we evaluated the use of income approach to estimate the enterprise value of our company and income approach (discounted cash flow, or DCF method) was relied on for value determination. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

•	weighted average cost of capital, or WACC: The WACCs were determined with a consideration of the factors including risk-free rate, systematic risk, equity market premium, size of our company and our ability to achieve forecasted projections; and

•	discount for lack of marketability, or DLOM: DLOM was quantified by the Finnerty’s Average-Strike put options mode. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM.

The income approach involves applying appropriate WACCs to estimated cash flows that are based on earnings forecasts. Our expected revenues and earnings growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares from 2016 to 2019. The COVID-19 outbreak adversely affected our consolidated results of operations for the first quarter of 2020, resulting in a decrease in the fair value of our ordinary shares as of March 31, 2020. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.

The risk associated with achieving our forecasts were assessed in selecting the appropriate WACCs, which ranged from 26% to 30%. The option-pricing method was used to allocate equity value to preferred and ordinary shares. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management.

Significant Factors Contributing to the Difference in Fair Value Determined

The determined fair value of our ordinary shares increased from US$0.77 per share as of January 1, 2018 to US$0.90 per share as of January 1, 2019. We believe that the increase in the fair value of our ordinary shares was primarily attributable to the following factors:

•	we raised additional capital by issuing Series B-2 preferred shares in June 2018 and by issuing Series B-3 preferred shares in January 2019 to certain investors, which provided us with additional capital for our business expansion;

•	as we progressed towards being qualified for an initial public offering in the United States, the lead time to an expected liquidity event decreased, resulting in a decrease of DLOM from 20% as of January 1, 2018 to 15% as of January 1, 2019; and

•	as a result of progress events described above and the continuous growth of our business, the discount rate decreased from 30.0% as of January 1, 2018 to 28.0% as of January 1, 2019.

The determined fair value of our ordinary shares increased from US$0.90 per share as of January 1, 2019 to US$1.45 per share as of December 31, 2019. We believe that the increase in the fair value of our ordinary shares was primarily attributable to the following factors:

•	we raised additional capital by issuing Series C preferred shares in July 2019 to certain investors, which provided us with additional capital for our business expansion;

•	as we progressed towards being qualified for an initial public offering in the United States, the lead time to an expected liquidity event decreased, resulting in a decrease of DLOM from 15% as of January 1, 2019 to 10% as of December 31, 2019; and

•	as a result of progress events described above and the continuous growth of our business, the discount rate decreased from 28.0% as of January 1, 2019 to 26.5% as of December 31, 2019.

The determined fair value of our ordinary shares decreased from US$1.45 per share as of December 31, 2019 to US$1.35 per share as of March 31, 2020. We believe that the decrease in the fair value of our ordinary shares was primarily attributable to the following factor:

•	due to the outbreak of the COVID-19 pandemic in China since the end of January 2020, there has been uncertainty and disruption in the Chinese economy and the China automotive industry; therefore the discount rate increased from 26.5% as of December 31, 2019 to 27.0% as of March 31, 2020.

The determined fair value of our ordinary shares increased from US$1.35 per share as of March 31, 2020 to US$1.90 per share as of July 1, 2020. We believe that the increase in the fair value of our ordinary shares was primarily attributable to the following factors:

•	as we progressed towards being qualified for an initial public offering, the lead time to an expected liquidity event decreased, resulting in a decrease of DLOM from 10% as of March 31, 2020 to 5% as of July 1, 2020; and

•	as a result of progress events described above and the continuous growth of our business, the discount rate decreased from 27.0% as of March 31, 2020 to 26.0% as of July 1, 2020.

Warrants and Derivative Liabilities

As the warrants and derivative liabilities are not traded in an active market with readily observable quoted prices, we use significant unobservable inputs (Level 3) to measure the fair value of these warrants and derivative liabilities at inception and at each subsequent balance sheet date.

Our Directors adopted the following procedures in relation to the valuation of our Level 3 financial liabilities: (i) reviewed the terms of Preferred Shares agreements; (ii) engaged an independent professional valuer that has appropriate qualifications and relevant experience; (iii) reviewed and discussed with the valuer on the valuation methodology and relevant assumptions; and (iv)  reviewed the valuation working papers and results prepared by the valuer. Based on the above procedures, our Directors are of the view that the valuation analysis performed by the valuer is fair and reasonable, and the Level 3 fair value measurements in our financial statements are properly prepared.

For valuation dates before June 30, 2020, significant factors, assumptions and methodologies used in determining the fair value of these warrants and derivative liabilities, include applying the discounted cash flow approach, and such approach involves certain significant estimates which are as follows:

Discount Rate

Date	Discount Rate
January 7, 2019	31%
March 31, 2019	31%
June 30, 2019	30%
July 2, 2019	30%
September 30, 2019	29%
December 31, 2019	29%
March 31, 2020	30%
June 30, 2020	29%

The discount rates listed out in the table above were based on the cost of equity, which was calculated using the capital asset pricing model, or CAPM, the most commonly adopted method for estimating the required rate of return for equity. Under CAPM, the cost of equity was determined by considering a number of factors including risk-free rate, systematic risk, equity market premium, size of our company and our ability to achieve forecasted projections.

Upon the completion of our initial public offering in the United States, the fair value of warrants and derivative liabilities is determined with reference to the initial public offering price of our ADSs on the Nasdaq Global Select Market.

Comparable Companies

In deriving the cost of equity as the discount rates under the income approach, certain publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they design, develop, manufacture, and sell electric vehicles and (ii) their shares are publicly traded in Hong Kong or the United States.

The following summarizes the rollforward of the beginning and ending balance of the Level 3 warrants and derivative liabilities:

Total
RMB
Fair value of Level 3 warrants and derivative liabilities as of December 31, 2018	—
Issuance	1,240,859
Unrealized fair value change loss	504,164
Exercise	(45,858)
Expire	(77,739)
Translation to reporting currency	27,264

Fair value of Level 3 warrants and derivative liabilities as of December 31, 2019	1,648,690

Issuance	328,461
Unrealized fair value change gain	(272,327)
Exercise	(1,706,003)
Translation to reporting currency	1,179

Fair value of Level 3 warrants and derivative liabilities as of December 31, 2020	—

Unrealized fair value change loss/(gain) and expire are recorded “Changes in fair value of warrants and derivative liabilities” in the consolidated statements of comprehensive loss.

The fair value measurement of warrants and derivative liabilities is set forth in Note 28 to the Accountant’s Report in Appendix I to this [REDACTED], which was issued by the Reporting Accountant in accordance with HKSIR 200 “Accountants’ Reports on Historical Financial Information in Investment Circulars” issued by the Hong Kong Institute of Certified Public Accountants. The Reporting Accountant’s opinion on our historical financial information for the Track Record Period as a whole is set out on page I-2 of Appendix I to this [REDACTED].

In relation to the fair value measurement of the warrants and derivative liabilities categorized within Level 3 of fair value measurement, the Joint Sponsors have conducted relevant due diligence work, including but not limited to, (i) reviewing relevant notes and disclosure in the Accountants’ Report in Appendix I to this [REDACTED]; (ii) discussing with the Company and the Reporting Accountant the valuation methodology, and the key basis and assumptions for the valuation of the warrants liabilities and derivative liabilities categorized within Level 3 of fair value measurement; (iii) reviewed the valuation analysis prepared by the external valuer engaged by the Company; and (iv) obtaining and reviewing the credentials of the external valuer engaged by the Company. Having considered the work done by the Directors and the Reporting Accountant and the relevant due diligence conducted by the Joint Sponsors, nothing has come to the Joint Sponsors’ attention to disagree with the Directors and the Reporting Accountant in respect of the valuation of such warrants and derivative liabilities.

DESCRIPTION OF KEY COMPONENTS OF OUR RESULTS OF OPERATIONS

Revenues

Our revenues consist of vehicle sales and other sales and services revenues. We began recognizing vehicle sales revenues in December 2019, when we began making deliveries of Li ONEs. We also recognize revenues from peripheral products and services, including embedded products and services of vehicle sales such as charging stalls, vehicle internet connection services, FOTA upgrades, and extended lifetime warranties for initial owners, standalone services such as our Li Plus Membership, and maintenance service.

Cost of Sales

Our cost of sales primarily consists of cost of vehicles sales, including direct production and material costs, labor costs, manufacturing overhead (including depreciation of assets associated with the production), shipping and logistics costs, and reserves for estimated warranty costs.

Operating Expenses

Our operating expenses consist of research and development expenses and selling, general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist of (i) employee compensation for our research and development staff, including salaries, bonuses, and other benefits, (ii) design and development expenses, primarily including consultation fees and validation and testing fees, (iii) depreciation and amortization expenses of equipment and software for our research and development activities, and (iv) rental and other expenses. Research and development costs are expensed as incurred.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist of (i) employee compensation for employees other than research and development staff, including salaries, bonuses, and other benefits, (ii) marketing and promotional expenses, (iii) rental and related expenses primarily for our offices, retail stores and delivery and servicing centers, (iv) depreciation and amortization expenses primarily relating to leasehold improvements, factory buildings, facilities and equipment before the start of production, and (v) office supplies and other expenses.

Interest Expense

Interest expense represents accrued interest with respect to our indebtedness, including convertible debt, financing lease for our manufacturing facility, secured note payable, and borrowings.

Investment Income, Net

Investment income primarily consists of gain from short-term investments and fair value change of long-term investments.

Foreign Exchange (Loss)/Gain, Net

Foreign exchange (loss)/gain, net, represent loss or gain resulting from the fluctuations in foreign exchange rates.

Share of Loss of Equity Method Investees

Share of loss of equity method investees primarily consists of our share of loss of a joint venture investee.

Change in Fair Value of Warrants and Derivative Liabilities

Change in fair value of warrants and derivative liabilities consists of fair value change of the warrants issued during our Series B-3 financing and Series C financing and the conversion feature bifurcated from our preferred shares.

TAXATION

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiary incorporated in Hong Kong, Leading Ideal HK Limited, is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, our subsidiary in Hong Kong is exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our subsidiary in Hong Kong to us are not subject to any Hong Kong withholding tax.

China

Beijing CHJ is qualified as a high and new technology enterprise under the PRC Enterprise Income Tax Law and is eligible for a preferential enterprise income tax rate of 15%, while other PRC companies are subject to enterprise income tax at a uniform rate of 25%. The enterprise income tax is calculated based on an entity’s global income as determined under PRC tax laws and accounting standards.

Our vehicles sales are subject to value-added tax at a rate of 13%, less the value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC laws.

Dividends paid by our PRC subsidiaries in China to our Hong Kong subsidiary will be subject to a withholding tax rate of 10%, unless the Hong Kong subsidiary satisfies all the requirements under the Arrangement Between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital and receives approval from the relevant tax authority, in which case dividends paid to the Hong Kong subsidiary will be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the aforementioned approval requirement had been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and to settle overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors —Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

RESULTS OF OPERATIONS

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this [REDACTED]. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2018	2019	2020		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$

					(in thousands) (unaudited)
Revenues:
—Vehicle sales	—	280,967	9,282,703	1,416,817	841,058	3,463,673	528,660
—Other sales and services	—	3,400	173,906	26,543	10,617	111,528	17,022

Total revenues	—	284,367	9,456,609	1,443,360	851,675	3,575,201	545,682

Cost of sales(1):
—Vehicle sales	—	(279,555)	(7,763,628)	(1,184,961)	(769,996)	(2,878,994)	(439,420)
—Other sales and services	—	(4,907)	(143,642)	(21,924)	(13,391)	(79,474)	(12,130)

Total cost of sales	—	(284,462)	(7,907,270)	(1,206,885)	(783,387)	(2,958,468)	(451,550)

Gross (loss)/profit	—	(95)	1,549,339	236,475	68,288	616,733	94,132
Operating expenses:
—Research and development(1)	(793,717)	(1,169,140)	(1,099,857)	(167,871)	(189,690)	(514,500)	(78,528)
—Selling, general and administrative(1)	(337,200)	(689,379)	(1,118,819)	(170,765)	(112,761)	(509,924)	(77,830)

Total operating expenses	(1,130,917)	(1,858,519)	(2,218,676)	(338,636)	(302,451)	(1,024,424)	(156,358)

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2018	2019	2020		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$

	(in thousands)
	(unaudited)
Loss from operations Other (expense)/income:	(1,130,917)	(1,858,614)	(669,337)	(102,161)	(234,163)	(407,691)	(62,226)
Interest expense	(63,467)	(83,667)	(66,916)	(10,213)	(19,635)	(14,582)	(2,226)
Interest income	3,582	30,256	41,316	6,306	7,595	29,694	4,532
Investment income/(loss), net	68,135	49,375	213,600	32,602	(23,770)	148,778	22,708
Share of loss of equity method investee	(35,826)	(162,725)	(2,520)	(385)	(420)	(322)	(49)
Foreign exchange (loss)/gain, net	(3,726)	31,977	(6,719)	(1,026)	1,970	(93,494)	(14,270)
Changes in fair value of warrants and derivative liabilities	—	(426,425)	272,327	41,565	176,283	—	—
Others, net	(3,077)	1,949	29,372	4,483	654	3,605	550

Loss before income tax expense	(1,165,296)	(2,417,874)	(188,877)	(28,829)	(91,486)	(334,012)	(50,981)
Net loss	(1,532,318)	(2,438,536)	(151,657)	(23,148)	(77,113)	(359,967)	(54,943)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2018	2019	2020		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$

	(in thousands)
	(unaudited)
Cost of sales	—	—	1,515	231	—	6,209	948
Research and development expenses	—	—	60,789	9,278	—	116,609	17,798
Selling, general and administrative expenses	—	—	80,491	12,285	—	60,110	9,175

Total	—	—	142,795	21,794	—	182,928	27,921

PERIOD-TO-PERIOD COMPARISON OF RESULTS OF OPERATIONS

Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2020

Revenues

Our total revenues increased from RMB851.7 million in the three months ended March 31, 2020 to RMB3.6 billion (US$545.7 million) in the three months ended March 31, 2021, due to the increase in sales volume of vehicles. Revenues from vehicle sales were RMB3.5 billion (US$528.7 million) in the three months ended March 31, 2021, compared with RMB841.1 million in the three months ended March 31, 2020. The increase was primarily attributable to the increase in vehicle deliveries with the continuous expansion of our sales network. Revenues from other sales and services were RMB111.5 million (US$17.0 million) in the three months ended March 31, 2021, compared with RMB10.6 million in the three months ended March 31, 2020. The increase was primarily attributable to increased sales of charging stalls, accessories, and services in line with higher accumulated vehicle sales.

Cost of Sales

Our cost of sales increased from RMB783.4 million in the three months ended March 31, 2020 to RMB3.0 billion (US$451.6 million) in the three months ended March 31, 2021, primarily due to the increase in sales volume of vehicles.

Gross Profit

As a result of the foregoing, our gross profit increased from RMB68.3 million in the three months ended March 31, 2020 to RMB616.7 million (US$94.1 million) in the three months ended March 31, 2021. Gross profit from vehicle sales increased from RMB71.1 million for the three months ended March 31, 2020 to RMB584.7 million (US$89.2 million) for the three months ended March 21, 2021. Gross profit from other sales and services was RMB32.1 million (US$4.9 million) for the three months ended March 31, 2021, compared with a gross loss of RMB2.8 million for the three months ended March 31, 2020. The increase of gross profit for the three months ended March 31, 2021 was primarily attributable to increased vehicle deliveries and increased sales of accessories and services in line with higher accumulated vehicle sales with higher gross margin benefiting from economies of scale.

Research and Development Expenses

Our research and development expenses increased from RMB189.7 million in the three months ended March 31, 2020 to RMB514.5 million (US$78.5 million) in the three months ended March 31, 2021, primarily attributable to (i) increased share-based compensation expenses derived from incremental share options granted with higher fair value in January 2021 while no share-based compensation expenses were recognized for stock options with service conditions and a performance condition related to our initial public offering in the United States in the first quarter of 2020, (ii) increased research and development activities for our next vehicle models, and (iii) increased headcount. Excluding the impact of share-based compensation expenses, our research and development expenses increased from RMB189.7 million in the three months ended March 31, 2020 to RMB397.9 million (US$60.7 million) in the three months ended March 31, 2021.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased from RMB112.8 million in the three months ended March 31, 2020 to RMB509.9 million (US$77.8 million) in the three months ended March 31, 2021, primarily driven by (i) increased marketing and promotional activities, (ii)  increased headcount and rental expenses with the expansion of our sales network, and (iii) increased share-based compensation expenses.

Loss from Operations

As a result of the foregoing, the operating loss increased from RMB234.2 million in the three months ended March 31, 2020 to RMB407.7 million (US$62.2 million) in the three months ended March 31, 2021.

Interest Expense

Our interest expense decreased from RMB19.6 million in the three months ended March 31, 2020 to RMB14.6 million (US$2.2 million) in the three months ended March 31, 2021, primarily attributable to the decreased principal of the corporate loan in June 2020.

Investment Income/(Loss), Net

We recorded net investment loss of RMB23.8 million in the three months ended March 31, 2020 due to the decrease in the fair value of certain equity securities we invested, as compared to net investment income of RMB148.8 million (US$22.7 million) in the three months ended March 31, 2021, primarily attributable to a significant expansion in the scale of our investment in wealth management products.

Foreign Exchange (Loss)/Gain, Net

We recorded net foreign exchange loss of RMB93.5 million (US$14.3 million) in the three months ended March 31, 2021, compared with net foreign exchange gain of RMB2.0 million in the three months ended March 31, 2020, primarily attributable to fluctuations in foreign exchange rates.

Change in Fair Value of Warrants and Derivative Liabilities

We recorded RMB176.3 million fair value gain of warrants and derivative liabilities in the three months ended March 31, 2020, and these warrants and derivative liabilities were expired or exercised upon the completion of the initial public offering in the United States in July 2020.

Net Loss

As a result of the foregoing, we incurred net loss of RMB360.0 million (US$54.9 million) in the three months ended March 31, 2021, compared with net loss of RMB77.1 million in the three months ended March 31, 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

We began making deliveries of Li ONEs in December 2019, making 2020 our first full year after commencing vehicle deliveries. Our total revenues increased from RMB284.4 million in 2019 to RMB9.5 billion (US$1.4 billion) in 2020, due to increase in sales volume of vehicles. Revenues from vehicle sales were RMB9.3 billion (US$1.4 billion) in 2020, compared with RMB281.0 million in 2019. Revenues from other sales and services were RMB173.9 million (US$26.5 million) in 2020, compared with RMB3.4 million in 2019.

Cost of Sales

Our cost of sales increased from RMB284.5 million in 2019 to RMB7.9 billion (US$1.2 billion) in 2020, primarily due to the increase of direct production and material costs, labor costs, manufacturing overhead, shipping and logistic costs, and reserves for estimated warranty costs. The increase of the cost of sales was the result of the increase in sales volume of vehicles.

Gross (Loss)/Profit

As a result of the foregoing, we generated gross profit of RMB1.5 billion (US$236.5 million) in 2020, compared with RMB0.1 million gross loss in 2019. Gross profit from vehicle sales was RMB1.5 billion (US$231.9 million) in 2020, compared with a gross profit of RMB1.4 million in 2019. Gross profit from other sales and services was RMB30.3 million (US$4.6 million) in 2020, compared with a gross loss of RMB1.5 million in 2019. The increase of gross profit in 2020 was primarily attributable to increased vehicle deliveries and increased sales of accessories and services in line with higher accumulated vehicle sales with higher gross margin benefiting from economies of scale.

Research and Development Expenses

Our research and development expenses decreased from RMB1.2 billion in 2019 to RMB1.1 billion (US$167.9 million) in 2020, primarily attributable to a decrease in design and development expenses from RMB603.3 million to RMB406.2 million (US$62.3 million) due to higher validation and testing fees that we incurred in 2019 to prepare for the production of Li ONE, partially offset by an increase in employee compensation expenses from RMB461.9 million to RMB580.2 million (US$88.6 million) due to share-based compensation expenses recognized related to the stock options granted to employees with service conditions and a performance condition related to our initial public offering in the United States as well as our headcount growth. Excluding the impact of share-based compensation expenses, our research and development expenses decreased from RMB1.2 billion in 2019 to RMB1.0 billion (US$158.6 million) in 2020.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased from RMB689.4 million in 2019 to RMB1.1 billion (US$170.8 million) in 2020, primarily attributable to (i) an increase in employee compensation from RMB238.4 million to RMB449.1 million (US$68.5 million) due to increased headcount and share-based compensation expenses recognized related to the stock options granted to employees with service conditions and a performance condition related to our initial public offering in the United States, (ii) an increase in marketing and promotional expenses from RMB176.4 million to RMB264.8 million (US$40.4 million) due to increased marketing and promotional activities, and (iii) an increase in rental and related expenses from RMB78.9 million to RMB162.9 million (US$24.9 million) related to the expansion of our network of retail stores and delivery and servicing centers.

Loss from Operations

As a result of the foregoing, the operating loss decreased from RMB1.9 billion in 2019 to RMB669.3 million (US$102.2 million) in 2020.

Interest Expense

Our interest expense decreased from RMB83.7 million in 2019 to RMB66.9 million (US$10.2 million) in 2020, primarily attributable to the conversion of convertible promissory notes into preferred shares in July 2019 and the decreased principal of the corporate loan in June 2020.

Investment Income, Net

Our net investment income increased significantly from RMB49.4 million in 2019 to RMB213.6 million (US$32.6 million) in 2020, primarily attributable to an increase in the scale of our investments in wealth management products.

Share of Loss of Equity Method Investees

Our share of loss of equity method investees decreased significantly from RMB162.7 million in 2019 to RMB2.5 million (US$384.6 thousand) in 2020. The amount in 2019 was primarily attributable to our equity stake in a joint venture investee, and we did not incur share of loss of that investee in 2020 as the carrying value of that investment had been reduced to zero as of December 31, 2019.

Foreign Exchange (Loss)/Gain, Net

We recorded net foreign exchange loss of RMB6.7 million (US$1.0 million) in 2020, compared with net foreign exchange gain of RMB32.0 million in 2019, primarily attributable to fluctuations in foreign exchange rates.

Change in Fair Value of Warrants and Derivative Liabilities

We recorded RMB272.3 million (US$41.6 million) of fair value gain of warrants and derivative liabilities in 2020, compared with RMB426.4 million of fair value loss of warrants and derivative liabilities in 2019, primarily attributable to the change in the fair value of our company and the decreased possibility of the exercise of warrant and conversion rights of preferred shareholders.

Net Loss

As a result of the foregoing, we incurred net loss of RMB151.7 million (US$23.1 million) in 2020, compared with net loss of RMB2.4 billion in 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues

We began generating revenues in December 2019, when we began making deliveries of Li ONEs. We recorded RMB281.0 million of vehicle sales revenues and RMB3.4 million of other sales and services revenues in 2019.

Cost of Sales

Our cost of sales was RMB284.5 million in 2019, primarily consisting of BOM costs, production costs, and reserves for estimated warranty costs in connection with sales of Li ONEs.

Gross Loss

As a result of the foregoing, we incurred gross loss of RMB0.1 million in 2019.

Research and Development Expenses

Our research and development expenses increased by 47.3% from RMB793.7 million in 2018 to RMB1.2 billion in 2019, primarily attributable to (i) an increase in design and development expenses from RMB423.7 million to RMB603.3 million due to the increase in validation and testing fees as we prepared for and commenced production of Li ONE in 2019, and (ii) an increase in employee compensation expenses from RMB311.2 million to RMB461.9 million in line with the expansion of our research and development department.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased significantly from RMB337.2 million in 2018 to RMB689.4 million in 2019, primarily attributable to (i) an increase in marketing and promotional expenses from RMB35.1 million to RMB176.4 million mainly due to the increased number of test-drive vehicles and showroom vehicles with the expansion of our retail stores, (ii) an increase in employee compensation expenses from RMB171.9 million to RMB238.4 million due to an increase in the number of relevant employees, and (iii) an increase in rental and related expenses from RMB13.7 million to RMB78.9 million due to the expansion of our network of retail stores and delivery and servicing centers.

Loss from Operations

As a result of the foregoing, we incurred an operating loss of RMB1.9 billion in 2019, compared with RMB1.1 billion in 2018.

Interest Expense

Our interest expense increased by 31.8% from RMB63.5 million in 2018 to RMB83.7 million in 2019, primarily attributable to an increase in our indebtedness in 2019 including convertible promissory notes in an aggregate principal amount of US$25.0 million issued in the first quarter of 2019 and amortized debt discount of secured note payable.

Investment Income, Net

Our net investment income decreased significantly from RMB68.1 million in 2018 to RMB49.4 million in 2019, primarily attributable to a decrease in the scale of our investments in wealth management products, partially offset by an increase in the fair value change of long-term investments.

Share of Loss of Equity Method Investees

Our share of loss of equity method investees increased significantly from RMB35.8 million in 2018 to RMB162.7 million in 2019, primarily attributable to our equity stake in an investee company, or the Investee A. During the year ended December 31, 2019, the Investee A decided to abandon its business, resulting in significant potential impairment loss of certain assets and our share of net loss exceeding the opening carrying value of the investment in Investee A. Therefore, we recognized the share of net loss of Investee A to the extent that the carrying value of the investment in Investee A reduced to zero, which amounted to RMB160.6 million. See Note 13 to our consolidated financial statements included in the Accountant’s Report in Appendix I to this [REDACTED].

Foreign Exchange (Loss)/Gain, Net

We recorded net foreign exchange gain of RMB32.0 million in 2019, compared with net foreign exchange loss of RMB3.7 million in 2018, primarily attributable to fluctuations in foreign exchange rates in 2019.

Change in Fair Value of Warrants and Derivative Liabilities

We recorded RMB426.4 million of loss from the fair value change of warrants and derivative liabilities in 2019, attributable to an increase in the fair value of our warrants and derivative liabilities driven by the increase in the fair value of our company.

Net Loss

As a result of the foregoing, we incurred net loss of RMB2.4 billion in 2019, compared with RMB1.5 billion in 2018.

DISCUSSION OF CERTAIN KEY BALANCE SHEET ITEMS

The following table sets forth selected information from our consolidated balance sheets as of the dates indicated, which have been extracted from our audited consolidated financial statements included in Appendix I to this [REDACTED].

	As of December 31,				As of March 31,
	2018	2019	2020		2021
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Total current assets	2,294,340	5,065,839	31,391,109	4,791,218	32,334,910	4,935,272
Total non-current assets	3,486,600	4,447,583	4,982,167	760,426	5,409,231	825,610

Total assets	5,780,940	9,513,422	36,373,276	5,551,644	37,744,141	5,760,882

Total current liabilities	1,749,373	4,679,720	4,309,221	657,715	5,549,605	847,036
Total non-current liabilities	1,228,303	252,571	2,260,458	345,012	2,461,876	375,755

Total liabilities	2,977,676	4,932,291	6,569,679	1,002,727	8,011,481	1,222,791

Total mezzanine equity	5,199,039	10,255,662	—	—	—	—
Total shareholders’ (deficit)/equity	(2,395,775)	(5,674,531)	29,803,597	4,548,917	29,732,660	4,538,091

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	5,780,940	9,513,422	36,373,276	5,551,644	37,744,141	5,760,882

The following table sets forth our current assets and current liabilities as of the dates indicated.

	As of December 31,				As of March 31,		As of May 31,
	2018	2019	2020		2021		2021
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
							(unaudited)
Current assets:
Cash and cash equivalents	70,192	1,296,215	8,938,341	1,364,258	6,070,720	926,573	7,889,153	1,204,120
Restricted cash	25,000	140,027	1,234,178	188,372	2,111,642	322,300	2,129,706	325,057
Time deposits and short-term investments	859,913	2,272,653	19,701,382	3,007,017	22,175,797	3,384,688	24,902,415	3,800,851
Trade receivables	—	8,303	115,549	17,636	114,456	17,469	117,855	17,988
Inventories	155	518,086	1,048,004	159,957	1,383,740	211,200	1,106,115	168,826
Prepayments and other current assets	1,318,040	812,956	353,655	53,978	478,555	73,042	620,167	94,656
Assets held for sale, current	21,040	17,599	—	—	—	—	—	—

Total current assets	2,294,340	5,065,839	31,391,109	4,791,218	32,334,910	4,935,272	36,765,411	5,611,498

Current liabilities:
Short-term borrowings	20,000	238,957	—	—	—	—	—	—
Trade and notes payable	337,107	624,666	3,160,515	482,389	4,311,223	658,021	4,270,698	651,836
Amounts due to related parties	5,747	9,764	19,206	2,931	16,135	2,463	11,544	1,762
Deferred revenue, current	—	56,695	271,510	41,441	235,131	35,888	249,868	38,137
Operating lease liabilities, current	41,904	177,526	210,531	32,133	244,962	37,389	301,064	45,951
Finance lease liabilities, current	66,111	360,781	—	—	—	—	—	—
Warrants and derivative liabilities	—	1,648,690	—	—	—	—	—	—
Accruals and other current liabilities	1,272,126	867,259	647,459	98,821	742,154	113,275	949,606	144,938
Convertible debts, current	—	692,520	—	—	—	—	—	—
Liabilities held for sale, current	6,378	2,862	—	—	—	—	—	—

Total current liabilities	1,749,373	4,679,720	4,309,221	657,715	5,549,605	847,036	5,782,780	882,624

Net current assets	544,967	386,119	27,081,888	4,133,503	26,785,305	4,088,236	30,982,631	4,728,874

Our net current assets slightly decreased from RMB27.1 billion (US$4.1 billion) as of December 31, 2020 to RMB26.8 billion (US$4.1 billion) as of March 31, 2021, primarily due to an increase of RMB1.2 billion in trade and notes payable for raw materials attributable to the expansion of our business, partially offset by (i) the increase of RMB335.7 million in inventories attributable to the expansion of our business, (ii) the increase of RMB484.3 million in cash and cash equivalents, restricted cash and time deposits and short-term investments primarily attributable to the positive net cash flows provided by operating activities, and (iii) the increase of RMB124.9 million in prepayments and other current assets primarily attributable to the increased deductible VAT input and increased prepayments to vendors.

Our net current assets increased from RMB386.1 million as of December 31, 2019 to RMB27.1 billion (US$4.1 billion) as of December 31, 2020, primarily due to (i) an increase of RMB17.4 billion in time deposits and short-term investments, (ii) an increase of RMB7.6 billion in cash and cash equivalents, (iii) an increase of RMB1.1 billion in restricted cash, and (iv) a decrease of RMB1.6 billion in warrants and derivative liabilities, partially offset by an increase of trade of RMB2.5 billion in trade and notes payable.

Our net current assets decreased from RMB545.0 million as of December 31, 2018 to RMB386.1 million as of December 31, 2019, primarily due to (i) an increase of RMB1.6 billion in warrants and derivative liabilities, (ii) an increase of RMB692.5 million in convertible debts, current, and (iii) a decrease of RMB505.1 million in prepayments and other current assets in connection with prepayments for raw materials, partially offset by (y) an increase of RMB1.4 billion in time deposits and short-term investments primarily attributable to an increase in redeemable and low-risk investment products and time deposits purchased at major banks in China and overseas, and (z)  an increase of RMB1.2 billion in cash and cash equivalents primarily attributable to cash proceeds from our Series B3 and Series C convertible redeemable preferred share financings in 2019.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less. Our cash and cash equivalents increased from RMB70.2 million as of December 31, 2018 to RMB1.3 billion as of December 31, 2019, primarily due to cash proceeds from our Series B3 and Series C convertible redeemable preferred share financings in 2019, further increased to RMB8.9 billion (US$1.4 billion) as of December 31, 2020, primarily due to cash proceeds from our Series D convertible redeemable preferred share financing, the initial public offering, and the follow-on offering in the United States, and then decreased to RMB6.1 billion (US$926.6 million) as of March 31, 2021, primarily due to the increase in restricted cash, time deposit and short-term investments.

Restricted Cash

Restricted cash mainly represents (i)  the secured deposits held in designated bank accounts for issuance of letter of credit, bank guarantee and bank acceptance bill; and (ii) the deposits held in designated bank accounts for security of the repayment of the notes payable. Our restricted cash increased from RMB25.0 million as of December 31, 2018 to RMB140.0 million as of December  31, 2019, further to RMB1.2 billion (US$188.4 million) as of December 31, 2020, and further to RMB2.1 billion (US$322.3 million) as of March 31, 2021, primarily due to an increase in deposits held in designated bank accounts for the issuance of letter of credit, bank guarantee, and bank acceptance bill.

Time Deposits and Short-Term Investments

Time deposits are those balances placed with the banks with original maturities longer than three months but less than one year. Short-term investments primarily consisted of investments in financial instruments with variable interest rates and maturity dates within one year. From the cash management and risk control perspective, we diversify our investment portfolios and mainly purchase low risk products from reputable financial institutions and prefer those products with high liquidity. We elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Fair value is estimated based on quoted prices of similar financial products provided by financial institutions at the end of each period. Changes in the fair value are reflected in the consolidated statements of comprehensive loss as “Investment income/(loss), net.” Our time deposits and short-term investments increased from RMB859.9 million as of December 31, 2018 to RMB2.3 billion as of December 31, 2019, further to RMB19.7 billion (US$3.0 billion) as of December 31, 2020, and further to RMB22.2 billion (US$3.4 billion) as of March 31, 2021, primarily due to an increase in redeemable and low-risk investment products and time deposits purchased at major banks in China and overseas. We recorded gains related to short-term investments of RMB96.9 million, RMB40.9 million, RMB235.6 million (US$36.0 million), RMB11.5 million, and RMB158.8 million (US$24.2 million) for the years ended December 31, 2018, 2019, and 2020 and for the three months ended March 31, 2020 and 2021, respectively.

Trade Receivables

Our trade receivables primarily include amounts of vehicle sales related to government subsidies to be collected from government on behalf of our users. We began making deliveries of Li ONEs in December 2019 and our trade receivable increased from RMB8.3 million as of December 31, 2019 to RMB115.5 million (US$17.6 million) as of December 31, 2020 due to the increased accumulated vehicle deliveries, and remained stable at RMB114.5 million (US$17.5 million) as of March 31, 2021 due to the issuance of the circular that made Li ONE no longer eligible for the government subsidy after July 2020.

The following table sets forth an aging analysis of our trade receivable (net of allowance for doubtful debts) as of the dates indicated:

	As of December 31,			As of March 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB

	(in thousands)
Within 3 months	–	8,303	10,429	7,423
Between 3 months and 6 months	–	–	18,914	3,888
Between 6 months and 1 year	–	–	77,903	65,767
More than 1 year	–	–	8,303	37,378

Total	–	8,303	115,549	114,456

Trade receivables related to government subsidies as of each period end presented are due in the late 2021 and expected to be collectively collected in 2022 according to the relevant policies and practice, as only models with cumulative deliveries of more than 10,000 are eligible for the application of government subsidies clearance, which may take more than a year to process. For the vehicles issued with license plates from our commencement of deliveries in 2019 to April 22, 2020, we are eligible to receive RMB10,000 per vehicle. For the vehicles issued with license plates from April 23 to July 22, 2020, we are eligible to receive RMB8,500 per vehicle. The following table sets forth a breakdown of the government subsidies we expect to collect:

	Number of vehicles issued with license plates	Amount of government subsidies per vehicle	Total government subsidies to be collected
	(RMB in thousands)
From 2019 to April 22, 2020	3,459	10.0	34,590
From April 23 to July 22, 2020	8,072	8.5	68,612

Total	11,531	—	103,202

We recorded credit losses of RMB315 thousand for trade receivable as of March 31, 2021, based on expected credit loss approach. We believe that there is no recoverability issue for trade receivables aged over one year.

Inventories

Our inventories primarily included vehicles ready for sales, raw materials, work in process, and supplies. Our inventories increased from RMB155 thousand as of December 31, 2018 to RMB518.1 million as of December 31, 2019, further to RMB1.0 billion (US$160.0 million) as of December 31, 2020, and further to RMB1.4 billion (US$211.2 million) as of March 31, 2021, primarily due to the expansion of our business.

The turnover days of our inventories were 36.2 days in 2020 and 37.0 days in the first quarter of 2021, which are derived by dividing the arithmetic mean of the opening and closing balance of inventories for the relevant period by cost of sales and multiplying by the numbers of days for the given year or period.

As of December 31, 2018, 2019, and 2020 and March 31, 2021, 99.5% of our inventory balance was less than one year. As of May  31, 2021, RMB1.3 billion, or 96.9%, of our inventory balance as of March 31, 2021 had been sold or utilized.

Prepayments and Other Current Assets

Prepayments and other current assets consist of deductible VAT input, prepayments to vendors, loan receivable form Lifan Holdings, receivable form Lifan Passenger Vehicle, prepaid rental and deposits, and others. Our prepayments and other current assets decreased from RMB1.3 billion as of December 31, 2018 to RMB813.0 million as of December 31, 2019, primarily due to the repayment of loan to Lifan Holdings and the transfer-out of receivable from Lifan Passenger Vehicle with the disposal of Chongqing Zhizao Automobile Co., Ltd., or Chongqing Zhizao, further to RMB353.7 million (US$54.0 million) as of December 31, 2020, primarily due to decreased deductible VAT input with increased vehicle sales and decreased prepayments for raw materials, and then increased to RMB478.6 million (US$73.0 million) as of March 31, 2021, primarily due to increased deductible VAT input and increased payments to vendors.

Short-term Borrowings

Short-term borrowings consist of secured notes payable, secured borrowings, and unsecured bank loans. Our short-term borrowings increased from RMB20.0 million as of December 31, 2018 to RMB239.0 million as of December 31, 2019, primarily due to the increase of secured notes payable of RMB113.9 million, the secured borrowing of RMB94.6 million from the failed sales and leaseback transaction of Changzhou Production Base II and the unsecured bank loan of RMB30.0 million, and then decreased to zero as of December 31, 2020 and March 31, 2021, primarily due to the repayment of the secured notes payable and the unsecured bank loan and the reclassification of the secured borrowing to the non-current liabilities due to the maturity extension in June 2020.

Finance Lease Liabilities, Current

Finance lease liabilities, current as of December 31, 2018 were derived from certain non-transferable finance lease contracts from the acquisition of Chongqing Zhizao, which were entered into before the acquisition. Theses liabilities were transferred out with the disposal of Chongqing Zhizao in 2019. Finance lease liabilities, current as of December 31, 2019 represented the payable for the lease of Changzhou Production Base with an option to purchase it before December 31, 2020, which were reclassified to non-current liabilities in 2020 due to the extension of the purchase option to December 31, 2022.

Warrants and Derivative Liabilities

Warrants and derivative liabilities as of December  31, 2019 were derived from the warrants and conversion feature related to preferred shares and accounted for using fair value. The carrying value of these warrants and derivative liabilities decreased to zero as of December 31, 2020, mainly due to the exercise of conversion rights by the preferred shareholders upon the completion of the initial public offering in the United States.

Convertible Debts, Current

Convertible debts, current as of December 31, 2019 represented the convertible loan from Wunan with a maturity date within one year, which were reclassified to non-current liabilities in 2020 because the maturity date was extended to June 30, 2022 in accordance with the supplement agreements with Wunan in June 2020. For more details, see Note 17 to our consolidated financial statements included in the Accountant’s Report in Appendix I to this [REDACTED].

Trade and Notes Payable

Trade and notes payable consist of trade payable for raw materials and notes payable incurred in the purchase of raw materials and long-term assets. Our trade and notes payable increased from RMB337.1 million as of December 31, 2018 to RMB624.7 million as of December 31, 2019, further to RMB3.2 billion (US$482.4 million) as of December 31, 2020, and further to RMB4.3 billion (US$658.0 million) as of March 31, 2021, primarily due to an increase in trade payable for raw materials.

Accruals and Other Current Liabilities

Accruals and other current liabilities primarily consist of salaries and benefits payable, payables for acquisition of Chongqing Zhizao, payables for purchase of property, plant and equipment, payables for research and development expenses, tax payable and other payables. Our accruals and other current liabilities decreased from RMB1.3 billion as of December 31, 2018 to RMB867.3 million as of December 31, 2019, primarily due to payment of the consideration for the acquisition of Chongqing Zhizao in 2019, further decreased to RMB647.5 million (US$98.8 million) as of December 31, 2020, primarily due to a decrease in payables for purchase of property, plant, and equipment, and further increased to RMB742.2 million (US$113.3 million) as of March 31, 2021, primarily due to an increase in payables for purchase of property, plant and equipment, foreign exchange forwards and options and other payables.

Operating Lease Assets and Liabilities

Our operating leases mainly consist of land use rights and leases of offices, retail stores, and delivery and servicing centers. With respect to the operating leases, assets represent our right to use underlying assets for the lease terms and lease liabilities represent our obligation to make lease payments arising from the leases. Our operating lease right-of-use assets, net increased from RMB365.5 million as of December 31, 2018, to RMB510.2 million as of December 31, 2019, further to RMB1.3 billion (US$194.9 million) as of December 31, 2020, and further to RMB1.3 billion (US$203.3 million) as of March 31, 2021, while our operating lease liabilities, non-current increased from RMB223.3 million as of December 31, 2018, to RMB241.1 million as of December 31, 2019, further to RMB1.0 billion (US$156.5 million) as of December 31, 2020, and further to RMB1.1 billion (US$161.2 million) as of March 31, 2021, primarily due to our business expansion, including opening of new headquarters and accelerated expansion of our retail stores and delivery and servicing centers in 2020 following the volume production of Li ONE.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2021, we had RMB30.4 billion in cash and cash equivalents, restricted cash, time deposits and short-term investments. Our cash and cash equivalents primarily consist of cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted for withdrawal or use and have original maturities of three months or less.

Our operating cash flow for the year ended December 31, 2020 was RMB3.1 billion (US$479.2 million), compared with negative RMB1.3 billion and RMB1.8 billion for the years ended December 31, 2018 and 2019, respectively. Our operating cash flow for the three months ended March 31, 2021 was RMB926.3 million (US$141.4 million), compared with negative RMB63.0 million for the three months ended March 31, 2020. After this [REDACTED], we may decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Working Capital Sufficiency Statement

In view of the positive turning of our operating cash flows, increase in net current assets, and gradual narrow-down of the losses from operations during the Track Record Period, based on our cash flow projections and taking into account the cash and cash equivalents on hand as of the date of this [REDACTED] and the financial resources available to us, including internally generated funds and the estimated [REDACTED] from the [REDACTED], our Directors are of the opinion that we have sufficient working capital for our present requirement, which is, for at least the next 12 months from the date of this [REDACTED].

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2018	2019	2020		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
				(unaudited)
Net cash flow (used in)/provided by operating activities before changes in operating assets and liabilities	(970,437)	(1,629,084)	65,242	9,958	(166,893)	157,022	23,967
Changes in operating assets and liabilities	(310,443)	(153,561)	3,067,838	468,244	103,309	767,433	117,133
Interest paid	—	330	6,576	1,004	429	1,888	288
Net cash (used in)/provided by continuing operating activities	(1,280,880)	(1,782,315)	3,139,656	479,206	(63,155)	926,343	141,388
Net cash (used in)/provided by discontinued operating activities	(65,925)	(11,395)	148	23	148	—	—
Net cash (used in)/provided by operating activities	(1,346,805)	(1,793,710)	3,139,804	479,229	(63,007)	926,343	141,388
Net cash used in investing activities	(191,512)	(2,574,836)	(18,737,725)	(2,859,935)	(181,417)	(2,892,396)	(441,466)
Net cash provided by/(used by) financing activities	1,108,658	5,655,690	24,710,697	3,771,589	(135,977)	—	—
Effects of exchange rate changes on cash, cash equivalents, and restricted cash	3,299	53,722	(376,646)	(57,487)	4,660	(24,104)	(3,679)

Net (decrease)/increase in cash, cash equivalents, and restricted cash	(426,360)	1,340,866	8,736,130	1,333,396	(375,741)	(1,990,157)	(303,757)
Cash, cash equivalents, and restricted cash at the beginning of the year/period	521,883	95,523	1,436,389	219,234	1,436,389	10,172,519	1,552,630

Cash, cash equivalents, and restricted cash at the end of the year/period	95,523	1,436,389	10,172,519	1,552,630	1,060,648	8,182,362	1,248,873

Operating Activities

Net cash provided by operation activities for the three months ended March 31, 2021 was RMB926.3 million (US$141.4 million), primarily attributable to our net loss of RMB360.0 million (US$54.9 million) adjusted for (i) non-cash items of RMB518.9 million (US$79.2 million), which primarily consisted of share-based compensation expenses, foreign exchange loss, and depreciation and amortization, and (ii)  a net decrease in operating assets and liabilities of RMB767.4 million (US$117.1 million). The net decrease in operating assets and liabilities was primarily the result of an increase in trade and notes payable of RMB1.1 billion (US$162.7 million), an increase of inventories of RMB330.3 million (US$50.4 million), and an increase in prepayments and other current assets of RMB124.8 million (US$19.0 million).

The increase of trade and notes payable was primarily attributable to the increased purchase of raw materials as a result of our business expansion and the increased number of vehicles we produced in the period. The increase in inventories was primarily attributable to the increased finished products and raw materials due to the increased demands. The increase in prepayments and other current assets was primarily attributable to the increased marketing activities and increased deductible value-added tax.

Net cash provided by operation activities for the year ended December 31, 2020 was RMB3.1 billion (US$479.2 million), primarily attributable to our net loss of RMB151.7 million (US$23.1 million) adjusted for (i) non-cash items of RMB237.8 million (US$36.3 million), which primarily consisted of depreciation and amortization and share-based compensation expenses, partially offset by fair value gain of warrants and derivative liabilities, and (ii) a net decrease in operating assets and liabilities of RMB3.1 billion (US$468.2 million). The net decrease in operating assets and liabilities was primarily the result of an increase in trade and notes payable of RMB2.5 billion (US$386.2 million), a decrease in prepayments and other current assets of RMB459.3 million (US$70.1 million), an increase of inventories of RMB516.9 million (US$78.9 million), and an increase in trade receivables of RMB107.2 million (US$16.4 million).

The increase in trade and notes payable was primarily attributable to the increased purchase of raw materials as a result of our business expansion and the increased number of vehicles we produced in the period. The decrease in prepayments and other current assets was primarily attributable to the decreased deductible value-added tax due to the increased accumulated vehicle sales and decreased prepayments for raw materials due to our enhanced bargaining power with suppliers. The increase in inventories was primarily attributable to the increased number of finished products due to higher demands for our vehicles. The increase in trade receivable was attributable to the increased government subsidies to be collected on behalf of our users in connection with our increased accumulated vehicles sales.

Net cash used in operating activities for the year ended December 31, 2019 was RMB1.8 billion, primarily attributable to our net loss of RMB2.4 billion adjusted for (i) non-cash items of RMB789.1 million, which primarily consisted of changes in fair value of warrants and derivative liabilities, share of loss of equity method investees, and depreciation and amortization and (ii) a net increase in operating assets and liabilities of RMB153.6 million. The net increase in operating assets and liabilities was primarily the result of an increase in inventories of RMB510.5 million, an increase in prepayments and other current assets of RMB442.7 million, an increase in trade and notes payable of RMB602.3 million, and an increase in accruals and other current liabilities of RMB116.3 million, and an increase in deferred revenue of RMB62.6 million.

The increase in inventories was primarily attributable to the increased amount of raw materials and finished products as we began volume production and vehicle deliveries in the fourth quarter of 2019. The increase in trade and notes payable was primarily attributable to the increased purchase of raw materials. The increase in prepayments and other current assets was primarily attributable to the increased prepayments for raw materials and increased deductible value-added tax. The increase in accruals and other current liabilities was primarily attributable to the increased operating expenditure and increased refundable deposits of unfulfilled orders. The increase in deferred revenue of RMB62.6 million was primarily attributable to the transaction price allocated to unsatisfied performance obligation and increased non-refundable deposits of unfulfilled orders.

Net cash used in operating activities for the year ended December 31, 2018 was RMB1.3 billion, primarily attributable to our net loss of RMB1.5 billion adjusted for (i) non-cash items of RMB194.9 million, which primarily consisted of depreciation and amortization, interest expense and unrealized investment income and share of loss of equity method investees and (ii) a net increase in operating assets and liabilities of RMB310.4 million. The net increase in operating assets and liabilities was primarily the result of an increase in prepayments and other current assets of RMB200.4 million, an increase in other non-current assets of RMB116.5 million, a net increase of RMB98.9 million in operating lease assets and liabilities, and an increase in accruals and other liabilities of RMB161.7 million.

The increase in prepayments and other current assets was primarily attributable to the increased deductible value-added tax with increased capital and operating expenditures while no revenues were recognized in 2018. The increase in other non-current assets was primarily attributable to the increased payment of supply deposits and rental deposits. The net increase in operating lease assets and liabilities was primarily attributable to the lease payment of land use rights. The increase in accruals and other liabilities was primarily attributable to the increased research and development expenses and other expenses.

Investing Activities

Net cash used in investing activities for the three months ended March 31, 2021 was RMB2.9 billion (US$441.5 million). This was primarily attributable to (i) our net investment in short-term investments and time deposits of RMB2.5 billion (US$387.1 million) and (ii) purchase of property, plant and equipment and intangible assets of RMB356.1 million (US$54.4 million).

Net cash used in investing activities for the year ended December 31, 2020 was RMB18.7 billion (US$2.9 billion). This was primarily attributable to (i) our net investment in short-term investments and time deposits of RMB18.0 billion (US$2.7 billion) and (ii)  purchase of property, plant and equipment and intangible assets of RMB675.2 million (US$103.1 million).

Net cash used in investing activities for the year ended December 31, 2019 was RMB2.6 billion. This was primarily attributable to (i) our net investment in short-term investments and time deposits of RMB1.4 billion, (ii) purchases of mold and tooling, production facilities, and leasehold improvements of RMB952.9 million, (iii) payments of RMB560.0 million related to the acquisition of Chongqing Zhizao Automobile Co., Ltd., and (iv) equity investments of RMB98.0 million, partially offset by the net proceeds of RMB490.0 million from the collection of the loan to Chongqing Lifan Holdings Ltd.

Net cash used in investing activities for the year ended December  31, 2018 was RMB191.5 million. This was primarily attributable to (i) purchases of factory buildings, equipment, tooling and leasehold improvements of RMB970.7 million, (ii) a loan to Chongqing Lifan Holdings Ltd. of RMB490.0 million, and (iii) equity investments of RMB213.3 million, partially offset by the net proceeds of RMB1.5 billion from the purchase and withdrawal of short-term investments.

Financing Activities

Net cash provided by financing activities for the three months ended March 31, 2021 was zero.

Net cash provided by financing activities for the year ended December 31, 2020 was RMB24.7 billion (US$3.8 billion), primarily attributable to (i)  net proceeds of RMB11.0 billion (US$1.7 billion) from our initial public offering in the United States and concurrent private placements, (ii) net proceeds of RMB10.0 billion (US$1.5 billion) from our follow-on offering, and (iii) proceeds of RMB3.8 billion (US$584.5 million) from the issuance of Series D convertible redeemable preferred shares, partially offset by the repayment of short-term borrowings of RMB144.7 million (US$22.1 million).

Net cash provided by financing activities for the year ended December 31, 2019 was RMB5.7 billion, primarily attributable to (i) proceeds of RMB101.2 million, RMB1.5 billion, and RMB3.6 billion from the collection of receivables from holders of Series B-2 convertible redeemable preferred shares, the issuance of the Series B-3 convertible redeemable preferred shares, and issuance of the Series C convertible redeemable preferred shares, respectively, and (ii) proceeds of RMB233.3 million and RMB168.1 million from the issuance of borrowings and convertible debts, respectively.

Net cash provided by financing activities for the year ended December 31, 2018 was RMB1.1 billion, primarily attributable to (i) proceeds of RMB285.0 million and RMB688.8 million from our collection of receivable from holders of Series B-1 convertible redeemable preferred shares and issuance of the Series B-2 convertible redeemable preferred shares, respectively, and (ii) proceeds of RMB150.0 million from our issuance of convertible debts.

CAPITAL EXPENDITURES

Our capital expenditures were RMB970.7 million, RMB952.9 million, RMB675.2 million (US$103.1 million), RMB122.1 million, and RMB356.1 million (US$54.4 million) in 2018, 2019, and 2020 and for the three months ended March 31, 2020 and 2021, respectively. In these periods, our capital expenditures were primarily used for the acquisition of factory buildings, equipment, tooling and leasehold improvements mainly for retail stores and delivery and servicing centers and laboratories. We intend to fund our future capital expenditures with net proceeds from equity and debt offerings, loan financings, existing cash on hand, and cash from sales of vehicles. We expect that our level of capital expenditures will be significantly affected by user demand for our products and services. The fact that we have a limited operating history means that we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. To the extent the [REDACTED] of this [REDACTED] and cash from our business activities are insufficient to fund future capital requirements, we may need to seek equity or debt financing in the future. We will continue to make capital expenditures to support the expected growth of our business.

RECONCILIATION BETWEEN U.S. GAAP AND IFRS

It should be noted that the consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS. Preferred shares, convertible debts, leasing accounting, and financial assets at fair value through profit or loss are the four material reconciling items.

The effect of material differences between our historical financial information prepared under U.S. GAAP and IFRS are as follows:

Reconciliation of net loss attributable to ordinary shareholders of Li Auto Inc. in the consolidated statements of comprehensive loss

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2018	2019	2020	2020	2021
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
				(unaudited)
Net loss attributable to ordinary shareholders of Li Auto Inc. as reported under U.S. GAAP	(1,849,638)	(3,281,607)	(791,985)	(233,732)	(359,967)
IFRS adjustments
Preferred Shares	330,125	(1,054,423)	(29,965,125)	(343,126)	—
Convertible debts	13,523	(23,752)	1,170	(871)	—
Leases	(6,127)	(11,239)	(16,911)	(2,483)	(2,700)
Investments measured at fair value	6,205	—	13,399	—	(12,198)
Share-based compensation	—	(117,328)	117,328	(4,839)	—
Issuance costs	—	(9,488)	(28,737)	(3,665)	(6,498)
Net loss attributable to ordinary shareholders of Li Auto Inc. as reported under IFRS	(1,505,912)	(4,497,837)	(30,670,861)	(588,716)	(381,363))

Reconciliation of total shareholders’ (deficit)/equity of the Group in the consolidated balance sheets and total shareholders’ (deficit)/equity of the parent company in the parent company only balance sheets

	As of December 31,			As of March 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB
	(in thousands)
Total shareholders’ (deficit)/equity as reported under U.S. GAAP	(2,395,775)	(5,674,531)	29,803,597	29,732,660
IFRS adjustments
Preferred Shares	297,058	(750,037)	—	—
Convertible debts	13,018	(10,734)	—	—
Leases	(10,177)	(21,416)	(38,327)	(41,027)
Investments measured at fair value	6,205	6,205	19,604	7,406
Issuance costs	—	(9,488)	—	(6,498)
Total shareholders’ (deficit)/equity as reported under IFRS	(2,089,671)	(6,460,001)	29,784,874	29,692,541

Preferred Shares

Under U.S. GAAP, SEC guidance provides for mezzanine-equity (temporary equity) category in addition to the financial liability and permanent equity categories. The purpose of this “in-between” category is to indicate that a security may not be a permanent part of equity. We classified the preferred shares as mezzanine equity in the consolidated balance sheets and are recorded initially at fair value, net of issuance costs. We recognized accretion to the respective redemption value of the preferred shares over the period starting from issuance date to the earliest redemption date.

Under IFRS, there is no concept of mezzanine or temporary equity classification. We designated the preferred shares as financial liabilities at fair value through profit or loss, which are initially recognized at fair value. Subsequent to initial recognition, the amounts of changes in fair value of the preferred shares that were attributed to changes in credit risk of the preferred shares were recognized in other comprehensive income, and the remaining amounts of changes in fair value of the preferred shares were recognized in the profit or loss.

Convertible debts

Under U.S. GAAP, the convertible debts were measured at amortized cost, with any difference between the initial carrying value and the repayment amount recognized as interest expenses using the effective interest method over the period from the issuance date to the maturity date.

Under IFRS, our convertible debts were designated as at fair value through profit or loss such that the convertible debts were initially recognized at fair values. Subsequent to initial recognition, we considered the amounts of changes in fair value of the convertible debts that were attributed to changes in credit risk of the convertible debts recognized in other comprehensive income were insignificant. Therefore, the amounts of changes in fair value of the convertible debts to be recognized in the profit or loss.

Leases

Under U.S. GAAP, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the income statement.

Under IFRS, the amortization of the right-of-use asset is on a straight-line basis while the interest expense related to the lease liabilities are measured on the basis that the lease liabilities are measured at amortized cost.

Investments measured at fair value

Under U.S. GAAP, convertible redeemable preferred shares and ordinary shares with preferential rights issued by privately-held companies without readily determinable fair values could elect an accounting policy choice. We elect the measurement alternative to record these equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Under IFRS, these investments were classified as financial assets at fair value through profit or loss and are measured at fair value with changes in fair value recognized through profit or loss. Fair value changes of these long-term investments were recognized in the profit or loss.

Share-based compensation

Under U.S. GAAP, awards with performance targets met during the service period upon such as the fulfillment of a qualified successful IPO is a performance vesting condition. The fair value of the awards should not incorporate the probability of the condition vesting, but rather are recognized only when it is probable to achieve the performance condition. The cumulative share-based compensation expenses for the share options that have satisfied the service condition were recorded for the year ended December 31, 2020.

Under IFRS, the cumulative share-based compensation expenses for the share options that have satisfied the service condition up to December 31, 2019 and March 31, 2020, were recorded for the year ended December 31, 2019 and for the three months ended March 31, 2020, respectively, when it became more likely than not to achieve the performance condition in relation to the successful IPO.

Issuance costs

Under U.S. GAAP, special incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.

Under IFRS, such issuance costs apply a different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of our new shares in the capital market, and were allocated to proportionately between our existing and new shares. As a result, we recorded issuance costs associated with the listing of existing shares in the profit or loss.

INDEBTEDNESS

The following table sets forth a breakdown of our financial indebtedness as of the dates indicated.

	As of December 31,				As of March 31,		As of May 31,
	2018	2019	2020		2021		2021
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
	(unaudited)
							(in thousands)
Current:
Short-term borrowings	20,000	238,957	—	—	—	—	—	—
Convertible debts, current	—	692,520	—	—	—	—	—	—
Lease liabilities	108,015	538,307	210,531	32,133	244,962	37,389	301,064	45,951

Sub-total	128,015	1,469,784	210,531	32,133	244,962	37,389	301,064	45,951

Non-current:
Long-term borrowings	—	—	511,638	78,091	518,631	79,159	523,348	79,879
Convertible debts, non-current	644,602	—	—	—	—	—	5,382,485	821,528
Lease liabilities	583,701	241,109	1,392,136	212,481	1,428,485	218,029	1,504,445	229,623

Sub-total	1,228,303	241,109	1,903,774	290,572	1,947,116	297,188	7,410,278	1,131,030

Total	1,356,318	1,710,893	2,114,305	322,705	2,192,078	334,577	7,711,342	1,176,981

As of May 31, 2021, the total amount of our unutilized bank facilities was RMB2.8 billion (US$424.3 million), which could be utilized for letters of credit and bankers’ acceptance. Except as discussed above, we did not have any material mortgages, charges, debentures, loan capital, debt securities, loans, bank overdrafts or other similar indebtedness, finance lease or hire purchase commitments, liabilities under acceptances (other than normal trade bills), acceptance credits, which are either guaranteed, unguaranteed, secured or unsecured, or guarantees or other contingent liabilities as of May 31, 2021.

OFF-BALANCE SHEET COMMITMENTS AND ARRANGEMENTS

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder ’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.

MATERIAL RELATED PARTY TRANSACTIONS

We enter into transactions with our related parties from time to time. For more details about our related party transactions during the Track Record Period, see Note 30 to our consolidated financial statements included in the Accountant’s Report in Appendix I to this document.

Our Directors believe that our transactions with related parties during the Track Record Period were conducted on an arm’s length basis, and they did not distort our results of operations or make our historical results not reflective of our future performance.

HOLDING COMPANY STRUCTURE

Li Auto Inc. is a holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries and our VIEs in China. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of our subsidiaries and our VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and each of our VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

INFLATION

To date, inflation in China has not materially impacted our results of operations. According to the PRC National Bureau of Statistics, the year-over-year percent changes in the consumer price index for December 2018, 2019, and 2020 were increases of 1.9%, 4.5%, and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future. For example, certain operating expenses, such as employee compensation and rental and related expenses for office, retail stores and delivery and servicing centers may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK Foreign Exchange Risk

Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. Our exposure to U.S. dollars exchange rate fluctuation arises from the Renminbi-denominated cash and cash equivalents, restricted cash, time deposits, and short-term investments held by us and our subsidiaries whose functional currency is U.S. dollars, and the U.S. dollar-denominated cash and cash equivalents, restricted cash, time deposits, and short-term investments held by our subsidiaries whose functional currency is Renminbi. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate. During the three months ended March 31, 2021, we entered into foreign exchange forwards and options contracts. As of March 31, 2021, the carrying amounts of derivative instrument assets were RMB8.2 million and the carrying amounts of derivative instrument liabilities were RMB25.5 million. These derivative instruments were not qualified for hedge accounting. In addition, the value of your [REDACTED] in our Class A ordinary shares and the ADSs will be affected by the exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while our Class A ordinary shares and the ADSs will be traded in Hong Kong dollars and U.S. dollars, respectively.

The value of Renminbi against U.S. dollars and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of Renminbi to U.S. dollars. Following the removal of the U.S. dollar peg, Renminbi appreciated over 20% against U.S. dollars over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and U.S. dollars remained within a narrow band. Since June 2010, the PRC government has allowed Renminbi to appreciate slowly against U.S. dollars again, and it has appreciated over 10% since June 2010. On August 11, 2015, the People’s Bank of China announced plans to improve the central parity rate of Renminbi against U.S. dollars by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the People’s Bank of China with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase volatility in the trading value of the Renminbi against foreign currencies. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollars in the future.

To the extent that we need to convert U.S. dollars or other currencies into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or other currency for the purpose of making payments to suppliers or for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

We may invest the [REDACTED] that we receive from our [REDACTED] in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

A list of recently issued accounting pronouncements that are relevant to us is included in Note 3 to our consolidated financial statements included in the Accountant’s Report in Appendix I to this [REDACTED].

UNAUDITED PRO FORMA STATEMENT OF ADJUSTED NET TANGIBLE ASSETS

The following unaudited pro forma statement of adjusted net tangible assets prepared in accordance with Rule 4.29 of the Listing Rules is to illustrate the effect of the [REDACTED] on our net tangible assets as of March 31, 2021 as if the [REDACTED] had taken place on that date. The unaudited pro forma statement of adjusted net tangible assets has been prepared for illustrative purposes only and, because of its hypothetical nature, it may not provide a true picture of our net tangible assets had the [REDACTED] been completed as of March 31, 2021 or at any future date. It is prepared based on our consolidated net assets as of March 31, 2021 as set forth in the Accountant’s Report in Appendix I to this [REDACTED], and adjusted as described below. No adjustment has been made to reflect any trading result or other transactions of us entered into subsequent to March 31, 2021. In April 2021, we issued convertible senior notes in an aggregate principal amount of US$862.5 million due 2028 with an interest rate of 0.25% per annum. We have adopted ASU 2020-06 from January 1, 2021 and as such we do not expect to bifurcate the equity component of the notes on the consolidated balance sheet resulting from the option to settle the notes entirely or partially in cash upon conversion. Accordingly, the issuance of convertible senior notes is not expected to have any material impact to our net tangible assets. Our unaudited pro forma adjusted net tangible assets does not form part of the Accountant’s Report in Appendix I to this document.

	Audited Consolidated Net Tangible Assets of the Group Attributable to Ordinary Shareholders of the Company as of March 31, 2021	Estimated [REDACTED] from the [REDACTED]	Unaudited Pro Forma Adjusted Net Tangible Assets Attributable to Ordinary Shareholders of the Company as of March 31, 2021	Unaudited Pro Forma Adjusted Net Tangible Assets per Share	Unaudited Pro Forma Adjusted Net Tangible Assets per ADS	Unaudited Pro Forma Adjusted Net Tangible Assets per Share	Unaudited Pro Forma Adjusted Net Tangible Assets per ADS
	RMB’000	RMB’000	RMB’000	RMB	RMB	HK$	HK$
	(Note 1)	(Note 2)		(Note 3)	(Note 4)	(Note 5)	(Note 5)
Based on the Maximum [REDACTED] of [REDACTED] per Share	29,048,105	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]

Notes:

(1)	The audited consolidated net tangible assets of the Group attributable to the ordinary shareholders of the Company as of March 31, 2021 is extracted from the Accountant’s Report in Appendix I to this document, and is based on our audited consolidated net assets as of March 31, 2021 of RMB29,732,660,000, adjusted for net intangible assets as of March 31, 2021 of RMB684,555,000.

(2)	The estimated [REDACTED] from the [REDACTED] are based on [REDACTED] Shares and the indicative [REDACTED] of [REDACTED] per [REDACTED], after deduction of [REDACTED] and discounts and estimated [REDACTED] expenses payable by us subsequent to March 31, 2021. However, this does not take into account of any allotment and issuance of Shares upon the exercise of the [REDACTED], any Shares to be granted under the Share Incentive Plans.

(3)	The unaudited pro forma adjusted net tangible assets per Share is arrived at after the adjustments referred to in the preceding paragraphs and on the basis that [REDACTED] Shares (for the purpose of this unaudited pro forma financial information excluding the 108,557,400 Class A Ordinary Shares issued pursuant to the 2021Plan and 33,366,988 treasury shares issued in February 2021 to satisfy the future exercise of share options under the 2019 Plan and the 2020 Plan) were in issue assuming that the [REDACTED] had been completed on March 31, 2021. However, this does not take into account of any allotment and issuance of Shares upon the exercise of the [REDACTED], any Shares to be granted under the Share Incentive Plans.

(4)	The unaudited pro forma adjusted net tangible assets per ADS is arrived at after the adjustments referred to in the preceding paragraphs and on the basis that one ADS represents two Shares.

(5)	For the purpose of this unaudited pro forma adjusted net tangible assets, the balances stated in Renminbi are converted into Hong Kong dollars at the rate of RMB1.0000 to HK$[1.1866]. No representation is made that Renminbi amounts have been, could have been or may be converted into Hong Kong dollars, or vice versa, at that rate.

NO MATERIAL ADVERSE CHANGE

After performing sufficient due diligence work that our Directors consider appropriate and after due and careful consideration, the Directors confirm that, up to the date of this document, there has been no material adverse change in our financial or trading position or prospects since March 31, 2021, being the end date of the periods reported on in the Accountant’s Report included in Appendix I to this document, and there is no event since March 31, 2021 that would materially affect the information as set out in the Accountant’s Report included in Appendix I to this document.

DISCLOSURE UNDER RULES 13.13 TO 13.19 OF THE LISTING RULES

Our Directors confirm that, except as otherwise disclosed in this document, as of the Latest Practicable Date, there was no circumstance that would give rise to a disclosure requirement under Rules 13.13 to 13.19 of the Listing Rules.

CONNECTED TRANSACTIONS

The following section sets forth supplemental information concerning connected transactions pursuant to the Hong Kong Listing Rules.

Pursuant to Chapter 14A of the Listing Rules, the following transactions that we enter into with our connected persons will constitute connected transactions upon the Listing.

OUR CONNECTED PERSONS

The table below sets forth a party who will become our connected person upon Listing and the nature of their relationship with our Company. We have entered into certain transactions which will constitute our continuing connected transactions following the Listing with an associate of the following connected person:

Name	Connected relationship
Meituan (stock code: 3690; together with its subsidiaries and consolidated affiliated entities, the “Meituan Group”)	a substantial shareholder of our Company

SUMMARY OF OUR CONTINUING CONNECTED TRANSACTIONS

We have entered into the following transactions that will constitute continuing connected transactions under Rule 14A.31 of the Listing Rules upon the Listing:

Proposed annual cap for the years ending December 31, (RMB)
Transaction	Applicable Listing Rule	Waiver sought	2021	2022	2023
Fully-exempt continuing connected transaction
Use of Meituan SQT platform (defined below) by our Group	Rule 14A.76(1)	N/A	N/A	N/A	N/A

Partially-exempt continuing connected transaction
Intellectual property licensing and provision	Rule 14A.35	Announcement	500,000	10,000,000	27,500,000
of related technical services by our Group	Rule 14A.76(2)
to Meituan Group	Rule 14A.105

Non-exempt continuing connected transaction
Contractual Arrangements	Rule 14A.35	Announcement and	N/A	N/A	N/A
	Rule 14A.36	independent
	Rule 14A.52	shareholders’
	Rule 14A.53	approval, circular,
	Rule 14A.105	annual cap, limiting
the term to three
years

FULLY-EXEMPT CONTINUING CONNECTED TRANSACTION

Use of Meituan SQT Platform

On June 3, 2021, Wheels Technology (for itself and on behalf of its subsidiaries and consolidated affiliated entities) and Bejing Sankuai Online Technology Co., Ltd. (北京三快在 線科技有限公司) (“Beijing Sankuai Online”), an indirect wholly-owned subsidiary of Meituan, entered into an agreement (the “IT Service Agreement”) pursuant to which Beijing Sankuai Online shall provide certain information technology services through its Shangqitong platform (商企通) (“Meituan SQT Platform”) to Wheels Technology in return for a service fee. The information technology services are to allow the employees of our Group to order meals through our corporate account on Meituan’s SQT Platform and for our Group to settle such expenses on a consolidated basis. Beijing Sankuai Online charges service fees at a fixed single digit percentage of the total amount spent on Meituan’s SQT Platform through our corporate account. We chose to engage Beijing Sankuai Online to provide such services as Meituan’s SQT Platform has the broad service geographical coverage in China that meets our requirement, and that the service fees were more favourable to us than those quoted by other service providers.

The term of the IT Service Agreement shall commence on June 3, 2021 and expire on December 31, 2023.

As we first started to use the above services in April 2021, we have no historical transaction amount for this transaction during the Track Record Period.

As the highest relevant percentage ratio in respect of this transaction is expected to be, on an annual basis, less than 0.1% and the transaction is on normal commercial terms (or better to us), pursuant to Rule 14A.76(1) of the Listing Rules, this transaction will be a fully-exempt continuing connected transaction, exempt from reporting, announcement, circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

PARTIALLY-EXEMPT CONTINUING CONNECTED TRANSACTION

Intellectual property licensing and provision of related technical support services

On June 3, 2021, Beijing Sankuai Online and Beijing CHJ (for itself and on behalf of its subsidiaries) entered into an agreement (the “IP Licensing Agreement”) pursuant to which Beijing CHJ granted a non-exclusive license to Beijing Sankuai Online during the term of the License Agreement to use our intellectual properties and related information relating to a specific smart electric vehicle model (the “Licensed IP”; the said specific smart electric vehicle model, the “SEV model”), including to manufacture, use, sell and lease products produced from the Licensed IP and to further develop intellectual properties or products based on the Licensed IP; Beijing CHJ shall also provide related technical support services (such as review of whole-vehicle and in-car electronics system design plans) to Beijing Sankuai Online. The Licensed IP include intellectual properties such as the whole-vehicle design plan, molds and toolings and the design plans of vehicle parts and related information such as testing reports, functionality analyses and supplier information of certain vehicle parts, all in respect of the SEV model. As explained further below, the Licensed IP is not used in or relevant to our Li ONE model or other passenger car models we are or will be developing. Any new intellectual property developed by Beijing Sankuai Online based on the License IP shall belong to Beijing Sankuai Online. Beijing Sankuai Online may not sublicense the Licensed IP. The IP Licensing Agreement imposes no other express limitation on Beijing Sankuai Online’s use of the Licensed IP so long as it complies with the scope of the license and other terms of the IP Licensing Agreement. Notwithstanding the foregoing, Meituan Group has indicated that it only intends to manufacture the SEV model based on the Licensed IP for its internal use rather than for external sales.

The SEV model is a two-seat low-speed mini vehicle model to be used by the Meituan Group as autonomous delivery vehicles. The SEV model is not classified as a passenger car under the relevant regulations of the PRC and is therefore not eligible to hold motor vehicle license plates or be driven on public highways. Further, as confirmed by CIC, the SEV model is not in the same product category or competing product categories of the Li ONE or any other passenger car models we are developing. The SEV model was developed by us in the initial stages of our business. However, the regulations surrounding low-speed electric vehicles in the PRC lacked clarity at the time and led to uncertainty in the commercialization of the SEV model. We therefore made a strategic decision in 2018 to terminate the commercialization of the SEV model and to turn our focus on the Li ONE model which is a large premium SUV with a range extension system designed primarily for family. The SEV model is not comparable with or otherwise related to our Li ONE model or other passenger car models that we are developing.

Apart from the inherent design, the SEV model is also distinct from and in no way competes with Li ONE or any other passenger car models we are developing in terms of usage scenarios and intended users. The SEV model is designed to be used in private business premises such as in automated delivery junctions or storage centers as opposed to on road; and it is intended to be used by businesses rather than by individual consumers. As such, our Directors believe that to grant the Licensed IP to Beijing Sankuai Online will not affect the sales or market landscape or increase the competition of our present and future passenger car models. Further, as our existing business and strategic target market both focus on the passenger vehicle market, the Licensed IP is not used in the Li ONEs and will not be used in any other passenger car models we are or will be developing. As such, to license the License IP utilizes our idle IPs, creates additional revenue for our Group and improves variety of our revenue source. The pricing under the IP Licensing Agreement is also no less favourable to us than those we apply to other independent third parties for comparable transactions.

Based on the foregoing reasons that (a) the SEV model is distinct from and in no way competes with our Li ONE and other passenger car models we are or will be developing in terms of the inherent design, usage scenarios and intended users, (b) the Licensed IP is not used and will not be used in our existing and future passenger car models, which is our core business, and therefore to grant the Licensed IP for a fee makes better use of our idle IP, creates additional revenue for the Group and improves variety of our revenue source, and (c) the pricing under the IP Licensing agreement is no less favourable to us than those we apply to other independent third parties for comparable transactions, our Directors therefore consider the IP Licensing Agreement and the transactions contemplated thereunder are in the interest of our Company and its Shareholders as a whole.

In return for the license and technical support services, Beijing Sankuai Online shall pay Beijing CHJ a fee calculated based on: (a) the number of vehicles produced by Beijing Sankuai Online based on the Licensed IP (“Licensed Vehicles”); and (b) an agreed fee rate. If the number of Licensed Vehicles remains under an agreed threshold, the fee is equal to the number of Licensed Vehicle multiplied by the fee rate in (b). If the number of Licensed Vehicles exceeds such threshold, the fee rate in (b) varies based on an agreed formula that is a function of the average bill of material cost of the Licensed Vehicle. The average bill of material cost of the Licensed Vehicle is calculated by averaging the costs of procuring the materials for manufacturing the Licensed Vehicles in the applicable half-year period. In the event that the number of Licensed Vehicles produced exceeds a greater agreed threshold, the parties will separately determine the fees payable in respect of the portion that exceeded such threshold, with references to the circumstances then in force as well as the pricing policy discussed below. The fee rate in (b) was determined by dividing (x) the total costs the Group spent on developing the intellectual property involved in the SEV model by (y) the estimated total number of vehicles that may be produced using such intellectual property, then applying on such quotient (z) a discount based on the portion of such intellectual property that is being licensed under the Licensed Agreement (that is, where Beijing Sankuai Online licenses not all but a portion of the intellectual property involved in the SEV, the discount rate in (z) is equal to the portion of the intellectual property licensed by Beijing Sankuai Online). The fee rate is in line with the industry.

The term of the IP Licensing Agreement shall commence on June 3, 2021 and expire on December 31, 2023.

Pricing policy

Any fees chargeable under the IP Licensing Agreement shall be agreed between the parties after arm’s length negotiation. The pricing will be determined based on a range of factors, including the complexity of Licensed IP and volume of the technical support services expected, and will be consistent with market price charged by us and by other market participants for comparable transactions. Any fees chargeable under the IP Licensing Agreement shall be fair and reasonable and no less favourable than those we receive from other independent third parties and in the interests of our Company and the Shareholders as a whole.

Historical amounts, annual caps and basis of annual caps

We have no historical transaction amount for this transaction during the Track Record Period.

For the years ending December 31, 2021, 2022 and 2023, the relevant annual caps are expected to be RMB0.5 million, RMB10.0 million and RMB27.5 million, respectively. The annual caps are set based on (a) Meituan Group’s expected demand for, and the expected production volume of, the Licensed Vehicles in the relevant years which is in turn determined based on (i) the geographical scope of Meituan’s autonomous delivery program; (ii) the expected speed of implementing Meituan’s autonomous delivery program; and (iii) the expected growth and expansion of Meituan’s business which drives the demand for its own autonomous delivery vehicles, and (b) the agreed fee rate (including the rate as varied according to the production volume) as described above. The quantitative estimates of the expected production volume is considered commercially sensitive information of Meituan. The annual cap for the year ending December 31, 2021 is significantly smaller than those for the following two years because, as advised by Meituan Group, the large-scale production of the Licensed Vehicles has not commenced as of the Latest Practicable Date, but is expected to commence in late 2021 or early 2022. Our Directors consider that the proposed annual caps are fair and reasonable.

Reasons for the transactions

Research and development of smart NEVs is part of our ordinary business. Meituan is a leading e-commerce platform for services in China. The Meituan Group expect to have increasing demand for autonomous delivery vehicles in the short to mid-term future and could benefit from our expertise in smart NEVs. In light of the market position and business size of Meituan Group, this cooperation can expand our customer base and contribute to our revenue.

Listing Rules implications

Since the highest of the applicable percentage ratios calculated under Chapter 14A of the Listing Rules will be 0.1% or more but less than 5%, pursuant to Rule 14A.76(2) of the Listing Rules, the transactions contemplated under the IP Licensing Agreement will be exempt from the circular (including the opinion and recommendation from an independent financial advisor) and the independent shareholders’ approval requirements, but are subject to the announcement requirements under Rule 14A.35 of the Listing Rules and the annual reporting requirements under Rules 14A.49, 14A.71 and 14A.72 of the Listing Rules.

NON-EXEMPT CONTINUING CONNECTED TRANSACTION

Contractual Arrangements

As disclosed in the section headed “Contractual Arrangements”, due to regulatory restrictions on foreign ownership in the PRC, we conduct certain business through our Consolidated Affiliated Entities in the PRC.

We do not hold any controlling equity interests in our Consolidated Affiliated Entities (except Chongqing Lixiang in which we hold 50% equity interest). The Contractual Arrangements among the WFOE, our VIEs and the Registered Shareholders enable us to (i) receive substantially all of the economic benefits from our Consolidated Affiliated Entities in consideration for the services provided by the WFOE to our VIEs; (ii) exercise effective control over our Consolidated Affiliated Entities through our VIEs; and (iii) hold an exclusive option to purchase all or part of the equity interests in our VIEs held by the Registered Shareholders when and to the extent permitted by PRC laws.

See the section headed “Contractual Arrangements” for detailed terms of the Contractual Arrangements.

Listing Rules implications

For the purposes of Chapter 14A of the Listing Rules, and in particular the definition of “connected person”, the Consolidated Affiliated Entities will be treated as our Company’s wholly-owned subsidiary, and its directors, chief executives or substantial shareholders (as defined in the Listing Rules) and their respective associates will be treated as our Company’s “connected persons.”

The transactions contemplated under the Contractual Arrangements are continuing connected transactions of the Company. The highest applicable percentage ratios (other than the profits ratio) under the Listing Rules in respect of the transactions associated with the Contractual Arrangements are expected to be more than 5%. As such, the transactions will be subject to the reporting, annual review, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Waiver Application

Our Directors (including the independent non-executive Directors) are of the view that the Contractual Arrangements and the transactions contemplated therein are fundamental to our legal structure and business operations. Our Directors also believe that our structure, whereby the financial results of our Consolidated Affiliated Entities are consolidated into our financial statements as if they were our Company’s wholly-owned subsidiaries, and all the economic benefits of their business flows to our Group, places our Group in a special position in relation to the connected transactions rules. Accordingly, notwithstanding that the transactions contemplated under the Contractual Arrangements and any new transactions, contracts and agreements or renewal of existing transactions, contracts and agreements to be entered into, among others, by our Consolidated Affiliated Entities and any member of our Group from time to time (including Consolidated Affiliated Entities) (the “New Intergroup Agreements”) technically constitute continuing connected transactions under Chapter 14A of the Listing Rules, our Directors consider that it would be unduly burdensome and impracticable, and would add unnecessary administrative costs to our Company, for all such transactions to be subject to strict compliance with the requirements set out under Chapter 14A of the Listing Rules, including, among other things, the announcement and independent shareholders’ approval requirements.

WAIVERS

1.       IP Licensing Agreement

In respect of the partially-exempt continuing connected transactions contemplated under the IP Licensing Agreement, we have applied for, and the Stock Exchange [has granted] us, a waiver from strict compliance with the announcement requirements under the Listing Rules.

2.       Contractual Arrangements

In respect of the Contractual Arrangements and New Intergroup Agreements, we have applied for, and the Stock Exchange [has granted] us, waivers from strict compliance with (i) the announcement, circular and independent shareholders’ approval requirements pursuant to Rule 14A.105 of the Listing Rules, (ii) the requirement to set annual caps under Rule 14A.53 of the Listing Rules, and (iii) the requirement to limit the term to three years or less under Rule 14A.52 of the Listing Rules, for so long as our Class A Ordinary Shares are listed on the Stock Exchange subject to the following conditions.

No change without independent non-executive Directors’ approval

Save as described below, no change to the Contractual Arrangements (including with respect to any fees payable to the WFOEs thereunder) will be made without the approval of our independent non-executive Directors.

No change without independent Shareholders’ approval

Save as described below, no change to the agreements governing the Contractual Arrangements will be made without the approval of our independent Shareholders. Once independent Shareholders’ approval of any change has been obtained, no further announcement or approval of the independent Shareholders will be required under Chapter 14A of the Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of our Company will however continue to be applicable.

Economic benefits and flexibility

The Contractual Arrangements shall continue to enable our Group to receive the economic benefits derived by the Consolidated Affiliated Entities through (i) our Group’s options (if and when so allowed under the applicable PRC laws) to acquire, all or part of the equity interests in the Consolidated Affiliated Entities held by the Registered Shareholders for nil consideration or the minimum amount of consideration permitted by applicable PRC laws and regulations, (ii) the business structure under which the profit generated by the Consolidated Affiliated Entities is substantially retained by our Group, such that no annual cap shall be set on the amount of service fees payable to the WFOEs by our Consolidated Affiliated Entities under the Contractual Arrangements, and (iii) our Group’s right to control the management and operation of, as well as, in substance, a substantial portion of the voting rights of the Consolidated Affiliated Entities.

Renewal and reproduction

On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between, on the one hand, our Company and the subsidiaries in which our Company has direct shareholding and, on the other hand, the Consolidated Affiliated Entities, this framework may be renewed and/or reproduced without an announcement, circular, or obtaining the approval of our Shareholders (i) upon the expiry of the existing arrangements, (ii) in connection with any changes to the shareholders or directors of, or of their shareholdings in, the Consolidated Affiliated Entities, or (iii) in relation to any existing, new or acquired wholly foreign-owned enterprise or operating company (including branch company) engaging in a business similar or relating to those of our Group.

The directors, chief executive or substantial shareholders of any existing, new or acquired wholly foreign-owned enterprise or operating company (including branch company) engaging in a business similar or relating to those of our Group will, upon renewal and/or reproduction of the Contractual Arrangements, be treated as connected persons of our Group and transactions between these connected persons and our Group other than those under similar Contractual Arrangements shall comply with Chapter 14A of the Listing Rules.

This condition is subject to relevant PRC laws, regulations and approvals. Any such renewed or reproduced agreements will be on substantially the same terms and conditions as the existing Contractual Arrangements.

Ongoing reporting and approvals

We will disclose details relating to the Contractual Arrangements on an ongoing basis:

•	the Contractual Arrangements in place during each financial period will be disclosed in our Company’s annual report and accounts in accordance with the relevant provisions of the Listing Rules;

•	our independent non-executive Directors will review the Contractual Arrangements annually and confirm in our Company’s annual report that for the relevant year (i) the transactions carried out during such year have been entered into in accordance with the relevant provisions of the Contractual Arrangements, (ii) no dividends or other distributions have been made by our Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to our Group, and (iii) any new contracts entered into, renewed or reproduced between our Group and the Consolidated Affiliated Entities are fair and reasonable, or advantageous, so far as our Group is concerned and in the interests of our Shareholders as a whole;

•	our Company’s auditors will carry out review procedures annually on the transactions carried out pursuant to the Contractual Arrangements and will provide a letter to our Directors with a copy to the Stock Exchange, confirming that the transactions have been approved by our Board, have been entered into in accordance with the relevant Contractual Arrangements and that no dividends or other distributions have been made by our Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to our Group;

•	for the purpose of Chapter 14A of the Listing Rules, and in particular the definition of ‘connected person’, our Consolidated Affiliated Entities will be treated as our Company’s subsidiaries, but at the same time, the directors, chief executives or substantial shareholders of the Consolidated Affiliated Entities and their associates will be treated as connected persons of our Company as applicable under the Listing Rules (excluding for this purpose, the Consolidated Affiliated Entities themselves), and therefore transactions between these connected persons and our Group (including for this purpose, the Consolidated Affiliated Entities), other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Listing Rules; and

•	our Consolidated Affiliated Entities will, for so long as our Class A Ordinary Shares are listed on the Stock Exchange, provide our Group’s management and our Company’s auditors with full access to their relevant records for the purpose of reporting on the connected transactions.

DIRECTORS’ CONFIRMATION

Our Directors (including independent non-executive Directors) are of the view that: (i) the continuing connected transactions set out above have been and will be entered into in our ordinary and usual course of business on normal commercial terms or better, on terms that are fair and reasonable, and in the interests of our Company and our Shareholders as a whole; (ii) the proposed annual caps (if any) of the continuing connected transactions are fair and reasonable and in the interests of our Company and our Shareholders as a whole; and (iii) it is normal business practice for the Contractual Arrangements to be of a term greater than three years.

JOINT SPONSORS’ CONFIRMATION

The Joint Sponsors have (i) reviewed the relevant documents and information provided by the Company in relation to the above continuing connected transactions; (ii) obtained necessary representations and confirmations from the Company and the Directors, and (iii) participated in the due diligence and discussions with the management of our Group.

Based on the above, the Joint Sponsors are of the view that the aforesaid continuing connected transactions, for which waivers have been sought, have been entered into in the ordinary and usual course of our business on normal commercial terms that are fair and reasonable and in the interest of our Company and our Shareholders as a whole, and that the proposed annual caps in respect of these partially-exempt and non-exempt continuing connected transactions are fair and reasonable and in the interests of our Company and our Shareholders as a whole.

With respect to the term of the relevant agreements underlying the Contractual Arrangements which is of a duration longer than three years, the Joint Sponsors are of the view that it is a justifiable and normal business practice to ensure that (i) policies of the Consolidated Affiliated Entities can be effectively controlled by the WFOE, (ii) the WFOE can obtain the economic benefits derived from our Consolidated Affiliated Entities, (iii) any possible leakages of assets and values of our Consolidated Affiliated Entities can be prevented on an uninterrupted basis, and (ii) it is normal business practice for the Contractual Arrangements to be of a term greater than three years.

SUBSTANTIAL SHAREHOLDERS

The following section sets forth updated information concerning substantial shareholders subsequent to the filing of our 2020 Form 20-F.

SUBSTANTIAL SHAREHOLDERS

So far as our Directors are aware, immediately following the completion of the [REDACTED] and assuming that the [REDACTED] is not exercised and no further Shares are issued under the Share Incentive Plans or pursuant to the conversion of the 2028 Notes, the following persons (other than a Director or chief executive of the Company) will have interests and/or short positions (as applicable) in the Shares or underlying Shares of our Company which would fall to be disclosed to the Company and the Stock Exchange pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or, will be, directly or indirectly, interested in 10% or more of the nominal value of any class of our share capital carrying rights to vote in all circumstances at general meetings of our Company or any other member of our Group:

Name of substantial shareholder	Capacity/ Nature of interest	Number of Shares(1)	Approximate percentage of shareholding in each class of share of our Company as at the Latest Practicable Date	Approximate percentage of shareholding in each class of share of our Company after the [REDACTED](1)
Class A Ordinary Shares
Inspired Elite Investments Limited(2)	Beneficial interest	258,171,601	16.18%	[REDACTED]	%
Meituan(2)	Interest in controlled corporations	258,171,601	16.18%	[REDACTED]	%
Zijin Global Inc.(3)	Beneficial interest	133,263,086	8.35%	[REDACTED]	%
Mr. Wang Xing(2)(3)	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	391,434,687	24.53%	[REDACTED]	%
Amp Lee Ltd.(4)	Beneficial interest	108,557,400	6.80%	[REDACTED]	%
Mr. Li Xiang(4)	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	108,557,400	6.80%	[REDACTED]	%
Rainbow Six Limited(5)	Beneficial interest	86,978,960	5.85%	[REDACTED]	%
Mr. Fan Zheng(5)	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	86,978,960	5.85%	[REDACTED]	%

Class B Ordinary Shares
Amp Lee Ltd.(4)	Beneficial interest	355,812,080	100%	[REDACTED]	%

Mr. Li(4)	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	355,812,080	100%	[REDACTED]	%

Notes:

(1)	The table above assumes (i) the [REDACTED] becomes unconditional and the [REDACTED] are issued pursuant to the [REDACTED], (ii) the [REDACTED] is not exercised and no Shares are issued under the Share Incentive Plans, (iii) no Shares are issued or canceled and no other potential change to the share capital materialize as described in “—Potential changes to share capital” below, (iv) none of the Performance Conditions are met and no Award Premium is paid in respect of any CEO Award Shares (which are Class A Ordinary Shares with one vote per share), and (v) no Class B Ordinary Shares are converted into Class A Ordinary Shares. Each Class A Ordinary Share entitles the holder thereof to exercise one vote, and each Class B Ordinary Share entitles the holder thereof to exercise ten votes, on any resolution tabled at the Company’s general meetings, except for resolutions with respect to a limited number of Reserved Matters, in resssslation to which each Share is entitled to one vote.
(2)	Inspired Elite Investments Limited is a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Stock Exchange (stock code: 3690). As such, Meituan is deemed to be interested in the Class A Ordinary Shares held by Inspire Elite Investments Limited.
(3)	Zijin Global Inc. is a company incorporated in British Virgin Islands. Zijin Global Inc. is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. Wang Xing (as the settlor), our non-executive Director, for the benefit of Mr. Wang Xing and his family, with the trustee being TMF (Cayman) Ltd. As such, Mr. Wang Xing is deemed to be interested in the Class A Ordinary Shares held by Zijin Global Inc. Further, Mr. Wang Xing is a director and the controlling shareholder of Meituan and is therefore deemed to be interested in the Shares held by Inspired Elite Investments Limited.
(4)	Amp Lee Ltd. is a company incorporated in British Virgin Islands and is wholly owned by Cyric Point Enterprises Limited. The entire interest in Cyric Point Enterprises Limited is held by a trust that was established by Mr. Li (as the settlor), our executive Director and controlling shareholder, for the benefit of Mr. Li and his family. As such, Mr. Li is deemed to be interested in the Class B Ordinary Shares held by Amp Lee Ltd.
(5)	Rainbow Six Limited is a company incorporated in British Virgin Islands and is wholly owned by Star Features Developments Limited. The entire interest in Star Features Development Limited is held by a trust that was established by Mr. Fan Zheng (as the settlor), our non-executive Director, for the benefit of Mr. Fan Zheng and his family. As such, Mr. Fan Zheng is deemed to be interested in the Class A Ordinary Shares held by Rainbow Six Limited.

Except as disclosed above, our Directors are not aware of any other person who will, immediately following the completion of the [REDACTED] (and assuming that the [REDACTED] is not exercised and no further Shares are issued under the Share Incentive Plans or pursuant to the conversion of the 2028 Notes), have any interest and/or short positions in the Shares or underlying Shares of our Company which would fall to be disclosed to the Company pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of our share capital carrying rights to vote in all circumstances at general meetings of our Company. Our Directors are not aware of any arrangement which may at a subsequent date result in a change of control of our Company or any other member of our Group.

The below table sets out the shareholding and voting rights at general meetings of our Company (except for resolutions with respect to a limited number of Reserved Matters) of our major shareholders as of the Latest Practicable Date and immediately following the completion of the [REDACTED].

Name of major shareholder	Class A Ordinary Shares	Class B Ordinary Shares	Approximate percentage of shareholding as of the Latest Practicable Date	Approximate percentage of voting rights as of the Latest Practicable Date	Approximate percentage of shareholding immediately following the completion of the [REDACTED](1)		Approximate percentage of voting rights immediately following the completion of the [REDACTED](1)
Inspired Elite Investments Limited(2)	258,171,601	–	13.23%	4.21%	[REDACTED]	%	[REDACTED]	%
Zijin Global Inc.(3)	133,263,086	–	6.76%	2.15%	[REDACTED]	%	[REDACTED]	%
Amp Lee Ltd.(4)	108,557,400	355,812,080	23.79%	75.74%	[REDACTED]	%	[REDACTED]	%
Rainbow Six Limited(5)	86,978,960	–	4.46%	1.42%	[REDACTED]	%	[REDACTED]	%

Notes (1)-(5): See Notes (1)-(5) to the above table on the immediately preceding page.

DIRECTORS AND SENIOR MANAGEMENT

The following section sets forth updated information concerning directors and senior management subsequent to the filing of our 2020 Form 20-F.

DIRECTORS

Our Board consists of eight Directors, comprising three executive Directors, two non-executive Director and three independent non-executive Directors. The following table provides certain information about our Directors:

Name	Age	Position	Date of joining the Group	Date of appointment as a Director	Roles and responsibilities
LI Xiang (李想)	39	Executive Director,	April 2015	April 28,	Responsible for the overall
		Chairman, Chief Executive Officer and Founder		2017	strategy, product design, business development and management of our Company

SHEN Yanan (沈亞楠)	43	Executive Director	November	April 28,	Responsible for the overall
		and President	2015	2017	strategy, business development, supply chain management and sales and marketing of our Company

LI Tie (李鐵)	43	Executive Director	July 2016	April 28,	Responsible for the overall
		and Chief		2017	strategy, the accounting,
		Financial Officer			legal and internal controls functions, and the capital markets activities of our Company

WANG Xing (王興)	42	Non-executive Director	July 2019	July 2, 2019	Providing professional opinion and judgement to the Board

FAN Zheng (樊錚)	42	Non-executive Director(1)	July 2019	October 22, 2020	Providing professional opinion and judgement to the Board

ZHAO Hongqiang (趙宏強)	44	Independent non-executive Director(2)	July 2020	July 29, 2020	Providing independent opinion and judgement to the Board

Name	Age	Position	Date of joining the Group	Date of appointment as a Director	Roles and responsibilities
XIAO Xing (肖星)	50	Independent non-executive Director(3)	[REDACTED]	[REDACTED]	Providing independent opinion and judgement to the Board

JIANG Zhenyu (姜震宇)	47	Independent non-executive Director(3)	[REDACTED]	[REDACTED]	Providing independent opinion and judgement to the Board

Notes:

(1)	Mr. Fan Zheng is our independent director under applicable U.S. regulations, but does not meet all of the independence criteria set out in Rule 3.13 of the Hong Kong Listing Rules and, accordingly, is considered a non-executive director under the Hong Kong Listing Rules.
(2)	Mr. Zhao Hongqiang is our independent director under applicable U.S. regulations and is also independent non-executive Director for the purpose of the Hong Kong Listing Rules. We have determined that Mr. Zhao qualifies as an “audit committee financial expert” under the applicable rules of the SEC and has the appropriate professional accounting or financial management experience.
(3)	The appointment of Mr. Jiang Zhenyu and Prof. Xiao Xing as independent non-executive Directors will take effect from the Listing Date.

Save as disclosed below, none of the Directors had held any directorships in listed companies during the three years immediately prior to the Latest Practicable Date, there is no other information in respect of the Directors to be disclosed pursuant to Rules 13.51(2)(a) to (v) of the Listing Rules, and there is no other matter that needs to be brought to the attention of Shareholders or potential [REDACTED].

Executive Directors

Mr. Li Xiang (李想) aged 39, is the Founder, an executive Director, the Chief Executive Officer and the Chairman of the Board of the Company. Mr. Li is responsible for the overall strategy, product design, business development and management of our Company.

Mr. Li has over 20 years of founding and managing internet technology companies in China, including over 15 years of experience focusing on the automotive industry. Mr. Li is the founder of Autohome Inc., (NYSE: ATHM; HKEX stock code: 2518) (“Autohome”), and served as its president from 1999 to June 2015. Autohome is the leading online destination for automobile consumers in China. At Autohome, Mr. Li was primarily responsible for its overall strategy, content creation and product development. From May 2015 to September 2018, Mr. Li served as a director of NIO Inc. (Nasdaq: NIO). Mr. Li has served as an independent director of Beijing Siwei Tuxin Technology Co., Ltd. (北京四維圖新科技股份有限公司) (Shenzhen Stock Exchange stock code: 002405) since May 2017, and is also on the board of directors of several private companies. Mr. Li studied at Shijiazhuang No. 4 Middle School and decided to pursue a career in entrepreneurship following high school rather than pursuing tertiary education.

Mr. Shen Yanan (沈亞楠), aged 43, is an executive Director and has served as our President since November 2015. Mr. Shen is responsible for the overall strategy, business development, supply chain management and sales and marketing of our Company.

Prior to joining our Group, Mr. Shen held various positions with Lenovo with his most recent position as vice president in charge of global supply chain operations at Lenovo from October 2014.

Mr. Shen received a bachelor’s degree in industrial foreign trade from Shanghai Jiao Tong University in July 1999 and a master’s degree in logistics and supply chain management from University of Edinburgh in December 2000. Mr. Shen obtained his EMBA degree from China Europe International Business School in October 2013.

Mr. Li Tie (李鐵), aged 43, is an executive Director and has served as our Chief Financial Officer since July 2016. Mr. Li is responsible for the overall strategy, the accounting, legal and internal controls functions and the capital markets activities of our Company.

Prior to joining our Group, Mr. Li worked at Autohome from March 2008 to June 2016 with his last position as a vice president of Autohome. Before joining Autohome, Mr. Li worked at PricewaterhouseCoopers Beijing Office from August 2002 to February 2008.

Mr. Li completed the Senior Executive Leadership Program held by Harvard Business School in July 2019. He received his bachelor’s degree in accounting and master’s degree in management from Tsinghua University in July 1999 and June 2002 respectively.

Non-executive Directors

Mr. Wang Xing (王興), aged 42, is a non-executive Director of the Company. Mr. Wang is a co-founder, an executive director, the chief executive officer and chairman of the board of Meituan (HKEX stock code: 3690), a leading e-commerce platform for services in China which was listed on the Main Board of the Stock Exchange in September 2018. Mr. Wang is responsible for the overall strategic planning, business direction and management of Meituan. He also holds directorship in various subsidiaries of Meituan. Prior to founding meituan.com in 2010, he co-founded xiaonei.com, China’s first college social network website, in 2005. xiaonei.com was later renamed as Renren Inc. (NYSE: RENN). Mr. Wang also co-founded fanfou.com, a social media company specializing in microblogging, in May 2007 and was responsible for the management and operation of this company from May 2007 to July 2009.

Mr. Wang received his bachelor’s degree in electronic engineering from Tsinghua University in July 2001 and his master’s degree in electrical engineering from University of Delaware in January 2005.

Mr. Fan Zheng (樊錚), aged 42, is a non-executive Director (under the Hong Kong Listing Rules) of the Company and has served as our independent director (under applicable U.S. regulations) since October 2020. Prior to joining us, Mr. Fan served as co-founder and vice president of Autohome from June 1999 to October 2016. At Autohome, Mr. Fan was primarily responsible for its technological operations.

Mr. Fan graduated with a college diploma in computer science from Hebei University of Science and Technology in July 2000.

Independent Non-Executive Directors

Mr. Zhao Hongqiang (趙宏強), aged 44, has served as an independent director of our Company since July 2020 and was re-designated as an independent non-executive Director with effect from the [REDACTED].

Mr. Zhao serves as an executive director and chief financial officer of Bairong Inc. (HKEX stock code: 6608) (“BaiRong”), a leading big-data application platform in financial sector in China, since June 2018. Mr. Zhao also currently serves as an independent director of HUYA Inc. (NYSE: HUYA), a leading China-based game live streaming company since May 2018. Previously, Mr. Zhao served as chief financial officer of NetEase Lede Technology Co., Ltd Beijing Branch from October 2014. Mr. Zhao previously held the position of assistant chief auditor at the Public Company Accounting Oversight Board, a regulatory oversight agency under the SEC. He was also employed with KPMG LLP in the United States from August 2001 to February 2009, with the most recent position being Manager Audit. Mr. Zhao accumulated corporate governance knowledge and experience through his aforementioned positions and directorships at BaiRong, NetEase Lede Technology Co., Ltd Beijing Branch and the Public Company Accounting Oversight Board of the SEC.

Mr. Zhao received a bachelor’s degree in accounting from Tsinghua University in July 1999 and a master’s degree in accountancy from the George Washington University in May 2001.

Mr. Jiang Zhenyu (姜震宇), aged 47, was appointed as an independent non-executive Director with effect from the [REDACTED].

Mr. Jiang has more than 12 years of experience in financial management and legal practices. Mr. Jiang has served as the chief financial officer and a joint company secretary of Dida Inc. since May 2020 and September 2020, respectively. At Dida Inc, Mr. Jiang is primarily responsible for finance, investments and capital market activities and corporate governance related matters. Prior to joining Dida Inc., Mr. Jiang served as the chief financial officer of Cheetah Mobile Inc., a company listed on the New York Stock Exchange (NYSE: CMCM), from April 2017 to January 2020. Prior to that, Mr. Jiang founded and operated a startup tech company. From February 2014 to October 2015, Mr. Jiang served as the chief financial officer at 9F Inc., a company listed on Nasdaq (Nasdaq: JFU). From September 2008 to March 2014, he worked as an associate at Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Jiang also served as an engineer at BorgWarner, Inc., a company listed on the New York Stock Exchange (NYSE: BWA) from January 2000 to July 2006. Mr. Jiang accumulated corporate governance knowledge and experience through his aforementioned senior management positions at Dida Inc, Cheetah Mobile Inc. and 9F Inc..

Mr. Jiang graduated from Tsinghua University with a bachelor’s degree and a master’s degree in automotive engineering in July 1995 and June 1998, respectively. He further obtained a master’s degree from Pennsylvania State University in December 1999 and a juris doctor degree from Cornell Law School in May 2008. Mr. Jiang qualified as a registered attorney at law in the State of New York in January 2009 and was also recognized as a chartered financial analyst by CFA Institute in the USA in April 2013.

Prof. Xiao Xing (肖星), aged 50, [was appointed] as an independent non-executive Director with effect from the [REDACTED].

Prof. Xiao is a Professor and the Head of the Accounting Department of the School of Economics and Management of Tsinghua University, where she has taught classes since April 1997. During her time at the Tsinghua University, Prof. Xiao visited Harvard University, Massachusetts Institute of Technology, University of Wisconsin as a senior visiting scholar and received the Fulbright Scholar award in 2011. Prof. Xiao’s main research areas are corporate governance, financial management, financial statement analysis and financial accounting.

Prof. Xiao has served as an independent director of Mango Excellent Media Co., Ltd. (Shenzhen Stock Exchange stock code: 300413) since January 2019; an independent director of Huaxi Biological Co., Ltd., (Shanghai Stock Exchange stock code: 688363) since March 2019; and an independent non-executive director of Agricultural Bank of China Co., Ltd. (Shanghai Stock Exchange stock code: 601288 and HKEX stock code: 1288) from March 2015 to July 2021; independent director of Goertek Inc. (Shenzhen Stock Exchange stock code: 002241) from September 2013 to November 2019; an independent director of Huayu Software Co., Ltd. (Shenzhen Stock Exchange stock code: 300271) from June 2019 to March 2020; and an independent director of Aixin Life Co., Ltd. since August 2017. Prof. Xiao accumulated corporate governance knowledge and experience through her academic research and the foregoing directorships.

Prof. Xiao received a bachelor’s degree in mechanical engineering and a second bachelor’s degree in business management from Tsinghua University in July 1994 and a master’s degree in industrial foreign trade (accounting) from Tsinghua University in March 1997. Prof. Xiao obtained her doctorate degree in accounting from Tsinghua University in January 2004.

Legal proceedings involving certain Directors

Mr. Li Xiang, our Founder and executive Director, was named as a defendant in three pending securities class action lawsuits filed in 2019 by certain investors against NIO Inc. (“NIO”), a company listed on the New York Stock Exchange (NYSE: NIO), together with certain current, former directors and senior officers of NIO Inc. (the “NIO Class Actions”). The three cases remained pending in the U.S. District Court for the Eastern District of New York (E.D.N.Y.), Supreme Court of the State of New York, New York County (N.Y. County), and Supreme Court of the State of New York, County of Kings (Kings County) respectively. The plaintiffs in the NIO Class Actions allege, in sum and substance, that NIO made false and misleading statements and/or omissions in its registration statement and prospectus filed with the U.S. SEC in connection with NIO’s initial public offering in September 2018, including statements regarding NIO’s plans with respect to building a manufacturing facility in Shanghai, the impact of reductions or cancellations in government subsidies on NIO’s sales and business, and NIO’s quality control over its vehicles. Plaintiffs seek monetary damages for alleged losses suffered as a result of these alleged misrepresentations. Mr. Li was a director of NIO from May 2015 and resigned with effect from September 11, 2018, prior to the issuance of NIO’s registration statement and the prospectus in question.

As at the Latest Practicable Date, to our best knowledge, (a) in respect of one of the NIO Class Actions, Mr. Li was initially served in December 2020; the plaintiffs filed their second amended complaint in September 2020, in which there was no specific allegation raised against Mr. Li individually; NIO and other defendants filed their motion to dismiss such action in October 2020; Mr. Li joined NIO’s motion to dismiss in December 2020; and the court’s decision on the motion to dismiss remained pending; (b) Mr. Li has not been served in respect of the other two NIO Class Actions; and (c) the NIO Class Actions are still at a preliminary stage and no court has ruled on the substance of the plaintiffs’ claims.

Mr. Jiang Zhenyu (“Mr. Jiang”), an independent non-executive Director, has been named as a defendant in several securities class action lawsuits since November 2017 filed by certain investors against Cheetah Mobile Inc. (“Cheetah”), a company listed on the New York Stock Exchange (NYSE: CMCM), and others in the District Court for the Central District of California and the District Court for the Southern District of New York. Except for two class actions (the “Cheetah Class Actions”) filed in June 2020 and July 2020 which are still ongoing, all the other class actions were dismissed either voluntarily by the plaintiffs or by court by granting the motions to dismiss based on the conclusion that the statements challenged by the plaintiffs are neither false nor misleading and such plaintiffs do not adequately plead knowledge on the part of any defendant. The Cheetah Class Actions alleged, in sum and substance, that during the period from March 2019 to February 2020, Cheetah made false and misleading statements about its business and prospects and/or omissions and failed to disclose that certain of Cheetah’s apps were not compliant with the terms of its agreement with a major customer of Cheetah such that its business relationship with such customer might be terminated which may result in decline in Cheetah’s revenue. Plaintiffs seek monetary damages for alleged losses suffered as a result of these alleged misrepresentations. Mr. Jiang, as the former chief financial officer of Cheetah, together with certain other current and former directors and senior officers of Cheetah were named as the defendants in the Cheetah Class Actions. Mr. Jiang left the position as the chief financial officer of Cheetah in January 2020 prior to the termination of Cheetah’s agreements with the major customer and the filings of these two outstanding cases.

As at the Latest Practicable Date, to our best knowledge, (a) the Cheetah Class Actions were consolidated in In Re: Cheetah Mobile, Inc. Securities Litigation (Case No. 2:20-cv-05696) in California Central District Court, and were at a preliminary stage and no court has ruled on the substance of each plaintiff ’s claims, and (b) Mr. Jiang has not been served in respect of the Cheetah Class Actions.

Based on the information available and reasonable due diligence conducted by the Company up to the Latest Practicable Date, including (i) inquiries with Mr. Li; (ii) that Mr. Li resigned as a director of NIO prior to the issue of the registration statement and the prospectus in question and had no material involvement in the preparation and issue of the registration statement and the prospectus in question; (iii) in the NIO Class Action that Mr. Li was served, there was no specific allegation raised against Mr. Li individually; (iv) that Mr. Li has not been served in respect of the other two NIO Class Actions; (v) the NIO Class Actions are still at a preliminary stage and no court has ruled on the substance of the plaintiffs’ claims; (vi) based on our due enquiry and review of related documents and disclosure, including related court filings, independent media reports and NIO’s public disclosure relating to the aforementioned NIO Class Actions or matters alleged, to the best of our knowledge, we are not aware of any affirmative specific facts made against Mr. Li that lead us to believe that Mr. Li may personally be liable for the violations alleged in the NIO Class Actions or for failing to discharge his duties and responsibilities as a director of NIO with respect to the matters involved in the NIO Class Actions, or that Mr. Li is unsuitable to act as a director of a listed company, or that the monetary damages sought in the NIO Class Actions would disqualify Mr. Li from acting as a director of a public company listed in the United States; and (vii) that based on the background check and litigation searches conducted by independent third parties, we are not aware of any other disputes, litigations or regulatory disciplinary actions or investigations against Mr. Li, the Directors are of the view that the NIO Class Actions do not have any impact on the suitability of Mr. Li as a Director of our Company under Rules 3.08 and 3.09 of the Listing Rules.

Based on the information available and reasonable due diligence conducted by the Company up to the Latest Practicable Date, including (i) inquiries with Mr. Jiang; (ii) Mr. Jiang left the position as the chief financial officer of Cheetah prior to the termination of Cheetah’s agreements with the major customer and the filings of the two outstanding Cheetah Class Actions; (iii) the alleged misrepresentations were primarily relating to the alleged non- compliance of some of Cheetah’s apps with the terms of the agreement with the major customer, which was a matter not oversaw by Mr. Jiang or within his responsibility as the chief financial officer of Cheetah, and thus Mr. Jiang, who was primarily responsible for financial related matters in Cheetah, was not aware of nor informed of such matters until Cheetah publicly announced the event in February 2020; (iv) that the Cheetah Class Actions (which have been consolidated) remain at a preliminary stage and no court has ruled on the substance of each plaintiff ’s claims; (v) Mr. Jiang has not been served in respect of the Cheetah Class Actions, (vi) based on our due enquiry and review of related documents and disclosure, including related court filings, independent media reports and Cheetah’s public disclosure relating to the aforementioned Cheetah Class Actions or matters alleged, to the best of our knowledge, we are not aware of any affirmative specific facts made against Mr. Jiang that lead us to believe that Mr. Jiang may personally be liable for the violations alleged in the Cheetah Class Actions or for failing to discharge his duties and responsibilities as the chief financial officer of Cheetah with respect to the matters involved in the Cheetah Class Actions, or that Mr. Jiang is unsuitable or incompetent to act as a director of a listed company, or that the monetary damages sought in the Cheetah Class Actions would disqualify Mr. Jiang from acting as a director of a public company listed in the United States, and (vii) that based on the background check and litigation searches conducted by independent third parties, we are not aware of any other disputes, litigations or regulatory disciplinary actions or investigations against Mr. Jiang, the Directors are of the view that the Cheetah Class Actions do not have any impact on the suitability of Mr. Jiang to serve as a Director of our Company under Rules 3.08 and 3.09 of the Listing Rules.

Based on the currently available information and independent due diligence work conducted by the Joint Sponsors, including but not limited to, (i) reviewing the documents in relation to the NIO Class Actions and the Cheetah Class Actions made available to the Joint Sponsors and public record and relevant announcements issued by NIO and Cheetah, (ii) conducting background searches on Mr. Li and Mr. Jiang, and (iii) reviewing representations made by Mr. Li and Mr. Jiang during the due diligence interviews, after considering the facts and the due diligence conducted by the Company as set out above, the Joint Sponsors concur with the Directors’ view on the suitability of Mr. Li and Mr. Jiang to serve as Directors as stated above, with the qualification that Mr. Li and Mr. Jiang will not ultimately be personally liable for the NIO Class Actions and the Cheetah Class Actions for any reason that implicates their integrity, competence and suitability to act as a Director.

The Company will closely monitor the developments of the NIO Class Actions and the Cheetah Class Actions, and will review the above view should the facts change, new information become available or the cases proceed further.

SENIOR MANAGEMENT

The following table provides information about members of the senior management of our Company:

Name	Age	Position	Date of joining the Group	Roles and responsibilities

LI Xiang (李想)	39	Executive Director, Chairman, Chief Executive Officer and Founder	April 2015	Responsible for the overall strategy, product design, business development and management of our Company

SHEN Yanan (沈亞楠)	43	Executive Director and President	November 2015	Responsible for the overall strategy, business development and supply chain management of our Company

LI Tie (李鐵)	43	Executive Director and Chief Financial Officer	July 2016	Responsible for the overall strategy, the accounting, legal and internal controls functions, and the capital markets activities of our Company

MA Donghui (馬東輝)	46	Chief Engineer	September 2015	Responsible for the research and development of our Company

WANG Kai (王凱)	42	Chief Technology Officer	September 2020	Responsible for providing overall leadership in advanced technology research and development in smart vehicles

Mr. Li Xiang (李想) aged 39, is our Founder, an executive Director, Chairman of the Board and the Chief Executive Officer of our Company. For further details, please see the paragraphs headed “—Executive Directors” in this section.

Mr. Shen Yanan (沈亞楠), aged 43, is an executive Director and the President of our Company. For further details, please see the paragraphs headed “—Executive Directors” in this section.

Mr. Li Tie (李鐵), aged 43, is an executive Director and the Chief Financial Officer of our Company. For further details, please see the paragraphs headed “—Executive Directors” in this section.

Mr. Ma Donghui (馬東輝), aged 46, has served as our Chief Engineer since September 2015, in charge of the research and development of our Company. Mr. Ma worked as dean of research institute at SANY Heavy Vehicle Body Co., Ltd. since June 2011. Prior to that, Mr. Ma worked as senior project manager at IAT Automobile Technology Co., Ltd. from June 2010 to June 2011. Mr. Ma served at Jianshi International Automotive Design (Beijing) Co., Ltd. from December 2003 to May 2010 with his last position as director of department of vehicle body.

Mr. Ma received a bachelor’s degree in power engineering from Wuhan University of Technology in 1999 and a master’s degree in mechanical manufacturing and automation from Shanghai University in 2003.

Mr. Wang Kai (王凱), aged 42, has served as our Chief Technology Officer since September 2020 and is responsible for providing overall leadership in advanced technology research and development in smart vehicles, including electronic and electrical architecture, intelligent cockpit, autonomous driving, computing platform development, and Li OS, the real-time operating system of our Company.

Prior to joining us, Mr. Wang worked for Visteon Corporation from November 2012 to September 2020 and served his last role as Visteon’s global chief architect and director of advanced driver assistance systems. From 2002 to 2012, Mr. Wang focused on core research and development in mobile communication, connectivity and design of application specific integrated circuit in world leading technology companies; his work experience in this field included senior hardware expert at Nokia Corporation since September 2006, hardware design engineer at Detection Technology from February 2005 to August 2006, hardware design engineer at Datang Microelectronics Technology Co., Ltd. (大唐微電子技術有限公司) from September 2004 to January 2005 and chip design engineer at Arca Technology Co., Ltd. (方舟 科技有限公司) from July 2002 to August 2004.

Mr. Wang received a bachelor’s degree in microelectronic engineering from Beijing University of Technology and a master’s degree in industrial management from Helsinki Metropolia University of Applied Sciences. Since 2019, Mr. Wang has been an adjunct professor at the Tongji University in China.

JOINT COMPANY SECRETARIES

Mr. Wang Yang (王揚) has been appointed as our joint company secretary with effect from May 5, 2021. Mr. Wang joined our Group in July 2020 as the director of capital markets. Prior to joining our Group, Mr. Wang was a founding partner of Winning Capital (盈嘉資本) from January 2018 to July 2020. At Winning Capital, he oversaw all departments and was responsible for the fund raising, investment, management and exit activities of the fund. From June 2012 and December 2017, Mr. Wang work at Noah China Holdings Group (諾亞中國控 股集團) with his last position as the deputy general manager of the Shanghai wealth management center.

Mr. Wang received his master’s degree in business administration in August 2010 from Northwood University.

Ms. Lau Yee Wa (劉綺華) has been appointed as our joint company secretary with effect from May 5, 2021. Ms. Lau is a Senior Manager of Corporate Services of Tricor Services Limited (“Tricor”), Asia’s leading business expansion specialist. Ms. Lau has over 20 years of experience in the corporate secretarial field and has been providing professional corporate services to Hong Kong listed companies as well as multinational, private and offshore companies. Ms. Lau is currently the company secretary of five listed companies on the Main Board of the Hong Kong Stock Exchange, namely, BAIOO Family Interactive Limited (百奧 家庭互動有限公司) (stock code: 2100), Meituan (美團) (stock code: 3690), Transmit Entertainment Limited (傳遞娛樂有限公司) (stock code: 1326), Jiayuan International Group Limited (佳源國際控股有限公司) (stock code: 2768) and Everest Medicines Limited (雲頂新 耀有限公司) (stock code: 1952).

Ms. Lau is a Chartered Secretary, a Chartered Governance Professional and an Associate of both The Hong Kong Institute of Chartered Secretaries and The Chartered Governance Institute (formerly “The Institute of Chartered Secretaries and Administrators”). She obtained her bachelor ’s degree in administrative management from University of South Australia in April 2003.

CORPORATE GOVERNANCE

Audit Committee

Our audit committee is in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code set out in Appendix 14 to the Listing Rules, except for the terms of reference required by paragraphs C.3.3 and C.3.7 of the Corporate Governance Code. However, the charter of our audit committee complies with the rules of Nasdaq and the rules of the SEC. The primary duties of the audit committee are, among other things, to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters, review the adequacy of our internal control over financial reporting, and review all related party transactions for potential conflict of interest situations and approving all such transactions. The audit committee comprises three independent non-executive Directors, namely Mr. Zhao Hongqiang, Mr. Jiang Zhenyu and Prof. Xiao Xing. Mr. Zhao, being the chairman of the committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.

Compensation Committee

Our compensation committee is in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code set out in Appendix 14 to the Listing Rules, except for the terms of reference required by paragraph B.1.2 of the Corporate Governance Code. However, the charter of our compensation committee complies with the rules of Nasdaq. The primary duties of the compensation committee are to review and make recommendations to the Board of Directors with respect to director compensation, evaluate the performance of our Chief Executive Officer and Chief Financial Officer and review and make recommendations to the Board regarding the terms of their compensation, and review and approve the compensation of our other executive officers and senior management. The compensation committee comprises Mr. Li Xiang, Mr. Zhao Hongqiang and Mr. Jiang Zhenyu. Mr. Zhao is the chairman of the committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee complies with the requirements in respect of nomination committees in the Corporate Governance Code set out in Appendix 14 to the Listing Rules and with the requirements regarding corporate governance committees under Chapter 8A of the Listing Rules.

The primary duties of the nominating and corporate governance committee are, among other things:

•	in respect of its nomination functions, to develop and recommend to the Board criteria for board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board’s committees, and develop and recommend to the Board a set of corporate governance guidelines; and

•	in respect of its corporate governance functions, to ensure that the Company is operated and managed for the benefit of all shareholders and to ensure the Company’s compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of the Company.

The nominating and corporate governance committee comprises Mr. Zhao Hongqiang, Mr. Jiang Zhenyu and Prof. Xiao Xing. Mr. Jiang is the chairman of the committee. For details of their experience in corporate governance related matters, please refer to their biographies in the sub-section headed “—Independent Non-executive Directors” above.

In accordance with Rule 8A.30 of the Listing Rules and the Corporate Governance Code set out in Appendix 14 of the Listing Rules, the corporate governance function of our nominating and corporate governance committee as set out in its terms of reference includes:

(a)	to develop and review the Company’s policies and practices on corporate governance and make recommendations to the Board;

(b)	to review and monitor the training and continuous professional development of Directors and senior management;

(c)	to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

(d)	to develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and directors;

(e)	to review the Company’s compliance with the Corporate Governance Code and disclosure in the Corporate Governance Report;

(f)	to review and monitor whether the Company is operated and managed for the benefit of all of its shareholders;

(g)	to confirm, on an annual basis, that the WVR Beneficiaries have been members of the Company’s board of Directors throughout the year and that no matters under Rule 8A.17 of the Listing Rules have occurred during the relevant financial year;

(h)	to confirm, on an annual basis, whether or not the WVR Beneficiaries have complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules throughout the year;

(i)	to review and monitor the management of conflicts of interests and make a recommendation to the board of Directors on any matter where there is a potential conflict of interest between the Company, its subsidiary or consolidated affiliated entity and/or shareholder on one hand and any WVR Beneficiary on the other;

(j)	to review and monitor all risks related to the Company’s WVR structure, including connected transactions between the Company and/or its subsidiary or consolidated affiliated entity on one hand and any WVR Beneficiary on the other and make a recommendation to the board of Directors on any such transaction;

(k)	to make a recommendation to the board of Directors as to the appointment or removal of the Compliance Adviser;

(l)	to seek to ensure effective and on-going communication between the Company and its shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules; and

(m)	to report on the work of the corporate governance committee on at least a half-yearly and annual basis covering all areas of its terms of reference, including disclosing, on a comply or explain basis, its recommendations to the Board in respect of the matters in items (i) to (k) above.

Pursuant to Rule 8A.32 of the Listing Rules, the Corporate Governance Report prepared by our Company for inclusion in our interim and annual reports after Listing will include a summary of the work of the corporate governance committee for the relevant period.

Role of our Independent Non-executive Directors

Pursuant to Rule 8A.26 of the Listing Rules, the role of the independent non-executive directors of a listed company with WVR structure must include, but is not limited to, the functions described in code provisions A.6.2, A.6.7 and A.6.8 of the Corporate Governance Code. The functions of our independent non-executive Directors include:

(a)	to participate in board meetings to bring an independent judgment to bear on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct;

(b)	to take the lead where potential conflicts of interests arise;

(c)	to serve on the audit, compensation, nominating and corporate governance committees and other governance committees, if invited;

(d)	to scrutinize our Company’s performance in achieving agreed corporate goals and objectives, and monitoring performance reporting;

(e)	to give the Board and any committees on which they serve the benefit of their skills, expertise and varied backgrounds and qualifications through regular attendance and active participation;

(f)	to make a positive contribution to the development of the Company’s strategy and policies through independent, constructive and informed comments; and

(g)	to attend general meetings and developing a balanced understanding of the views of our Shareholders.

Corporate Governance Code

We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of our Shareholders. In order to accomplish this, save as disclosed below, we expect to comply with the Corporate Governance Code set out in Appendix 14 of the Listing Rules after the Listing.

Pursuant to code provision A.2.1 of the Corporate Governance Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. We do not have a separate chairman and chief executive officer and Mr. Li Xiang currently performs these two roles. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole. For further information relating to the Company’s corporate governance measures, please see the section headed “Relationship with the Controlling Shareholders—Corporate Governance Measures.”

Management Presence

According to Rule 8.12 of the Listing Rules, we must have sufficient management presence in Hong Kong. This normally means that at least two of our executive Directors must be ordinarily resident in Hong Kong.

Since the principal business operations of our Group are conducted in Mainland China, members of our senior management are, and are expected to continue to be, based in Mainland China. Further, as our executive Directors have a vital role in our Group’s operations, it is crucial for them to remain in close proximity to our Group’s central management located in Mainland China. Our Company does not and, for the foreseeable future, will not have a sufficient management presence in Hong Kong. We have applied for, and the Stock Exchange [has granted], a waiver from compliance with Rule 8.12 of the Listing Rules. For further details, see “Waivers from strict compliance with the Listing Rules—Waiver in respect of management presence in Hong Kong.”

Board Diversity

Our Company [has adopted] a board diversity policy which sets out the approach to achieve diversity of the Board. Our Company recognizes and embraces the benefits of having a diverse Board and sees increasing diversity at the Board level, including gender diversity, as an essential element in maintaining the Company’s competitive advantage and enhancing its ability to attract, retain and motivate employees from the widest possible pool of available talent. Pursuant to the board diversity policy, in reviewing and assessing suitable candidates to serve as a director of the Company, the nominating and corporate governance committee will consider a number of aspects, including but not limited to gender, age, cultural and educational background, professional qualifications, skills, knowledge, and industry and regional experience. Pursuant to the board diversity policy, the nominating and corporate governance committee will discuss periodically and when necessary, agree on the measurable objectives for achieving diversity, including gender diversity, on the Board and recommend them to the Board for adoption.

DIRECTORS’ REMUNERATION

Our Directors and senior management receive remuneration, including salaries, allowances and benefits in kind, performance related bonuses, share-based compensation and our contribution to the pension scheme on their behalf.

The aggregate amount of remuneration (including salaries, allowances and benefits in kind, performance related bonuses, share-based compensation and pension scheme contributions, as applicable) for our Directors for the years ended December 31, 2018, 2019 and 2020 and the three months ended March 31, 2020 and 2021 was RMB5.2 million, RMB5.5 million, RMB64.4 million, RMB1.4 million and RMB22.7 million, respectively. Under the arrangements currently in force, our Directors will be entitled to receive remuneration and benefits in kind which, for the year ending December 31, 2021, is expected to be RMB92.4 million in aggregate (excluding discretionary bonus).

The aggregate amount of remuneration (including salaries, allowances and benefits in kind, performance related bonuses, share-based compensation and pension scheme contributions, as applicable) for the five highest paid individuals for the years ended December

31, 2018, 2019 and 2020 and the three months ended March 31, 2020 and 2021 was RMB8.3 million, RMB9.6 million, RMB94.0 million, RMB2.2 million and RMB50.6 million, respectively.

Save as disclosed above, no other payments have been paid or are payable, in respect of the years ended December 31, 2018, 2019 and 2020 and the three months ended March 31, 2021 by our Company to our Directors. No remuneration was paid to our Directors or the five highest paid individuals as an inducement to join, or upon joining, our Group. No compensation was paid to, or receivable by, our Directors or past directors for the Track Record Period for the loss of office as director of any member of our Group or of any other office in connection with the management of the affairs of any member of our Group. None of our Directors waived any emoluments during the same period.

See paragraphs headed “Statutory and General Information—Share Incentive Plans” in Appendix IV for details regarding the incentive plans for our Directors and the senior management.

Grant of CEO Award

On March 8, 2021, the Board and the compensation committee of the Board adopted the 2021 Plan. The maximum number of Class B Ordinary Shares that may be issued pursuant to all awards under the 2021 Plan is 108,557,400. The principal terms of which are set out in paragraphs headed “Statutory and General Information—Share Incentive Plans” in Appendix IV to this document.

On March 8, 2021, our Company granted an option to purchase 108,557,400 Class B Ordinary Shares to Mr. Li Xiang (the “CEO Award”), our Chairman of the Board, executive Director and Chief Executive Officer, under the 2021 Plan. The date of expiration for the CEO Award was March 8, 2031. The exercise price of the options was US$14.63 per share, which was the average per-share closing price of our ADSs, each representing two Class A Ordinary Shares, in the 30 trading days immediately prior to the grant date, as reported by the Nasdaq Global Select Market. The options were divided into six equal tranches of 18,092,900 each and subject to the same vesting conditions as the Performance Conditions described below.

On May 5, 2021, the Board resolved to change the form of CEO Award from options to an award of 108,557,400 Class B Ordinary Shares. Such Class B Ordinary Shares vested and were duly issued to Amp Lee Ltd. as registered legal and beneficial owner on May 5, 2021. On the same day, all of the options granted under the CEO Award (none of which vested or were exercised) were terminated and cancelled. Pursuant to a conversion notice submitted by Mr. Li to the Board dated [●], 2021 and the written resolutions passed by the Board on [●], 2021, all such 108,557,400 Class B Ordinary Shares will be converted to 108,557,400 Class A Ordinary Shares (i.e. the CEO Award Shares) on one-to-one basis with effect immediately upon the Listing.

Under the terms of the CEO Award, Mr. Li has agreed that the CEO Award Shares shall be subject to certain restrictions, terms and conditions as described further below.

The CEO Award Shares are divided into six equal tranches of 18,092,900 Class B Ordinary Shares each which will be converted to Class A Ordinary Shares on one-to-one basis with effect immediately upon the Listing pursuant to the conversion notice mentioned above. Each such tranche of CEO Award Shares has a related condition that our aggregate number of vehicle deliveries in any 12 consecutive months is equal to or exceeds 0.5 million, 1 million, 1.5 million, 2 million, 2.5 million and 3 million vehicles, respectively (the “Performance Condition”). In the event that a Performance Condition is met for a given tranche of CEO Award Shares, Mr. Li will pay to our Company a premium in respect of the relevant CEO Award Shares of US$14.63 per share (the “Award Premium”), which was the average per-share closing price of our ADSs, each representing two Class A Ordinary Shares, in the 30 trading days immediately prior to March 8, 2021, as reported by the Nasdaq Global Select Market.

Pursuant to the grant of the CEO Award, Mr. Li has undertaken and covenanted that unless and until, in respect of any tranche of CEO Award Shares, (a) the relevant Performance Condition has been met, and (b) the relevant Award Premium has been paid, he will not:

(i)	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any interest in the relevant CEO Award Shares;

(ii)	cast a vote representing the relevant CEO Award Shares at any shareholder meeting of our Company or written resolution of shareholders of our Company; or

(iii)	claim a right to receive any dividend in respect of the relevant CEO Award Shares.

Any CEO Award Shares in respect of which the Performance Condition has not been met and Award Premium not paid shall immediately be subject to compulsory repurchase by our Company at par value after the first to occur of the following events: (a) the expiration date of the CEO Award, being March 8, 2031; (b) Mr. Li ceasing to hold the position of Chief Executive Officer, Chairman of the Board of Directors, chief products officer or similar key position in our Group; (c) termination of Mr. Li’s service for any reason; and (d) any material breach by Mr. Li of the codes of conduct as specified in our employees handbook. Accordingly, Mr. Li’s voting rights in our Company may decrease after the Listing if the relevant CEO Award Shares are repurchased and cancelled upon the occurrence of such events.

The terms and conditions of the CEO Award are stipulated in the 2021 Plan and the grant letter of the CEO Award Shares and our Board or a committee of one or more members of the Board administers the 2021 Plan. A summary of the scheme rules of the 2021 Plan is set out in the section headed “Statutory and General Information—Share Incentives Plans—The 2021 Plan”. The Company will monitor Mr. Li’s compliance with the restrictions described above through a number of measures, including: (a) the compensation committee of the Board, which must be chaired by an independent non-executive Director and comprise of a majority of independent non-executive Directors in accordance with the Listing Rules, with Mr. Li recusing himself if he is a member of the compensation committee, shall monitor Mr. Li’s compliance with the restrictions on the CEO Award Shares and discuss and confirm such compliance at least once annually during the committee meeting; (b) the Company shall instruct its representative or scrutineer engaged for vote-taking at general meetings to ensure votes casted in respect of the CEO Award Shares, if any, shall be disregarded, unless and until the Performance Condition and the Award Premium have been fulfilled in respect of the relevant CEO Award Shares; (c) the Company shall instruct its finance team to ensure no dividend shall be paid in respect of any of the CEO Award Shares, unless and until the Performance Condition and the Award Premium have been fulfilled in respect of the relevant CEO Award Shares; and (d) the Company shall instruct its [REDACTED] or its [REDACTED] (as applicable) not to register any change of ownership in the CEO Award Shares, unless and until the Performance Condition and the Award Premium have been fulfilled in respect of the relevant CEO Award Shares.

Pursuant to the grant letter of the CEO Award, any dispute or claim arising out of or relating to the grant letter shall be referred to arbitration in Hong Kong in a proceeding by one arbitrator from the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules (the “HKIAC Rules”) in force when the arbitration notice is submitted.

The terms of the CEO Award were arrived at after careful deliberation by the compensation committee of the Board (with Mr. Li recusing himself) taking into account advice of an independent professional advisory firm. The vesting conditions of the CEO Award Shares are 100% performance-based and provides no rewards to Mr. Li simply by the passage of time. The main rationale for the CEO Award include:

(a)	to recognize and reward Mr. Li’s significant contribution to the Company;

(b)	to incentivize Mr. Li to lead the Company to greater business results and to further align his interests with the mid- to long-term goals of the Company as well as the interest of the other shareholders of the Company;

(c)	to ensure Mr. Li’s continued leadership of the Company to promote greater stability in the management of the Company; and

(d)	the performance-based vesting conditions demonstrate the aspirations of the Company.

COMPLIANCE ADVISOR

We have appointed Somerley Capital Holdings Limited as our compliance advisor (the “Compliance Advisor”) pursuant to Rule 8A.33 of the Listing Rules. The Compliance Advisor will provide us with guidance and advice as to compliance with the requirements under the Listing Rules and applicable Hong Kong laws. Pursuant to Rules 3A.23 and 8A.34 of the Listing Rules, the Compliance Advisor will advise our Company, among others, in the following circumstances:

(a)	before the publication of any regulatory announcement, circular, or financial report;

(b)	where a transaction, which might be a notifiable or connected transaction, is contemplated, including share issues and share repurchases;

(c)	where we propose to [REDACTED] of the [REDACTED] in a manner different from that detailed in this document or where the business activities, development or results of our Company deviate from any forecast, estimate or other information in this document;

(d)	where the Stock Exchange makes an inquiry to the Company regarding unusual movements in the price or trading volume of its listed securities or any other matters in accordance with Rule 13.10 of the Listing Rules;

(e)	the WVR structure;

(f)	transactions in which any beneficiary of weighted voting rights in the Company has an interest; and

(g)	where there is a potential conflict of interest between the Company, its subsidiary and/or Shareholders (considered as a group) on one hand and any beneficiary of weighted voting rights in the Company on the other.

The term of appointment of the Compliance Advisor shall commence on the Listing Date. Pursuant to Rule 8A.33 of the Listing Rules, the Company is required to engage a compliance advisor on a permanent basis.

COMPETITION

Each of the Directors confirms that as of the Latest Practicable Date, save as disclosed in this document, he or she did not have any interest in a business which materially competes or is likely to compete, directly or indirectly, with our business, and requires disclosure under Rule 8.10 of the Listing Rules.